AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1995

                                                       REGISTRATION NO. 33-57059
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                       PETROLEUM HEAT AND POWER CO., INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           MINNESOTA                            5983                           06-1183025
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                              -------------------

                              2187 ATLANTIC STREET
                          STAMFORD, CONNECTICUT 06902
                                 (203) 325-5400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                 IRIK P. SEVIN,
                                   PRESIDENT
                       PETROLEUM HEAT AND POWER CO., INC.
                              2187 ATLANTIC STREET
                          STAMFORD, CONNECTICUT 06902
                                 (203) 325-5400
          (Name and address, including zip code and telephone number, including area code of agent for service)
                              -------------------
                                   COPIES TO:

                ALAN SHAPIRO, ESQ.                                BETH R. NECKMAN, ESQ.
     PHILLIPS, NIZER, BENJAMIN, KRIM & BALLON                        LATHAM & WATKINS
                31 W. 52ND STREET                                    885 THIRD AVENUE
          NEW YORK, NEW YORK 10019-6167                       NEW YORK, NEW YORK 10022-4802
                  (212) 977-9700                                      (212) 906-1200

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.
                              -------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
       TITLE OF SECURITIES           AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING     AMOUNT OF
         TO BE REGISTERED             REGISTERED     PER SECURITY(1)       PRICE(1)      REGISTRATION FEE
% Subordinated Debentures Due
2005..............................    $125,000,000         100%          $125,000,000        $43,104
Class A Common Stock, par value
$.10 per share....................  3,450,000 shares     $8.625(2)       $29,756,250         $10,261
Total.............................                                       $154,756,250       $53,365(3)


(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Based on the average of the high and low prices of the Class A Common Stock reported on the Nasdaq National Market on December 20, 1994, in accordance with Rule 457 under the Securities Act of 1933, as amended.


(3) Previously paid.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE


    This Registration Statement contains two separate prospectuses: a prospectus
relating to an offering of $125 million of    % Subordinated Debentures and a
prospectus relating to an offering of 3,450,000 shares of Class A Common Stock.

                       PETROLEUM HEAT AND POWER CO., INC.
                             CROSS REFERENCE SHEET
                          PURSUANT TO S-K, ITEM 501(B)

                ITEM OF FORM S-2                               PROSPECTUS LOCATION
- -------------------------------------------------  -------------------------------------------

  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page

  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front and Outside Back Cover Pages

  3.  Summary Information, Risk Factors, Ratio of
      Earnings to Fixed Charges..................  Prospectus Summary; Risk Factors; Selected
                                                   Financial and Other Data

  4.  Use of Proceeds............................  Use of Proceeds

  5.  Determination of Offering Price............  Underwriting

  6.  Dilution...................................  Inapplicable to Debenture Prospectus; see
                                                   "Dilution" in Common Stock Prospectus

  7.  Selling Security Holders...................  Inapplicable to Debenture Prospectus; see
                                                   "Principal and Selling Stockholders" in
                                                   Common Stock Prospectus

  8.  Plan of Distribution.......................  Outside Front Cover Page; Underwriting

  9.  Description of Securities to be
      Registered.................................  Description of Debentures in Debenture
                                                   Prospectus; Description of Capital Stock in
                                                   Common Stock Prospectus

 10.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11.  Information with Respect to the Registrant
      (b)(1) Description of Business.............  Prospectus Summary; The Company; Business
      (b)(2) Financial Statements................  Consolidated Financial Statements of
                                                   Petroleum Heat and Power Co., Inc. and
                                                   Subsidiaries
      (b)(3) Industry Information................  Business
      (b)(4) Dividends and Related Stockholder
             Matters.............................  Inapplicable
      (b)(5) Selected Financial Data.............  Selected Financial and Other Data
      (b)(6) Supplementary Financial
            Information..........................  Consolidated Financial Statements of
                                                   Petroleum Heat and Power Co., Inc. and
                                                   Subsidiaries
      (b)(7) Management's Discussion and Analysis
             of Financial Condition and Results
             of Operations.......................  Management's Discussion and Analysis of
                                                   Results of Operations and Financial
                                                   Condition
      (b)(8) Disagreements with Accountants......  Inapplicable

 12.  Incorporation of Certain Information by
      Reference..................................  Incorporation of Documents by Reference

 13.  Disclosure of Commission Position on
      Indemnification for
      Securities Act Liabilities.................  Inapplicable

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 1995


PROSPECTUS                        [LOGO]


          , 1995

                                  $125,000,000
                       PETROLEUM HEAT AND POWER CO., INC.
                       % SUBORDINATED DEBENTURES DUE 2005


    The    % Subordinated Debentures due 2005 (the "Debentures") are being offered (the "Debenture Offering") by Petroleum Heat and Power Co., Inc. (the "Company"). Concurrent with the Debenture Offering, the Company is offering 2,500,000 shares and selling shareholders are offering 500,000 shares of the Company's Class A Common Stock (the "Class A Common Stock") to the public (the "Common Stock Offering" and, together with the Debenture Offering, the "Offerings"). The Debenture Offering is not contingent upon the consummation of the Common Stock Offering, and there can be no assurance that the Common Stock Offering will be consummated. See "Common Stock Offering."


    Interest on the Debentures is payable semi-annually on       and       of
each year, commencing       , 1995. The Debentures are not redeemable prior to
      , 2000. Thereafter, the Debentures are redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth herein, together with accrued and unpaid interest to the date of redemption. In addition, at any
time prior to       , 1998, the Company may redeem Debentures with the net
proceeds of a public offering of Capital Stock (as defined) of the Company, of Star Gas Corporation ("Star Gas") or of a subsidiary of Star Gas, at a
redemption price of       % of the principal amount thereof, together with
accrued and unpaid interest to the date of redemption, provided that at least 65% in principal amount of the Debentures issued under the Indenture (as defined) remain outstanding immediately following any such redemption. Upon a Change of Control (as defined), the Company will be obligated to make an offer to purchase all outstanding Debentures at a price of 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. See "Description of Debentures."


    The Debentures will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. As of September 30, 1994, after giving effect to the Pro Forma Adjustments described in the Pro Forma Financial Statements contained elsewhere herein, the Debentures would have been subordinated in right of payment to approximately $48.6 million of Senior Debt, and pari passu in right of payment with approximately $161.3 million of other subordinated indebtedness. In addition, the Debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries which, as of September 30, 1994, after giving effect to the Pro Forma Adjustments, would have totalled approximately $11.4 million, consisting primarily of trade payables.


    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 ------------------------------------------------------------------------------------------------------------
                                                       PRICE             UNDERWRITING
                                                       TO THE           DISCOUNTS AND       PROCEEDS TO THE
                                                     PUBLIC(1)          COMMISSIONS(2)       COMPANY(1)(3)
- -------------------------------------------------------------------------------------------------------------
Per Debenture.................................           %                    %                    %
Total.........................................           $                    $                    $
- -------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) See "Underwriting" for indemnification arrangements with the Underwriters.
(3) Before deducting expenses payable by the Company, estimated at $         .

    The Debentures are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or part. It is expected that delivery of the Debentures will be made in
New York, New York on or about            , 1995.
DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

                               BEAR, STEARNS & CO. INC.
                                                        PAINEWEBBER INCORPORATED

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEBENTURES AND OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, upon request, such reports, proxy statements and other information will be made available for inspection and copying at the Commission's public reference facilities at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Class A Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Debentures. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company will furnish to holders of the Debentures annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.

                              CERTAIN DEFINITIONS

    As used in this Prospectus:

    "EBITDA" means operating income before depreciation, amortization and other non-cash charges.

    "NIDA" means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.


    "Star Gas Acquisition" refers to the acquisition by the Company of all outstanding voting securities of Star Gas not owned by the Company in December 1994. Unless the context otherwise requires, all references to Star Gas, including Star Gas' financial position and results of operations (but not including the Consolidated Financial Statements of Star Gas included elsewhere herein), give pro forma effect to the acquisition of two propane businesses and the disposition of certain non-core assets by Star Gas since December 1993 and prior to the date of the Star Gas Acquisition. See "Prospectus Summary--Acquisition of Star Gas Corporation."


    "Pro Forma Adjustments" refer to the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings, in each case as described in the Pro Forma Financial Statements contained elsewhere herein.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus and by the information and financial statements appearing in the documents incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Debentures offered hereby.


                                  THE COMPANY



    Petroleum Heat and Power Co., Inc. (the "Company" or "Petro") is the largest retail distributor of home heating oil (#2 fuel oil) in the United States and, with the Star Gas Acquisition, is the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. Star Gas had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.



    The home heating oil industry is large, highly fragmented and undergoing consolidation, with approximately 3,700 independently owned and operated home heating oil distributors in the Northeast. Petro is the principal acquiror in this industry and since 1979, when current management assumed control, has acquired 154 retail heating oil distributors. As a result, volumes sold increased from 59.4 million gallons in 1980 to 458.6 million gallons for the twelve months ended September 30, 1994, a compound annual growth rate of 16.0%. The Company is uniquely positioned to continue its strategy given the Company's acquisition expertise, reputation, access to capital, and the absence of competitors within the industry with a comparable combination of these attributes. Despite the Company's size, Petro estimates that its customer base represents only approximately 5% of the residential home heating oil customers in the Northeast.



    Petro acquires distributors in both new and existing markets, which distributors are integrated into the Company's branch system. Economies of scale are realized from these purchases through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. Due to its acquisition history, the Company is well known in the heating oil industry and is regularly contacted by potential sellers. In addition, the Company has become more proactive in identifying and contacting potential acquisition candidates. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to increase operational efficiency and to improve customer retention.



    The Company believes that the propane industry is an attractive complement to its heating oil business and that it possesses many similar industry and operating characteristics. Like the home heating oil industry, the propane industry is highly fragmented, consisting of over 2,600 independently owned and operated distributors. The Company intends to apply the acquisition and operating techniques it has successfully applied in the home heating oil industry to its propane operations.



    The Company's business, the sale of home heating oil and retail propane principally to residential customers, has been relatively stable primarily due to the following fundamental industry characteristics: (i) residential demand for heating oil and propane has been relatively unaffected by general economic conditions due to the non-discretionary nature of heating oil and propane purchases, (ii) homeowners have tended to remain with their traditional distributors of both products and (iii) loss of customers to other energy sources, primarily natural gas, has been low due to either the high cost of conversion from home heating oil or lack of availability of natural gas. While over short periods of time weather may cause variability in financial and operating results, the Company has typically been able to adjust gross profit margins and operating expenses to partially offset lower volumes associated with warmer winter temperatures. The Company historically has been able to pass through wholesale price increases in the cost of fuel oil to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory of home heating oil.


    As a result of the successful implementation of the Company's strategy, revenues have increased from $84.6 million in 1980 to $538.5 million in 1993, a compound annual growth rate of 15.3%. EBITDA has increased during such period from $3.6 million to $48.4 million, a compound annual growth rate of 22.2%. Similarly, NIDA has increased during such period from $2.9 million to $23.2 million, a compound annual growth rate of 17.2%. While EBITDA and NIDA should not be considered substitutes for net income as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are the principal bases upon which the Company evaluates its financial performance.


ACQUISITION OF STAR GAS CORPORATION

    In December 1993, the Company purchased a 29.5% equity interest in Star Gas for $16.0 million and acquired options to purchase the remaining equity interest. In connection with this investment, the Company entered into a management agreement with Star Gas wherein the Company agreed to provide Star Gas with executive, financial and managerial oversight services. This structure allowed the Company to limit its financial exposure until Star Gas was operationally restructured. In December 1994, the Company completed the acquisition of Star Gas for approximately $25.9 million, consisting of $3.8 million in cash and 2.5 million shares of the Company's Class A Common Stock.


    In connection with its initial investment in Star Gas, William Powers, a Vice President of Petro, became President of Star Gas. With the assistance of the Company's management, during the past year Star Gas restructured its operations through the sale of various non-core assets, including a trucking operation in Texas and underperforming propane operations in Texas and Georgia. Star Gas realized net proceeds of approximately $23.4 million from the sale of such assets, which assets generated EBITDA of $0.4 million for the year ended September 30, 1993. In addition, Star Gas began implementing its propane acquisition strategy with the purchase of two propane distributors with aggregate annual volume of 1.2 million gallons.



    Petro's net purchase price for Star Gas was $123.9 million, including Star Gas' debt and preferred stock. For the year ended September 30, 1994, Star Gas had EBITDA of $20.0 million.



RECENT DEVELOPMENTS



    Based upon preliminary unaudited results for the year ended December 31, 1994, Petro expects to report total sales of approximately $546.7 million with a volume of home heating oil and retail propane sold of approximately 456.7 million gallons. EBITDA and NIDA are expected to range from $54.7 million to $55.7 million and $26.3 million to $27.3 million, respectively. In addition, the Company anticipates a net loss ranging from $4.0 million to $5.0 million. Despite 1994 being approximately 1.5% warmer than 1993, attributable largely to the fourth quarter of 1994, EBITDA increased approximately 14.0% (based on the mid-point estimate) over 1993, due to higher home heating oil gross profit margins, volume expansion associated with Petro's acquisition program and the Company's operating cost control program.

                             THE DEBENTURE OFFERING



Securities Offered...........  $125 million principal amount of    % Subordinated
                               Debentures due 2005 (the "Debentures").

Maturity Date................                        , 2005.

Interest Payment Dates.......  and       of each year, commencing             , 1995.

Optional Redemption..........  The Debentures will be redeemable at the option of the
                               Company, in whole or in part, at any time on or after
                                           , 2000, at the redemption prices set forth
                               herein, plus accrued and unpaid interest to the date of
                               redemption. In addition, at any time prior to , 1998, the
                               Company may redeem Debentures with the net proceeds of a
                               public offering of Capital Stock of the Company, of Star Gas or of a subsidiary of Star Gas, at a redemption price of %
                               of principal amount, together with accrued and unpaid
                               interest to the date of redemption, provided that at least
                               65% in principal amount of the Debentures issued under the
                               Indenture remain outstanding immediately following any such redemption.

Change of Control............  Upon a Change of Control, the Company will be obligated to make an offer to purchase all outstanding Debentures at a
                               price of 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase.

Ranking......................  The Debentures will be general unsecured obligations of the
                               Company, subordinated in right of payment to all existing
                               and future Senior Debt of the Company. As of September 30,
                               1994, after giving effect to the Pro Forma Adjustments
                               described in the Pro Forma Financial Statements contained
                               elsewhere herein, the Debentures would have been
                               subordinated in right of payment to approximately $48.6
                               million of Senior Debt, and pari passu in right of payment with approximately $161.3 million of other subordinated
                               indebtedness. In addition, the Debentures will be
                               effectively subordinated to all indebtedness and other
                               liabilities and commitments of the Company's subsidiaries
                               which, as of September 30, 1994, after giving effect to the
                               Pro Forma Adjustments, would have totalled approximately
                               $11.4 million, consisting primarily of trade payables.

Certain Covenants............  The indenture relating to the Debentures (the "Indenture")
                               will restrict, among other things, dividends and certain
                               other distributions, the purchase, redemption or retirement of Capital Stock or indebtedness that is junior to the
                               Debentures, the incurrence of certain additional
                               indebtedness, the creation of certain liens, certain
                               transactions with Affiliates (as defined) and certain
                               mergers and consolidations.

Common Stock Offering........  Concurrent with the Debenture Offering, the Company is offering 2,500,000 shares and selling stockholders are
                               offering 500,000 shares of Class A Common Stock to the
                               public. The Debenture Offering is not contingent upon the
                               consummation of the Common Stock Offering, and there can be no assurance that the Common Stock Offering will be
                               consummated. See "Common Stock Offering."

Use of Proceeds..............  The net proceeds to the Company from the Debenture Offering and the Common Stock Offering are estimated to be $120.3
                               million and $20.8 million, respectively. The Company intends to use approximately (i) $98.6 million of such proceeds to purchase $65.4 million of long-term debt of Star Gas, all
                               outstanding shares of preferred stock of Star Gas not owned by Petro and 1,521,316 shares of the Company's Class A
                               Common Stock which were issued to a third party in the Star
                               Gas Acquisition, (ii) $4.0 million of such proceeds to repay working capital borrowings of Star Gas and (iii) $14.3
                               million of such proceeds to redeem $12.8 million principal amount of notes of the Company. The balance of the net
                               proceeds, approximately $24.2 million, will be used for
                               general corporate purposes and, until applied, will be used to reduce the amounts outstanding under the Company's
                               acquisition and working capital facilities. See "Use of
                               Proceeds."

                                  SUMMARY DATA
                         (IN THOUSANDS, EXCEPT RATIOS)


    The following tables present summary consolidated financial and operating data subsequent to the assumption of control by the Company's current management in 1979. Management's strategy is to maximize EBITDA and NIDA, rather than net income. Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following tables as they are the principal bases upon which the Company assesses its financial performance, compensates management and establishes dividends. In addition, certain covenants in the Company's borrowing arrangements are tied to similar measures.

OPERATING DATA:

                                                                                                  RATIO OF
                                                          DEPRECIATION     INTEREST     NET      EARNINGS TO
                                     NET       GROSS           AND         EXPENSE,    INCOME       FIXED
YEAR ENDED DECEMBER 31,             SALES      PROFIT    AMORTIZATION(1)     NET       (LOSS)    CHARGES(2)
1980.............................  $ 84,582   $ 11,938       $ 1,542       $      4   $  1,407       6.2x
1981.............................   125,946     17,229         1,336           (434)     1,612       7.2x
1982.............................   168,061     28,370         2,595            245      3,690       7.0x
1983.............................   159,794     33,806         3,633            375      4,723       9.3x
1984.............................   245,249     50,323         7,069          3,394      4,165       3.2x
1985.............................   283,493     59,241        11,016          5,053      1,427       1.5x
1986.............................   279,889     81,843        15,131          6,580      4,116       2.1x
1987.............................   354,508     96,444        20,782          9,212        194       1.0x
1988.............................   462,150    133,601        27,151         13,536      1,565       1.2x
1989.............................   541,521    139,343        32,093         17,915     (4,287)    --   (3)
1990.............................   567,414    132,383        36,313         20,900    (29,267)    --   (3)
1991.............................   523,243    144,471        35,575         20,728    (16,562)    --   (3)
1992.............................   512,430    161,489        34,394         18,622     (4,389)    --   (3)
1993.............................   538,526    171,717        34,664         20,508     (8,431)    --   (3)

  TWELVE MONTHS ENDED
  SEPTEMBER 30, 1994
Actual(4)........................   546,434    184,752        31,696         22,082      2,128       1.2x
Pro Forma(4)(5)..................   696,223    256,302        43,611         35,750      5,556       1.2x


OTHER DATA:

                                    GALLONS OF HOME HEATING                            RATIO OF EBITDA TO
                                            OIL AND                                         INTEREST
YEAR ENDED DECEMBER 31,               RETAIL PROPANE SOLD      EBITDA(6)    NIDA(7)       EXPENSE, NET
1980.............................            59,399             $ 3,581     $ 2,949             N/A
1981.............................            72,653               4,351       2,947             N/A
1982.............................           104,583               9,713       6,285           39.6x
1983.............................           123,019              13,560       8,357           36.2x
1984.............................           180,998              19,756      11,234            5.8x
1985.............................           212,183              19,106      12,443            3.8x
1986.............................           255,319              30,274      19,247            4.6x
1987.............................           317,380              30,557      20,976            3.3x
1988.............................           414,535              44,470      28,717            3.3x
1989.............................           449,040              40,076      27,573            2.2x
1990.............................           398,989              26,307       4,639            1.3x
1991.............................           385,557              40,036      15,744            1.9x
1992.............................           423,354              51,325      27,721            2.8x
1993.............................           443,487              48,437      23,176            2.4x


TWELVE MONTHS ENDED
SEPTEMBER 30, 1994
Actual(4)........................           458,563              58,745      32,031            2.7x
Pro Forma(4)(5)..................           584,807              86,897      46,130            2.4x

BALANCE SHEET DATA:                                                      AT SEPTEMBER 30, 1994
                                                                       --------------------------
                                                                        ACTUAL     AS ADJUSTED(8)
Cash................................................................   $ 17,055       $ 39,518
Working capital.....................................................      8,357         33,629
Total assets........................................................    234,138        389,124
Total long-term debt................................................    219,084        334,034
Redeemable preferred stock (excluding current maturities)...........     16,666         16,666
Stockholders' equity (deficiency)...................................    (84,568)       (56,754)


- ------------------------

(1) Depreciation and amortization includes depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges.

(2) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income (loss) before income taxes, net income (loss) derived from investments accounted for by the equity method, and extraordinary items, plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental expense.

(3) Earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million and $7.2 million for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, respectively. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million and $27.8 million, respectively, for such periods.


(4) Temperatures for the twelve months ended September 30, 1994 were approximately 3.0% colder than normal (on a degree-day basis).



(5) The pro forma operating and other data for the twelve months ended September 30, 1994 represent the historical financial data derived from the Company's financial statements for the twelve months ended September 30, 1994, adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the pro forma operating and other data in the event that the Common Stock Offering is not consummated.



(6) EBITDA means operating income before depreciation, amortization and other non-cash charges.



(7) NIDA means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.



(8) As adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions and the Offerings; provided, however, that the as adjusted data include approximately $24.2 million of cash, working capital and total assets provided by the Offerings that is not required for the stated uses. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the balance sheet data as adjusted in the event that the Common Stock Offering is not consummated.

                                  THE COMPANY


    Petroleum Heat and Power Co., Inc. is the largest retail distributor of home heating oil (#2 fuel oil) in the United States and, with the Star Gas Acquisition, is the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. Star Gas had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.



    The home heating oil industry is large, highly fragmented and undergoing consolidation, with approximately 3,700 independently owned and operated home heating oil distributors in the Northeast. Petro is the principal acquiror in this industry and since 1979, when current management assumed control, has acquired 154 retail heating oil distributors. As a result, volumes sold increased from 59.4 million gallons in 1980 to 458.6 million gallons for the twelve months ended September 30, 1994, a compound annual growth rate of 16.0%. The Company is uniquely positioned to continue its strategy given the Company's acquisition expertise, reputation, access to capital, and the absence of competitors within the industry with a comparable combination of these attributes. Despite the Company's size, Petro estimates that its customer base represents only approximately 5% of the residential home heating oil customers in the Northeast.



    Petro acquires distributors in both new and existing markets, which distributors are integrated into the Company's branch system. Economies of scale are realized from these purchases through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. Due to its acquisition history, the Company is well known in the heating oil industry and is regularly contacted by potential sellers. In addition, the Company has become more proactive in identifying and contacting potential acquisition candidates. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to increase operational efficiency and to improve customer retention.


    The Company believes that the propane industry is an attractive complement to its heating oil business and that it possesses many of the same industry and operating characteristics. Like the home heating oil industry, the propane industry is highly fragmented, consisting of over 2,600 independently owned and operated distributors. The Company intends to apply the acquisition and operating techniques it has successfully applied in the home heating oil industry to its propane operations.


    The Company's business, the sale of home heating oil and retail propane principally to residential customers, has been relatively stable primarily due to the following fundamental industry characteristics: (i) residential demand for heating oil and propane has been relatively unaffected by general economic conditions due to the non-discretionary nature of heating oil and propane purchases, (ii) homeowners have tended to remain with their traditional distributors of both products and (iii) loss of customers to other energy sources, primarily natural gas, has been low due to either the high cost of conversion from home heating oil or lack of availability of natural gas. While over short periods of time weather may cause variability in financial and operating results, the Company has typically been able to adjust gross profit margins and operating expenses to partially offset lower volumes associated with warmer winter temperatures. The Company historically has been able to pass through wholesale price increases in the cost of fuel oil to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory of home heating oil.


    The Company is a Minnesota corporation. Its principal executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902 and its telephone number is (203) 325-5400. The Company operates directly and through its subsidiaries in fifteen states and the District of Columbia.

                                  RISK FACTORS

    Investors should carefully consider the factors set forth below as well as the other information set forth in this Prospectus before purchasing the Debentures offered hereby.

LEVERAGE; ABILITY TO SERVICE DEBT


    At September 30, 1994 (after giving effect to the Pro Forma Adjustments), the Company would have had outstanding an aggregate of $334.0 million of long-term debt and stockholders' deficiency of $56.8 million. Of such long-term debt, $3.2 million, $3.0 million and $2.9 million in principal amount will mature in 1995, 1996 and 1997, respectively. In addition, approximately $4.2 million of the Company's 1989 Cumulative Redeemable Exchangeable Preferred Stock (the "Redeemable Preferred Stock") is subject to mandatory redemption each year through 1999. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for subordinated notes due August 1, 1999 (the "1999 Notes"), subject to meeting certain debt incurrence tests. See "Capitalization." In addition, the Company may incur further indebtedness from time to time to finance expansion, either through capital expenditures or acquisitions, or for other general corporate purposes. The degree to which the Company is leveraged could have important consequences to holders of the Debentures, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest, principal and other repayment obligations, thereby reducing the funds available to the Company for its operations and future acquisitions, (ii) the Company's ability to obtain additional financing in the future may be impeded, and (iii) the Company's degree of leverage may make it vulnerable to a downturn in its business or of the economy in general. The Company believes that it will be able to meet its obligations as they come due and will not be required to refinance or restructure its debt obligations, although it may elect to do so.


    The Company's earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million and $7.2 million for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, respectively. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million and $27.8 million, respectively, for such periods. See "--Recent Net Losses."

SUBORDINATION

    The Debentures will be subordinated to the prior payment of all existing and future Senior Debt of the Company. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. See "Description of Debentures--Ranking."

SENSITIVITY TO WEATHER; SEASONALITY


    Because the Company's business is directly related to heating, weather patterns during the winter months can have a material effect on the Company's sales of heating oil and propane. Although temperature levels for the heating season have been relatively stable over time, variations can occur from time to time, and warmer than normal weather will adversely affect the Company's results, while colder than normal weather will favorably affect the Company's results. For the twelve months ended September 30, 1994, temperatures were approximately 3.0% colder (on a degree-day basis) than normal, while for the year ended December 31, 1994, temperatures were approximately 3.2% warmer (on a degree-day basis) than normal. Degree days measure the amount by which the average of the high and low temperatures on a given day is below 65 degrees Fahrenheit. There can be no assurance that average temperatures in future years will not be above the historical average.

    The seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its volume of home heating oil in the first quarter and 30% of its volume of home heating oil in the fourth quarter of each year. Similarly, the Company sells approximately 35% of its annual volume of propane in each of the first and fourth calendar quarters. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September.

COMPETITION FROM ALTERNATE ENERGY SOURCES

    In all of its markets, the Company competes for customers with suppliers of alternate energy products, principally natural gas and electricity. Over the past five years, conversions by the Company's home heating oil customers from fuel oil to other sources, primarily natural gas, have averaged approximately 1% per annum of the homes served by the Company. This rate of conversion is largely a function of the cost of replacing an oil-fired heating system with one that uses natural gas and the relative retail prices of fuel oil and natural gas. During 1980 and 1981, when there were government controls on the price of natural gas, and for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's home heating oil customers converted to gas at approximately a 2% annual rate as oil prices increased relative to the price of natural gas. However, beginning in the spring of 1991 through September 1994, gas conversions by the Company's home heating oil customers returned to their approximate 1% historical annual rate as the prices for the two products returned to parity. As fuel oil and propane are less expensive heating sources than electricity, the Company believes that an insignificant number of its customers switch to electric heat from oil heat or propane. See "Business-- Fundamental Characteristics."

    Because of the significant cost advantage of natural gas over propane, propane is generally not competitive with natural gas in those areas where natural gas is readily available. The expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that previously depended upon propane. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and therefore competes effectively with electricity. Although propane and fuel oil have similar applications, propane and fuel oil have generally developed distinct markets. Given the cost of conversion from propane to home heating oil, consumers will only convert their heating systems when there is a significant price advantage of home heating oil as compared to propane. See "Business--Fundamental Characteristics."

COMPETITION FOR NEW RETAIL CUSTOMERS

    The Company's businesses are highly competitive. The Company's fuel oil division competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price.

    Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a 24-hour per day basis, which tends to build customer loyalty. Long-standing customer relationships are also typical to the retail propane industry. Retail propane customers generally lease their storage tanks from their suppliers. The lease terms and, in most states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane on the basis of minor variations in price.

    As a result of, among others, the factors noted above, the Company's fuel oil and propane divisions may experience difficulty in acquiring new retail customers due to existing relationships between potential customers and other home heating oil or propane distributors. In addition, in certain instances, homeowners have formed buying cooperatives which seek to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. To date, these buying groups have not had a material impact on the Company's fuel oil operations.

GROWTH DEPENDENT UPON ACQUISITIONS


    In recent years, demand for home heating fuel has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, the size of the home heating oil market is likely to be stagnant and may even decline in the future. The Company's growth in the past decade has been directly tied to the success of its acquisition program, and its future growth will depend on its ability to continue to identify and successfully consummate acquisitions.



    The Company loses approximately 90% of home heating oil customers acquired in an acquisition within the first six years following an acquisition; however, approximately 35% of the Company's customer losses are as a result of homeowners moving. The Company, through its marketing program, is able to retain approximately 60% of such homes. As a result, the Company's actual net loss of home heating oil customers has averaged approximately 4% per annum over the past five years, as the loss of such purchased customers has been partially offset by new customers obtained through internal marketing. However, there can be no assurance that the Company will be able to maintain or reduce this average home heating oil customer attrition rate in the future.



    The retail propane industry is mature with only limited growth in total demand for the product foreseen. Based on information available from the Energy Information Administration, the Company believes the overall demand for propane has remained relatively constant over the past several years, with year-to-year industry volumes being impacted primarily by weather patterns. Therefore, the ability of the Company's propane division to grow will be heavily dependent on its ability to acquire other distributors. Unlike the home heating oil industry, where the Company believes it has an advantage over other potential buyers and has established a reputation for making acquisitions, the Company has only limited experience in the propane industry and, in making acquisitions, will have to compete with other larger, well-financed companies.


    There is no assurance that the Company will be able to continue to identify new acquisitions or that it will have the access to capital necessary to consummate such acquisitions. As occurred in 1990 and 1991, warm winter weather can adversely affect the Company's operating and financial results which, in turn, may limit the Company's access to capital and its acquisition activities.

RECENT NET LOSSES


    The Company incurred net losses in 1991, 1992 and 1993 of $16.6 million, $4.4 million and $8.4 million, respectively, primarily as a result of the amortization expense associated with the numerous acquisitions consummated since 1980. In connection with each acquisition of a home heating oil distributor, the Company has amortized for book purposes 90% of the amount allocated to customer lists over a six-year period and the balance over a 25-year period. In addition, the Company depreciates fixed assets on average over an eight year period. The aggregate amortization of customer lists and deferred charges and depreciation and amortization of property and equipment in 1991, 1992 and 1993 amounted to $35.6 million, $34.4 million and $34.7 million, respectively. Management's strategy is to maximize EBITDA and NIDA, rather than net income, and net losses may continue in the near term. Continued net losses could adversely affect the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Overview."

SUPPLY OF HOME HEATING OIL AND PROPANE

    Home heating oil and propane are available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Company purchases home heating oil and propane from a variety of suppliers pursuant to supply contracts or on the spot market. While there can be no assurance that there will be no foreign crude oil disruptions which may adversely affect the Company's home heating oil business, past disruptions have affected the price, but not the availability, of home heating oil to the Company. The Company's heating oil division historically has been able to pass through wholesale price increases to its customers and has minimized inventory risk by maintaining an average of no more than a ten day inventory. However, there can be no assurance that the Company will be able to pass on such increases in the future. The Company intends to minimize inventory risk in its propane division by adopting inventory policies similar to those in its heating oil division.

CONSERVATION AND TECHNOLOGY

    The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has caused a decline in demand for home heating oil by retail customers and has slowed the growth of demand for propane by retail customers. Although the Company believes that current oil prices have resulted in decreased incentive to conserve and that most conservation efforts have already been implemented, the Company cannot predict the impact of future conservation measures. The Company is also unable to predict the effect that any technological advances in heating, conservation, energy generation or other devices might have on the Company's operations.

OPERATING RISKS OF PROPANE BUSINESS


    In its propane division, the Company is subject to operating risks incidental to handling, storing and transporting propane, which is a highly explosive liquid. The Company maintains insurance which it believes is adequate to protect it from potential future claims for personal injury and property damage, subject to deductibles which the Company believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Company from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices. The Company believes that there are no known contingent claims or uninsured claims that are likely to have a material adverse effect on the results of operations or financial condition of the Company. The occurrence of an event not fully covered by insurance could have a material adverse effect on the results of operations and financial position of the Company.


DEPENDENCE ON KEY PERSON

    The Company is dependent on the continued services of its President, Irik P. Sevin, principally in its acquisition program. If Mr. Sevin were no longer to serve as an employee of the Company, the Company's prospects for future growth could be adversely affected. The Company does not maintain key man life insurance with respect to Mr. Sevin.

CONTROL BY PRINCIPAL STOCKHOLDERS


    The directors of the Company and certain affiliated parties own 100% of the Class C Common Stock. In addition, the directors own 29.8% of the Class A Common Stock (26.3% if the Common Stock Offering is consummated). Each share of Class A Common Stock is entitled to one vote per share and each share of Class C Common Stock is entitled to ten votes per share. The shares of Class C Common Stock owned by the directors and such affiliated parties represent, in the aggregate, 54.7% of the voting power of all of the outstanding shares of Common Stock (53.6% if the Common Stock Offering is consummated). Consequently, the directors have the ability to control the business and affairs of the Company by virtue of their ability to elect a majority of the Company's board of directors and by virtue of their voting power with respect to other actions requiring stockholder approval.

ABSENCE OF PUBLIC MARKET

    There is no existing market for the Debentures and there can be no assurance as to the liquidity of any market that may develop for the Debentures, the ability of holders of the Debentures to sell their Debentures or the price at which holders will be able to sell their Debentures. If such a market were to develop, the Debentures could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Debentures; however, they are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Debentures on any securities exchange.


                             COMMON STOCK OFFERING



    Concurrent with the Debenture Offering, the Company is offering 2,500,000 shares and selling stockholders are offering 500,000 shares of Class A Common Stock to the public. In addition, the Company or, at the option of a selling stockholder, such selling stockholder has granted the Underwriters an option to purchase up to 450,000 additional shares of Class A Common Stock to cover over-allotments. The Debenture Offering and the Common Stock Offering are not contingent upon each other and there can be no assurance that the Common Stock Offering will be consummated.


                                USE OF PROCEEDS


    The net proceeds from the sale of the Debentures are estimated to be approximately $120.3 million, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds to the Company of the Common Stock Offering are estimated to be approximately $20.8 million ($24.6 million if the Underwriters' over-allotment option in connection with the Common Stock Offering is exercised in full and all of the over-allotment shares are sold by the Company), assuming a public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately (i) $98.6 million of such proceeds to purchase $65.4 million of long-term debt of Star Gas, all outstanding shares of preferred stock of Star Gas not owned by Petro and 1,521,316 shares of the Company's Class A Common Stock which were issued to a third party in the Star Gas Acquisition, (ii) $4.0 million of such proceeds to repay working capital borrowings of Star Gas and (iii) $14.3 million of such proceeds to redeem $12.8 million principal amount of notes of the Company. The balance of the net proceeds, approximately $24.2 million, will be available to the Company for general corporate purposes and, until applied, will be used to reduce the amounts outstanding under the Company's acquisition and working capital facilities. If the Common Stock Offering is not consummated, the balance of the net proceeds available to the Company for general corporate purposes would be approximately $3.4 million.



    The Star Gas long-term debt to be purchased has a weighted average interest rate of 10.3%, a weighted average maturity of 4.6 years at September 30, 1994 and a final maturity of August 28, 2001. The notes of the Company to be redeemed bear interest at a floating rate equal to LIBOR plus 9.28% (15.34% at January 1, 1995) and mature on March 1, 2000. The Star Gas working capital borrowings currently bear interest at 8.75%.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at September 30, 1994, as adjusted to give effect to the Star Gas Acquisition and the Heating Oil Acquisitions (as defined in the Pro Forma Financial Statements), and as further adjusted to give effect to the Offerings and the use of proceeds therefrom as described under "Use of Proceeds." See the Pro Forma Financial Statements contained elsewhere herein for the capitalization of the Company if the Common Stock Offering is not consummated.


                                                                   AT SEPTEMBER 30, 1994
                                                         ------------------------------------------
                                                                                         AS FURTHER
                                                          ACTUAL        AS ADJUSTED       ADJUSTED
                                                                   (DOLLARS IN THOUSANDS)
Short-term obligations:
  Working capital borrowings(1).......................   $      --       $   4,000       $       --
  Current maturities of long-term debt................          33             800              800
  Current maturities of redeemable preferred
stock(2)..............................................       4,167           4,167            4,167
                                                         ---------      -----------      ----------
      Total short-term obligations....................   $   4,200       $   8,967       $    4,967
                                                         ---------      -----------      ----------
                                                         ---------      -----------      ----------
Long-term debt:
  Senior notes........................................   $  42,632       $  42,632       $   36,250
  Other senior long-term debt(1)......................       8,820          11,533           11,533
  % Subordinated Debentures...........................          --              --          125,000
  Subordinated notes..................................      42,632          42,632           36,251
  10 1/8% Subordinated Notes..........................      50,000          50,000           50,000
  9 3/8% Subordinated Debentures......................      75,000          75,000           75,000
  Debt of Star Gas(3).................................          --          65,350               --
                                                         ---------      -----------      ----------
      Total long-term debt............................     219,084         287,147          334,034
Redeemable preferred stock:
  Cumulative Redeemable Exchangeable Preferred Stock,
    409,722 shares authorized, 208,332 shares
    outstanding, of which 41,667 are reflected as
current(2)............................................      16,666          16,666           16,666
Preferred stock of Star Gas...........................          --          19,722               --
Stockholders' equity (deficiency):
  Preferred stock, 5,000,000 shares authorized, none
outstanding...........................................          --              --               --
  Class A Common Stock, 40,000,000 shares authorized,
    18,992,579, 21,482,205 and 22,460,889 shares
outstanding(4)........................................       1,899           2,148            2,246
  Class B Common Stock, 6,500,000 shares authorized,
25,963 shares outstanding.............................           3               3                3
  Class C Common Stock, 5,000,000 shares authorized,
2,545,139 shares outstanding(4).......................         255             255              255
  Additional paid-in capital..........................      51,094          72,941           80,141
  Deficit(5)..........................................    (132,005)       (132,005)        (133,585)
  Note receivable from stockholder....................      (1,280)         (1,280)          (1,280)
  Minimum pension liability adjustment................      (4,534)         (4,534)          (4,534)
                                                         ---------      -----------      ----------
      Total stockholders' equity (deficiency).........     (84,568)        (62,472)         (56,754)
                                                         ---------      -----------      ----------
        Total capitalization..........................   $ 151,182       $ 261,063       $  293,946
                                                         ---------      -----------      ----------
                                                         ---------      -----------      ----------


                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ---------------------


(1) The Company has available under an amended and restated credit agreement dated as of August 1, 1994 (the "Credit Agreement") a $140 million credit facility, consisting of a $75 million working capital commitment, a $50 million revolving credit facility which is available for acquisitions and a $15 million letter of credit facility. No borrowings were outstanding under the Credit Agreement at September 30, 1994. At January 11, 1995, $24.0 million was outstanding under the acquisition facility of the Credit Agreement.


(2) 41,667 shares of Redeemable Preferred Stock are subject to mandatory redemption in each of 1995 through 1999. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for 1999 Notes, subject to meeting certain debt incurrence tests.


(3) Consists of the debt to be purchased with the proceeds of the Offerings: the 11.56% Senior Notes, the 12.625% Senior Subordinated Notes, the Senior Reset Term Notes and borrowings under a term loan agreement.



(4) Does not include 19,208 shares of Class A Common Stock or 52,380 shares of Class C Common Stock issued on November 30, 1994 as the result of an exercise of stock options held by the estate of Malvin P. Sevin.



(5) The Company will record an extraordinary loss upon early retirement of the debt to be purchased with the proceeds of the Offerings. If the Offerings had occurred on September 30, 1994, the Company would have recorded an approximate $1.6 million extraordinary loss.

                       SELECTED FINANCIAL AND OTHER DATA


    The following table sets forth selected financial and other data of the Company and should be read in conjunction with the more detailed financial statements included elsewhere in this Prospectus. The financial data at the end of and for each of the years in the five year period ended December 31, 1993 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The financial data at September 30, 1994 and for the nine month periods ended September 30, 1993 and September 30, 1994 are derived from the unaudited consolidated financial statements of the Company but include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The pro forma financial data for the year ended December 31, 1993 and for the nine months ended September 30, 1994 are derived from the historical consolidated financial statements of the Company. The Company typically generates net income and NIDA in the quarters ending in March and December and experiences net losses and negative NIDA during the non-heating season quarters ending in June and September; thus the results for interim periods are not indicative of the results that may be obtained for the entire fiscal year. Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following table as they are the bases upon which the Company assesses its financial performance, compensates management and establishes dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Pro Forma Financial Statements included elsewhere in this Prospectus.


                                                                                                  NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                           --------------------------------------------------------------  --------------------------------
                                                                             PRO FORMA(1)                      PRO FORMA(1)
                             1989      1990      1991      1992      1993        1993        1993      1994        1994
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
 Net sales................ $541,521  $567,414  $523,243  $512,430  $538,526    $716,072    $377,384  $385,291    $486,790
 Cost of sales............  402,178   435,031   378,772   350,941   366,809     465,295     262,368   257,240     309,501
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
     Gross profit.........  139,343   132,383   144,471   161,489   171,717     250,777     115,016   128,051     177,289
 Operating expenses.......   99,267   106,076   104,435   110,165   123,280     173,777      89,180    91,907     123,293
 Amortization of customer
   lists and deferred
   charges................   26,966    30,517    30,025    28,859    28,731      35,440      22,373    19,467      23,009
 Depreciation and
   amortization of plant
   and equipment..........    5,127     5,796     5,550     5,534     5,933      13,142       4,368     4,308       9,375
 Impairment of long-lived
   assets.................       --        --        --        --        --      33,913          --        --          --
 Provision for
   supplemental benefit...       --        --        --     1,974       264         264         193       210         209
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
     Operating income
(loss)....................    7,983   (10,006)    4,461    14,957    13,509      (5,759)     (1,098)   12,159      21,403
 Interest expense--net....   17,915    20,900    20,728    18,622    20,508      36,257      15,147    16,721      26,197
 Other income
(expense)--net............    2,568      (228)      (45)     (324)     (165)       (165)        (29)       84         209
 Share of loss of Star
   Gas....................       --        --        --        --        --          --          --    (1,243)         --
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
 Income (loss) before
   income taxes and
   extraordinary item.....   (7,364)  (31,134)  (16,312)   (3,989)   (7,164)    (42,181)    (16,274)   (5,721)     (4,585)
 Income taxes (benefit)...   (3,077)   (1,867)      250       400       400         580         218       425         643
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
 Income (loss) before
   extraordinary item.....   (4,287)  (29,267)  (16,562)   (4,389)   (7,564)    (42,761)    (16,492)   (6,146)     (5,228)
 Extraordinary item.......       --        --        --        --      (867)         --        (867)     (654)         --
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
     Net income (loss).... $ (4,287) $(29,267) $(16,562) $ (4,389) $ (8,431)   $(42,761)   $(17,359) $ (6,800)   $ (5,228)
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
                           --------  --------  --------  --------  --------  ------------  --------  --------  ------------
 Ratio of earnings to
   fixed charges(2).......       --        --        --        --        --          --          --        --          --

                                                                                                  NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                 ---------------------------------------------------------   ---------------------------
                                                                                     PRO                           PRO
                                                                                   FORMA(1)                      FORMA(1)
                                  1989      1990      1991      1992      1993      1993      1993      1994      1994
                                                              (IN THOUSANDS, EXCEPT RATIOS)
OTHER DATA:
 EBITDA(3).....................  $40,076   $26,307   $40,036   $51,325   $48,437   $77,000   $25,836   $36,144   $53,996
 Interest expense, net.........   17,915    20,900    20,728    18,622    20,508    36,257    15,147    16,721    26,197
 NIDA(4).......................   27,573     4,639    15,744    27,721    23,176    36,677     7,025    15,880    24,820
 Ratio of EBITDA to interest
expense, net...................     2.2x      1.3x      1.9x      2.8x      2.4x      2.1x      1.7x      2.2x      2.1x
 Gallons of home heating oil
   and retail propane sold.....  449,040   398,989   385,557   423,354   443,487   579,221   307,247   322,323   417,142


                                                                                                AT SEPTEMBER 30, 1994
                                                           AT DECEMBER 31,                      ----------------------
                                         ----------------------------------------------------                  AS
                                           1989       1990       1991       1992       1993      ACTUAL    ADJUSTED(5)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash..................................  $  3,210   $  5,529   $  2,907   $  3,860   $ 24,614   $ 17,055    $   39,518
 Working capital (deficiency)..........    13,544     (5,520)   (12,038)    (6,744)    16,694      8,357        33,629
 Total assets..........................   286,435    260,665    220,010    252,783    256,589    234,138       389,124
 Total long-term debt..................   143,988    146,193    141,830    135,058    185,311    219,084       334,034
 Redeemable preferred stock (excluding
current maturities)....................    10,000     25,000     30,023     37,718     20,883     16,666        16,666
 Stockholders' equity (deficiency).....    (3,287)   (40,087)   (61,444)   (33,917)   (61,964)   (84,568)      (56,754)


- ------------------------


(1) The pro forma statement of operations and other data represent the historical data derived from the Company's financial statements, adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the pro forma statement of operations and other data in the event that the Common Stock Offering is not consummated.



(2) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income (loss) before income taxes, net income (loss) derived from investments accounted for by the equity method, and extraordinary items, plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental expense. Earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million, $7.2 million, $16.3 million and $4.5 million for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, and the nine months ended September 30, 1993 and 1994, respectively. On a pro forma basis, earnings were insufficient to cover fixed charges by $42.2 million and $4.6 millon for the year ended December 31, 1993 and the nine months ended September 30, 1994, respectively. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million, $27.8 million, $10.7 million, $18.3 million $40.6 million and $28.0 million, respectively, for such periods.


(3) EBITDA means operating income before depreciation, amortization and other non-cash charges.

(4) NIDA means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.


(5) As adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions and the Offerings; provided, however, that the as adjusted data include approximately $24.2 million of cash, working capital and total assets provided by the Offerings that is not required for the stated uses. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the balance sheet data as adjusted in the event that the Common Stock Offering is not consummated.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

    In analyzing the Company's results, investors should consider the Company's active acquisition program, the rapid rate of amortization of customer lists purchased in heating oil acquisitions, the seasonal nature of the demand for residential heating and the general ability of heating oil and propane distributors to pass on variations in wholesale costs to their customers. Therefore, although net income (loss) calculated in accordance with generally accepted accounting principles is generally considered by investors to be an indicator of operating performance, management believes that in evaluating the Company's results, two additional measures should be considered to supplement the net income (loss) analysis. The first such measure is operating income before depreciation, amortization and other non-cash charges (referred to herein as EBITDA) and the second such measure is net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company (referred to herein as NIDA). Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, it is important for an investor to understand these concepts since management's strategy is to maximize EBITDA and NIDA, rather than net income. The computations of EBITDA and NIDA are derived from the Company's financial statements as a supplement to the Company's traditional financial statements. Because of management's acquisition and other strategies, it believes that EBITDA is an important indicator as a measure of earnings derived from operations before non-cash expenses and non-operating expenses, such as other expenses and income taxes. The following enumerates other factors that investors should consider.


    First, the financial results of a given year do not reflect the full impact of that year's acquisitions. Historically, most acquisitions have been made during the non-heating season because many sellers desire to retain winter profits but avoid summer losses. Therefore, the effect of acquisitions made after the heating season are not fully reflected in the Company's sales volume and operating and financial results until the following calendar year.



    Second, as stated above, the Company's objective is to maximize EBITDA and NIDA, rather than net income. The large disparity between NIDA and net income
(loss) is primarily attributable to the substantial amortization of customer lists and other intangibles in connection with acquisitions. Customer lists and other intangibles acquired in connection with acquisitions represent the allocation of acquisition costs which are amortized over the future periods benefitted by such acquisitions. In general, costs are allocated to assets based upon the fair market value of the assets purchased, as determined by arms' length negotiations between the Company and the seller. Substantially all purchased intangibles have been comprised of customer lists and covenants not to compete. Amortization of customer lists is a non-cash expense which represents the write-off of the amount paid for customers acquired in connection with acquisitions who later terminate their relationship with the Company. Based on the Company's analysis of historical purchased fuel oil customer attrition rates, customer lists are amortized 90% over a six-year period and the balance over a 25-year period. However, the Company's net loss of heating oil customers has only averaged approximately 4% per annum over the past five years, as the loss of purchased accounts has been partially offset by new customers obtained through internal marketing. The covenants not to compete are amortized over the lives of the covenants, which generally range from five to seven years.


    Third, the seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its annual volume of fuel oil in the first quarter and 30% in the fourth quarter of each year and 35% of its annual volume of propane in each of the first and fourth quarters of each calendar year. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September. As a result, acquisitions made during the spring and summer months generally have a negative effect on earnings and a limited impact on NIDA in the calendar year in which they are made. Most of the costs associated with an acquired distributor are incurred evenly throughout the remainder of the year, whereas a smaller percentage of the purchased company's annual volume and gross profit is realized during the same period.


    Finally, changes in total dollar sales do not necessarily affect the Company's gross profit, EBITDA, net income or NIDA. Since the Company historically has added a per gallon margin onto its wholesale costs, variability in supply prices has affected net sales but generally has not affected EBITDA, net income, NIDA or any other measure of earnings. As a result, the Company's margins are most meaningfully measured on a per gallon basis and not as a percentage of sales. While fluctuations in wholesale prices have not significantly affected demand to date, it is possible that significant wholesale price increases over an extended period of time could have the effect of encouraging conservation. If demand were reduced and the Company was unable to increase its gross profit margin or reduce its operating expenses, the effect of the decrease in volume would be to reduce EBITDA, net income, NIDA and any other measure of earnings. Given the Company's operating strategy to maximize EBITDA and NIDA as described above, an investor should also be aware of certain risks that are inherent in such a strategy. Although an increased level of acquisitions (which in turn adds to the Company's plant and equipment and customer lists) is expected to have a positive impact on the long-term viability of the business, the near term effect of acquisitions would be to increase EBITDA and NIDA by a significantly greater amount than would be the increase, if any, of net income because of the substantial impact of depreciation and amortization expense, items which generally do not impact EBITDA or NIDA, but which do materially impact net income. A reduced level of acquisitions, which would be expected to have an adverse impact on the long-term growth of the business, could lead to decreased EBITDA and NIDA, while possibly increasing net income. In the year of an acquisition, depending on the month it is consummated, it is possible that EBITDA and NIDA would not be affected, while net income could be negatively impacted.


    To the extent future acquisitions are financed with debt, the interest expense associated with such debt would not impact EBITDA, but would reduce NIDA and net income. If the Company were to finance future acquisitions by issuing new preferred stock, the preferred stock dividends associated with the new preferred stock would not affect EBITDA or net income, but would reduce NIDA and increase the Company's stockholders' deficiency.

    Since EBITDA and NIDA are not affected by depreciation and amortization, the Company's failure to replace long-lived assets or its decision to delay needed capital expenditures could have the short term effect of improving net income (by minimizing depreciation and amortization expense), but could have a negative impact on the long-term viability of the business. Because management is concerned with the Company's long-term viability, and measures its operating performance by EBITDA and NIDA, it intends to continue making capital improvements as required.

    Factors that impact the Company's ability to continue following its current operating strategy in the foreseeable future include its ability to continue to grow through acquisitions, while continuing to replace lost customers through internal marketing.

RESULTS OF OPERATIONS AND OTHER DATA

  Nine Months Ended September 30, 1994 Compared to Nine Months Ended September 30, 1993


    Net sales increased for the first nine months of 1994 to $385.3 million from $377.4 million for the same period in 1993. The $7.9 million increase was attributable to volume growth associated with acquisitions ($14.4 million or 3.8%) and to colder weather, partially offset by the Company's efficiency program which shifts summertime deliveries to the fall and winter months, and allows the Company to lower its summertime operating expenses. Also offsetting the effects of acquisitions and colder weather were lower selling prices, reflecting a lower wholesale cost of product and attrition in the Company's customer base, especially in the low margin and commercial segments of the Company's business.


    During the first nine months of 1994, home heating oil volume increased to
322.3 million gallons, 4.9% greater than the number of gallons delivered in the nine months ended September 30, 1993, due to 7.3% colder temperatures (on a degree-day basis) for the first nine months of 1994 compared to the prior period and the impact of the nine acquisitions (with annual volumes of 25.8 million gallons) completed in 1993 whose entire nine month volume is first reflected in 1994. The Company's volume during the first nine months of 1994 was not significantly affected by the seven 1994 acquisitions (with annual volumes of 43.3 million gallons) since the majority of these acquisitions were completed after the heating season. The acquisition growth and the increase in volume due to colder temperatures were partially offset by the Company's delivery efficiency program and attrition in the Company's customer base.



    Gross profit increased $13.0 million (11.3%) from $115.0 million (37.4 cents per gallon) for the nine months ended September 30, 1993 to $128.1 million (39.7 cents per gallon) for the nine months ended September 30, 1994. This increase in gross profit was attributable to the increase in volume and improved home heating oil margins. The increase in gross profit was partially offset by the higher cost of providing heating equipment repair and maintenance services to customers in response to the severe Northeast winter weather experienced during the first quarter of 1994.


    Direct delivery expense increased $2.4 million from $20.9 million for the first nine months of 1993 to $23.3 million for the first nine months of 1994. This increase of 11.6% was due primarily to the additional costs associated with temporary delivery inefficiencies experienced during the first quarter of 1994 created by the severe winter weather conditions. The first quarter increase in delivery expense was partially offset by a reduction in summertime deliveries pursuant to the Company's delivery efficiency program.


    Selling, general and administrative expenses increased slightly from $68.3 million in the first nine months of 1993 to $68.6 million for the first nine months of 1994. On a per gallon basis, these expenses declined by 4.3% from 22.2 cents to 21.3 cents due to economies of scale associated with acquisitions, a reduction in marketing expenses, the Company's ongoing commitment to monitoring its operating expenses and the weather related volume increase.



    Amortization of customer lists and deferred charges decreased 13.0%, or $2.9 million, to $19.5 million. These non-cash expenses declined as certain customer lists and deferred charges became fully amortized. Depreciation and amortization of plant and equipment decreased 1.4%, or $0.1 million, to $4.3 million for the nine months ended September 30, 1994 due to certain fixed assets that became fully depreciated.


    Operating income increased to $12.2 million for the first nine months of 1994 compared with a loss of $1.1 million for the first nine months of 1993. This significant improvement was due to the volume growth and to improved home heating oil margins which were partially offset by weather related increases in service, delivery and operating expenses. The decline in depreciation and amortization expense also contributed to the increase in operating income.


    Net interest expense increased by $1.6 million to $16.7 million for the nine months ended September 30, 1994 due primarily to an increase in the average long-term borrowings offset by a reduction in the average long-term borrowing rate. Average long-term borrowings increased due to the issuance in April 1993 of $50 million of 10 1/8% Subordinated Notes due 2003 (the "10 1/8% Notes") and the issuance in February 1994 of $75 million of 9 3/8% Subordinated Debentures due 2006 (the "9 3/8% Debentures"). The proceeds of these issues were used to refinance $75 million in long-term debt and to finance the Company's ongoing acquisition program. Short-term borrowings were also reduced by $6.9 million on average as part of the proceeds of the debt issuances were used to reduce working capital borrowings pending application towards the Company's acquisition program.

    The loss before income taxes, extraordinary items, and equity in earnings of Star Gas was significantly reduced from $16.3 million for the first nine months of 1993 to $4.5 million for the first nine months of 1994 as the $13.3 million increase in operating income was reduced by the $1.6 million increase in net interest expense.


    Income taxes were approximately $0.4 million for the nine months ended September 30, 1994 compared to $0.2 million for the first nine months of 1993. These taxes represent certain state income taxes.

    Based on Petro's ownership percentage of Star Gas at September 30, 1994, $1.2 million was recorded as a loss under the equity method of accounting. On December 7, 1994, Petro executed certain options to acquire the remaining common equity of Star Gas.


    The extraordinary loss of $0.7 million for the nine months ended September 30, 1994 represents the cash premium paid in connection with the refinancing in February 1994 of $50.0 million in long-term notes scheduled to mature in June 1994 with the proceeds of the $75 million 9 3/8% Debenture issue. For the nine months ended September 30, 1993, the Company recorded an extraordinary charge of $0.9 million representing a cash premium of $0.4 million and the write-off of $0.5 million in debt discount and related deferred charges when $25.0 million of subordinated debt scheduled to mature in 1993 and 1995 was refinanced.



    The net loss for the first nine months of 1994 decreased $10.6 million to $6.8 million, due to the $13.3 million increase in operating income offset by the $1.6 million increase in net interest expense and the $1.2 million of equity loss in Star Gas.


    EBITDA increased 39.9% to $36.1 million in 1994 from $25.8 million for 1993. This improvement was due to an increase in home heating oil volume and gross profit margins, and a reduction in marketing expenses partially offset by weather related increases in service, delivery and operating expenses.

  1993 Compared to 1992

    Net sales increased in 1993 to $538.5 million from $512.4 million in 1992. This $26.1 million increase was attributable to volume growth and related service revenues associated with acquisitions ($55.4 million or 10.8%), offset by attrition in the Company's customer base and 2.6% warmer weather (on a degree-day basis).

    In 1993 home heating oil volume increased to 443.5 million gallons, 4.8% greater than the 423.4 million gallons delivered in 1992 due to the impact of the nine acquisitions completed in 1992 whose annual volume was fully reflected for the first time in 1993, and to a lesser extent, the nine acquisitions completed in 1993. The positive impact of the acquisitions was offset by the slightly warmer weather and attrition in the Company's customer base.

    Gross profit increased $10.2 million (6.3%), from $161.5 million (38.1 cents per gallon) for 1992 to $171.7 million (38.7 cents per gallon) for 1993. Home heating oil margins increased 2.0 cents per gallon, which was partially offset by the higher cost of providing heating equipment repair and maintenance service to a larger customer base and the utilization of this service as part of the Company's internal marketing program.

    Operating expenses increased $13.1 million (11.9%) from $110.2 million in 1992 to $123.2 million in 1993, primarily due to acquisitions, the severe weather conditions experienced in March 1993 that temporarily increased delivery expenses during that month and the expansion of the Company's marketing program. On a per gallon basis, these expenses increased 6.9% from 26.0 cents in 1992 to
27.8 cents in 1993. However, after adjustment for the warmer weather in 1993, the increase was only 4.2% per gallon which was attributable entirely to above mentioned severe March weather and the Company's marketing program.

    The provision for supplemental benefits, representing the present value of such benefits, returned to the more normal level of $0.3 million compared to the accelerated accrual of $2.0 million in 1992.

    Amortization of customer lists and deferred charges were $28.7 million, approximately the same as in 1992. While volume increased 4.8%, these non-cash expenses remained equal as certain customer lists and capitalized expenses became fully amortized. Depreciation and amortization of plant and equipment increased 7.2%, or $0.4 million, to $5.9 million for 1993 due to the acquisitions.

    Operating income was $13.5 million for 1993 compared to $15.0 million in 1992, as the 4.8% increase in volume and the increase in home heating oil margins were offset by higher residential service related costs, increased delivery and marketing expenses.

    Net interest expense increased $1.9 million, or 10.1%, to $20.5 million for 1993. A reduction in the average borrowing rate was offset by a $31.1 million increase in long-term borrowings from $148.5 million, at an average interest rate of 11.9%, to $179.6 million, at an average interest rate of 11.4%. This increase in long-term borrowings was due to the conversion in March 1993 of $12.8 million of Redeemable Preferred Stock into Subordinated Notes due in 2000 and the issuance in April 1993 of $50.0 million of 10 1/8% Notes. The proceeds of this debt issuance were used to repay $25.0 million of long-term obligations with the balance being used to fund, in part, the Company's acquisition program. Offsetting the increase in long-term borrowings was a decline in short-term borrowings from $17.9 million, at an average interest rate of 5.9%, to $11.2 million, at an average interest rate of 5.4%. In addition, the Company reduced bank fees and generated interest income on higher cash balances in 1993 compared to 1992.

    The loss before income taxes and extraordinary items was $7.2 million in 1993, $3.2 million, or 79%, greater than in 1992, due to the reduction in operating income and the increase in interest expense. Income taxes of $0.4 million were the same for both periods and represent certain state income taxes applicable to profitable subsidiaries that are not included in consolidated state returns. The Company had losses for federal income tax purposes in each of these periods.

    In May 1993, the Company recorded an extraordinary charge against earnings of $0.9 million. This represented the cash premium paid of $0.4 million to retire $25.0 million of the Company's long-term obligations maturing in 1993 and 1995 and the write off of $0.5 million in debt discount and deferred charges associated with these obligations.

    The net loss increased from $4.4 million in 1992 to $8.4 million in 1993 due to the decline in operating income, the increase in interest expense and the extraordinary charge.

    EBITDA was $48.4 million compared to $51.3 million in 1992 as the 4.8% increase in volume and the increase in home heating oil margins were offset by higher residential service related costs and increased marketing expenses.

  1992 Compared to 1991

    Net sales decreased in 1992 to $512.4 million from $523.2 million in 1991. This $10.8 million decrease was due to lower home heating oil prices ($37.9 million or 7.2%) as a result of lower per gallon wholesale costs, as well as to reductions in sales of products other than home heating oil to commercial accounts ($17.0 million or 3.3%), which were partially offset by an increase in home heating oil volume ($41.0 million or 7.8%). The average price of home heating oil in 1992 was approximately 14.8% below the 1991 levels, when prices were affected by the Persian Gulf crisis.

    In 1992, home heating oil volume increased to 423.4 million gallons, 9.8% greater than the 385.6 million gallons delivered in 1991 due to colder temperatures (45.3 million gallons) and the impact of the nine acquisitions completed in 1991 whose full annual volume was realized for the first time in 1992 and from a portion of the annual volume associated with the nine additional acquisitions completed in 1992 (19.2 million gallons). The impact of the acquisitions was offset in part by attrition in the Company's customer base, as well as the loss of certain of its high volume, low margin commercial accounts, as the

Company continued to focus its marketing efforts on smaller, higher margin, more service-sensitive residential customers.

    Gross profit increased $17.0 million (11.8%), or 1.8% per gallon, from $144.5 million in 1991 (37.5 cents per gallon) to $161.5 million in 1992 (38.2 cents per gallon). This increase exceeded the percentage increase in home heating oil volume due to improved per gallon gross profit margins attributable to the Company's ability to add an increasing gross margin onto its wholesale costs, designed to offset the impact of inflation, account attrition and weather.

    Operating expenses increased 5.5% compared to the 9.8% increase in volume and declined 3.9% on a per gallon basis from 27.1 cents in 1991 to 26.0 cents in 1992. The per gallon reduction in operating expenses reflects the savings from the Company's cost reduction program which was begun in April 1991 and economies of scale realized from the Company's acquisition program.

    Amortization of customer lists declined 5.4%, or $1.3 million, to $23.5 million in 1992 as certain customer lists became fully amortized and a greater portion of the purchase price in more recent acquisitions was allocated to restrictive covenants and included in deferred charges. As a result of this allocation, amortization of deferred charges increased 3.5% to $5.4 million in 1992. On a combined basis, amortization of customer lists and deferred charges declined 3.9% as the annual amortization associated with assets that became fully amortized was greater than the amount associated with the limited number of acquisitions in 1991 and the impact of the 1992 acquisitions was not fully realized in the current year.

    Depreciation and amortization of plant and equipment was $5.5 million for 1992, approximately the same as in 1991, as reductions related to assets that became fully depreciated were offset by increases associated with assets purchased in 1991 and 1992.

    Provision for supplemental benefit in 1992 represents the present value of a supplemental retirement benefit ($2.0 million) which is being paid over 10 years.

    Operating income increased to $15.0 million from $4.5 million in 1991. This improvement was due to an increase in home heating oil volume and an improvement in per gallon operating income associated with higher gross profit margins, lower per gallon operating expenses and the decline in non-cash expenses, partially offset by the provision for the supplemental benefit in 1992.

    Net interest expense in 1992 decreased $2.1 million, 10.2% below 1991, due to a decline in average outstanding borrowings from 1991 to 1992 of $15.6 million, which caused a reduction of $1.7 million in interest expense and to an increase in interest income ($0.4 million), generated primarily by a higher average balance in U.S. Treasury Notes held in the cash collateral account. The Company's average borrowing rate increased from 11.2% in 1991 to 11.3% in 1992. Average working capital borrowings dropped from $35.0 million in 1991 at an average interest rate of 8.2% to $17.9 million in 1992 at an average interest rate of 5.9%. Average fixed rate borrowings increased from $147.0 million in 1991 to $148.5 million in 1992 with an average interest rate of 11.9% for both years.


    Pretax loss decreased $12.3 million in 1992 from 1991 due to the increase in operating income and the reduction in interest expense, partially offset by the increase in other expenses. Taxes increased from $0.3 million in 1991 to $0.4 million in 1992. Despite the pretax loss, the Company was required to pay certain state income taxes in 1992 on profitable subsidiaries that are not included in consolidated state returns. The 1992 loss, while not providing any federal tax benefits in 1992, increased the Company's tax loss carryforwards to approximately $43.0 million as of December 31, 1992.


    Net loss decreased to $4.4 million in 1992, a $12.2 million improvement over the $16.6 million net loss in 1991.

    EBITDA increased 28.2% to $51.3 million in 1992 from $40.0 million in 1991. This improvement was primarily the result of the 9.8% home heating oil volume increase and a 1.7 cents per gallon EBITDA margin improvement.

LIQUIDITY AND FINANCIAL CONDITION


    The Company has financed its growth through a combination of internally generated capital and the issuance of common stock, redeemable preferred stock and debt. As indicated in the table below, the Company has financed acquisitions and other asset requirements made from January 1, 1989 to December 31, 1993, as follows: 62.6% with internally generated cash and funds from a 1992 offering of
4.3 million shares of Class A Common Stock, 13.3% with redeemable preferred stock and 24.1% with long-term debt and working capital. For the year ended December 31, 1993, the ratio of EBITDA to net interest expense was 2.4x.



                                                                      FUNDING SOURCES
                                             ------------------------------------------------------------------
                            ACQUISITIONS        INTERNALLY
                                AND           GENERATED FUNDS                                  LONG-TERM DEBT
                            FIXED ASSET       AND ADDITIONAL             REDEEMABLE            AND NET WORKING
YEAR                         PURCHASES           EQUITY(1)            PREFERRED STOCK            CAPITAL(2)
- ------------------------    ------------     -----------------       ------------------       -----------------
                                                          (DOLLARS IN THOUSANDS)
1989....................      $ 42,900       $ 20,643     48.1%      $  9,140      21.3%      $ 13,117     30.6%
1990....................        33,077           (544)    (1.6)        15,000      45.3         18,621     56.3
1991....................        16,399         13,834     84.4          4,449      27.1         (1,884)   (11.5)
1992....................        48,478         64,431    132.9          7,500      15.5        (23,453)   (48.4)
1993....................        34,654         11,461     33.1        (12,764)    (36.8)        35,957    103.7
                            ------------     --------                --------                 --------
Total...................      $175,508       $109,825     62.6%      $ 23,325      13.3%      $ 42,358     24.1%
                            ------------     --------                --------                 --------
                            ------------     --------                --------                 --------


- ---------------------

(1) Internally generated funds consist of net income plus depreciation and amortization less dividends. Additional equity consisted of $42.7 million from the sale of Class A Common Stock in 1992.

(2) Net working capital was used for purposes other than acquisitions and long-term requirements. This column reflects only that portion of net working capital utilized to make acquisitions and purchase fixed assets.


    The Company's cash flow from operations, as well as its ability to access long-term debt and equity in both the public and private markets, has provided sufficient capital to fund the Company's acquisition program. In February 1994, the Company realized net proceeds of $71.1 million from its offering of its 9 3/8% Debentures. Of such net proceeds, $50.7 million was used to repay $50.0 million of outstanding notes, including premium, and the remaining $20.4 million of the proceeds became available to finance the Company's ongoing acquisition program. As a result of the repayment of such outstanding notes, a $20.0 million cash collateral account securing these notes was released to the Company, increasing the amount available for acquisitions to $40.4 million. As the Company continues to expand, or the opportunity to refinance existing debt arises, the Company will utilize both the public and private markets to raise capital when it deems appropriate.



    Net cash provided by operating activities of $47.9 million, along with the $40.4 million of net proceeds from the issuance and refinancing of debt in February 1994 as mentioned above, amounted to $88.3 million for the nine months ended September 30, 1994. These funds were utilized in investing activities for acquisitions and the purchase of fixed assets totalling $26.2 million and in financing activities to repay $28.0 million of working capital borrowings, to pay dividends of $12.6 million, to repurchase Redeemable Preferred Stock of $4.2 million, to repurchase Class B Common Stock for $3.3 million, for the payment of deferred financing costs of $1.4 million and to make principal payments on other long-term obligations of $0.2 million. In addition, the Company financed a portion of its 1994 acquisitions with notes payable in the aggregate amount of $8.8 million. As a result of the above activity, the Company's cash balance increased by $12.4 million during this nine-month period.


    Net cash provided by operating activities of $36.6 million for the year ended December 31, 1993, net of repayments of working capital borrowings of $4.0 million, along with the $48.1 million of net proceeds from the April 1993 public offering of the 10 1/8% Notes amounted to $80.7 million. These funds were utilized in investing activities for acquisitions, purchases of fixed assets and the investment in Star Gas, all of which totalled $34.7 million, and in financing activities to pay dividends of $14.6 million, to repurchase subordinated debt, including premium, of $25.4 million, to deposit $5.0 million into a cash collateral account to partially secure certain outstanding notes, and to make principal payments on other long-term obligations of $0.3 million.

    The Company has available a $140 million credit facility under the Credit Agreement, consisting of a $75 million working capital commitment, a $50 million revolving credit facility which is available for acquisitions and a $15 million letter of credit facility. See "Description of Other Indebtedness and Redeemable Preferred Stock--Credit Agreement." No borrowings were outstanding under the Credit Agreement at September 30, 1994. At December 20, 1994, $24.0 million was outstanding under the acquisition facility of the Credit Agreement. At September 30, 1994 the Company had net working capital of $8.4 million.


    For 1995, the Company's financing obligations include redeeming $4.2 million of Redeemable Preferred Stock and paying $3.0 million in dividends on such stock. In addition, the Company anticipates paying dividends on its Common Stock. Based on the Company's current cash position, bank credit availability, expected net cash to be provided by operating activities for 1995 and the proceeds from the Debenture Offering, the Company expects to be able to meet all of the above mentioned obligations in 1995, as well as meet all of its other current obligations as they become due.

                                    BUSINESS


    Petro is the largest retail distributor of home heating oil (#2 fuel oil) and the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. The Company's propane division (Star Gas) had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.


    In addition to sales of home heating oil and propane, the Company installs and repairs heating equipment, rents water softeners, sells propane appliances and, to a limited extent, markets other petroleum products to commercial customers, including diesel fuel and gasoline.

    Installation and repair of heating equipment is provided as a service by the Company to its heating oil customers, and has represented approximately 11% of the Company's net sales for the last three fiscal years. The Company considers the provision of installation and repair services to be an integral part of its basic fuel oil business. Accordingly, the Company regularly provides various service incentives to obtain and retain fuel oil customers and such services are not designed to generate profits. Except in isolated instances, the Company does not provide service to any person who is not a heating oil customer.

    Sales and installation of propane appliances to residential users are offered to the Company's propane customers. Such items represented less than 5% of the propane division's net sales for the twelve months ended September 30, 1994.

    For the years ended December 31, 1991, 1992 and 1993, sales of home heating oil and propane (not including related installation and service) constituted approximately 83% of the Company's net sales, excluding sales of Star Gas.

FUNDAMENTAL CHARACTERISTICS

  Unaffected by General Economy

    The Company's business is relatively unaffected by business cycles. As home heating oil and propane for residential use are such basic necessities, variations in the amount purchased as a result of general economic conditions have been limited.

  Customer Stability


    The fuel oil division has a relatively stable customer base due to the tendency of homeowners to remain with their traditional distributors. In addition, a majority of home buyers tend to remain with the previous homeowner's distributor. As a result, the Company's fuel oil customer base each year includes approximately 90% of the prior year's customers or home buyers who have purchased their homes from such customers. In an acquisition of a fuel oil distributor, while the Company loses approximately 90% of the acquired customers within the first six years, the retention of a majority of the homes underlying such customers make the homes included in the customer list similar to the prior year. Management believes its propane customer base to be relatively stable as well. In excess of 95% of the Company's retail propane customers lease their tanks from the Company. The inconvenience associated with switching tanks greatly reduces a propane customer's tendency to change distributors.


    Approximately 80% of the Company's residential customers receive their fuel supply needs pursuant to an automatic delivery system without the customer having to make an affirmative purchase decision. The Company delivers home heating oil and propane to its customers an average of approximately six times during the year, depending upon weather conditions and historical consumption patterns. In addition, the Company provides home heating equipment repair service on a seven days a week, 52 weeks a year basis, generally within four hours of request.

  Weather Stability

    Average temperatures over time have varied to a very limited extent notwithstanding the warm winter weather experienced in 1990 and 1991. Nevertheless, there can be no assurance that average temperatures in future years will not be above the historical average. The following table presents the average daily temperature (in degrees Fahrenheit) in the metropolitan New York City area for January through March and October through December of the year indicated (which are considered to be the heating season months):

                     AVERAGE
      YEAR         TEMPERATURE
1960............       40.4
1961............       41.9
1962............       40.0
1963............       41.1
1964............       42.1
1965............       41.5
1966............       41.9
1967............       40.5
1968............       40.2
1969............       40.4
1970............       39.8
1971............       41.9

                     AVERAGE
      YEAR         TEMPERATURE
1972............       40.5
1973............       43.8
1974............       41.9
1975............       43.5
1976............       39.3
1977............       40.1
1978............       39.5
1979............       43.0
1980............       39.8
1981............       41.1
1982............       42.6
1983............       42.9
                     AVERAGE
      YEAR         TEMPERATURE
1984............       43.4
1985............       42.5
1986............       42.5
1987............       42.1
1988............       41.1
1989............       40.8
1990............       47.0
1991............       44.3
1992............       41.9
1993............       41.5
1994............       41.8


- ------------------------

Source: National Oceanic and Atmospheric Administration

  Insulation from Oil and Propane Price Volatility

    The Company has been insulated from the volatility of wholesale oil prices due to its policy of maintaining on average no more than a ten day inventory of home heating oil and by limiting its activities to the retail distribution of home heating oil. Although the price of crude oil has been volatile, this has not materially affected the performance of the Company's fuel oil division. The Company has been able to add an increasing gross margin onto its wholesale costs, whatever their level, designed to offset the impact of inflation, account attrition and weather.


    To reduce its exposure to price fluctuations, the Company intends to maintain an inventory policy with respect to propane similar to that traditionally maintained for home heating oil. The Company intends to purchase propane on a short-term basis so that its supply costs will fluctuate with market price variations. Should wholesale propane prices change in the future, the Company believes that margins on its retail propane distribution business would also change in the short-term since retail prices tend to change less rapidly than wholesale prices. The Company is unable to predict, however, how and to what extent a substantial change in the wholesale cost of propane would affect margins and profitability.


  Oil and Propane Supply

    Petro's policy of contracting for a majority of its home heating oil supply with a diverse group of domestic sources minimizes the potential impact of foreign supply disruptions. This diversity, along with purchasing a certain portion of its needs on the spot market, enables the Company to obtain supplies at the lowest possible cost without jeopardizing product security. Given the low proportion of crude oil that is refined into home heating oil and the importance of home heating oil during cold periods, the

Company believes that, in the event of foreign oil supply disruptions, the level of production of home heating oil will generally continue unaffected compared to other oil products.


    The Company is not dependent upon any single propane supplier or group of propane suppliers. To assure adequate supply, a portion of the Company's propane inventory is purchased under supply contracts which typically have a one year term and a fluctuating price relating to spot market prices. The balance of the Company's propane supplies are purchased on the spot market. The Company owns a 22 million gallon propane storage facility located in Seymour, Indiana which provides the Company certain propane supply advantages. Supplies of propane are typically readily available and not easily subject to disruption by international market forces. To reduce its exposure to price fluctuations, the Company intends to maintain an inventory policy with respect to propane similar to that maintained for home heating oil.


  Conversions to Natural Gas

    The rate of conversion from the use of home heating oil to natural gas is primarily affected by the relative prices of the two products and the cost of replacing an oil-fired heating system with one that uses natural gas. The Company believes that approximately 1% of its heating oil customer base annually converts from home heating oil to natural gas. Even when natural gas had a significant price advantage over home heating oil, such as in 1980 and 1981 when there were government controls on natural gas prices or, for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's customers converted to natural gas at only a 2% annual rate. Since such time, natural gas conversions have returned to their approximate 1% historical annual rate as the prices for the two products have been at parity.


    The following table presents the percentage of the Company's heating oil customers that have converted to natural gas annually from 1983 through 1993:


                           NATURAL GAS CONVERSIONS
               YEAR                                                   PERCENT
               1983...............................................     0.5%
               1984...............................................     0.6
               1985...............................................     0.7
               1986...............................................     0.8
               1987...............................................     0.9
               1988...............................................     1.0
               1989...............................................     1.0
               1990...............................................     1.5
               1991...............................................     1.4
               1992...............................................     1.1
               1993...............................................     1.0


    The rate of conversion from the use of propane to natural gas is primarily affected by the availability of natural gas. When natural gas becomes available to an area, residential propane customers can easily and inexpensively convert their systems. The expansion of natural gas into rural propane markets has been inhibited by the required capital costs to natural gas suppliers. For 1993, Star Gas customers converted to natural gas at a rate of approximately 0.5% per annum.


  Environmental Matters

    Petro has not incurred any significant environmental compliance costs. This is primarily due to the Company's general policy of not owning or operating fuel oil terminals and of closely monitoring its compliance with all environmental laws. While Petro has received notifications for three sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, two claims against the Company were voluntarily dismissed and the third was closed for $20,000. There is no environmental risk associated with propane since if it is accidentally released from a storage container it becomes a gas and dissipates. Propane is, however, a highly explosive liquid. See "Risk Factors--Operating Risks of Propane Business" and "--Litigation."


HOME HEATING OIL

  Industry Overview

    Since the 1930s, oil has been a primary source of home heat in the Northeast. The Northeast accounts for approximately two-thirds of the demand for home heating oil in the United States and, during 1991, approximately 7.7 million homes, or approximately 40% of all homes in the Northeast, were heated by oil. In recent years, demand has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, residential home heating oil consumption in the Northeast has declined from approximately 5.3 billion gallons in 1982 to approximately 4.8 billion gallons in 1992. The Company does not expect consumption to decline materially as a result of further conservation efforts and conversions to natural gas because, unless worldwide oil shortages develop, consumers have little incentive to take additional conservation measures beyond what they have already implemented. In addition, losses of customers to gas heat as an alternate energy source are presently insignificant due to the recent stabilization of retail oil prices relative to retail natural gas prices and the cost of conversion. See "--Fundamental Characteristics-- Conversions to Natural Gas."

    The home heating oil distribution business is highly fragmented and characterized by numerous local fuel oil distributors, most of which have fewer than 20 employees and operate within a 25-mile radius from their distribution facility. According to the United States Bureau of Census, there were approximately 3,700 independently owned and operated home heating oil distributors in the Northeast at the end of 1992. Generally, these companies were established in the late 1940s and early 1950s in response to the post-World War II suburban housing boom. Now, approximately 45 years later, many of the proprietors of these businesses are considering retirement and selling their operations.

  Business Strategy

    Current management assumed control of the Company in 1979 and restructured the Company's fuel oil operations by consolidating operating branches and focusing primarily on the retail sale of home heating oil. In addition, corporate overhead was significantly reduced, primarily through a reduction in the number of employees and related expenses. After this reorganization, management perceived an opportunity to achieve substantial growth and increased profitability by acquiring fuel oil distributors in new and existing markets.

    Acquisition Strategy. The Company's strategy is to continue to grow its fuel oil operations through the acquisition and integration of additional distributors in existing and new markets.


    The Company acquires two types of fuel oil distributors. The first type are relatively small and easily integrated into the Company's branch system, resulting in significant economies of scale through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions of the acquired distributor. The second type are larger, stand-alone businesses that cannot be integrated, but are usually in new markets. Acquisitions of these businesses not only provide attractive investment returns, but also provide hubs for future expansion.


    From 1979 through the date hereof, the Company made 154 acquisitions of home heating oil distributors, of which 24 resulted in the Company's expansion into new markets and the remaining were located in existing markets. After an initial start-up period, the Company's acquisitions have been made at a relatively steady pace, with the Company acquiring an average of 14 companies annually from 1984 through 1989, which, excluding one large acquisition in 1987, averaged 3.4 million gallons annually per acquisition, and cost an average of $1.6 million per acquisition. While the Company continued to acquire distributors in 1990 and 1991, it did so at a reduced pace, despite an increase in opportunities, since the warm winter weather in those years limited the Company's internally-generated capital and access to attractively priced external capital.

    The following table sets forth the number of home heating oil distributors acquired by the Company during the 1979 to 1994 period, including the approximate number of customers acquired and the gallons which such customers purchased from the acquired distributors in the year preceding such acquisition:


                                                                                             NUMBER OF
                                                     NUMBER OF          NUMBER OF         GALLONS ACQUIRED
 YEAR                                                ACQUISITIONS    CUSTOMERS ACQUIRED     (IN THOUSANDS)
1979.............................................         1                  800                   900
1980.............................................         3                6,950                 8,910
1981.............................................         6               50,800                49,050
1982.............................................         4               19,900                23,600
1983.............................................         5               40,000                65,151
1984.............................................        13               51,300                62,420
1985.............................................        10               49,900                61,934
1986.............................................        16               46,800                53,375
1987.............................................        12               76,300               114,527
1988.............................................        20               47,300                53,287
1989.............................................        16               34,400                51,569
1990.............................................        12               35,600                42,859
1991.............................................         9               15,300                18,220
1992.............................................         9               65,200                65,618
1993.............................................         9               27,652                25,805
1994.............................................         9               36,322                48,149



    The Company's active acquisition program is designed to capitalize on the highly fragmented nature of the home heating oil industry, Petro's acquisition expertise, as well as what management believes to be an absence of competitors with the combination of acquisition experience, reputation and access to capital equivalent to that of Petro. In the Northeast, there are approximately 3,700 independently owned and operated home heating oil distributors. Many of the proprietors of these businesses are of retirement age and may be receptive to selling their operations. Another source of acquisitions are companies that are owned by individual entrepreneurs who find expansion within the heating oil industry difficult, either operationally or financially, or who have other investment opportunities.


    The Company has an acquisition staff whose responsibility it is to develop leads, analyze potential purchases, negotiate purchase prices and contracts and oversee the integration process. This has resulted in acquisitions generally requiring only three to four weeks from the time an understanding is reached to the consummation of the transaction and the integration of the acquired distributor into Petro's operations. In August 1993, the Company added two senior managers to its acquisition staff in order to enhance the Company's ability to actively identify new acquisition opportunities.

    The two principal criteria the Company uses to evaluate a potential fuel oil acquisition are return on investment and operational fit. The Company determines the earnings potential of a possible acquisition using its historical home heating oil volume and gross profit margin and the Company's anticipated cost of operating the acquired distributor. Based on the anticipated earnings, the Company determines the price it will offer for the distributor to be acquired which is calculated to provide the appropriate return on investment. The Company seeks an annual EBITDA return of 25% to 30% on its capital investments in home heating oil acquisitions. The determination of operational fit is based on the Company's evaluation of such distributor's customer profile, including annual home heating oil gallons sold, the number of customers on automatic delivery, types of service plans, customer payment patterns and other operating matters such as fleet and supply requirements and compliance with environmental and other laws.

    Recognizing the service nature of the home heating oil business, while economies of scale are sought with each acquisition, the Company tries to minimize changes that could adversely affect customer or employee relations. By paying close attention to the operational, as well as financial, characteristics of an acquisition, the Company has avoided significant problems relating to its acquisitions over the past 14 years. This policy has not only reduced the potential monetary risks associated with an acquisition but has also enabled senior management to focus on new purchases rather than on post-acquisition matters.

    Petro is the largest retail distributor of home heating oil in the United States and management believes there is no home heating oil distributor which has a combination of acquisition experience, reputation and access to capital comparable to Petro's. Petro is the only distributor operating in as many as 28 markets, and the Company believes that it sells approximately 3.5 times as many gallons of retail home heating oil as the next largest distributor. While in each of Petro's markets there are a limited number of distributors that from time to time compete for acquisitions, these are generally small enterprises that have limited capital resources and lack structured acquisition programs. In addition, after 154 acquisitions, there is an awareness throughout the home heating oil industry of Petro's interest in and ability to consummate transactions. This high profile within the industry, combined with the Company's reputation among potential sellers, results in Petro having the opportunity to review many of the acquisition opportunities in the Northeast. Several acquisition opportunities are currently being evaluated.


    Operating Strategy. The Company has historically achieved operating economies of scale through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. The Company has identified the best operating practices being employed by its branches and is implementing those procedures throughout the Company. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to become more operationally efficient as well as to improve its customer retention through the utilization of advanced information processing and telecommunication systems. Such systems are currently in use by other distribution businesses, but not generally employed by other retail heating oil companies. To accomplish this goal, in August 1994, the Company hired Thomas M. Isola as Chief Operating Officer.



    Marketing Strategy. The Company has recently begun to refine its marketing efforts by focusing on customer satisfaction rather than the solicitation of new customers through the use of financial incentives. This effort, led by the Company's new Senior Vice President of Marketing, Alex Szabo, consists of two phases. The first phase is to implement Company-wide the best marketing practices employed at its branches to add and retain accounts. The second phase is designed to enhance customer satisfaction and thereby improve customer retention by implementing its new operating procedures.

  Customers and Sales


    The Company's home heating oil division currently serves approximately 417,000 customers in the following 28 markets through a sales force of 143 individuals currently based primarily in the Company's branch offices:


CONNECTICUT                              NEW JERSEY

 Bridgeport--New Haven                    Camden
 Hartford (Metropolitan)                  Neptune
 Litchfield County                        Newark (Metropolitan)
 Southern Fairfield County                North Brunswick
                                          Rockaway
MARYLAND/VIRGINIA/WASHINGTON, D.C.        Trenton

 Baltimore (Metropolitan)                NEW YORK
 Washington, D.C. (Metropolitan)

MASSACHUSETTS                             Bronx, Queens and Kings Counties
                                          Dutchess County
 Boston (Metropolitan)                    Eastern Long Island
 Northeastern Massachusetts               Staten Island
   (Centered in Lawrence)                 Western Long Island
 Springfield
 Worcester
                                         PENNSYLVANIA
NEW HAMPSHIRE

 Milford                                  Allentown
 Portsmouth                               Berks County (Centered in Reading)
                                          Bucks County (Centered in Southampton)
                                          Lebanon County (Centered in Palmyra)


                                         RHODE ISLAND

                                          Providence


    Approximately 85% of the Company's fuel oil customers receive deliveries pursuant to an automatic delivery system in which individual deliveries are scheduled by computer based upon each customer's historical consumption patterns and prevailing weather conditions. The Company delivers home heating oil approximately six times during the year to the average customer. The Company's practice is to bill customers promptly after delivery. In addition, approximately 30% of the Company's customers are on the Company's budget payment plan whereby their estimated annual oil purchases and service contract is paid for in a series of equal monthly payments over an 11 or 12 month period. Historically, the Company has lost a portion of its customer base each year for various reasons, including customer relocation, price competition and conversions to natural gas.

    To generate leads for new fuel customers, the Company utilizes a variety of techniques such as monitoring real estate turnover among its customer base as well as among potential customers in the markets in which it operates. The Company has instituted an ongoing customer service training and sensitivity program in an effort to provide superior service to its existing customers.

PROPANE

  Industry Overview

    Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane competes primarily with natural gas, electricity and fuel oil as an energy source principally on the basis of price, availability and portability. The level of consumption of propane throughout the United States has remained relatively constant over the past ten years. Propane is generally more expensive than natural gas in locations served by natural gas, although propane is often sold in such areas as a standby fuel for use during peak demands and during interruption in natural gas service. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. However, the extension of natural gas pipelines tends to displace propane distribution in the neighborhoods affected as equipment using propane can be converted to natural gas use at little expense. The Company believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and therefore competes effectively with electricity.

    Propane is similar to fuel oil in application; nevertheless, propane and fuel oil have generally developed their own distinct markets. The residential and commercial propane market is generally in rural areas and national in scope while the market for fuel oil is principally located in the Northeast.

    The propane distribution business is highly fragmented with primarily three types of participants: large multi-state marketers with many branch locations, smaller, local independent marketers and farm cooperatives. Based on industry publications, the Company believes that the ten largest multi-state retail marketers of propane, including Star Gas, account for less than 35% of the total retail sales of propane in the United States, and that no single marketer has a greater than 15% share of the total retail market in the United States.

    Most of Star Gas' retail branch locations compete with three or more marketers or distributors. The principal factors influencing competition with other retail marketers are price, reliability and quality of service, responsiveness to customer needs and safety concerns. Each branch location operates in its own competitive environment as retail marketers are located in close proximity to customers to lower the cost of providing service. The typical branch location has an effective marketing radius of 25 miles.

  Business Strategy


    The Company believes that the propane industry is an attractive complement to its heating oil business and possesses many of the same industry and operating characteristics. The Company has begun to apply the acquisition and operating techniques it has successfully applied in the heating oil industry to its propane operations. In connection with its investment in Star Gas, William Powers, a Vice President of Petro, became President of Star Gas. With the assistance of the Company's management, during the past year, Star Gas restructured its operations through the sale of various non-core assets and consolidated various corporate functions, thereby reducing overhead. Star Gas initiated the Company's propane acquisition strategy with the purchase of two propane distributors with aggregate annual volume of 1.2 million gallons.


    Acquisition Strategy. The Company intends to grow its propane division through the acquisition and integration of additional distributors in existing and new markets. The Company intends to expand its propane business primarily through the acquisition of smaller propane distributors that can be integrated with existing operations. The Company will also pursue acquisitions of larger distributors which would establish new markets and broaden its geographic coverage. However, there are a number of propane companies larger than Star Gas actively seeking to grow through acquisitions. Although the presence of such competitors may make it more difficult for Star Gas to acquire propane distributors, it could also present the opportunity to grow more significantly through the acquisition of larger entities.

    Operating Strategy. Star Gas currently operates from 63 branch locations, 49 in four operating regions in the Midwestern states of Ohio, Indiana, Kentucky and Michigan, and 14 in two operating regions in six Northeastern states. The accounting, data processing, and financial functions are centralized, while branch locations maintain autonomy over delivery, service and customer relations. Star Gas emphasizes and maintains corporate oversight regarding safety, employee training and compliance issues.


    Marketing Strategy. The Company intends to grow its propane volume by competing for new customers and by marketing incremental uses to its existing customer base, such as offering to supply a customer who uses propane for space heating with propane for cooking and water heating. During the fiscal year ended September 30, 1994 ongoing Star Gas operations experienced a growth of approximately 2% in its retail base due largely to programs designed to introduce additional uses of propane to existing residential customers. The residential and commercial retail propane distribution business is characterized by a relatively stable customer base, primarily due to the expense of switching to alternate fuels and the emphasis placed on customer relations and quality of service. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane. The cost and inconvenience of switching heating systems minimizes a customer's tendency to switch to alternative fuels other than natural gas, if it is available. Over 95% of the Company's residential customers lease their tanks from the Company. Lease terms and, in most states in which the Company operates, safety regulations prohibit any supplier, other than the lessor, from filling a tank leased to a customer.


  Customers and Sales

    With the Star Gas Acquisition, the Company added over 145,000 new propane customers which it currently serves through 63 locations in the following markets in the Midwestern states and in the Northeast:


INDIANA
Akron                               MASSACHUSETTS
  Batesville                        Belchertown
  Bluffton                            Ludlow
  Coal City                           Rochdale
  College Corner
  Columbia City
  Decatur
  Ferdinand                         MICHIGAN
  Greencastle                       Hillsdale
  Jeffersonville
  Linton
  Madison
  N. Manchester                     NEW JERSEY
  N. Vernon                         Maple Shade
  New Salisbury                       Tuckahoe
  North Webster
  Portland
  Remington
  Richmond                          NEW YORK
  Salem                             Poughkeepsie
  Seymour                             Washington
  Sulphur Springs
  Versailles
  Warren
  Waterloo                          OHIO
  Winamac                           Defiance
                                      Deshler
                                      Fairfield
                                      Ft. Recovery
KENTUCKY                              Hebron
Glencoe                               Ironton
  Prospect                            Lancaster
  Shelbyville                         Lewisburg
  Williamstown                        Lynchburg
                                      Macon
                                      Milford
                                      Mt. Orab
MAINE                                 North Star
Fairfield                             Peebles
  Fryeburg                            Ripley
  Wells                               Sabina
  Windham                             Waverly
                                      West Union

                                    PENNSYLVANIA
                                    Hazelton
                                      Wind Gap

                                    RHODE ISLAND
                                    Davisville



    Sales are primarily to residential, commercial, industrial and agricultural users. In the residential and commercial markets propane is primarily used for space heating, water heating, cooking and clothes drying. In the industrial market, propane is used principally for fuel to power fork lifts and other vehicles. In the agricultural market, propane is used primarily for crop drying and space heating. During the fiscal year ended September 30, 1994, sales to residential customers accounted for 64% of Star Gas' retail sales, sales to industrial and other commercial users accounted for 25% of Star Gas' retail sales and sales to agricultural customers accounted for 11% of Star Gas' retail sales. Star Gas also engages in the wholesale distribution of propane to other retail distributors. During the fiscal year ended September 30, 1994, Star Gas sold 46.3 million gallons of propane to wholesale customers for revenues of $17.4 million.

SUPPLIERS


    The Company obtains home heating oil from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers, many of which have been suppliers to the Company for over 10 years. The Company's purchases are made pursuant to supply contracts or on the spot market. The Company has market price-based contracts for substantially all of its petroleum requirements with 15 different suppliers, each of which has significant domestic sources for its product. The Company's current suppliers are (in alphabetical order): Amerada Hess Corporation; Bayway Refining Co.; Citgo Petroleum Corp.; Coastal New England and New York; Exxon Company USA; Global Petroleum Corp.; Kerr McGee Refining Corp.; Louis Dreyfus Energy Corp.; Meico Inc.; MG Refining and Marketing Co.; Mobil Oil Corporation; Northeast Petroleum, a division of Cargill, Inc.; Sprague Energy Group; Stuart Petroleum Company; and Sun Oil Company. The Company's supply contracts each have terms of 12 months and typically expire in May or June of each year. Each of the supply contracts provides for maximum quantities, but does not establish in advance the price at which fuel oil is sold, which, like the Company's price to its customers, is established from time to time.


    The Company obtains its fuel oil in either barge or truckload quantities. When purchasing in barge quantities, the Company hires independent barging companies on an as needed basis to transport the Company's oil from refineries and other bulk storage facilities to third-party storage terminals. The Company has contracted with approximately 70 third party storage terminals for the right to temporarily store its fuel oil at their facilities. The fuel oil is then transported by the Company's fleet of approximately 775 delivery trucks to its customers.


    Star Gas obtains propane from approximately 30 sources including Amoco Canada; Ashland Petroleum Company; Enron Gas Liquids Inc.; Marathon Corp.; Petrolane Gas Service; Shell Oil Company; Sea 3, Inc.; Sun Oil Company; Shell Canada Limited; and Texaco Exploration and Production Inc. Star Gas owns a storage facility in Seymour, Indiana in which it is able to store approximately 22 million gallons of propane in an underground cavern. The facility is on a pipeline connected to Mont Belvieu, Texas, the major supply source for propane.


    Propane is transported from refineries, pipeline terminals (including the Company's own pipeline terminal and storage facility in Seymour, Indiana), and coastal terminals to the Company's branch locations by a combination of the Company's own highway transport trucks, common carriers and by railroad tank cars. Star Gas distributes propane to its retail and commercial customers either by bulk truck or by service trucks which transport portable cylinders. The primary method of delivery to customers is by the company's fleet of 225 owned bulk trucks, which generally are fitted with a pressurized propane vessel with an average capacity of 2,500 gallons. The typical branch location has an effective marketing radius of 25 miles.

    The Company believes that its policy of contracting for substantially all its supply needs with diverse and reliable sources will enable it to obtain sufficient product should unforeseen shortages develop in worldwide supplies. The Company further believes that relations with its current suppliers are satisfactory.

COMPETITION


    The home heating oil business is highly competitive. The fuel oil division competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a seven days per week, 52 weeks per year basis, which tends to build customer loyalty.


    Competition within the propane distribution industry stems from primarily three types of participants: larger multi-state marketers, smaller, local independent marketers and farm cooperatives.

The Company believes that the ten largest multi-state marketers of propane account for less than 35% of the total retail sales of propane in the United States. In the propane industry, the principal factors of competition are price and reputation for reliability and quality of service.


EMPLOYEES


    As of September 30, 1994, the fuel oil division had 2,227 employees, of whom 751 were office, clerical and customer service personnel, 803 were heating equipment repairmen, 331 were oil truck drivers and mechanics, 199 were management and staff and 143 were employed in sales. Approximately 20 of those employees are seasonal, and management expects to rehire the majority of them for the next heating season. Approximately 700 employees are represented by 19 different local chapters of labor unions.



    As of September 30, 1994, the propane division had 703 full time employees, of which 31 were employed at the corporate office in Stamford, Connecticut and 672 were located in branch offices of which 279 were administrative, 272 were engaged in transportation and storage and 121 were engaged in field servicing. Approximately 50 of Star Gas' employees are represented by four different local chapters of labor unions. Management believes that its relations with both its union and non-union employees are satisfactory.


LITIGATION

    The Company is not party to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on the results of operations or the financial condition of the Company.

    Propane is an explosive gas and serious personal injury and property damage can occur in connection with its transportation, storage and use. In the ordinary course of business Star Gas is threatened with, or is named as defendant in, various lawsuits. No lawsuits are pending at the present time; however, one lawsuit has been threatened based upon a recent incident in the Midwest. The Company believes that such lawsuit, if commenced, will not be material to the Company based upon the adequacy of its insurance to cover any liability which may result from claims arising out of such incident.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Information with respect to the directors and executive officers of the Company is set forth below:

            NAME               AGE                            OFFICE
Irik P. Sevin................  47    Chief Executive Officer, President, Chairman of the Board
                                       and Director
Thomas M. Isola..............  51    Chief Operating Officer
C. Justin McCarthy...........  50    Senior Vice President--Operations
Joseph P. Cavanaugh..........  57    Senior Vice President--Administration
Audrey L. Sevin..............  68    Secretary and Director
George Leibowitz.............  57    Senior Vice President--Finance and Corporate Development
Alex Szabo...................  41    Senior Vice President--Marketing and Sales
James J. Bottiglieri.........  38    Vice President and Controller
Matthew J. Ryan..............  37    Vice President--Supply
Phillip Ean Cohen(1).........  47    Director
Thomas J. Edelman............  43    Director
Richard O'Connell(1)(2)......  48    Director
Wolfgang Traber(1)(2)........  50    Director
Max M. Warburg...............  46    Director
Paul Biddelman...............  46    Director

- ------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Irik P. Sevin has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Sevin has been President of Petro, Inc. since November 1979 and Chairman of the Board of the Company since January 1993. Between January 1979 and November 1979, he was Executive Vice President of Petro, Inc. Mr. Sevin was an associate in the investment banking division of Kuhn Loeb & Co. and then Lehman Brothers Kuhn Loeb Incorporated from February 1975 to December 1978. Mr. Sevin is a graduate of the Cornell University School of Industrial and Labor Relations (B.S.), New York University School of Law (J.D.) and the Columbia University School of Business Administration (M.B.A.).

    Thomas M. Isola has been Chief Operating Officer of the Company since August, 1994. Mr. Isola joined Petro in August of 1994 in the newly created role of Chief Operating Officer. Prior to joining Petro and beginning in 1988, Mr. Isola served as President and Chief Executive Officer of three manufacturing converting companies owned by Butler Capital Corporation of New York. From 1972 to 1988, he was with Avery International, Inc. (now Avery-Dennison) in a variety of marketing and operations roles before becoming Vice President-General Manager of two Avery companies. Mr. Isola received B.A. and M.B.A. degrees from Stanford University in 1965 and 1968, respectively. He served as a 1st Lieutenant in the U.S. Army from 1969 to 1971.

    C. Justin McCarthy has been Senior Vice President--Operations of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Prior to his joining the Company, Mr. McCarthy was General Manager of the New York City operations for Whaleco Fuel Oil Company from 1976 to 1979 and was General Manager of the Long Island Division of Meenan Oil Co., Inc. from 1973 to 1976. Mr. McCarthy is a graduate of Boston College (B.B.A.) and the New York University Graduate School of Business Administration (M.B.A.).


    Joseph P. Cavanaugh was Controller of Petro, Inc. from 1973 and of the Company since its organization until 1994. He was elected a Vice President of the Company in October 1983 and a Senior

Vice President since January 1993. Mr. Cavanaugh is a graduate of Iona College (B.B.A.) and Pace University (M.S. in Taxation).

    Audrey L. Sevin has been a director and Secretary of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mrs. Sevin was a director, executive officer and principal shareholder of A.W. Fuel Co., Inc. from 1952 until its purchase by the Company in May 1981. Mrs. Sevin is a graduate of New York University (B.S.).

    George Leibowitz has been Senior Vice President of the Company since November 1, 1992. From 1985 to 1992, prior to joining the Company, Mr. Leibowitz was the Chief Financial Officer of Slomin's Inc., a retail heating oil dealer. From 1984 to 1985, Mr. Leibowitz was the President of Lawrence Energy Corp., a consulting and oil trading company. From 1971 to 1984, Mr. Leibowitz was Vice President--Finance and Treasurer of Meenan Oil Co., Inc. Mr. Leibowitz is a Certified Public Accountant and a graduate of Columbia University (B.A. 1957) and the Wharton Graduate Division, University of Pennsylvania (M.B.A. 1958).

    Alex Szabo has been Senior Vice President--Marketing and Sales since June 1994. From 1989 to 1994, prior to joining the Company, Mr. Szabo was Executive Vice President at Whittle Communications and President of Screenvision Cinema Network. From 1987 to 1989, Mr. Szabo was Executive Vice President--General Manager of Benckiser Consumer Products, Inc. Prior to 1987, Mr. Szabo held executive management positions at Ecolab, Colgate Palmolive and I.B.M. Mr. Szabo is a graduate of Brown University (B.A. 1975) and Columbia University (M.B.A.
1980).


    James J. Bottiglieri was Assistant Controller of the Company from 1985 to 1994 and was elected Vice President in December 1992. Mr. Bottiglieri was made Controller of the Company in 1994. From 1978 to 1984, Mr. Bottiglieri was employed by a predecessor firm of KPMG Peat Marwick, a public accounting firm. Mr. Bottiglieri graduated from Pace University with a degree in Business Administration in 1978 and has been a Certified Public Accountant since 1980.


    Matthew J. Ryan, who has been employed by the Company since 1987, has been Manager of Supply and Distribution of the Company since 1990 and was elected Vice President--Supply in December 1992. From 1974 to 1987, Mr. Ryan was employed by Whaleco Fuel Corp., a subsidiary of the Company which was acquired in 1987. Mr. Ryan graduated from St. Francis College with a degree in Accounting in 1983 (B.S.).

    Phillip Ean Cohen has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Since 1985, Mr. Cohen has been Chairman of Morgan Schiff & Co., Inc., an investment banking firm.

    Thomas J. Edelman has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Edelman is the President and a director of Snyder Oil Corporation, a Fort Worth, Texas-based, independent oil company. Prior to 1981, he was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman also serves as the Chairman of Lomak Petroleum, Inc., and as a director of Wolverine Exploration Company, Enterra Corporation and Command Petroleum Holdings N.L.

    Richard O'Connell has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. O'Connell is a private investor.

    Wolfgang Traber has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October of 1983. Mr. Traber is Managing Director of Hanseatic Corporation, in Hamburg, Germany, a private investment corporation. Mr. Traber is a director of Deltec Securities Corporation, Blue Ridge Real Estate Company, Hellespont Tankers Ltd. and M.M. Warburg & Co.

    Max M. Warburg has been a director of the Company since May 1984. Since January 1, 1982, Mr. Warburg has been a partner of M.M. Warburg & Co., a private bank. For the prior four years he was a Managing Director of the same organization. Since March 1988, he has been a member of the board of Holsten Brauerei AG, Hamburg. Since May 1, 1987, he has been a member of the board of Eurokai-Eckelmann Gruppe, Hamburg. Mr. Warburg is a member of the Board of DWS Deutsche Gesellschaft fur Wertpapiersparen GmbH, Frankfurt; DEG Deutsche Finanzierungsgesellschaft fur Beteilingungen in Entwicklungslandern GmbH, Koln; the Hamburg Stock Exchange; and the Hamburg Banking Association.

    Paul Biddelman has been a director of the Company since October 1994. Mr. Biddelman has been a principal of Hanseatic Corporation since 1992. Mr. Biddelman joined Hanseatic from Clements Taee Biddelman Incorporated, a merchant banking firm which he co-founded in 1991. From 1982 through 1991, he was a Managing Director in Corporate Finance at Drexel Burnham Lambert Incorporated. Mr. Biddelman also worked in corporate finance at Kuhn, Loeb & Co. from 1975 to 1979, and at Oppenheimer & Co. from 1979 to 1982.

    Audrey L. Sevin is the mother of Irik P. Sevin. There are no other familial relationships between any of the directors and executive officers.

    The Company pays each of its directors other than Irik P. Sevin an annual fee of $24,000. Directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers serve at the discretion of the Board.

    Certain holders of the Class A and Class C Common Stock have entered into a shareholders' agreement (the "Shareholders' Agreement") which provides that they will vote their shares of Class A Common Stock and Class C Common Stock to elect as directors of the Company five persons designated by a group consisting of the Estate of Malvin P. Sevin, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman, Phillip Ean Cohen and Margot Gordon (the "Sevin Group") and three persons designated by certain other shareholders of the Company (the "Traber Group"). Each group may designate its nominees by action of the holders of a majority of the Class C Common Stock held by the group.

    At present, there are eight directors serving on the Board. Of the present directors, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman, Phillip Ean Cohen and Paul Biddelman have been designated by the Sevin Group and Wolfgang Traber, Richard O'Connell and Max A. Warburg have been designated by the Traber Group. All such obligations to vote for directors shall lapse if the Estate of Malvin
P. Sevin, Irik P. Sevin or Audrey L. Sevin, no longer owns, directly or indirectly, or has sole voting power over shares having at least 51% of the voting power of all shares of Class C Common Stock held by the Sevin Group.

    The Shareholders' Agreement (as well as the Company's Restated Articles of Incorporation) provides that certain actions may not be taken without the affirmative vote of 80% of the entire Board of Directors (irrespective of vacancies) including at least one director who has been designated by the Traber Group. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

                           DESCRIPTION OF DEBENTURES


    The Debentures will be issued pursuant to an Indenture, to be dated as of
           , 1995, between the Company and Chemical Bank, as trustee (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Definitions of certain terms used in this section appear at the end of this section under "Certain Definitions."


GENERAL


    The Indenture authorizes the issuance of an aggregate principal amount of
$125 million of Debentures. The Debentures will mature on            , 2005. The
Debentures will be general unsecured obligations of the Company and will bear interest at the rate per annum shown on the cover page of this Prospectus,
payable semi-annually in arrears on       and       in each year to the holders
of record at the close of business on the       and       next preceding such
interest payment date. Interest will initially accrue from the date of issuance,
and the first interest payment date will be       , 1995. Interest will be
computed on the basis of a 360-day year of twelve 30-day months. The Debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof.


    As indicated under "Ranking" below, the Debentures will be subordinated in right of payment to all Senior Debt of the Company.


    Principal, premium, if any, and interest will be payable, and the Debentures may be presented for redemption, repurchase, exchange or transfer, at the office of the Trustee in the Borough of Manhattan, City of New York and at any other office or agency maintained by the Company for such purpose. The registrar and paying agent will be Chemical Bank. The Company may change the registrar or paying agent without prior notice to holders and the Company or any Subsidiary may act in such capacity.


OPTIONAL REDEMPTION

    The Debentures will be redeemable for cash on or after       , 2000 at the
option of the Company, in whole or from time to time in part, at the redemption prices set forth herein, together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The redemption prices (expressed as percentages of principal amount) are as follows for
Debentures redeemed during the twelve-month period beginning            of the
years indicated:

YEAR                                                                PERCENTAGE
2000.............................................................           %
2001.............................................................
2002.............................................................
2003 and thereafter..............................................     100.000

    In addition, at any time prior to            1998, the Company may redeem
Debentures issued under the Indenture with the net proceeds of a public offering of Capital Stock (other than Redeemable Stock) of the Company, of Star Gas or of
a subsidiary of Star Gas, at a redemption price of    % of the principal amount
thereof, plus accrued and unpaid interest thereon, provided that at least 65% in aggregate principal amount of the Debentures issued under the Indenture remain outstanding immediately following any such redemption.

SINKING FUND

    There will be no mandatory sinking fund payments for the Debentures.

SELECTION OF DEBENTURES TO BE REDEEMED AND NOTICE OF REDEMPTION

    In the event of optional redemption, as described above, of less than all of the Debentures, the Trustee will select the Debentures for redemption pro rata or by lot or by a method that complies with applicable legal and securities exchange requirements, if any, and that the Trustee considers fair and appropriate and in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

    Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at such holder's registered address. The notice of redemption will identify the Debentures to be redeemed and will state the redemption date; the redemption price; the name and address of the paying agent; that Debentures called for redemption must be surrendered to the paying agent to collect the redemption price plus accrued interest; that, unless the Company defaults in making such redemption payment or the paying agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on Debentures called for redemption ceases to accrue on and after the redemption date; the paragraph of the Debentures pursuant to which the Debentures called for redemption are being redeemed; and that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Debentures.

    Prior to the redemption date, the Company will deposit with the paying agent (or, if the Company or a Subsidiary is the paying agent, will segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest on all Debentures to be redeemed on that date other than Debentures or portions of Debentures called for redemption which have been delivered by the Company to the Trustee for cancellation.

RANKING


    The payment of the principal of, premium (if any) and interest on the Debentures is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Debt of the Company. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Debt or subject to the restrictions described herein. At September 30, 1994, after giving effect to the Pro Forma Adjustments described in the Pro Forma Financial Statements, the Debentures would have been subordinated to approximately $48.6 million of Senior Debt. The Indenture contains limitations on the amount of additional Funded Debt that the Company may incur; however, under certain circumstances the amount of such Funded Debt could be substantial. The Indenture does not contain limitations on the amount of Indebtedness that is not Funded Debt that the Company may incur. In addition, any Indebtedness that the Company may incur may be Senior Debt. See "--Certain Covenants--Limitation on Funded Debt." A portion of the operations of the Company is conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such Subsidiaries, and claims of preferred stockholders (if any) of such Subsidiaries, generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Debentures, even though such obligations do not constitute Senior Debt. The Debentures, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company. At September 30, 1994, after giving effect to the Pro Forma Adjustments, such Subsidiaries would have outstanding Indebtedness (other than guarantees of the Company's Indebtedness under the Credit Agreement) and trade credit of approximately $11.4 million.

    Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by the Company's Subsidiaries, such limitation is subject to a number of significant qualifications. See "Limitation on Subsidiary Indebtedness and Preferred Stock." "Senior Debt" means the following obligations, whether outstanding on the date of the Indenture or thereafter issued:

        (i) all obligations consisting of Bank Debt;

        (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable;

        (iii) all Capital Lease Obligations of the Company;

        (iv) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges entered into in respect of any obligations described in clauses (i), (ii) and (iii) or (C) issued or assumed as the deferred purchase price of property and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement;

        (v) all obligations of other persons of the type referred to in clauses
    (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in any case, the Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guarantees of such obligations and dividends; and

        (vi) all obligations of the Company consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii), (iv) or (v);

unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures; provided, however, that Senior Debt will not include (1) any obligation of the Company to any Subsidiary or other Affiliate of the Company, (2) any liability for federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities) or (4) that portion of any Indebtedness that was incurred in violation of the Indenture.

    The Company may not pay principal of, premium (if any) or interest on, the Debentures or make any deposit pursuant to the provisions described under "Defeasance" below and may not repurchase, redeem or otherwise retire any Debentures if (i) any Designated Senior Debt is not paid when due or (ii) any other default on Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Designated Senior Debt has been paid in full. However, the Company may pay the Debentures without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each issue of Designated Senior Debt with respect to which any such default relates. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Debentures for a period (a "Payment Blockage Period") commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of the holders of any such Designated Senior Debt specifying an election to effect such prohibition (a "Payment Blockage Notice") and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the

Trustee and the Company from the Representative that gave such Payment Blockage Notice, (ii) by repayment in full of such Designated Senior Debt or (iii) because such default is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first two sentences of this paragraph), unless the holders of such Designated Senior Debt or the Representative of such holders have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Debentures after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period.

    Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Debt will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment.

    If payment of the Debentures is accelerated because of an Event of Default, the Company or the Trustee will promptly notify the holders of the Designated Senior Debt or their Representatives of the acceleration.

    By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than the holders of the Debentures, and creditors of the Company who are not holders of Senior Debt (including the Debentures) may recover less, ratably, than holders of Senior Debt.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each holder of Debentures will have the right to require the Company to repurchase all or any part of such holder's Debentures at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). A "Change of Control" will be deemed to occur if (i) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the members of the Sevin Group and the Traber Group, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to be the beneficial owner of all shares that such person has the right to acquire, regardless of whether such right is exercisable immediately or after the passage of time), directly or indirectly, of 50% or more of the total voting power of all classes of the Voting Stock of the Company and the members of the Sevin Group and the Traber Group cease to have the right to appoint at least a majority of the members of the Board of Directors of the Company, (ii) the holders of the 10 1/8% Notes have the right to require the Company to purchase any such 10 1/8% Notes pursuant to Section 4.08 of the Indenture, dated as of April 1, 1993, between the Company and Chemical Bank, as trustee, relating thereto, (iii) any holder of the 11.85% Notes, the 12.17% Notes or the 12.18% Notes exercises its right to declare any such notes to be due and payable pursuant to Section 2.1 of the Note Agreement, dated as of September 1, 1988, relating thereto (the "1988 Note Agreement"), (iv) any holder of the 14.10% Notes exercises its right to declare any such notes to be due and payable pursuant to Section 5.2(A) of the Note Agreement, dated as of January 15, 1991, relating thereto (the "1991 Note Agreement") or (v) any holder of 11.85% Notes, 12.17% Notes, 12.18% Notes or 14.10% Notes shall have received any consideration (whether in the form of cash, a change in the rate of interest relating to such notes, a change in any other provision of the terms of such notes, or otherwise) to amend, modify, waive or otherwise give up its right to declare any such notes to be due and payable upon a "Change of Ownership," as defined in the 1988 Note Agreement or the 1991 Note Agreement, as the case may be; provided, however, that an amendment to or waiver or other modification of
Section 2.1 of the 1988 Note Agreement or Section 5.2(A) of the 1991 Note Agreement shall not, in the absence of any consideration, constitute a Change of Control under the Indenture.

    Within 30 days following any Change of Control, the Company will mail a notice to each holder stating (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Debentures at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); (ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the purchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions, determined by the Company consistent with the Indenture, that a holder must follow in order to have its Debentures repurchased.

    If, at the time of a Change of Control, the Company is prohibited by the terms of the Bank Debt from purchasing Debentures that may be tendered by holders at the purchase price described above as a result of such Change of Control, then prior to the mailing of the notice to holders described in the preceding paragraph but in any event within 30 days following any Change of Control, the Company must (i) repay in full all Bank Debt or offer to repay in full all Bank Debt and repay the Bank Debt of each lender who has accepted such offer or (ii) obtain the requisite consent under the Bank Debt to permit the purchase of the Debentures as described above. The Company must first comply with the covenant described in the preceding sentence before it will be required to purchase Debentures in the event of a Change of Control, provided that the Company's failure to comply with the covenant described in the preceding sentence will constitute a Default described in clause (iii) under "Defaults" below. As a result of the foregoing, a holder of the Debentures may not be able to compel the Company to purchase the Debentures unless the Company is able at the time to refinance the Bank Debt.

    The Change of Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

    The Company's existing subordinated indebtedness contains provisions that require the Company to repurchase such Indebtedness upon the occurrence of certain events which are substantially similar to the events constituting a Change of Control. The Credit Agreement limits the amount of the Company's cash that may be used to repurchase indebtedness of the Company. In addition, the Company's ability to pay cash to the holders of Debentures upon a repurchase may be limited by the Company's then existing financial resources.

    The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by the Company to purchase the Debentures as a result of a Change of Control.

CERTAIN COVENANTS

    Set forth below are certain covenants contained in the Indenture:

    SEC Reports. Whether or not required by the rules and regulations of the Commission, so long as any Debentures are outstanding, the Company will furnish to the holders of Debentures all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability and make such information available to investors who request it in writing. The Company also will comply with the provisions of Sec. 314(a) of the Trust Indenture Act.

    Limitation on Funded Debt. The Company will not, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Funded Debt unless, after giving effect thereto, the Company's Consolidated EBITDA Coverage Ratio exceeds 2.0 to 1.

    Notwithstanding the foregoing paragraph, the Company may incur the following Funded Debt: (i) Funded Debt owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Funded Debt (other than to a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the incurrence of such Funded Debt by the Company; (ii) the Debentures and Funded Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Funded Debt permitted by this clause (ii); provided, however, that (1) the principal amount of the Funded Debt so incurred will not exceed the principal amount of the Funded Debt so exchanged, refunded or refinanced and (2) the Funded Debt so incurred (A) will not mature prior to the Stated Maturity of the Funded Debt so exchanged, refunded or refinanced and (B) will have an Average Life equal to or greater than the remaining Average Life of the Funded Debt so exchanged, refunded or refinanced; (iii) Funded Debt (other than Funded Debt described in clause (i) or (ii) of this paragraph) outstanding on the date of the Indenture and Funded Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Funded Debt permitted by this clause
(iii) or by the first paragraph of this covenant; provided, however, that (1) the principal amount of the Funded Debt so incurred will not exceed the principal amount of the Funded Debt so exchanged, refunded or refinanced, (2) the Funded Debt so incurred (A) will not mature prior to the Stated Maturity of the Funded Debt so exchanged, refunded or refinanced and (B) will have an Average Life equal to or greater than the remaining Average Life of the Funded Debt so exchanged, refunded or refinanced and (3) if the Funded Debt so exchanged, refunded or refinanced is a Subordinated Obligation, the Funded Debt so incurred will be subordinated to the Debentures; and (iv) additional Funded Debt in an aggregate amount not to exceed $50 million at any one time outstanding; provided, however, that at any time and to the extent the Company is permitted to incur Funded Debt pursuant to the Consolidated EBITDA Coverage Ratio test contained in the immediately preceding paragraph, the Company may elect that amounts of Funded Debt incurred pursuant to this clause (iv) be deemed to have been incurred pursuant to the immediately preceding paragraph and be deemed not to have been incurred pursuant to this clause (iv).

    In addition, the Company will not create, incur, assume or permit to exist any Lien (other than Permitted Liens) upon or with respect to any of the property of the Company or any Subsidiary to secure Funded Debt that is not Senior Debt unless contemporaneously therewith effective provision is made to secure the Debentures equally and ratably with such Funded Debt for so long as such Funded Debt is secured by a Lien.

    Limitation on Indebtedness and Preferred Stock of Subsidiaries. The Company will not permit any Subsidiary to incur any Indebtedness or issue any Preferred Stock except: (i) Indebtedness or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the incurrence of such Indebtedness or the issuance of such Preferred Stock, as the case may be, by the issuer thereof; (ii) Indebtedness incurred or Preferred Stock of a Subsidiary issued and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness incurred or Preferred Stock issued in contemplation of, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company), provided that at the time such Subsidiary is acquired by the Company, after giving effect to such Indebtedness or Preferred Stock of such Subsidiary, the Company's Consolidated EBITDA Coverage Ratio exceeds 2.0 to 1; (iii) Indebtedness or Preferred Stock (other than Indebtedness or Preferred Stock described in clause (i), (ii), (iv) or (vi) of this covenant) incurred or issued and outstanding on or prior to the date of the Indenture; (iv) Indebtedness of a Subsidiary consisting of guarantees issued by such Subsidiary and outstanding on the date of the Indenture and Indebtedness of a Subsidiary consisting of guarantees issued subsequent to the date of the Indenture, in each case, to the extent such guarantee guarantees Bank Debt; (v) Indebtedness of a Subsidiary (other than Indebtedness described in clause (iv) above) consisting of guarantees of Funded Debt of the Company permitted by the first paragraph of "Limitation on Funded Debt," provided that contemporaneously with the incurrence of such Indebtedness by such Subsidiary, such Subsidiary issues a guarantee for the pro rata benefit of the holders of the Debentures that is subordinated to such Indebtedness of such Subsidiary to the same extent as the Debentures are subordinated to such Funded Debt of the Company; and (vi) Indebtedness or Preferred Stock issued in exchange for, or the proceeds of which are used to refund or refinance, Indebtedness or Preferred Stock referred to in the foregoing clause (ii) or
(iii); provided, however, that (1) the principal amount of such Indebtedness or Preferred Stock so incurred or issued (the "Refinancing Indebtedness") will not exceed the principal amount of the Indebtedness or Preferred Stock so refinanced (the "Refinanced Indebtedness"), provided that if any such Refinanced Indebtedness was incurred under a revolving credit or similar working capital facility, the principal amount of the Refinancing Indebtedness may be in an amount up to the aggregate amount available under the facility under which the Refinanced Indebtedness was incurred (A) at the time the Subsidiary that incurred such Indebtedness was acquired by the Company (in the case of Indebtedness described in the foregoing clause (ii)) or (B) on the date of the Indenture (in the case of Indebtedness described in the foregoing clause (iii)), and (2) the Refinancing Indebtedness (other than revolving credit or similar working capital facilities) will (A) have a Stated Maturity later than the Stated Maturity of the Refinanced Indebtedness and (B) will have an Average Life equal to or greater than the remaining Average Life of the Refinanced Indebtedness.

    Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of its Capital Stock (except (x) dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase its Non-Convertible Capital Stock and (y) dividends or distributions payable to the Company or a Subsidiary, and, if a Subsidiary is not wholly owned, to the other shareholders of such Subsidiary on a pro rata basis in accordance with their ownership interest in such Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated

Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Restricted Investment (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition or retirement, or any such Restricted Investment, being herein referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments subsequent to December 31, 1994 would exceed the sum of: (A) 50% of the Cash Flow of the Company and its Subsidiaries accrued during the period (treated as one accounting period) subsequent to December 31, 1994, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Cash Flow will be a deficit, minus 100% of such deficit), minus 100% of any deficit in Subsidiary Cash Flow for such period of any Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income; (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock subsequent to December 31, 1994 (other than an issuance or sale to a Subsidiary or Unrestricted Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary or Unrestricted Subsidiary of the Company); (C) the amount by which indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to December 31, 1994, of any Indebtedness of the Company convertible or exchangeable for Capital Stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); and (D) $30 million.



    The provisions of the foregoing paragraph will not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any Subsidiary); provided, however, that (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from clause (2)(B) of the foregoing paragraph; (ii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default will have occurred and be continuing (or result therefrom); provided further, however, that such dividend will be included in the calculation of the amount of Restricted Payments; (iii) dividends on, and mandatory redemptions and exchanges of, the 1989 Preferred Stock outstanding on the date of the Indenture; provided, however, that at the time of such dividend, redemption or exchange, no Default will have occurred or be continuing; provided further, however, that any such dividends, redemptions and exchanges will be excluded in the calculation of Restricted Payments; or (iv) Restricted Investments in an aggregate amount not to exceed the sum of (A) $30 million, plus (B) $5 million on each anniversary of the date of the Indenture, plus (C) the amount of all dividends or other distributions received in cash by the Company or any of its Wholly Owned Subsidiaries from, and the amount of any Net Cash Proceeds to the Company or any of its Wholly Owned Subsidiaries from the sale of Capital Stock (other than a sale of Capital Stock to the Company, a Subsidiary or Unrestricted Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary or Unrestricted Subsidiary of the Company) of, an Unrestricted Subsidiary of the Company, to the extent that the aggregate amount of such dividends, distributions and Net Cash Proceeds referred to in this clause (C) do not exceed the aggregate amount of Restricted Investments made by the Company in such Unrestricted Subsidiary since the date of the Indenture; provided, however, that Restricted Investments permitted by this clause (iv) will be excluded in the calculation of the amount of Restricted Payments.


    Limitation on Restrictions on Distributions from Subsidiaries. The Company will not, and will not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to: (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to an agreement in effect on the date of the Indenture; (2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Indebtedness issued by such Subsidiary on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness issued in contemplation of, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness issued pursuant to an agreement referred to in the foregoing clause (1) or (2) or contained in any amendment to an agreement referred to in the foregoing clause (1) or (2); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to holders of the Debentures than the encumbrances and restrictions contained in such agreements;
(4) any such encumbrance or restriction consisting of customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease; (5) in the case of clause (iii) above, restrictions contained in security agreements securing Indebtedness of a Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements; and (6) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition.

    Limitation on Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, conduct any business or enter into any transaction or series of similar transactions in an aggregate amount in excess of $100,000 (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with an Affiliate of any such owner (any such business, transaction or series of similar transactions, an "Affiliate Transaction") unless the terms of such Affiliate Transaction are: (i) set forth in writing, (ii) fair to the Company and its Subsidiaries from a financial point of view, (iii) in the case of any Affiliate Transaction (other than an Affiliate Transaction with an Unrestricted Subsidiary of the Company) in an aggregate amount in excess of $500,000, the disinterested members of the Board of Directors have determined in good faith that the criteria set forth in clause (ii) are satisfied and (iv) in the case of any Affiliate Transaction involving an Unrestricted Subsidiary of the Company in an aggregate amount in excess of $2.0 million, the members of the Board of Directors have determined in good faith that the criteria set forth in clause
(ii) are satisfied. This covenant will not prohibit: (i) any Restricted Payment permitted under "Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) loans or advances to employees in the ordinary course of business; (iv) the payment of reasonable fees to directors of the Company and its subsidiaries who are not employees of the Company or its subsidiaries, (v) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or (vi) the Investment represented by the Sevin Note.

    Limitation on Liens on Subsidiary Stock. The Company will not directly or indirectly create, assume or suffer to exist, any Lien on any Capital Stock of any of its Subsidiaries, other than Liens securing Senior Debt.

    Except for the limitations on dividends and redemptions of capital stock and the limitations on the incurrence of Indebtedness, the Indenture will not contain any covenants or provisions that may afford holders of the Debentures protection in the event of a highly leveraged transaction.

SUCCESSOR COMPANY

    The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless: (i) the resulting, surviving or transferee person (if not the Company) is organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and such entity expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Debentures; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has happened and is continuing; (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to issue an additional $1.00 of Funded Debt pursuant to the first paragraph of "Limitation on Funded Debt"; and (iv) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Debentures when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking" above, (ii)(A) a default in the payment of principal of any Debenture when due at its Stated Maturity, upon redemption, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking" above or (B) the failure by the Company to redeem or purchase Debentures when required pursuant to the Indenture or the Debentures, whether or not such redemption or purchase will be prohibited by the provisions described under "Ranking" above, (iii) the failure by the Company to comply for 30 days after notice with its agreements contained in the Debentures or the Indenture (other than those referred to in clauses (i) and (ii) above) (the "covenant default provision"), (iv) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $1 million or its foreign currency equivalent (the "cross acceleration provision"), (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions") or (vi) any judgment or decree for the payment of money in excess of $1 million is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or
(B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed, and, in the case of (B), such default continues for 10 days after notice (the "judgment default provision").

    If an Event of Default (other than an Event of Default specified in clause
(v) above with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures may declare the principal of and accrued but unpaid interest on all the Debentures to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Company occurs and is continuing, the principal of and interest on all the Debentures will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debentures. Under certain circumstances, the holders of a majority in principal amount of the Debentures may rescind any such acceleration with respect to the Debentures and its consequences. If payment of the Debentures is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Debt of the acceleration.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Debentures unless such holders have offered to the Trustee indemnification satisfactory to it in its sole discretion against all such losses and expenses caused by taking or not taking any such action. No holder of a Debenture may pursue any remedy with respect to the Indenture or the Debentures unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the Debentures have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the Debentures have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the Debentures are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or, subject to the provisions of the Indenture relating to the duties of the Trustee, that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debenture or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Debentures notice of the Default within 90 days after it occurs; provided, however, that, except in the case of a Default in the payment of principal of or interest on any Debenture, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is in the interest of the holders of the Debentures. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Except as described below and except for amendments or waivers of the Change of Control provisions (including the related definitions) of the Indenture (which require the consent of the holders at least 66 2/3% in principal amount of the Debentures), the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debentures then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Debentures then outstanding. However, without the consent of each holder of Debentures affected, no amendment may, among other things, (i) reduce the amount of Debentures whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Debenture, (iii) reduce the principal of or extend the Stated Maturity of any Debenture, (iv) reduce the premium payable upon the redemption of any Debenture or change the time at which any Debenture may or will be redeemed as described under "Optional Redemption" above, (v) make any Debenture payable in money other than that stated in the Debenture, (vi) impair the right of any holder of the Debentures to receive payment of principal of and interest on such holder's Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debentures, (vii) make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder or (viii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

    Without the consent of any holder of the Debentures, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures (provided that the uncertificated Debentures are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Debentures are described in Section 163(f)(2)(B) of the Code), to make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt (or Representatives therefor), to add guarantees with respect to the Debentures, to secure the Debentures, to add to the covenants of the Company for the benefit of the holders of the Debentures or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Debentures or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.

    The consent of the holders of the Debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debentures a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Debentures, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    The Debentures will be issued in registered form and will be transferable only upon the surrender of the Debentures being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Debentures and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debentures, to replace mutilated, destroyed, lost or stolen Debentures and to maintain a registrar and paying agent in respect of the Debentures. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants" (other than under "SEC Reports") and "Change of Control," the operation of the covenant default provision, the cross acceleration provision, the bankruptcy provisions which respect to Significant Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clause (iii) described under "Successor Company" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Debentures may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Debentures may not be accelerated because of an Event of Default specified in clause (iii), (iv), (v) (with respect only to Significant Subsidiaries) or (vi) under "Defaults" above or because of the failure of the Company to comply with the covenants described under "Certain Covenants" (other than the covenant described under "SEC Reports" and certain other covenants not described above) above or "Change of Control" above or with clause (iii) under "Successor Company" above.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Debentures to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been in the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE


    Chemical Bank is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Debentures.


GOVERNING LAW

    The Indenture provides that it and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Affiliate" of any person specified means (i) any person directly or indirectly controlling or under direct or indirect common control with such specified person, (ii) any spouse, immediate family member or other relative who has the same principal residence as any person described in clause (i) above,
(iii) any trust in which any persons described in clause (i) or (ii) above has a beneficial interest and (iv) in the case of the Company, any Unrestricted Subsidiary of the Company. For the purposes of this definition, "control," when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, a contract or otherwise, and the terms "controlling" and "controlled" have meaning correlative to the foregoing.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets at fair market value in the ordinary course of business or (iii) a disposition of obsolete assets in the ordinary course of business.

    "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as of the time of determination, the present value (discounted at the interest rate borne by the Debentures, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Bank Debt" means any and all amounts payable under or in respect of the Credit Agreement, as amended from time to time, any Refinancing Agreement, any Working Capital Financing Agreement, or any other loan agreement with a bank, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

    "Banks" has the meaning specified in the Credit Agreement.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means each day which is not a Legal Holiday.

    "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation will be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.


    "Cash Flow" of a person for any period means the sum of (i) the Consolidated Net Income of such person for such period, plus (ii) to the extent deducted in the calculation of such Consolidated Net Income, the amortization of customer lists and other deferred charges and the amortization and depreciation of capital assets, plus (iii) to the extent not included in Consolidated Net Income, the amount of all dividends or other distributions received in cash by the Company or any of its Wholly Owned Subsidiaries (other than a Wholly Owned Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income) from, and the amount of any Net Cash Proceeds to the Company or any of its Wholly Owned Subsidiaries (other than a Wholly Owned Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income) from the sale of Capital Stock of, an Unrestricted Subsidiary of the Company, plus (iv) the amount of any cash actually distributed by any Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income during such period as a dividend or other distribution to the Company or another Subsidiary of the Company (other than another Subsidiary described in such clause (iii)), plus (v) to the extent excluded in calculating Net Income of such person and its Subsidiaries for such period, any gain realized upon the sale or other disposition of any real property or equipment or of any Capital Stock of the Company or a Subsidiary owned by such person or any of its Subsidiaries, plus (vi) to the extent deducted in calculating Net Income of such person and its Subsidiaries for such period, any non-cash charge relating to the grant of stock options to executives of the Company plus (vii) to the extent deducted in calculating Net Income of such person and its Subsidiaries for such period, any non-cash expense associated with deferred compensation plans; provided, however, that (a) Cash Flow shall not include the amortization of customer lists or other deferred charges or the amortization and depreciation of capital assets of any person or Subsidiary described in clause (i) or clause
(iii) of the proviso to the definition of Consolidated Net Income, (b) Cash Flow for any period shall be reduced by the amount that any liability recorded on the books of the Company relating to any deferred compensation expense referred to in clause (vii) above is reduced during such period and (c) any amounts included in clause (iv)(C) of the second paragraph under "Limitations on Restricted Payments" shall be excluded from Cash Flow of the Company.


    "Code" means the Internal Revenue Code of 1986, as amended.

    "Company" means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA, each other obligor on the indenture securities.

    "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to (A) such Indebtedness as if such Indebtedness had been incurred on the first day of such period, (B) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, and (C) the interest income realized by the Company and its Subsidiaries on the proceeds of such Indebtedness, to the extent not yet applied at the date of determination, assuming such proceeds earned interest at the Treasury Rate from the date such proceeds were received through such date of determination, (2) if since the beginning of such period the Company or any Subsidiary will have made any Asset Disposition, EBITDA for such period will be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable for the Indebtedness of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale) and (3) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) will have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all an operating unit of a business, EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company; provided, however, that such Officer shall assume (i) the historical sales and gross profit margins associated with such assets for any consecutive 12-month period ended prior to the date of purchase (provided that the first month of such period will be no more than 18 months prior to such date of purchase), less estimated post-acquisition loss of customers and (ii) other expenses as if such assets had been owned by the Company since the first day of such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.


    "Consolidated Interest Expense" means, for any period, the sum of (a) the total interest expense of the Company and its Subsidiaries (other than a Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income), determined on a consolidated basis, including (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Subsidiary under any guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan to pay interest or fees to any person (other than the Company) in connection with loans incurred by such plan or trust to purchase newly issued or treasury shares of the Company (but excluding interest expense associated with the accretion of principal on non-interest bearing or other discount securities) and (ix) to the extent not already included in Consolidated Interest Expense, the interest expense attributable to Indebtedness of another person that is guaranteed by the Company or any of its Subsidiaries, less interest income (exclusive of deferred financing fees) of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles, plus (b) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries held by persons other than the Company or a Wholly Owned Subsidiary (other than a Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income).



    "Consolidated Net Income" of a person, for any period, means the aggregate of the Net Income of such person and its Subsidiaries (other than (i) any Subsidiary acquired by such person in a pooling of interests transaction for any period prior to the date of acquisition and (ii) any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions to such person) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, provided that (i) the Net Income of any other person (other than a Subsidiary) in which such person has an interest will be included only to the extent of the amount of dividends or distributions paid to such person and (ii) the cumulative effect of a change in accounting principles will be excluded.


    "Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of December 31, 1992, between the Company and Chemical Bank, as agent, as amended from time to time.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Senior Debt" means (i) the Bank Debt and (ii) any other Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $10 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

    "EBITDA" of a person for any period means the Consolidated Net Income of such person for such period (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Dispositions), plus

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(a) to the extent deducted in calculating such Consolidated Net Income, (i)
income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash expenses, plus (b) the amount of any cash actually distributed by any Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income during such period as a dividend or other distribution to the Company or another Subsidiary of the Company (other than another Subsidiary described in such clause (iii)), minus (c) such person's equity in any deficit in Subsidiary Cash Flow for such period of any Subsidiary described in clause (iii) of the proviso to the definition of Consolidated Net Income; provided, however, that EBITDA shall not include any income tax expense, depreciation expense, amortization expense or other non-cash expense of any person or Subsidiary described in clause (i) or clause (iii) of the proviso to the definition of Consolidated Net Income.


    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

    "Funded Debt" as applied to any person means, without duplication, (a) any Indebtedness with a Stated Maturity of more than one year from the date of incurrence, (b) any Indebtedness, regardless of its term, if such Indebtedness is renewable or extendable at the option of the obligor of such Indebtedness pursuant to the terms thereof to a date more than one year from the date of incurrence; and (c) any Indebtedness, regardless of its term, that by its terms or by the terms of the agreement pursuant to which it is issued, may be paid with the proceeds of other Indebtedness that may be incurred pursuant to the terms of such first-mentioned Indebtedness or by the terms of such agreement, which other Indebtedness has a Stated Maturity of more than one year from the date of incurrence of such first-mentioned Indebtedness; provided, however, that Working Capital Borrowings shall be excluded from Funded Debt except to the extent that Working Capital Borrowings exceed an amount equal to (i) 100% of the current assets (excluding cash) of such person and its Subsidiaries, less (ii) the excess, if any, of current liabilities over current assets of such person and its Subsidiaries, in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

    "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness or other obligation of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

    "Hedging Obligations" of any person means the obligations of such person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such person against changes in interest rates or foreign exchange rates.

    "Indebtedness" of any person means, without duplication,

        (i) the principal of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

        (ii) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person;

        (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

        (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

        (v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any guarantees of such obligations and dividends, including by means of any agreement which has the economic effect of a guarantee; and

        (vi) all obligations of the type referred to in clauses (i) through (v) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

    "Investment" in any person means any loan or advance to, any guarantee of, any acquisition of any Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person. Investments will exclude advances to customers and suppliers in the ordinary course of business.

    "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

    "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

    "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Net Income" of any person means the net income (loss) of such person, determined in accordance with generally accepted accounting principles; excluding, however, from the determination of Net Income any gain (but not loss) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to leaseback transactions) of any real property or equipment of such person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of the Company or a Subsidiary owned by such person.

    "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock will not include any Redeemable Stock or Exchangeable Stock.

    "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

    "Officers' Certificate" means a certificate signed by two Officers.

    "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

    "Permitted Liens" means (i) Liens existing on the date of the Indenture and renewals, extensions and refinancings thereof; (ii) rights of banks to set off deposits against debts owed to said banks; (iii) Purchase Money Indebtedness;
(iv) Liens on the property of any entity existing at the time such property is acquired by the Company or any of its Subsidiaries and renewals, extensions and refinancings thereof, whether by merger, consolidation, purchase of assets or otherwise; provided, however, that in the case of this clause (iv) that such Liens (x) are not created, incurred or assumed in contemplation of such assets being acquired by the Company and (y) do not extend to any other assets of the Company or any of its Subsidiaries; and (v) Liens for taxes not yet due.

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided, however, that Preferred Stock will not include the Company's Class B Common Stock.

    "Purchase Money Indebtedness" means Indebtedness (i) consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (ii) incurred to finance the acquisition by the Company or a Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness will be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached.

    "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the Debentures or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Debentures.

    "Refinancing Agreement" means any credit agreement or other agreement between the Company and bank lenders pursuant to which the Company refinances borrowings under the Credit Agreement or another Refinancing Agreement.

    "Representative" means the holder, trustee, agent or representative (if any) for an issue of Senior Debt.

    "Restricted Investment" means any Investment in an Unrestricted Subsidiary. At the time any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary, the Company shall be deemed to have made a Restricted Investment in an amount equal to the fair market value as of such time of the Company's interest in such Unrestricted Subsidiary, as determined in good faith by the Board of Directors and set forth in a Board Resolution.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a person and the Company or a Subsidiary leases it from such person.

    "Sevin Group" means the Estate of Malvin P. Sevin and trusts created thereunder, Audrey L. Sevin, Irik P. Sevin, Thomas J. Edelman, Margot Gordon and Phillip Ean Cohen and any trust over which such persons have sole voting power.


    "Sevin Note" means the promissory note, dated December 31, 1994, of Irik P. Sevin to the Company in a principal amount of $1,640,060 and due on December 31, 1995, as the same may be extended (but not otherwise amended) on a year-by-year basis in accordance with the Company's past practices and the principal amount of which may not be increased in any one year by more than the amount of accrued and unpaid interest during the immediately preceding year.


    "Significant Subsidiary" means (i) any Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period, or (ii) any Subsidiary of the Company which, if merged with all Defaulting Subsidiaries of the Company, would at the time of determination either (A) have had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, would have constituted at least 10% of the Company's total assets on a consolidated basis as of such date or (B) have had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles). "Defaulting Subsidiary" means any Subsidiary of the Company with respect to which an event described under clause (iv), (v) or (vi) under "Defaults" above has occurred and is continuing unless such contingency has occurred.

    "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness, or in any agreement pursuant to which such Indebtedness was incurred, as the fixed date on which the principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "Subordinated Obligations" means any Indebtedness of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the Debentures.

    "Subsidiary" means a corporation of which a majority of the Capital Stock having voting power under ordinary circumstances to elect a majority of the board of directors is owned by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries; provided, however, that an Unrestricted Subsidiary shall be deemed not to be a Subsidiary (except as used in the definition thereof).


    "Subsidiary Cash Flow" of a person for any period means the Net Income of such person and its Subsidiaries determined on a consolidated basis for such period, plus, to the extent deducted in determining such Net Income, depreciation, amortization, other non-cash charges, less accrued preferred stock dividends, excluding Net Income derived from investments accounted for by the equity method except to the extent of any cash dividends received by such person and its Subsidiaries.

    "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Sec.Sec. 77aaa-77bbbb) as in effect on the date of the Indenture.

    "Traber Group" means (i) all the holders of Class C Common Stock as of the date of the Indenture who are not members of the Sevin Group, (ii) any person who receives shares from persons described in clause (i) without such transfer of shares being subject to the first refusal right referred to in the shareholders agreement among the holders of Class C Common Stock dated November 25, 1986, as amended through the date of the Indenture, and (iii) any trust over which persons described in clause (i) or (ii) have sole voting power.

    "Treasury Rate" as of any date of determination means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to such date of determination (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) of five years.

    "Trust Officer" means the chairman or vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller and any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

    "Unrestricted Subsidiary" means a Subsidiary of the Company, and each Subsidiary of such Subsidiary, designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution set forth in an Officers' Certificate and delivered to the Trustee, (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof and (b) with which neither the Company nor any other Subsidiary of the Company has any obligation (i) to subscribe for additional shares of Capital Stock or other equity interests therein or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. An Unrestricted Subsidiary may be designated a Subsidiary, provided that (A) no Default or Event of Default shall have occurred and be continuing and (B) immediately after giving effect to such designation, the Company would be able to issue an additional $1.00 of Funded Debt pursuant to the first paragraph of "Limitation on Funded Debt."

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

    "Working Capital Borrowings" means, on any date of determination, all Indebtedness of the Company and its Subsidiaries on a consolidated basis incurred to finance current assets. "Working Capital Financing Agreement" means any agreement entered into after the date of the Indenture by the Company and bank lenders pursuant to which the Company issues Working Capital Borrowings.


    "1989 Preferred Stock" means the preference stock of the Company designated as "1989 Preferred Stock, Par Value $0.10."

        DESCRIPTION OF OTHER INDEBTEDNESS AND REDEEMABLE PREFERRED STOCK

CREDIT AGREEMENT

    A copy of the Credit Agreement has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Credit Agreement does not purport to be complete and is subject to, and is qualified by reference to, all of the provisions of the Credit Agreement.

    The Credit Agreement provides for maximum aggregate advances of $75 million to finance working capital requirements of the Company with a sublimit under a borrowing base established each month. Amounts borrowed under the Revolving Credit Loans are subject to a 45-day clean-up requirement prior to September 30 of each year and the revolving credit portion of the facility terminates on June 30, 1996. At September 30, 1994 no Revolving Credit Loans were outstanding.

    On August 1, 1994, the Company amended the Credit Agreement to include a $50 million two-year revolving credit acquisition facility, convertible into a three-year self amortizing term loan. Assuming the refinancing of the Company's 11.85%, 12.17% and 12.18% Senior and Subordinated Notes due in 1998, repayments and/or sinking fund deposits equal to one-third of the outstanding balance of the facility on June 30, 1996 would be payable annually with the final payment due May 30, 1999. If the assumed refinancing does not occur on or prior to June 30, 1998, the final payment due on May 30, 1999 would be accelerated to June 30, 1998.


    Interest under the Credit Agreement is payable monthly and is based upon a floating rate selected by the Company of either the Eurodollar Rate (as defined below) or the Alternate Base Rate (as defined below), plus 0 to 50 basis points on Alternate Base Rate Loans which are working capital loans or 25 to 75 basis points on Alternate Base Rate Loans which are acquisition loans and 125 to 175 basis points on Eurodollar Loans which are working capital loans or 175 to 225 basis points on Eurodollar Loans which are acquisition loans, based upon the ratio of Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement). Eurodollar Rate means the prevailing rate in the interbank Eurodollar market adjusted for reserve requirements. Alternate Base Rate means the greater of (i) the prime or base rate of Chemical Bank in effect or (ii) the Federal funds rate in effect plus 1/2 of 1%. In addition, the Company is required to pay certain fees for balance deficiencies, if any, and unused commitments.


    The Company's obligations under the Credit Agreement are secured by all of its and its subsidiaries' customer lists, trade names and trademarks. The Company has further secured its obligations under the Credit Agreement with a lien on accounts receivable and inventories.

    The Credit Agreement contains significant financial and other covenants. Under the Credit Agreement, the Company and its subsidiaries may not:

        (i) incur any indebtedness, whether recourse or non-recourse and whether senior or junior, except subordinated debt and certain other indebtedness as specifically authorized by the Credit Agreement;

        (ii) create or permit any lien on any of its assets or properties, except for identified permitted encumbrances; and

        (iii) sell, transfer or convey customer lists, except, among other exceptions, a sale from which a portion of the net cash proceeds, if not reinvested in customer lists, are used to prepay the Revolving Credit Loans and Term Loans.

    The Credit Agreement also provides that the Company must meet the following financial ratios and tests:

        (i) for any fiscal year, the Company may not permit the ratio of Adjusted Net Income to Consolidated Net Lease Obligations (as those terms are defined in the Credit Agreement) to be less than 4.0 to 1.0;


        (ii) the Company may not permit Consolidated Cash Flow (as defined in the Credit Agreement) for any period of four consecutive fiscal quarters to be less than $27.5 million prior to March 30, 1995; $30.0 million from March 31, 1995 to March 30, 1996 and $35.0 million thereafter, provided that the required levels of cash flow for the years 1995 and 1996 will be increased by up to $10 million to reflect borrowings under the acquisition facility.



        (iii) for any fiscal year, the Company may not permit the excess of 6 times Consolidated Operating Profit over Consolidated Funded Debt (other than Subordinated Debt) (as those terms are defined in the Credit Agreement) to be less than $125.0 million;



        (iv) the Company may not incur Funded Debt if after giving effect thereto to the ratio of Consolidated EBITDA to Consolidated Interest Expense (as those terms are defined in the Credit Agreement) exceeds 2.0 to 1.0 through December 31, 1995, increasing to 2.1 to 1.0 through December 31, 1996 and 2.2 to 1.0 thereafter; and



        (v) the Company may not permit at any time Consolidated Cash Uses (as defined in the Credit Agreement), which include dividends and stock redemptions, for the period from March 31, 1992 to such time to exceed $57.4 million plus the sum of (a) net proceeds received from the issuance of capital stock and Funded Debt after March 31, 1992 and (b) the positive or negative amount of annual Cash Flow, in each annual period ending on March 31 subsequent to March 31, 1992 (as those terms are defined in the Credit Agreement).


    The Credit Agreement contains various events of default customary for such types of agreements, including breaches of the covenants described above. If an Event of Default occurs and is occurring, the lenders may, without notice, terminate the Revolving Credit Loans and the Term Loans and/or declare all obligations under the Credit Agreement immediately due and payable, except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all such obligations shall become due and payable without declaration, notice or demand.

OTHER DEBT

    On September 1, 1988, the Company authorized the issuance of $60.0 million of Subordinated Notes due October 1, 1998. The Company issued $40.0 million of such notes on October 14, 1988 bearing interest at the rate of 11.85% per annum (the "11.85% Notes"), $15.0 million of such notes on March 31, 1989 bearing interest at the rate of 12.17% per annum (the "12.17% Notes") and $5.0 million of such notes on May 1, 1990 bearing interest at the rate of 12.18% per annum (the "12.18% Notes"). On January 15, 1991, the Company authorized the issuance of $12.5 million of Subordinated Notes due January 15, 2001 bearing interest at the rate of 14.10% per annum (the "14.10% Notes"). The Company issued $5.7 million of such notes in April 1991 and $6.8 million in March 1992. On April 6, 1993, the Company issued $50.0 million of 10 1/8% Notes. On February 3, 1994, the Company issued $75.0 million of 9 3/8% Subordinated Debentures. The 11.85% Notes, 12.17% Notes, 12.18% Notes, 14.10% Notes, 10 1/8% Notes and 9 3/8%
Debentures are collectively referred to herein as the "Subordinated Debt."


    In January 1994, the Company solicited and received consents of the holders of a majority of the 11.85% Notes, the 12.17% Notes, the 12.18% Notes and the 14.10% Notes to certain amendments to the respective agreements under which the Subordinated Debt was issued. In partial consideration for the consents, the Company caused approximately $43.6 million of the aggregate principal amount of the Subordinated Debt to be ranked as Senior Debt.

    The agreements pursuant to which the Company has issued the Subordinated Debt contain various financial and other covenants relating to the maintenance of corporate existence, timely payment of taxes, preservation of the Company's assets and engaging in other businesses. Such agreements also contain covenants relating to limitations on funded debt, restricted payments, mergers, consolidations and sale of assets and transactions with affiliates which are generally comparable to those contained in the Indenture, except that the Consolidated EBITDA Coverage Ratio that is contained in the Subordinated Debt is subject to increase to a maximum of 2.5 to 1.0.

REDEEMABLE PREFERRED STOCK

    The Company has outstanding 208,332 shares of Redeemable Preferred Stock, of which 41,667 shares are classified as Series A, 41,667 shares are classified as Series B and 124,998 shares are classified as Series C. The holders of the Series A, Series B and Series C Redeemable Preferred Stock are entitled to receive, as and when declared by the Board of Directors, annual dividends at the rate of $14.00, $13.84 and $14.61 per share, respectively. The shares of Redeemable Preferred Stock are exchangeable, in whole or in part, at the option of the Company, for 1999 Notes, subject to meeting certain debt incurrence tests. Commencing on August 1, 1994 and on August 1 of each year thereafter, so long as any of the shares of Redeemable Preferred Stock remain outstanding, one-sixth of the number of originally issued shares of each series of Redeemable Preferred Stock, less the number of shares of such series previously exchanged for 1999 Notes, must be redeemed in cash, with the final redemption of the remaining outstanding shares on August 1, 1999. The redemption price of the Redeemable Preferred Stock is $100 per share plus all accrued and unpaid dividends to the redemption date. Except for dividends on the Company's Class B Common Stock, no dividends may be declared or paid on any other capital stock of the Company during any fiscal year until the Company has paid or declared and set apart all dividends and satisfied the mandatory redemption requirements on all outstanding shares of Redeemable Preferred Stock. The Redeemable Preferred Stock has no voting rights, except as may be provided by law.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Bear, Stearns & Co. Inc. and PaineWebber Incorporated (collectively, the "Underwriters"), the Underwriters have agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective amount of Debentures set forth in the table below:

                                                             PRINCIPAL AMOUNT OF
    UNDERWRITER                                                  DEBENTURES
Donaldson, Lufkin & Jenrette Securities Corporation.......
Bear, Stearns & Co. Inc...................................
PaineWebber Incorporated..................................
                                                             -------------------
      Total...............................................      $ 125,000,000
                                                             -------------------
                                                             -------------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are required to purchase all of the Debentures if any of the Debentures are purchased.

    The Underwriters propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of       % of the
principal amount. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of       % of the principal amount. After the initial
public offering of the Debentures, the offering price and other selling terms may be changed by the Underwriters.

    The Debentures are a new issue of securities, have no established trading market and may not be widely distributed. The Company has been informed by the Underwriters that they currently intend to make a market in the Debentures; however, the Underwriters are not obligated to do so and may discontinue market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Debentures.

    In January 1994, DLJ acted as underwriter of the Company's 9 3/8% Debentures, for which it received customary discounts and commissions, and as advisor to the Company in connection with a consent solicitation, for which it received customary fees. In addition, the Underwriters are acting as underwriters in connection with the Common Stock Offering, for which they will receive customary discounts and commissions.

                                 LEGAL MATTERS

    The validity of the Debentures offered hereby will be passed upon for the Company by Phillips, Nizer, Benjamin, Krim & Ballon, New York, New York. Phillips, Nizer, Benjamin, Krim & Ballon will rely upon Dorsey & Whitney, Minneapolis, Minnesota with respect to certain matters concerning Minnesota law. Certain legal matters with respect to the Debentures will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

    The audited financial statements and schedules of the Company included in this Prospectus and Registration Statement or appearing in the Company's Annual Report on Form 10-K have been examined by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing herein and in the Company's Annual Report on Form 10-K and have been included and incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The audited financial statements of Star Gas Corporation and subsidiaries included in this Prospectus and Registration Statement have been examined by KPMG Peat Marwick LLP, independent certified public accountants, as of September 30, 1994 and 1993 and for the years then ended, and by Ernst & Young LLP, independent auditors, for the year ended September 30, 1992, as set forth in their respective reports thereon appearing elsewhere herein, and have been so included in reliance upon the reports of KPMG Peat Marwick LLP and Ernst & Young LLP given upon the authority of such firms as experts in accounting and auditing.

    The audited financial statements of Fuel Oil and Liquid Propane Divisions of DeBlois Oil Company incorporated by reference in this Prospectus and Registration Statement have been examined by Sansiveri, Ryan, Sullivan & Co., independent auditors, as of December 31, 1993, and 1992 and for the years then ended as set forth in their report, incorporated by reference herein, and have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1994 and its Current Reports on Form 8-K filed on July 13, 1994, September 12, 1994 and December 22, 1994 are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the effective date of the Registration Statement shall be deemed incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are incorporated by reference in such document). Requests shall be directed to the attention of George Leibowitz, Senior Vice President, Petroleum Heat and Power Co., Inc., 2187 Atlantic Street, Stamford, CT 06902 (telephone
(203) 325-5400).

                         INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE

Consolidated Financial Statements of Petroleum Heat and Power
  Co., Inc. and Subsidiaries:

  Independent Auditors' Report...................................      F-2

  Consolidated Balance Sheets....................................      F-3

  Consolidated Statements of Operations..........................      F-4

  Consolidated Statements of Changes in Stockholders' Equity
    (Deficiency).................................................      F-5

  Consolidated Statements of Cash Flows..........................      F-6

  Notes to Consolidated Financial Statements.....................      F-8

Consolidated Financial Statements of Star Gas Corporation and
  Subsidiaries:

  Independent Auditors' Reports..................................     F-30

  Consolidated Balance Sheets....................................     F-32

  Consolidated Statements of Operations..........................     F-33

  Consolidated Statements of Shareholders' Equity (Deficiency)...     F-34

  Consolidated Statements of Cash Flows..........................     F-35

  Notes to Consolidated Financial Statements.....................     F-37

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
  PETROLEUM HEAT AND POWER CO., INC.:

    We have audited the accompanying consolidated balance sheets of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1992, and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.

                                                           KPMG PEAT MARWICK LLP

New York, New York
February 28, 1994

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                        ---------------------------   SEPTEMBER 30,
                                                                            1992           1993           1994
                                                                        ------------   ------------   -------------
                                                                                                       (UNAUDITED)

ASSETS
Current assets:
 Cash.................................................................  $  3,859,557   $  4,613,546   $  17,054,782
 Accounts receivable (net of allowance of $1,270,754, $1,026,202 and
   $2,609,280)........................................................    78,358,514     74,818,503      43,687,417
 Inventories..........................................................    15,729,305     13,992,928      14,198,175
 Prepaid expenses.....................................................     4,623,433      5,230,865       6,239,369
 Notes receivable and other current assets............................     1,680,633      1,715,329       1,436,187
 U.S. Treasury Notes held in a Cash Collateral Account................       --          20,000,000        --
                                                                        ------------   ------------   -------------
      Total current assets............................................   104,251,442    120,371,171      82,615,930
                                                                        ------------   ------------   -------------
Property, plant and equipment.........................................    61,092,297     62,643,562      67,838,103
 Less accumulated depreciation and amortization.......................    28,342,302     31,103,032      34,191,071
                                                                        ------------   ------------   -------------
                                                                          32,749,995     31,540,530      33,647,032
                                                                        ------------   ------------   -------------
Intangible assets (net of accumulated amortization of $188,459,167,
 $217,190,143 and $236,656,477)
   Customer lists.....................................................    86,093,145     73,177,198      79,066,572
   Deferred charges...................................................    14,128,629     13,717,281      22,293,795
   Deferred pension costs.............................................       --           1,332,616       1,332,616
                                                                        ------------   ------------   -------------
                                                                         100,221,774     88,227,095     102,692,983
                                                                        ------------   ------------   -------------
Investment in Star Gas Corporation....................................       --          16,000,000      14,757,000
                                                                        ------------   ------------   -------------
U.S. Treasury Notes held in a Cash Collateral Account.................    15,000,000        --             --
                                                                        ------------   ------------   -------------
Other assets..........................................................       560,000        450,000         425,000
                                                                        ------------   ------------   -------------
                                                                        $252,783,211   $256,588,796   $ 234,137,945
                                                                        ------------   ------------   -------------
                                                                        ------------   ------------   -------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
 Working capital borrowings...........................................  $ 32,000,000   $ 28,000,000   $    --
 Current maturities of other long-term debt...........................        33,345         33,345          33,345
 Current installments of capital lease obligations....................       103,595        --             --
 Current maturities of cumulative redeemable preferred stock..........       --           4,166,667       4,166,667
 Subordinated notes payable...........................................    12,400,373        --             --
 Accounts payable.....................................................    15,289,518     16,664,026       8,550,814
 Customer credit balances.............................................    19,317,863     22,324,023      27,090,937
 Unearned service contract revenue....................................    13,180,431     13,018,983      13,171,375
 Accrued expenses:
   Wages and bonuses..................................................     5,030,100      6,392,559       6,155,676
   Taxes other than income taxes......................................     1,856,074      1,564,822         469,658
   Pension............................................................     2,373,188      1,465,905       1,015,989
   Other..............................................................     9,410,757     10,046,589      13,604,085
                                                                        ------------   ------------   -------------
      Total current liabilities.......................................   110,995,244    103,676,919      74,258,546
                                                                        ------------   ------------   -------------
Maxwhale Notes Payable................................................    50,000,000     50,000,000        --
                                                                        ------------   ------------   -------------
Senior notes payable..................................................       --             --           42,631,832
                                                                        ------------   ------------   -------------
Other long-term debt..................................................        80,404         47,059       8,820,800
                                                                        ------------   ------------   -------------
Supplemental benefits payable.........................................     1,688,728      1,652,314       1,636,919
                                                                        ------------   ------------   -------------
Pension plan obligation...............................................     1,239,250      7,079,494       7,059,730
                                                                        ------------   ------------   -------------
Subordinated notes payable............................................    84,978,349    135,263,663     167,631,831
                                                                        ------------   ------------   -------------
Cumulative redeemable exchangeable preferred stock, par value $.10 per share, 409,722 shares authorized 408,884, 250,000 and 208,332 shares outstanding of which 41,667 at December 31, 1993 and September 30,
 1994 are reflected as current........................................    37,717,790     20,833,333      16,666,533
                                                                        ------------   ------------   -------------
Commitments and contingencies
Stockholders' equity (deficiency):
 Preferred stock-par value $.10 per share; 5,000,000 shares
   authorized, none outstanding
 Class A common stock-par value $.10 per share; 40,000,000 shares
   authorized, 18,992,579 shares outstanding..........................     1,899,258      1,899,258       1,899,258
 Class B common stock-par value $.10 per share; 6,500,000 shares authorized, 216,901, 216,901 and 25,963 shares outstanding
   (liquidation preference--$1,236,336, $1,236,336 and $147,972)......        21,690         21,690           2,596
 Class C common stock-par value $.10 per share; 5,000,000 shares
   authorized, 2,545,139 shares outstanding...........................       254,514        254,514         254,514
 Additional paid-in capital...........................................    54,462,132     54,416,259      51,093,938
 Deficit..............................................................   (89,274,148)  (112,741,672)   (132,004,517)
 Minimum pension liability adjustment.................................       --          (4,534,035)     (4,534,035)
                                                                        ------------   ------------   -------------
                                                                         (32,636,554)   (60,683,986)    (83,288,246)
Note receivable from stockholder......................................    (1,280,000)    (1,280,000)     (1,280,000)
                                                                        ------------   ------------   -------------
Total stockholders' equity (deficiency)...............................   (33,916,554)   (61,963,986)    (84,568,246)
                                                                        ------------   ------------   -------------
                                                                        $252,783,211   $256,588,796   $ 234,137,945
                                                                        ------------   ------------   -------------
                                                                        ------------   ------------   -------------

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                    ------------------------------------------   ---------------------------
                                        1991           1992           1993           1993           1994
                                    ------------   ------------   ------------   ------------   ------------
                                                                                         (UNAUDITED)
Net sales........................   $523,243,243   $512,430,194   $538,526,317   $377,383,609   $385,290,895
Cost of sales....................    378,771,961    350,941,386    366,809,517    262,367,466    257,239,663
                                    ------------   ------------   ------------   ------------   ------------
 Gross profit....................    144,471,282    161,488,808    171,716,800    115,016,143    128,051,232
Selling, general and
  administrative expenses........     79,427,873     83,407,680     93,378,666     68,270,664     68,570,797
Direct delivery expense..........     25,007,204     26,756,585     29,901,565     20,909,602     23,336,788
Amortization of customer lists...     24,839,983     23,496,438     23,182,730     18,236,229     14,801,779
Depreciation and amortization of
  plant and equipment............      5,550,381      5,534,205      5,933,100      4,368,314      4,307,857
Amortization of deferred
  charges........................      5,185,113      5,363,321      5,548,246      4,136,435      4,664,555
Provision for supplemental
  benefits.......................        --           1,973,728        263,586        193,122        209,601
                                    ------------   ------------   ------------   ------------   ------------
   Operating income (loss).......      4,460,728     14,956,851     13,508,907     (1,098,223)    12,159,855
Other income (expense):
 Interest expense................    (21,916,205)   (20,204,808)   (22,155,840)   (16,501,218)   (18,055,514)
 Interest income.................      1,187,676      1,582,885      1,647,435      1,354,068      1,334,718
 Gains (losses) on sales of fixed
   assets........................       (104,911)         8,297       (164,686)       (28,817)        83,141
 Other...........................         60,147       (332,590)       --             --             --
                                    ------------   ------------   ------------   ------------   ------------
 Loss before income taxes, equity
   interest in Star Gas and
   extraordinary item............    (16,312,565)    (3,989,365)    (7,164,184)   (16,274,190)    (4,477,800)
Income taxes.....................        250,000        400,000        400,000        218,000        425,000
                                    ------------   ------------   ------------   ------------   ------------
 Loss before equity interest in
   Star Gas and extraordinary
item.............................    (16,562,565)    (4,389,365)    (7,564,184)   (16,492,190)    (4,902,800)
                                    ------------   ------------   ------------   ------------   ------------
Share of loss of Star Gas
  Corporation....................        --             --             --             --          (1,243,000)
                                    ------------   ------------   ------------   ------------   ------------
 Loss before extraordinary
   item..........................    (16,562,565)    (4,389,365)    (7,564,184)   (16,492,190)    (6,145,800)
Extraordinary item--loss on early
   extinguishment of debt........        --             --            (867,110)      (867,110)      (654,500)
                                    ------------   ------------   ------------   ------------   ------------
 Net loss........................   $(16,562,565)  $ (4,389,365)  $ (8,431,294)  $(17,359,300)  $ (6,800,300)
                                    ------------   ------------   ------------   ------------   ------------
                                    ------------   ------------   ------------   ------------   ------------
Net loss applicable to common
  stock..........................   $(19,854,648)  $ (8,842,105)  $(11,798,320)  $(20,726,296)  $(10,140,746)
Income (loss) before
  extraordinary item per common
  share:
 Class A Common Stock............         $(1.64)         $(.81)         $(.53)         $(.94)         $(.45)
 Class B Common Stock............            .31           1.14           1.88           1.41           1.10
 Class C Common Stock............          (1.64)          (.81)          (.53)          (.94)          (.45)
Extraordinary loss per common
  share:
 Class A Common Stock............          $  --           $ --          $(.04)         $(.04)         $(.03)
 Class B Common Stock............             --             --             --             --             --
 Class C Common Stock............             --             --           (.04)          (.04)          (.03)
Net income (loss) per common
  share:
 Class A Common Stock............         $(1.64)         $(.81)         $(.57)         $(.98)         $(.48)
 Class B Common Stock............            .31           1.14           1.88           1.41           1.10
 Class C Common Stock............          (1.64)          (.81)          (.57)          (.98)          (.48)
Weighted average number of common
 shares outstanding:
 Class A Common Stock............     10,180,558     12,854,266     18,992,579     18,992,579     18,992,579
 Class B Common Stock............      3,034,060      2,447,473        216,901        216,901        195,919
 Class C Common Stock............      2,545,139      2,545,139      2,545,139      2,545,139      2,545,139


          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993 AND NINE MONTHS ENDED SEPTEMBER 30,
                                1994 (UNAUDITED)

                                                    COMMON STOCK
                       ----------------------------------------------------------------------
                               CLASS A                  CLASS B                CLASS C
                       -----------------------   ---------------------   --------------------   ADDITIONAL
                         NO. OF                    NO. OF                 NO. OF                  PAID-IN
                         SHARES       AMOUNT       SHARES      AMOUNT     SHARES      AMOUNT      CAPITAL        DEFICIT
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
31, 1990.............  10,180,558   $1,018,056    3,034,060   $303,406   2,545,139   $254,514   $13,124,567   $ (53,507,701)
Net loss.............                                                                                           (16,562,565)
Cash dividends
 declared and
 paid................                                                                                            (3,927,446)
Cash dividends
payable..............                                                                                              (292,610)
Redeemable preferred
 stock issuance
 costs...............                                                                              (550,962)
Accretion of
 redeemable preferred
 stock...............                                                                               (23,083)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
 31, 1991............  10,180,558    1,018,056    3,034,060    303,406   2,545,139    254,514    12,550,522     (74,290,322)
Net loss.............                                                                                            (4,389,365)
Cash dividends
 declared and
 paid................                                                                                            (7,987,026)
Cash dividends
 payable.............                                                                                            (2,607,435)
Accretion of
 redeemable preferred
 stock...............                                                                              (194,740)
Class A Common Stock
 issued..............   4,330,000      433,000                                                   47,197,000
Class A Common Stock
 exchanged for Class
 B Common Stock......   4,482,021      448,202   (2,817,159)  (281,716)                            (166,486)
Class A Common Stock
 issuance and
 exchange offer
 costs...............                                                                            (4,924,164)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
 31, 1992............  18,992,579    1,899,258      216,901     21,690   2,545,139    254,514    54,462,132     (89,274,148)
Net loss.............                                                                                            (8,431,294)
Cash dividends
 declared and
 paid................                                                                                           (11,972,850)
Cash dividends
 payable.............                                                                                            (3,063,380)
Accretion of
 redeemable preferred
 stock...............                                                                               (45,873)
Minimum pension
 liability
 adjustment..........
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
 31, 1993............  18,992,579    1,899,258      216,901     21,690   2,545,139    254,514    54,416,259    (112,741,672)
Net loss.............                                                                                            (6,800,300)
Cash dividends
 declared and
 paid................                                                                                            (9,501,108)
Cash dividends
 payable.............                                                                                            (2,961,437)
Repurchase Class B
 Common Stock........                              (190,938)   (19,094)                          (3,322,321)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at September
 30, 1994............  18,992,579   $1,899,258       25,963   $  2,596   2,545,139   $254,514   $51,093,938   $(132,004,517)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------


                         MINIMUM        NOTE
                         PENSION     RECEIVABLE
                        LIABILITY       FROM
                       ADJUSTMENT    STOCKHOLDER      TOTAL
                       -----------   -----------   ------------
Balance at December
 31, 1990............  $   --        $(1,280,000)  $(40,087,158)
Net loss.............                               (16,562,565)
Cash dividends
 declared and
 paid................                                (3,927,446)
Cash dividends
 payable.............                                  (292,610)
Redeemable preferred
 stock issuance
costs................                                  (550,962)
 Accretion of
 redeemable preferred
 stock...............                                   (23,083)
                       -----------   -----------   ------------
Balance at December
 31, 1991............      --         (1,280,000)   (61,443,824)
Net loss.............                                (4,389,365)
Cash dividends
 declared and
 paid................                                (7,987,026)
Cash dividends
 payable.............                                (2,607,435)
Accretion of
 redeemable preferred
stock................                                  (194,740)
Class A Common Stock
 issued..............                                47,630,000
Class A Common Stock
 exchanged for Class
 B Common Stock......                                   --
Class A Common Stock
 issuance and
 exchange offer
 costs..............                                (4,924,164)
                       -----------   -----------   ------------
Balance at December
 31, 1992............      --         (1,280,000)   (33,916,554)
Net loss.............                                (8,431,294)
Cash dividends
 declared and
 paid................                               (11,972,850)
Cash dividends
 payable.............                                (3,063,380)
Accretion of
 redeemable preferred
 stock...............                                   (45,873)
Minimum pension
 liability
 adjustment..........   (4,534,035)                  (4,534,035)
                       -----------   -----------   ------------
Balance at December
 31, 1993............   (4,534,035)   (1,280,000)   (61,963,986)
Net loss.............                                (6,800,300)
Cash dividends
 declared and
 paid................                                (9,501,108)
Cash dividends
 payable.............                                (2,961,437)
Repurchase Class B
 Common Stock........                                (3,341,415)
                       -----------   -----------   ------------
Balance at September
 30, 1994............  $(4,534,035)  $(1,280,000)  $(84,568,246)
                       -----------   -----------   ------------
                       -----------   -----------   ------------

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                -----------------------------------------------    ------------------------------
                                    1991             1992             1993             1993             1994
                                -------------    -------------    -------------    -------------    -------------

                                                                                            (UNAUDITED)
Cash flows from operating
 activities:
 Net loss....................   $ (16,562,565)   $  (4,389,365)   $  (8,431,294)   $ (17,359,300)   $  (6,800,300)
 Adjustments to reconcile net
   loss to net cash provided
   by operating activities:
   Amortization of customer
   lists.....................      24,839,983       23,496,438       23,182,730       18,236,229       14,801,779
   Depreciation and
     amortization of plant
     and equipment...........       5,550,381        5,534,205        5,933,100        4,368,314        4,307,857
   Amortization of deferred
     charges and debt
     discount................       5,223,354        5,394,397        5,548,246        4,148,045        4,664,555
   Share of loss of Star Gas
     Corporation.............        --               --               --               --              1,243,000
   Provision for losses on
     accounts receivable.....       2,156,320        2,444,581        1,836,113        1,649,988        1,491,498
   Provision for supplemental
     benefits................        --              1,973,728          263,586          193,122          209,601
   (Gain) loss on bond
     redemptions.............         (60,147)         332,590          867,110          867,110          654,500
   (Gain) loss on sales of
     fixed assets............         104,911           (8,297)         164,686           28,817          (83,141)
   Amortization of acquired
     pension plan
     obligation..............         (23,328)         (24,785)         (26,407)         (19,819)         (19,764)
   Decrease (increase) in
     accounts receivable.....       8,217,612       (6,994,519)       1,703,898       33,522,017       29,639,588
   Decrease (increase) in
     inventory...............      12,509,679       (2,438,308)       1,736,377        2,941,246         (205,247)
   Decrease in income taxes
     receivable..............         668,000         --               --               --               --
   Decrease (increase) in
     prepaid expenses, notes
     receivable and other
     current assets..........         279,716          (12,823)        (642,128)      (1,465,990)        (729,362)
   Decrease (increase) in
     other assets............        (100,000)        (200,000)         110,000           10,000           25,000
   Increase (decrease) in
     accounts payable........      (6,133,548)       2,360,312        1,374,508       (6,115,613)      (8,113,212)
   Increase (decrease) in
     customer credit
     balances................       2,378,664         (822,574)       3,006,160        7,168,515        4,766,914
   Increase (decrease) in
     unearned service
     contract revenue........         104,643          823,902         (161,448)        (845,939)         152,392
   Increase (decrease) in
     accrued expenses........         461,857         (756,093)         171,555         (150,670)       1,877,476
                                -------------    -------------    -------------    -------------    -------------
 Net cash provided by
   operating activities......      39,615,532       26,713,389       36,636,792       47,176,072       47,883,134
                                -------------    -------------    -------------    -------------    -------------
Cash flows used in investing
   activities:
 Acquisition of customer
   lists.....................     (10,127,482)     (33,361,262)     (10,266,783)     (10,199,182)     (13,319,403)
 Increase in deferred
   charges...................      (2,570,234)      (1,800,647)      (3,581,798)      (3,047,753)      (7,901,570)
 Capital expenditures........      (4,146,765)     (14,509,037)      (5,182,335)      (4,309,984)      (6,622,621)
 Net proceeds from sales of
   fixed assets..............         261,333          528,376          294,014          129,638          291,403
 Investment in Star Gas
   Corporation...............        --               --            (16,000,000)        --               --
                                -------------    -------------    -------------    -------------    -------------
      Net cash used in
        investing
        Activities...........     (16,583,148)     (49,142,570)     (34,736,902)     (17,427,281)     (27,552,191)
                                -------------    -------------    -------------    -------------    -------------

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                -----------------------------------------------    ------------------------------
                                    1991             1992             1993             1993             1994
                                -------------    -------------    -------------    -------------    -------------
                                                                                            (UNAUDITED)
Cash flows from financing
  activities:
 Proceeds from issuance of
   common stock..............        --             47,630,000         --               --               --
 Costs of issuing and
   exchanging common
   stocks....................        --             (4,924,164)        --               --               --
 Net proceeds from issuance
   of redeemable exchangeable
   preferred stock...........       4,449,055        7,499,950         --               --               --
 Net proceeds from issuance
   of subordinated notes.....       5,700,000        6,800,000       48,067,642       48,067,642       71,087,500
   Repayment of notes
   payable...................        --               --               --               --            (50,654,500)
 Repurchase of preferred
   stock.....................        --               --               --               --             (4,166,800)
 Repurchase of common stock--
   Class B...................        --               --               --               --             (3,341,415)
 Repurchase of subordinated
   notes.....................      (5,616,508)      (6,964,693)     (25,368,574)     (25,368,574)        --
 Net (reductions) under
   financing arrangement.....     (19,250,000)      (7,750,000)      (4,000,000)     (32,000,000)     (28,000,000)
   Decrease (increase) in Cash
Collateral Account...........      (5,000,000)     (10,000,000)      (5,000,000)      (5,000,000)      20,000,000
 Decrease in other debt and
supplemental obligations.....         (33,345)         (33,346)        (161,089)        (250,009)        (250,004)
 Principal payments under
   capital lease
obligations..................        (686,577)        (596,833)        (103,595)        (103,595)        --
 Cash dividends paid.........      (5,216,921)      (8,279,636)     (14,580,285)     (11,516,905)     (12,564,488)
                                -------------    -------------    -------------    -------------    -------------
      Net cash provided by
        (used in) financing
        activities...........     (25,654,296)      23,381,278       (1,145,901)     (26,171,441)      (7,889,707)
                                -------------    -------------    -------------    -------------    -------------
      Net increase (decrease)
        in cash..............      (2,621,912)         952,097          753,989        3,577,350       12,441,236
Cash at beginning of year....       5,529,372        2,907,460        3,859,557        3,859,557        4,613,546
                                -------------    -------------    -------------    -------------    -------------
Cash at end of year..........   $   2,907,460    $   3,859,557    $   4,613,546    $   7,436,907    $  17,054,782
                                -------------    -------------    -------------    -------------    -------------
                                -------------    -------------    -------------    -------------    -------------

          See accompanying notes to consolidated financial statements.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

    The consolidated financial statements include the accounts of Petroleum Heat and Power Co., Inc. (Petro) and its subsidiaries (the Company), each of which is wholly owned and, like Petro, is engaged in the retail distribution of home heating oil and propane in the Northeast. The Company currently operates in 28 major markets in the Northeast, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C., serving approximately 417,000 customers in those areas. Credit is granted to substantially all of these customers with no individual account comprising a concentrated credit risk.

  Investment in Star Gas Corporation

    The Company's investment in Star Gas Corporation (see note 15) is accounted for following the equity method.

  Inventories

    Inventories are stated at the lower of cost or market using the first-in, first-out method. The components of inventories were as follows at the dates indicated:

                                         DECEMBER 31,
                                  --------------------------    SEPTEMBER 30,
                                     1992           1993            1994
                                  -----------    -----------    -------------
Fuel oil.......................   $ 8,151,053    $ 6,289,676     $  5,354,914
Parts..........................     7,578,252      7,703,252        8,843,261
                                  -----------    -----------    -------------
                                  $15,729,305    $13,992,928     $ 14,198,175
                                  -----------    -----------    -------------
                                  -----------    -----------    -------------

  Property, Plant and Equipment

    Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

  Customer Lists and Deferred Charges

    Customer lists are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method with 90% of the cost amortized over six years and 10% of the cost amortized over 25 years.

    Deferred charges include goodwill, acquisition costs and payments related to covenants not to compete. The covenants are amortized using the straight-line method over the terms of the related contracts; acquisition costs are amortized using the straight-line method over a six-year period; while goodwill is amortized using the straight-line method over a twenty-five year period. Also included as deferred charges are the costs associated with the issuance of the Company's long-term and subordinated debt. Such costs are being amortized using the interest method over the lives of the instruments.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. When an intangible asset is deemed to be impaired, the amount of intangible impairment is measured based on market values, as available, or by projected operating cash flows, using a discount rate reflecting the Company's assumed average cost of funds.

  Customer Credit Balances

    Customer credit balances represent payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual fuel charges on a fixed monthly basis) in excess of actual deliveries billed.

  Unearned Service Contract Revenue

    Payments received from customers for burner service contracts are deferred and amortized into income over the terms of the respective service contracts, which generally do not exceed one year.

  Income Taxes

    The Company files a consolidated Federal income tax return with its subsidiaries. When appropriate, deferred income taxes were provided to reflect the tax effects of timing differences between financial and tax reporting. Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) (see note 9).

  Pensions

    The Company funds accrued pension costs currently on its pension plans, all of which are noncontributory.

  Common Stock

    In July 1992, the holders of Class A Common Stock exchanged 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock (see note
6). All numbers of Class A and Class C Common Stock and related amounts have been retroactively adjusted in the accompanying consolidated financial statements to reflect such exchange.

  Earnings per Common Share

    Earnings per common share are computed utilizing the three class method based upon the weighted average number of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding, after adjusting the net loss for preferred dividends declared and the accretion of 1991 Redeemable Preferred Stock, aggregating $3,292,000, $4,452,000, $3,367,000, $3,367,000 and
$3,341,000 for the years ended 1991, 1992 1993, and for the nine months ended September 30, 1993 and 1994, respectively. Fully diluted earnings per common share are not presented because the effect is not material or is antidilutive.

  Interim Financial Information

    The financial information as of September 30, 1994 and for the nine-month periods ended September 30, 1993 and September 30, 1994 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the financial position, results of operations and changes in cash

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) flows for the interim periods. Because of the seasonality of the business, the results for the nine months ended September 30, 1994 are not indicative of the results to be expected for the full year.

(2) PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment and their estimated useful lives were as follows at the indicated dates:

                                             DECEMBER 31,
                                      --------------------------    SEPTEMBER 30,       ESTIMATED
                                         1992           1993            1994           USEFUL LIVES
                                      -----------    -----------    -------------    ----------------
Land...............................   $ 1,469,065    $ 1,519,065     $  1,819,065
Buildings..........................     7,151,142      7,420,171        8,141,837      20-45 years
Fleet and other equipment..........    38,507,056     38,412,619       41,330,801       3-17 years
Furniture and fixtures.............    10,784,419     11,861,514       12,988,930       5-7 years
Leasehold improvements.............     3,180,615      3,430,193        3,557,470    Terms of leases
                                      -----------    -----------    -------------
                                       61,092,297     62,643,562       67,838,103
Less accumulated depreciation and
  amortization....................    28,342,302     31,103,032       34,191,071
                                      -----------    -----------    -------------
                                      $32,749,995    $31,540,530     $ 33,647,032
                                      -----------    -----------    -------------
                                      -----------    -----------    -------------

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL BORROWINGS

    Notes payable and other long-term debt, including working capital borrowings and current maturities of long-term debt, consisted of the following at the indicated dates:

                                                              DECEMBER 31,
                                                       --------------------------    SEPTEMBER 30,
                                                          1992           1993            1994
                                                       -----------    -----------    -------------
Notes payable to banks under working capital
borrowing arrangements(a)(c)........................   $32,000,000    $28,000,000     $   --
Notes payable in connection with the acquisition of
  Whale Oil Corp., refinanced on February 3, 1994
  and paid on February 4, 1994, with interest at the
  rate of 9% per annum(b)(c)........................    50,000,000     50,000,000         --
Amounts payable in connection with the purchase of a
  fuel oil dealer, due in monthly installments with
  interest at 6% per annum, through June 1, 1996
  (see note 10).....................................       113,749         80,404          55,395
Notes payable in connection with the purchase of
  fuel oil dealers, due in monthly, quarterly and
  annual installments with interest at various rates
  ranging from 8% to 9% per annum, maturing at
  various dates through September 13, 1999..........       --             --            8,798,750
                                                       -----------    -----------    -------------
                                                        82,113,749     78,080,404       8,854,145
Less current maturities, including working capital
  borrowings........................................    32,033,345     28,033,345          33,345
                                                       -----------    -----------    -------------
                                                       $50,080,404    $50,047,059     $ 8,820,800
                                                       -----------    -----------    -------------
                                                       -----------    -----------    -------------

                                                   (Footnotes on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL
BORROWINGS--(CONTINUED)

(Footnotes for preceding page)

- ------------------------

 (a)  Pursuant to a Credit Agreement dated December 31, 1992, as restated and amended (Credit
      Agreement), the Company may borrow up to $75 million under a revolving credit facility with a sublimit under a borrowing base established each month. Amounts borrowed under the revolving credit facility are subject to a 45 day clean-up requirement prior to
      September 30, of each year and the facility terminates on June 30, 1996. As collateral for the financing arrangement, the Company granted to the lenders a security interest in the customer lists trademarks and trade names owned by the Company, including the proceeds therefrom.

      Interest on borrowings is payable monthly and is based upon the floating rate selected at the option of the Company of either the Eurodollar Rate (as defined below) or the
      Alternate Base Rate (as defined below), plus 125 to 175 basis points on Eurodollar
      Loans or 0 to 50 basis points on Alternative Base Rate Loans, based upon the ratio of
      Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement).
      The Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements. The Alternate Base Rate is the greater of (i) the prime rate or base rate of Chemical Bank in effect or (ii) the Federal Funds Rate in effect plus
      1/2 of 1%. At December 31, 1993, the rate on the working capital borrowings was 4.9%.
      The Company pays a facility fee of 0.375% on the unused portion of the revolving credit facility. Compensating balances equal to 5.0% of the average amount outstanding during the relevant period are also required under the agreement.

      On August 1, 1994, the Company further amended the Credit Agreement to include a $50 million two-year revolving credit acquisition facility, convertible into a three-year self amortizing loan. Assuming the refinancing of the Company's 11.85%, 12.17% and
      12.18% Senior and Subordinated Notes due in 1998, repayments and/or sinking fund deposits equal to 1/3 of the outstanding balance of the facility on June 30, 1996 would be payable annually with the final payment due May 30, 1999. If the assumed refinancing does not occur on or prior to June 30, 1998, the final payment due on May 30, 1999 would be accelerated to June 30, 1998. The Company has additionally pledged its accounts receivable and inventory as security under the Credit Agreement.

 (b)  On July 22, 1987, Maxwhale Corp. (Maxwhale), a wholly owned subsidiary of Petro, acquired certain assets of Whale Oil Corp. for $50.0 million. The purchase price was paid by the issuance of $50.0 million of 9% notes due June 1, 1994. The notes were nonrecourse to Petro, but were secured by letters of credit issued by certain banks pursuant to the Credit Agreement. Maxwhale paid a fee on these letters of credit, calculated at a range of 1.75% to 2.25% on $50.0 million less the balance maintained in a Cash Collateral Account, plus 0.25% on the Cash Collateral Account balance. Petro had fully guaranteed these letters of credit. The Maxwhale customer list was pledged pursuant to a security agreement in favor of the banks.

      On February 4, 1994, the Company repaid the $50.0 million of Maxwhale notes at a purchase price of 101.33% of the principal amount thereof, with a portion of the proceeds of its $75.0 million 9 3/8% public subordinated debenture offering completed on February 3, 1994 (see note 5). The Company recorded an extraordinary loss in 1994 of approximately $0.7 million as a result of the early payment on such debt. Since the
      Maxwhale notes were refinanced with the proceeds of new long term debt, such notes were classified as long term at December 31, 1993.

                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL
BORROWINGS--(CONTINUED)

(Footnotes continued from preceding page)


      Under the Credit Agreement, the Company was required to make annual deposits into a
      Cash Collateral Account to secure the outstanding letters of credit. The first such deposit of $5 million was made on June 15, 1991 with additional deposits of $10 million occurring on April 1, 1992 and $5 million on May 15, 1993. As a result of the repayment of the Maxwhale notes, the $20 million in the cash collateral account was released for general corporate purposes on February 4, 1994.

 (c)  The customer lists, trademarks and trade names pledged to the banks under the Credit
      Agreement are carried on the December 31, 1993 balance sheet at $73,177,198. Under the terms of the Credit Agreement, the Company is required, among other things, to maintain certain minimum levels of cash flow, as well as certain ratios on consolidated debt. In the event of noncompliance with certain of the covenants, the banks have the right to declare all amounts outstanding under the loans to be due and payable immediately.

      With the refinancing of the Maxwhale notes with a portion of the Company's 9 3/8%
      Subordinated Debentures, there are no other annual maturities of long-term debt for each of the next five years as of December 31, 1993, except for the required repayments of the acquisition related payable of approximately $80,000 due in equal monthly installments of approximately $3,300 through June 30, 1996.


(4) LEASES AND CAPITAL LEASE OBLIGATIONS


    The Company was obligated under various capital leases entered into during 1988 and 1989 for service vans. The leases expired in 1993 and were renewed on a month to month basis thereafter. The gross amounts of fleet and other equipment and related accumulated amortization recorded under the capital leases were as follows at the dates indicated:

                                            DECEMBER 31,          SEPTEMBER 30,
                                      ------------------------    -------------
                                         1992          1993           1994
                                      ----------    ----------    -------------

Fleet and other equipment..........   $2,701,658    $2,701,658     $ 2,701,658
Less accumulated amortization......    2,598,063     2,701,658       2,701,658
                                      ----------    ----------    -------------
                                      $  103,595    $   --         $   --
                                      ----------    ----------    -------------
                                      ----------    ----------    -------------

    Amortization of assets held under capital leases is included with depreciation expense.

    The Company also leases real property and equipment under noncancelable operating leases which expire at various times through 2008. Certain of the real property leases contain renewal options and require the Company to pay property taxes.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(4) LEASES AND CAPITAL LEASE OBLIGATIONS--(CONTINUED)
    Future minimum lease payments for all operating leases (with initial or remaining terms in excess of one year) are as follows:

                         YEAR ENDING                              OPERATING
                         DECEMBER 31,                              LEASES
- --------------------------------------------------------------   -----------
1994..........................................................   $ 3,260,000
1995..........................................................     2,974,000
1996..........................................................     2,128,000
1997..........................................................     1,507,000
1998..........................................................     1,392,000
Thereafter....................................................     5,046,000
                                                                 -----------
        Total minimum lease payments..........................   $16,307,000
                                                                 -----------
                                                                 -----------

    Rental expense under operating leases for the years ended December 31, 1991, 1992 and 1993 was $4,916,000, $4,448,000, and $5,346,000, respectively, and for the nine months ended September 30, 1993 and 1994 was $3,877,000 and $4,321,000, respectively.

(5) SUBORDINATED AND SENIOR NOTES PAYABLE

    Subordinated and Senior notes payable, net of unamortized original discounts, at the dates indicated, consisted of:

                                                            DECEMBER 31,
                                                     ---------------------------    SEPTEMBER 30,
                                                        1992            1993            1994
                                                     -----------    ------------    -------------
11.40% Subordinated Notes due July 1,
  1993(a)(b)......................................   $12,400,373    $    --         $    --
14.275% Subordinated Notes due October 1,
  1995(b).........................................    12,478,349         --              --
11.85%, 12.17%, and 12.18% Subordinated and Senior
  Notes due October 1, 1998(c)....................    60,000,000      60,000,000       60,000,000
14.10% Subordinated and Senior Notes due January
  15, 2001(d).....................................    12,500,000      12,500,000       12,500,000
Subordinated and Senior Notes due March 1,
  2000(e).........................................       --           12,763,663       12,763,663
10 1/8% Subordinated Notes due April 1, 2003(f)...       --           50,000,000       50,000,000
9 3/8% Subordinated Debentures due February 1,
  2006(g).........................................       --              --            75,000,000
                                                     -----------    ------------    -------------
                                                      97,378,722     135,263,663      210,263,663
Less current maturities...........................    12,400,373         --              --
                                                     -----------    ------------    -------------
                                                     $84,978,349    $135,263,663    $ 210,263,663
                                                     -----------    ------------    -------------
                                                     -----------    ------------    -------------

                                                   (Footnotes on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(5) SUBORDINATED AND SENIOR NOTES PAYABLE--(CONTINUED)

(Footnotes for preceding page)

- ------------------------

 (a)  On July 2, 1984, the Company sold $20,000,000 of subordinated notes at an original discount of approximately $150,000. These notes (11.40% Notes) bore interest at 11.40%
      and were redeemable at the Company's option in whole, at any time, or in part, from time to time, at a redemption price of 101.5% of principal amount through June 30,
      1993. Interest was payable quarterly.

 (b)  On October 8, 1985, the Company sold $25,000,000 of subordinated fixed rate notes at an original discount of approximately $330,000. These notes (14.275% Notes) bore interest at 14.275% and were redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate of approximately 3.7%, which declined on
      October 1, 1992 to approximately 2.0% until October 1, 1993, when the 14.275% Notes were redeemable at par.

      In April 1991, the Company purchased $5,519,000 and $376,000 face value of its 11.40%
      Notes and 14.275% Notes, respectively, for an aggregate of $5,617,000. Unamortized deferred charges and bond discounts of $218,000 associated with the issuances of the
      11.40% Notes and the 14.275% Notes were written off upon the repurchase of the debt.
      The Company included a gain of $60,000 in 1991 on these repurchases and included such gain in other income.

      In March 1992, the Company purchased $2,445,000 of the 14.275% notes at par.
      Unamortized deferred charges and bond discounts of $62,000 associated with the issuance of these notes were written off on the repurchase of the debt in March 1992. On May 15,
      1992, the Company purchased $4,355,000 of the 14.275% Notes at a premium of 3.7%.
      Unamortized deferred charges and bond discounts of $106,000 associated with the issuance of these notes were written off on the repurchase of the debt in May 1992. The
      Company included a loss of $333,000 in 1992 on these repurchases and included such loss in other expenses.

      In May 1993, the Company repurchased the remaining outstanding amounts of its 11.40%
      Subordinated Notes due July 1, 1993 having a face amount of $12,430,000, at a redemption price of 101.5% of face value, for an aggregate of approximately $12.6 million and its outstanding 14.275% Subordinated Notes due October 1, 1995, having a face amount of $12,524,000, at a redemption price of 102.0% of face value, for an aggregate of approximately $12.8 million. Unamortized deferred charges and bond discounts of $447,000 associated with the issuance of these Notes were written off on the repurchase of the debt in May 1993. The Company recorded an extraordinary loss of
      $867,000 as a result of the early retirement of these notes.

 (c)  On September 1, 1988, the Company authorized the issuance of $60,000,000 of
      Subordinated Notes due October 1, 1998 bearing interest payable semiannually on the first day of April and October. The Company issued $40,000,000 of such notes on October
      14, 1988 bearing interest at the rate of 11.85% per annum, $15,000,000 of such notes on
      March 31, 1989 bearing interest at the rate of 12.17% per annum and $5,000,000 of such notes on May 1, 1990 bearing interest at the rate of 12.18% per annum. All such notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined.

 (d)  On January 15, 1991, the Company authorized the issuance of $12,500,000 of 14.10%
      Subordinated Notes due January 15, 2001 bearing interest payable quarterly on the fifteenth day of January, April, July and October. The Company issued $5,700,000 of such notes in April 1991 and $6,800,000 in March 1992. The notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined. On each January 15, commencing in 1996 and ending on January
      15, 2000, the Company is required to repay

                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(5) SUBORDINATED AND SENIOR NOTES PAYABLE--(CONTINUED)

(Footnotes continued from preceding page)


      $2,100,000 of the Notes. The remaining principal of $2,000,000 is due on January 15,
      2001. No premium is payable in connection with these required payments.

 (e)  In March 1993, the Company issued $12,764,000 of Subordinated Notes due March 1, 2000 in exchange for an equal amount of 1991 Redeemable Preferred Stock (see note 7). The
      Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that, it was permitted to incur Funded Debt. Under the applicable provisions of the
      Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993, and as such, was required to enter into the exchange. These notes call for interest payable monthly based on the sum of LIBOR plus 9.28%. At September 30,
      1994, LIBOR was 5.0625%.

 (f)  On April 6, 1993, the Company issued $50.0 million of 10 1/8% Subordinated Notes due
      April 1, 2003. These Notes are redeemable at the Company's option, in whole or in part, at any time on or after April 1, 1998 upon payment of a premium rate as defined.
      Interest is payable semiannually on the first day of April and October.

 (g)  On February 3, 1994, the Company issued $75.0 million of 9 3/8% Subordinated Debentures due February 1, 2006. These Debentures are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 1997 upon payment of a premium rate as defined. Interest is payable semiannually on the first day of February and August.

      In connection with the offering of its 9 3/8% Subordinated Debentures, the Company solicited and received consents of the holders of at least a majority in aggregate principal amount of each class of subordinated debt and redeemable preferred stock (see note 7) to certain amendments to the respective agreements under which the subordinated debt and the redeemable preferred stock were issued. In consideration for the consents, the Company paid to the holders of the subordinated debt due in 1998, 2000 and 2003 a cash payment aggregating $0.6 million and caused approximately $42.6 million of the aggregate principal amount of the subordinated debt to be ranked as senior debt. In addition, the Company agreed to increase dividends on the redeemable preferred stock by
      $2.00 per share per annum. The Company also paid approximately $1.5 million in fees and expenses to obtain such consents (see note 7).

Expenses connected with the above seven offerings, and amendments thereto, amounted to approximately $12,772,000. At December 31, 1992 and 1993, and September 30, 1994, the
unamortized balances relating to notes still outstanding amounted to approximately
$1,675,000, $2,762,000 and $6,915,000, respectively, and such balances are included in deferred charges.

Aggregate annual maturities for each of the next five years, are as follows as of December
31, 1993:


                          YEAR ENDED
                         DECEMBER 31,
- --------------------------------------------------------------
   1994.......................................................   $   --
   1995.......................................................       --
   1996.......................................................     2,100,000
   1997.......................................................     2,100,000
   1998.......................................................    62,100,000

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS

    The Company's outstanding Common Stock consists of Class A Common Stock, Class B Common Stock and Class C Common Stock, each with various designations, rights and preferences. In 1992, the Company restated and amended its Articles of Incorporation increasing the authorized shares of Class A Common Stock to 40,000,000 and authorizing 5,000,000 shares of Class C Common Stock, $.10 par value. On July 29, 1992, the holders of Class A Common Stock exchanged, pro rata, 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock. The financial statements, as well as the table on the following page, give retroactive effect to this exchange.

    Holders of Class A Common Stock and Class C Common Stock have identical rights, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class C Common Stock are entitled to ten votes per share. Holders of Class B Common Stock do not have voting rights, except as required by law, or in certain limited circumstances.

    On July 29, 1992 and September 2, 1992, the Company sold an aggregate of 4,330,000 shares of its Class A Common Stock in a Public Offering (the "Offering") at an initial offering price of $11.00 per share.

    On September 17, 1992 the Company commenced an Exchange Offer (Exchange Offer) for all of the outstanding shares of its Class B Common Stock pursuant to which each holder of Class B Common Stock who validly tendered a share of Class B Common Stock for exchange was entitled to receive 1.591 shares of Class A Common Stock. The Exchange Offer expired on October 16, 1992 and, as a result, 2,817,159 shares of Class B Common Stock (92.8% of the total then outstanding) were exchanged for 4,482,021 shares of Class A Common Stock.

    Holders of Class B Common Stock were entitled to receive, as and when declared by the Board of Directors, Special Dividends equal to .000001666% per share per quarter of the Company's Cash Flow, as defined, for its prior fiscal year. For purposes of computing Special Dividends, Cash Flow represents the sum of (i) consolidated net income, plus (ii) depreciation and amortization of plant and equipment, and (iii) amortization of customer lists and restrictive covenants, (iv) excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company. Special Dividends are cumulative and are payable quarterly. If not paid, dividends on any other class of stock may not be paid until all Special Dividends in arrears are declared and paid.

    During July 1994, the Company exercised its right to terminate the Special Dividends on the Class B Common Stock, effective August 31, 1994, "the expiration date." The Company's restated and amended articles of incorporation provides that when the Company terminates the Special Dividends, the holders of Class B Common Stock have the right to require the Company to purchase their shares at $17.50 per share plus all accrued and unpaid Special Dividends through the expiration date ($0.2763 per share for the period July 1, 1994 through August 31, 1994).

    As of the expiration date of August 31, 1994, 190,938 shares of Class B Common Stock were repurchased for approximately $3.3 million. The remaining Class B Common Stockholders will not be paid any dividends until the aggregate amount of dividends paid on all other classes of stock exceeds the Common Stock Allocation (defined as the Company's cash flow for each fiscal year after December 31, 1985, on a cumulative basis, minus all Special Dividends paid or accrued). At December 31, 1993 the Common Stock Allocation amounted to approximately $100.2 million. After the Common Stock

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS--(CONTINUED)
Allocation has been satisfied, each share of Class B Common Stock will participate equally with each share of Class A Common Stock and Class C Common Stock with respect to all dividends.

    The following table summarizes the cash dividends declared on Common Stock and the cash dividends declared per common share for the periods indicated:

                                                                                 NINE MONTHS
                                          YEAR ENDED DECEMBER 31             ENDING SEPTEMBER 30,
                                   ------------------------------------    ------------------------
                                     1991         1992          1993          1993          1994
                                   --------    ----------    ----------    ----------    ----------

Cash dividends declared
  Class A.......................   $  --       $3,157,000    $9,971,000    $7,360,000    $7,834,000
  Class B.......................    952,000     2,715,000       408,000       306,000       238,000
  Class C.......................      --          465,000     1,336,000       986,000     1,050,000
Cash dividends declared per
  share
  Class A.......................   $  --       $      .18    $     .525    $      .39    $      .41
  Class B.......................        .31          1.14          1.88          1.41          1.10
  Class C.......................      --              .18          .525           .39           .41

    Under the Company's most restrictive dividend limitation, $7.1 million was available at December 31, 1993 for the payment of dividends on all classes of Common Stock. The amount available for dividends is increased each quarter by 50% of the cash flow, as defined, for the previous fiscal quarter.

    In the event of liquidation of the Company, each outstanding share of Class B Common Stock would be entitled to a distribution equal to its share of all accrued and unpaid Special Dividends, without interest, plus $5.70 per share, before any distribution is made with respect to the Class A or Class C Common Stock. Thereafter, each share of Class B Common Stock and each share of Class A and Class C Common Stock would participate equally in all liquidating distributions, subject to the rights of the holders of the Cumulative Redeemable Exchangeable Preferred Stock. The aggregate liquidation preference on the Class B Common Stock at September 30, 1994 amounted to an aggregate of $147,972.

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK


    The Company entered into agreements dated as of August 1, 1989 with John Hancock Mutual Life Insurance Company and Northwestern Mutual Life Insurance Company to sell up to 250,000 shares of its Redeemable Preferred Stock, par value $0.10 per share, at a price of $100 per share, which shares are exchangeable into Subordinated Notes due August 1, 1999 (1999 Notes). The Company sold 50,000 shares of the Redeemable Preferred Stock in August 1989, 50,000 shares in December 1989 and 150,000 shares in May 1990. The Redeemable Preferred Stock issued in August 1989 calls for dividends of $12 per share, while the stock issued in December 1989 and May 1990 calls for dividends of $11.84 and $12.61 per share, respectively. In connection with receiving the consents in 1994 to modify certain covenants under which the Redeemable Preferred Stock was issued, the Company has agreed to increase dividends on the Redeemable Preferred Stock by $2.00 per share per annum which began in February 1994. The shares of the Redeemable Preferred Stock are exchangeable in whole, or in part, at the option of the Company, for 1999 Notes of the Company.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK--(CONTINUED)
    On August 1, 1994, and on August 1 of each year thereafter, so long as any of the shares of Redeemable Preferred Stock remain outstanding, one-sixth of the number of originally issued shares of each series of Redeemable Preferred Stock outstanding less the number of shares of such series previously exchanged for 1999 Notes, are to be redeemed, with the final redemption of remaining outstanding shares occurring on August 1, 1999. The redemption price is $100 per share plus all accrued and unpaid dividends to such August 1. The first such redemption in the amount of $4,166,800 occurred on August 1, 1994.

    The Company entered into an agreement dated September 1, 1991 with United States Leasing International Inc. to sell up to 159,722 shares of its 1991 Redeemable Preferred Stock, par value $.10 per share, at an initial price of $78.261 per share, which shares were exchangeable into Subordinated Notes due March 1, 2000 (2000 Notes). The Company sold 63,889 shares of the Redeemable Preferred Stock in September 1991 at $78.261 per share and 94,995 shares in March 1992 at $78.951 per share, the accreted value of the initial price. The holders of the shares of 1991 Preferred Stock were entitled to receive monthly dividends based on the annual rate of the sum of LIBOR plus 4.7%.

    The Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that it was permitted to incur Funded Debt. Under the applicable provisions of the Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993 and as such, was required to enter into the exchange. In March 1993, the Company issued $12,763,663 of 2000 Notes in exchange for all of the 1991 Redeemable Preferred Stock (see note 5).

    Preferred dividends of $3,269,000, $4,258,000 and $3,321,000 were declared on all classes of preferred stock in 1991, 1992 and 1993, respectively. For the nine months ended September 30, 1993 and 1994, Preferred Dividends of $3,321,000 and $3,341,000 respectively, were declared on all classes of preferred stock.

    Aggregate annual maturities of Redeemable Preferred Stock are as follows as of December 31, 1993:

                          YEAR ENDED
                         DECEMBER 31,
- --------------------------------------------------------------
   1994.......................................................   $ 4,167,000
   1995.......................................................     4,166,000
   1996.......................................................     4,167,000
   1997.......................................................     4,167,000
   1998.......................................................     4,167,000
   1999.......................................................     4,166,000
                                                                 -----------
                                                                 $25,000,000
                                                                 -----------
                                                                 -----------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(8) PENSION PLANS

    The Company has several noncontributory defined contribution and defined benefit pension plans covering substantially all of its nonunion employees. Benefits under the defined benefit plans are generally based on years of service and each employee's compensation, while benefits under the defined contribution plans are based solely on compensation. Pension expense under all plans for the years ended December 31, 1991, 1992 and 1993 was $2,774,000, $2,447,000 and
$3,342,000, respectively, net of amortization of the pension obligation acquired.

    The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheets at the indicated dates:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1992            1993
                                                          ------------    ------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligations including vested
  benefits of $18,409,871 and $23,566,465..............   $ 18,790,759    $ 23,848,149
                                                          ------------    ------------
                                                          ------------    ------------
Projected benefit obligation...........................   $(21,715,790)   $(26,458,728)
Plan assets at fair value (primarily listed stocks and
  bonds)...............................................     16,581,099      17,252,490
                                                          ------------    ------------
Projected benefit obligation in excess of plan
  assets...............................................     (5,134,691)     (9,206,238)
Unrecognized net loss from past experience different
  from the assumed and effects of changes in
assumptions............................................      3,645,967       7,538,164
Unrecognized net transitional obligation...............        606,394         546,784
Unrecognized prior service cost due to plan
  amendments...........................................        674,044         785,832
Additional liability...................................     (2,133,731)     (6,260,201)
                                                          ------------    ------------
Accrued pension cost for defined benefit plans.........   $ (2,342,017)   $ (6,595,659)
                                                          ------------    ------------
                                                          ------------    ------------

    Net pension cost for defined benefit plans for the periods indicated included the following components:

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                   1991           1992           1993
                                                -----------    -----------    ----------

Service cost-benefits earned during the
  period.....................................   $ 1,154,607    $ 1,162,736    $1,391,564
Interest cost on projected benefit
  obligation.................................     1,665,229      1,781,444     1,778,401
Actual return on assets......................    (2,515,808)    (1,248,604)     (994,937)
Net amortization and deferral of gains and
  losses.....................................     1,471,819        (71,885)      207,465
                                                -----------    -----------    ----------
      Net periodic pension cost for defined
        benefit plans........................   $ 1,775,847    $ 1,623,691    $2,382,493
                                                -----------    -----------    ----------
                                                -----------    -----------    ----------
Assumptions used in the above accounting
  were:
  Discount rate..............................           8.5%           8.5%          7.0%
Rates of increase in compensation level......           6.0%           6.0%          4.0%
Expected long-term rate of return on
  assets.....................................          10.0%          10.0%          8.5%

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(8) PENSION PLANS--(CONTINUED)
    In addition to the above, the Company made contributions to union-administered pension plans during the years ended December 31, 1991, 1992 and 1993 of $2,365,000, $2,442,000 and $2,867,000, respectively.

    The Company has recorded an additional minimum pension liability for underfunded plans of $5,866,651 at December 31, 1993, representing the excess of unfunded accumulated benefit obligations over plan assets. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed the related unrecognized prior service costs and net transition obligation, in which case the increase in liabilities is charged as a reduction of stockholders' equity. The Company has recorded intangible assets of $1,332,616 and a reduction in stockholders' equity of $4,534,035 as of December 31, 1993.

    In connection with the purchase of shares of a predecessor company as of January 1, 1979 by a majority of the Company's present holders of Class C Common Stock, the Company assumed a pension liability in the aggregate amount of $1,512,000, as adjusted, representing the excess of the actuarially computed present value of accumulated vested plan benefits over the net assets available for such benefits. Such liability, which amounted to $1,212,843 at December 31, 1993, is being amortized over 40 years.

    Under a 1992 supplemental benefit agreement, Malvin P. Sevin, the Company's then chairman and co-chief executive officer, was entitled to receive $25,000 per month for a period of 120 months following his retirement. In the event of his death, his designated beneficiary is entitled to receive such benefit. The expense related to this benefit was being accrued over the estimated remaining period of Mr. Sevin's employment. Mr. Sevin passed away in December 1992, prior to his retirement. The accrual for such benefit payable was accelerated at December 31, 1992 to $1,973,000, the present value (using a discount rate of 9%) of the payments now payable to his beneficiary, which payments commenced in January 1993.

    During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106) "Employers' Accounting for Post Retirement Benefits Other Than Pensions." This Statement requires that the expected cost of postretirement benefits be fully accrued by the first date of full benefit eligibility, rather than expensing the benefit when payment is made. As the Company generally does not provide for postretirement benefits, other than pensions, the adoption of the new Statement did not have any material effect on the Company's consolidated financial condition or results of operations.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(9) INCOME TAXES

    Income tax expense was comprised of the following for the indicated periods:

                                                                              NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                ----------------------------  ------------------
                                                  1991      1992      1993      1993      1994
                                                --------  --------  --------  --------  --------

Current:
  Federal...................................... $  --     $  --     $  --     $  --     $  --
  State........................................  250,000   400,000   400,000   218,000   425,000
                                                --------  --------  --------  --------  --------
                                                $250,000  $400,000  $400,000  $218,000  $425,000
                                                --------  --------  --------  --------  --------
                                                --------  --------  --------  --------  --------

    Deferred income tax expense results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effects of each were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1991          1992          1993
                                                           ---------    ----------    ----------
Excess of tax over book (book over tax) depreciation....   $(114,000)   $  (11,000)   $  242,000
Excess of book over tax vacation expense................    (223,000)       (3,000)      (93,000)
(Excess of book over tax) tax over book bad debt
  expense...............................................     (74,000)     (165,000)       92,000
(Excess of book over tax) tax over book supplemental
  benefit expense.......................................      --          (671,000)       12,000
Deferred service contracts..............................      66,000        66,000        18,000
Other, net..............................................      36,000        50,000       (60,000)
Recognition of tax benefit of net operating loss to the
  extent of current and previously recognized temporary
  differences...........................................      --            --          (211,000)
Deferred tax assets not recognized......................     309,000       734,000        --
                                                           ---------    ----------    ----------
                                                           $  --        $   --        $   --
                                                           ---------    ----------    ----------
                                                           ---------    ----------    ----------

    As of December 31, 1993, the Company has for Federal tax reporting purposes, a net operating loss (NOL) carryforward of approximately $51.3 million. Total income tax expense amounted to $250,000 for 1991, $400,000 for 1992, and $400,000 for 1993. The following reconciles the effective tax rates to the "expected" statutory rates for the years indicated:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                    1991       1992       1993
                                                    -----      -----      -----

Computed "expected" tax (benefit) rate...........   (34.0)%    (34.0)%    (34.0)%
Reduction of income tax benefit resulting from:
  Net operating loss carryback limitation........    34.0       34.0       34.0
  State income taxes, net of Federal income tax
  benefit........................................     1.5       10.0        5.6
                                                    -----      -----      -----
                                                      1.5%      10.0%       5.6%
                                                    -----      -----      -----
                                                    -----      -----      -----

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(9) INCOME TAXES--(CONTINUED)
    During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any effect on the Company's consolidated financial condition or results of operations since the Company did not carry any deferred tax accounts on its balance sheet at December 31, 1992 and any net deferred assets set up as a result of applying SFAS 109 were fully reserved.

    Under SFAS No. 109, as of January 1, 1993, the Company had net deferred tax assets of approximately $14.1 million subject to a valuation allowance of approximately $14.1 million. The components of and changes in the net deferred tax assets and the changes in the related valuation allowance for 1993 using current rates were as follows (in thousands):

                                                                            DEFERRED
                                                              JANUARY 1,     EXPENSE     DECEMBER 31,
                                                                 1993       (BENEFIT)        1993
                                                              ----------    ---------    ------------
Net operating loss carryforwards...........................    $  14,389    $   2,606     $   16,995
Excess of tax over book depreciation.......................       (2,472)        (242)        (2,714)
Excess of book over tax vacation expense...................        1,042           93          1,135
Excess of book over tax (tax over book) supplemental
  benefit expense..........................................          671          (12)           659
Excess of book over tax (tax over book) bad debt expense...          440          (92)           348
Other, net.................................................           76           42            118
                                                              ----------    ---------    ------------
                                                                  14,146        2,395         16,541
Valuation allowance........................................      (14,146)      (2,395)       (16,541)
                                                              ----------    ---------    ------------
                                                               $  --        $  --         $  --
                                                              ----------    ---------    ------------
                                                              ----------    ---------    ------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses, that a full valuation allowance is appropriate.

    At December 31, 1993, the Company had the following income tax carryforwards for Federal income tax reporting purposes (in thousands):

                           EXPIRATION
                              DATE                                  AMOUNT
- -----------------------------------------------------------------   -------
 2005............................................................   $26,651
 2006............................................................    15,012
 2007............................................................     1,367
 2008............................................................     8,286
                                                                    -------
                                                                    $51,316
                                                                    -------
                                                                    -------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS

    In connection with the acquisition of customer lists, equipment and other assets of previously unaffiliated fuel oil businesses, the Company entered into lease agreements covering certain vehicles with individuals, including certain stockholders, directors and executive officers. These leases are currently on a month-to-month basis, on terms comparable with leases from unrelated parties. Annual rentals under these leases are approximately $150,000.

    During 1981, the Company acquired the customer list, equipment and accounts receivable of a fuel oil business from two individuals, one of whom is, and the other of whom was, prior to his death, stockholders, directors and executive officers of the Company. The purchase price was approximately $1,233,000, of which $733,000 was paid at the closing and the balance was financed through the issuance of a $500,000, 6%, 15-year term note secured by property of the Company. The unpaid balance of this note at December 31, 1993 was $80,404 (see note 3).

    On November 6, 1985, the Company sold a building to certain related parties for $660,000, the same price the Company originally paid for the property in June 1984 and which was also the facility's independently appraised fair market value. The parties then leased the facility back to the Company pursuant to a ten-year agreement providing for rentals of $90,000 per annum plus escalation and taxes.

    Until 1985, the Company occupied a certain building under a lease agreement with an unaffiliated lessor. The lease was accounted for as a capital lease and, as such, the capitalized leased asset and obligation were included on the Company's balance sheet. In November 1985, pursuant to a competitive bidding process, the Company purchased the building from the landlord for $1,500,000. The building was resold for $1,500,000 in December 1985 to certain related parties, some of whom are stockholders, directors and executive officers of the Company. These related parties are leasing the building to the Company under a lease agreement which calls for rentals of $315,000 per annum (which was the independently appraised lease rental) plus escalations and which expires in 1995.

    In October 1986, Irik P. Sevin purchased 161,313 shares of Class A Common Stock and 40,328 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) of the Company for $1,280,000 (which was the fair market value as established by the Pricing Committee pursuant to the Stockholders' Agreement described below). The purchase price was financed by a note originally due December 31, 1989, but which has been extended to December 31, 1994. The note was amended in 1991 to increase the principal amount by $152,841, the amount of interest due from October 22, 1990 through December 31, 1991 and to change the interest rate on the note effective January 1, 1992 from 10% per annum to the LIBOR rate in effect for each month plus 0.75%. The note was amended again in 1992 to increase the principal amount by $66,537, the amount of interest due from January 1, 1992 through December 31, 1992. The note was amended in 1993 to increase the principal amount by $60,449, the amount of interest due from January 1, 1993 through December 31, 1993. At any time prior to the due date of the note, Mr. Sevin has the right to require the Company to repurchase all or any of these shares (as adjusted for stock splits, dividends and the like) for $6.35 per share (the Put Price), provided, however, that Mr. Sevin retain all shares of Class B Common Stock issued as stock dividends on the shares without adjustments to the Put Price. In December 1986, 50,410 shares of Class B Common Stock were issued as a stock dividend with respect to these shares, which shares were exchanged in October 1992 for 80,202 Class A Common Shares pursuant to the Exchange Offer discussed in Note 6. Upon the repurchase of the shares, the Company has agreed to issue an eight-year option to Mr. Sevin to purchase a like number of

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED) shares at the Put Price. Mr. Sevin has entered into an agreement with the Company that he will not sell or otherwise transfer to a third party any of the shares of Class A Common Stock or Class C Common Stock received pursuant to this transaction until the note has been paid in full.

    In November 1986, the Company issued stock options to purchase 30,000 shares and 20,000 shares, of the Class A Common Stock of the Company to Irik P. Sevin and Malvin P. Sevin, respectively, subject to adjustment for stock splits, stock dividends, and the like, upon the successful completion of a public offering of at least 10% of the common stock of the Company. Such a public offering was completed in December 1986. The option price for the shares of Class A Common Stock was $20 per share. The options, which were to expire on November 30, 1994, are nontransferable. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C Common Stock for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin then applied to 89,794 shares of Class A Common Stock and 22,448 shares of Class C Common Stock and the options held by Malvin P. Sevin then applied to 59,862 shares of Class A Common Stock and 14,966 shares of Class C Common Stock. The adjusted option price for each such share was $4.10. In November 1994, the options belonging to Malvin P. Sevin were exercised by his estate, while Irik P. Sevin's options were extended to November 30, 1997 on generally the same terms and conditions as the original options, however, Irik P. Sevin's extended options will vest in three equal annual installments on each November 30th.

    On December 2, 1986, the Company issued stock options to purchase 75,000 shares and 50,000 shares of Class A Common Stock to Irik P. Sevin and Malvin P. Sevin, respectively. The option price for the shares of Class A Common Stock was $20 per share. These options were nontransferable and were to expire on November 30, 1994. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin then applied to 224,483 shares of Class A Common Stock and 56,121 shares of Class C Common Stock and the options held by Malvin P. Sevin then applied to 149,655 shares of Class A Common Stock and 37,414 shares of Class C Common Stock. The adjusted option price for each such share were $4.10. In November 1994, the options belonging to Malvin P. Sevin were exercised by his estate, while Irik P. Sevin's options were extended to November 30, 1997 on generally the same terms and conditions as the original options, however, Irik P. Sevin's extended options will vest in three equal annual installments on each November 30th.

    On December 28, 1987, the Company issued stock options to purchase 24,000 shares of Class A Common Stock and 6,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July, 1992) to Irik P. Sevin. The option price for each such share is $7.50. These options are not transferable and expire on January 1, 1996.

    On March 3, 1989, the Company issued stock options to purchase 72,000 shares of Class A Common Stock and 18,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) to Irik P. Sevin and 48,000 shares of Class A Common Stock and 12,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED) to Malvin P. Sevin. The option price for each such share is $11.25. These options are nontransferable. Malvin P. Sevin's options expired in March 1994 unexercised while the expiration date of Irik P. Sevin's options were extended to March 3, 1999.

    On November 1, 1992, the Company issued stock options to an officer of the Company to purchase 25,000 shares of Class A Common Stock and issued another 25,000 stock options to this officer in June 1993. The option price for each such share is $11.00, the then market value of the stock on the date the options were granted. Twenty percent of the options become exercisable on each of the next five anniversary dates of the grants.


    In March 1994 the Company issued stock options to Irik P. Sevin to purchase 100,000 shares of Class A Common Stock. The option price for each such share is $8.50, the then market value of the stock on the date the options were granted. These options are non-transferable and expire on March 31, 2004.



    On August 23, 1994, the Company issued stock options to another officer of the Company to purchase 50,000 shares of Class A Common Stock. The option price for each such share is $7.50, the then market value of the stock on the date the options were granted. Twenty percent of the options become exercisable on each of the next five anniversary dates of the grant.


    In December 1992, Malvin P. Sevin passed away. All options previously owned by him were exercisable by his estate up until the original expiration dates of such options.

    During the first quarter of 1991, the Company contemplated the acquisition of a business engaged in the distribution of packaged industrial gases for other than heating purposes ("Packaged Industrial Gas Business"). As the Company was prohibited from making this acquisition because of restrictions under the Credit Agreement from which the Company was unable to obtain a waiver, the acquisition was consummated by certain of the principal holders of the Class C Common Stock. The Company entered into an agreement with the Packaged Industrial Gas Business to provide management services on request for a fee equal to the allocable cost of Company personnel devoted to the business with a minimum fee of $50,000 per annum plus an incentive bonus equal to 10% of the cash flow above budget. The fee received under such management contract for the seven months ended December 31, 1991 was $29,000 and for the years ended December 31, 1992 and 1993 was $50,000 and $4,000, respectively. Simultaneously with this acquisition, the Company entered into an option agreement expiring May 31, 1996 pursuant to which the Company had the right, exercisable at any time, to acquire the Packaged Industrial Gas Business for its fair market value, as determined by an independent appraisal. In January 1993, the Packaged Industrial Gas Business was sold by its owners to an unrelated third party and the Company's option agreement and management services agreement were cancelled.

    On August 1, 1991, the Company agreed to purchase certain assets of a fuel oil distributor for approximately $17 million, however, certain restrictions under the Company's lending arrangements made the cost of the acquisition unduly burdensome. Accordingly, in October 1991, certain shareholders of the Company, owning approximately 9% of the Class C Common Stock and certain unaffiliated investors, organized RAC Fuel Oil Corp. (RAC) to acquire such business, but gave Petro a five year option, which Petro was required to exercise when permitted by its lending arrangements, to purchase RAC for the same price, as adjusted for operations while the business was owned by RAC. Pending exercise of its option, the Company had been managing RAC's business at an annual fee of $161,000, which was designed to compensate the Company for its estimated costs and for supplying fuel oil to

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED)
RAC at the Company's cost. In August 1992, the Company was able to and did exercise its option to buy RAC. The acquisition price was approximately $17 million.

    The existing holders of Class C Common Stock of the Company have entered into a Shareholders' Agreement which provides that, in accordance with certain agreed-upon procedures, each will vote his shares to elect certain designated directors. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

(11) ACQUISITIONS

    During 1991, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $12,500,000.

    During 1992, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $41,500,000.

    During 1993, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $13,600,000. In addition, during 1993, the Company acquired a 29.5% interest in Star Gas Corporation for $16,000,000. (See note 15)

    Sales and net income of the acquired companies are included in the consolidated statements of operations from the respective dates of acquisition. Star Gas is accounted for following the equity method.

    Unaudited pro forma data giving effect to the purchased businesses and to the Star Gas investment as if they had been acquired on January 1 of the year preceding the year of purchase, with adjustments, primarily for amortization of intangibles, are as follows:
                                                  YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                1991        1992        1993
                                              --------    --------    --------

                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                           DATA)
Net sales..................................   $593,876    $604,491    $557,843
                                              --------    --------    --------
                                              --------    --------    --------
Equity in earnings of (share of loss of)
  Star Gas Corporation.....................      --            167     (11,923)
                                              --------    --------    --------
                                              --------    --------    --------
Net loss...................................    (15,547)     (3,012)    (19,570)
                                              --------    --------    --------
                                              --------    --------    --------
Earnings (loss) per common share:
  Class A Common Stock.....................   $  (1.62)   $   (.81)   $  (1.09)
  Class B Common Stock.....................        .57        1.77        2.47
  Class C Common Stock.....................      (1.62)       (.81)      (1.09)
                                              --------    --------    --------
                                              --------    --------    --------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(11) ACQUISITIONS--(CONTINUED)
    During the nine months ended September 30, 1994, the Company acquired the customer lists and equipment of seven unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $31,000,000.

(12) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                     NINE MONTHS
                                         YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                ------------------------------------------    --------------------------
                                   1991           1992            1993           1993           1994
                                -----------    -----------    ------------    -----------    -----------

Cash paid during the periods
 for:
 Interest....................   $21,928,724    $20,238,486    $ 21,705,736    $13,062,177    $14,934,390
 Income taxes................       202,650        319,487         495,739        280,655        296,508
Noncash investing activity:
 Acquisition of customer
   lists and deferred
   charges...................       --             --              --             --          (8,798,750)
Noncash financing activities:
 Redemption of preferred
 stock.......................       --             --          (12,763,663)       --             --
 Issuance of subordinated
   notes payable.............       --             --           12,763,663        --             --
 Minimum pension liability...       --             --            5,866,651        --             --
 Deferred pension costs......       --             --           (1,332,616)       --             --
 Minimum pension liability
   adjustment................       --             --           (4,534,035)       --             --
Issuance of Note Payable.....       --             --              --             --           8,798,750

(13) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Notes Receivable and Other Current Assets, U.S. Treasury Notes held in a Cash Collateral Account, Working Capital Borrowings,
  Accounts Payable and Accrued Expenses

    The carrying amount approximates fair value because of the short maturity of these instruments.

 Long-Term Debt, Subordinated Notes Payable and Cumulative Redeemable
  Exchangeable
  Preferred Stock

    The fair values of each of the Company's long-term financing instruments, including current maturities, are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar instruments of comparable maturity.

    The estimated fair value of the Company's financial instruments are summarized as follows:
                                                          AT DECEMBER 31, 1993
                                                         ----------------------
                                                         CARRYING    ESTIMATED
                                                          AMOUNT     FAIR VALUE
                                                         --------    ----------

                                                         (AMOUNTS IN THOUSANDS)
Long-term debt........................................   $ 50,080     $  50,076
Subordinated notes payable............................    135,264       148,644
Cumulative Redeemable Exchangeable Preferred Stock....     25,000        27,170

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(13) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED) Limitations

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          THREE MONTHS ENDED
                                            ----------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                              1992         1992        1992         1992       TOTAL
                                            ---------    --------    ---------    --------    --------
Net sales................................   $ 219,975    $ 74,006    $  46,912    $171,537    $512,430
Gross profit.............................      84,098      17,660        6,800      52,931     161,489
Income (loss) before taxes...............      39,268     (20,020)     (28,553)      5,316      (3,989)
Net income (loss)........................   $  38,937    $(19,990)   $ (28,470)   $  5,134    $ (4,389)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------
Earnings (loss) per common share
Class A Common Stock.....................   $    2.86    $  (1.67)   $   (2.04)   $    .22    $   (.81)
Class B Common Stock.....................         .29         .29          .29         .29        1.14
Class C Common Stock.....................   $    2.86    $  (1.67)   $   (2.04)   $    .22    $   (.81)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------

                                                          THREE MONTHS ENDED
                                            ----------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                              1993         1993        1993         1993       TOTAL
                                            ---------    --------    ---------    --------    --------
Net sales................................   $ 251,271    $ 71,978    $  54,135    $161,142    $538,526
Gross profit.............................      89,595      15,817        9,604      56,701     171,717
Income (loss) before taxes and
  extraordinary item.....................      39,269     (25,972)     (29,571)      9,110      (7,164)
Net income (loss)........................   $  38,938    $(26,809)   $ (29,488)   $  8,928    $ (8,431)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------
Earnings (loss) per common share
Class A Common Stock.....................   $    1.72    $  (1.25)   $   (1.45)   $    .41    $   (.57)
Class B Common Stock.....................         .47         .47          .47         .47        1.88
Class C Common Stock.....................   $    1.72    $  (1.25)   $   (1.45)   $    .41    $   (.57)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------

                                                       THREE MONTHS ENDED
                                               ----------------------------------
                                               MARCH 31,    JUNE 30,    SEPT. 30,    NINE MONTHS ENDED
                                                 1994         1994        1994       SEPTEMBER 30, 1994
                                               ---------    --------    ---------    ------------------
Net sales...................................   $ 266,793    $ 69,267    $  49,231         $385,291
Gross profit................................     103,530      17,616        6,905          128,051
Income (loss) before taxes, equity interest
  and extraordinary item....................      50,417     (22,217)     (32,678)          (4,478)
Net income (loss)...........................      51,425     (23,761)     (34,464)          (6,800)
                                               ---------    --------    ---------       ----------
                                               ---------    --------    ---------       ----------
Earnings (loss) per common share
Class A Common Stock........................   $    2.30    $  (1.11)   $   (1.67)        $   (.48)
Class B Common Stock........................         .41         .41          .28             1.10
Class C Common Stock........................   $    2.30    $  (1.11)   $   (1.67)        $   (.48)
                                               ---------    --------    ---------       ----------
                                               ---------    --------    ---------       ----------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(15) INVESTMENT IN STAR GAS

    In December 1993, the Company acquired an approximate 29.5% equity interest (42.8% voting interest) in Star Gas for $16.0 million in cash. Of such $16.0 million investment, $14.0 million was invested directly in Star Gas through the purchase of Series A 8% pay-in-kind Cumulative Convertible Preferred Stock of Star Gas, which is convertible into common stock of Star Gas, and $2.0 million was invested through Star Gas Holdings, Inc. ("Holdings"), a newly formed corporation. Certain other investors (including Holdings) invested a total of $49.0 million of additional equity in Star Gas, of which $11.0 million was in the form of cash and $38.0 million resulted from the conversion of long-term debt and preferred stock into equity. As a result of redemptions of a portion of the equity in Star Gas held by certain of the other investors that the Company expects will occur in connection with a Star Gas recapitalization, the Company expects that its direct and indirect equity interest in Star Gas will increase to 36.7% without any additional investment by the Company.

    Star Gas has granted to the Company an option, exercisable through December 20, 1998, to purchase 500,000 shares of common stock of Star Gas for an aggregate purchase price of approximately $5.0 million. In addition, each of the other investors in Star Gas (including each such investor whose investment is held through Holdings) has granted to the Company an option, exercisable for the period beginning on the date that Star Gas' audited financial statements for its fiscal year ended September 30, 1994 are first delivered to such investors and ending on December 31, 1998, to purchase such investor's interest in Star Gas (or, in the case of Holdings, to purchase such investor's interest in Holdings). In addition, each such investor has an unconditional option, exercisable beginning January 1, 1999 and ending on December 31, 1999, to require the Company to purchase such investor's interest in Star Gas (or Holdings). The purchase prices upon exercise of any such options are calculated based upon specified multiples of Star Gas' earnings before interest, taxes, depreciation and amortization (EBITDA), subject to certain minimum prices, and are payable in cash or Class A common stock of the Company or, in the case of Holdings' options, in cash, subordinated debt of the Company or, if the Company is not then permitted to issue such debt, preferred stock of the Company.

    The investors in Star Gas have entered into a shareholders' agreement which provides that the Company is entitled to nominate for election up to three persons to serve as directors of Star Gas, Holdings is entitled to nominate up to two persons, and the other investors (as a group) are entitled to nominate up to three persons. In addition, the shareholders' agreement provides that each investor in Star Gas, prior to selling any of its equity interests in Star Gas to any purchaser other than another investor in Star Gas, must first offer to sell such equity interests to Star Gas and then to the other investors.

    The Company is managing Star Gas' business under a Management Services Agreement which provides for an annual cash fee of $500,000 and an annual bonus equal to 5% of the increase in Star Gas' EBITDA over the fiscal year ended September 30, 1993, payable in common stock of Star Gas pursuant to a formula set forth in the Management Services Agreement. Star Gas also reimburses the Company for its expenses and the cost of certain Company personnel.

(16) SUBSEQUENT EVENT

    In December 1994, the Company exercised its right to purchase the remaining outstanding common equity of Star Gas by paying $3.8 million in cash and issuing
2.5 million shares of the Company's Class A common stock. In connection with this transaction and in accordance to the option agreements entered into during the Company's initial investment in Star Gas, certain other investors received options on 0.7 million shares of the Company's Class A common stock exercisable through December 1999 at $10.14 per share in exchange for certain options they held in Star Gas.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
  STAR GAS CORPORATION:

    We have audited the accompanying consolidated balance sheet of Star Gas Corporation and subsidiaries as of September 30, 1993 and 1994 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Gas Corporation and subsidiaries at September 30, 1993 and 1994 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the Consolidated Financial Statements, Star Gas Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1994.

                                                           KPMG PEAT MARWICK LLP

New York, New York
November 17, 1994

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Star Gas Corporation and Subsidiaries

    We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Star Gas Corporation and subsidiaries for the year ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Star Gas Corporation and Subsidiaries for the year ended September 30, 1992 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP


New York, New York
December 3, 1992,
except for Note 5
as to which the date is
April 1, 1993

                     STAR GAS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                          SEPTEMBER 30,
                                                                   ----------------------------
                                                                       1993            1994
                                                                   ------------    ------------
ASSETS
Current assets:
  Cash..........................................................   $    730,256    $  1,825,093
  Receivables, net of allowance of $716,000 and $521,000........      9,034,888       8,172,047
  Inventories (note 3)..........................................      6,445,293       4,778,007
  Prepaid expenses and other current assets.....................      1,596,457       1,734,090
  Assets held for sale (note 1).................................      7,378,126         --
                                                                   ------------    ------------
        Total current assets....................................     25,185,020      16,509,237
                                                                   ------------    ------------
Property and equipment:
  Customer equipment............................................    128,056,431     132,329,606
  Land and buildings............................................      9,918,745       9,739,310
                                                                   ------------    ------------
                                                                    137,975,176     142,068,916
        Less accumulated depreciation...........................     30,306,574      37,079,397
                                                                   ------------    ------------
                                                                    107,668,602     104,989,519
                                                                   ------------    ------------
Intangibles, net of accumulated amortization of $32,455,238 and
  $36,394,491, and other assets.................................     19,529,973      15,644,682
                                                                   ------------    ------------
        Total assets............................................   $152,383,595    $137,143,438
                                                                   ------------    ------------
                                                                   ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current debt (note 5).........................................   $  8,197,953    $  4,766,063
  Accounts payable..............................................      9,433,402       2,875,975
  Accrued interest..............................................      7,833,308       1,364,263
  Other accrued expenses........................................      2,888,373       3,039,216
  Customer credit balances......................................      2,733,000       3,286,425
                                                                   ------------    ------------
        Total current liabilities...............................     31,086,036      15,331,942
                                                                   ------------    ------------
Long-term debt (note 5).........................................    123,991,264      70,163,385
                                                                   ------------    ------------
Deferred income taxes and other long-term liabilities...........        817,663         643,137
                                                                   ------------    ------------
Cumulative redeemable preferred stock...........................        --            8,264,100
                                                                   ------------    ------------
Shareholders' equity (deficiency): (notes 1,2 and 5)
  Common stock..................................................            266              45
  Preferred stock...............................................         41,729         500,111
  Capital in excess of par value................................     58,471,501     108,336,313
  Deficit.......................................................    (59,836,948)    (66,095,595)
  Treasury stock, at cost.......................................     (2,187,916)        --
                                                                   ------------    ------------
                                                                     (3,511,368)     42,740,874
                                                                   ------------    ------------
        Total liabilities and shareholders' equity..............   $152,383,595    $137,143,438
                                                                   ------------    ------------
                                                                   ------------    ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEARS ENDED SEPTEMBER 30,
                                                   --------------------------------------------
                                                       1992            1993            1994
                                                   ------------    ------------    ------------
Revenues:
  Propane and related products..................   $117,877,556    $132,194,740    $114,920,000
  Hauling.......................................     16,225,561      16,220,657      11,129,869
  Other, net....................................      6,636,627       5,780,581       6,742,273
                                                   ------------    ------------    ------------
                                                   140,739,744..    154,195,978     132,792,142
                                                   ------------    ------------    ------------
Costs and Expenses:
  Propane and related products..................     57,641,607      69,447,511      55,045,905
  Delivery and branch...........................     57,855,438      62,332,227      53,714,862
  Depreciation and amortization.................     14,128,104      16,092,452      11,781,088
  General and administrative....................      3,002,555       3,772,546       4,001,577
                                                   ------------    ------------    ------------
                                                   132,627,704..    151,644,736     124,543,432
                                                   ------------    ------------    ------------
Impairment of long-lived assets.................        --           33,047,065         --
                                                   ------------    ------------    ------------
Net loss on sales of businesses.................        --              --              739,789
                                                   ------------    ------------    ------------
Income (loss) before interest expense and income
  taxes.........................................      8,112,040     (30,495,823)      7,508,921
Interest expense................................     16,665,525      16,335,155       9,514,569
                                                   ------------    ------------    ------------
Loss before income taxes........................     (8,553,485)    (46,830,978)     (2,005,648)
Income tax expense (benefit)....................     (1,294,003)        257,027         300,000
                                                   ------------    ------------    ------------
Net loss........................................   $ (7,259,482)   $(47,088,005)   $ (2,305,648)
                                                   ------------    ------------    ------------
                                                   ------------    ------------    ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


                                                            8%
                                                        CUMULATIVE
                                                        CONVERTIBLE
                             COMMON                      PREFERRED       CAPITAL IN                                     TOTAL
                              STOCK      PREFERRED         STOCK           EXCESS                       COMMON      SHAREHOLDERS'
                           -----------     STOCK     -----------------     OF PAR                      TREASURY        EQUITY
                            OLD    NEW   SERIES A      OLD       NEW        VALUE        DEFICIT      STOCK (OLD)   (DEFICIENCY)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
  30, 1991...............  $ 256   --       40,309     --        --       55,052,931     (5,489,461)   (2,187,916)  $  47,416,119
Issuance of common stock
  (old)..................     10   --       --         --        --        1,999,990        --            --            2,000,000
Net loss.................   --     --       --         --        --          --          (7,259,482)      --           (7,259,482)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
  30, 1992...............    266   --       40,309     --        --       57,052,921    (12,748,943)   (2,187,916)     42,156,637
Conversion of $1,420,000
 of junior subordinated
 debt into 8% preferred
  stock (old)............   --     --       --         1,420     --        1,418,580        --            --            1,420,000
Net loss.................   --     --       --         --        --          --         (47,088,005)      --          (47,088,005)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
  30, 1993...............    266   --       40,309     1,420     --       58,471,501    (59,836,948)   (2,187,916)     (3,511,368)
Retirement of treasury
 stock (old), conversion
 of $4,080,000 of notes
 plus accrued interest,
 1,420 shares of 8%
 preferred stock (old),
 40,309 shares of Series
 A Preferred Stock (old)
 and 266 shares of common
 stock (old) into 5,000
 shares of Series E
 preferred stock (new)
 and 480.695 shares of
 common stock (new)......   (266)  48      (40,309)   (1,420)    5,000     2,220,547        --          2,187,916       4,371,516
Issuance of 179,750
 shares of Series A and
 90,000 shares of Series
 C preferred stock (new),
 net of issuance costs...   --     --       --         --      269,750    25,984,523        --            --           26,254,273
Conversion of $25,000,000
 of subordinated debt,
 net of unamortized
 issuance costs, into
 150,000 shares of Series
 B and 100,000 shares of
 Series D preferred stock
 (new)...................   --     --       --         --      250,000    24,207,642        --            --           24,457,642
Redemption of 56,311
 shares of Series D
 preferred stock (new)
 with the cash proceeds
 from the sale of Federal
 Petroleum Company and
 Highway Pipeline
Trucking Company.........   --     --       --         --      (56,311)   (5,683,431)       --            --           (5,739,742)
Common stock contributed
 (27.877 shares) in
 connection with the
 redemption of the Series
 D preferred stock (new)..  --     (3 )     --         --        --                3        --            --             --
Stock dividends declared
 (31,672 shares) on
 Series A, B, C, D and E
 preferred stock (new)...   --     --       --         --       31,672     3,135,528     (3,167,200)      --             --
Cash dividends declared
 and paid on Series C
 preferred stock (new)...   --     --       --         --        --          --             (21,699)      --              (21,699)
Stock dividends declared
 (7,641 shares) on Series
 A and B 12.625%
 Cumulative Redeemable
 Preferred Stock.........   --     --       --         --        --          --            (764,100)      --             (764,100)
Net loss.................   --     --       --         --        --          --          (2,305,648)      --           (2,305,648)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
 30, 1994................  $--     45       --         --      500,111   108,336,313    (66,095,595)      --        $  42,740,874
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED SEPTEMBER 30,
                                                      ---------------------------------------------
                                                          1992            1993             1994
                                                      ------------    -------------    ------------
Operating activities:
  Net loss.........................................   $ (7,259,482)   $ (47,088,005)   $ (2,305,648)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Impairment of long-lived assets................        --            33,047,065         --
    Depreciation and amortization..................     14,128,104       16,092,452      11,781,088
    Deferred income taxes..........................     (1,497,840)         (13,700)         15,300
    Provision for losses on accounts receivable....        731,781        1,368,742         588,657
    Net loss on sales of businesses................        --              --               739,789
    Loss (gain) on sales of fixed assets and other
      items........................................       (234,824)         214,625         201,305
    Changes in operating assets and liabilities:
      Decrease (increase) in receivables...........        813,836         (381,760)        454,771
      Decrease (increase) in inventories...........       (770,937)       2,170,477       1,667,286
      Decrease (increase) in other assets..........        453,934            5,865        (104,438)
      Increase (decrease) in accounts payable......       (105,714)         131,132      (6,557,427)
      Increase (decrease) in other current
        liabilities................................      3,074,016        3,977,004      (5,473,416)
      Increase (decrease) in other long-term
        liabilities................................     (1,330,070)         482,931        (189,826)
                                                      ------------    -------------    ------------
        Net cash provided by operating
          activities...............................      8,002,804       10,006,828         817,441
                                                      ------------    -------------    ------------
Investing activities:
  Capital expenditures.............................     (6,730,179)      (4,787,637)     (5,418,690)
  Purchases of companies, net of cash acquired.....     (1,206,681)         (61,109)       (760,000)
  Proceeds from sales of fixed assets..............      1,134,298          722,950         479,451
  Proceeds from sales of businesses................        --              --             6,392,214
                                                      ------------    -------------    ------------
        Net cash provided by (used in) investing
          activities...............................     (6,802,562)      (4,125,796)        692,975
                                                      ------------    -------------    ------------
Financing activities:
  Proceeds from issuance of debt...................        182,999        1,938,930         700,000
  Repayment of debt................................     (8,070,794)      (9,972,296)    (18,799,707)
  Net proceeds (repayments) under revolving credit
    facility.......................................     (5,472,004)       1,580,708      (2,808,704)
  Proceeds from the issuance of common stock.......      6,873,900         --               --
  Net proceeds from the issuance of preferred
    stock..........................................      5,126,100         --            26,254,273
  Redemption of preferred stock....................        --              --            (5,739,742)
  Cash dividends paid on preferred stock...........        --              --               (21,699)
                                                      ------------    -------------    ------------
        Net cash used in financing activities......     (1,359,799)      (6,452,658)       (415,579)
                                                      ------------    -------------    ------------
        Net increase (decrease) in cash............       (159,557)        (571,626)      1,094,837
Cash at beginning of year..........................      1,461,439        1,301,882         730,256
                                                      ------------    -------------    ------------
Cash at end of year................................   $  1,301,882    $     730,256    $  1,825,093
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED SEPTEMBER 30,
                                                      ---------------------------------------------
                                                          1992            1993             1994
                                                      ------------    -------------    ------------
Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Income taxes...................................   $    276,097    $     296,372    $    356,320
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------
    Interest.......................................   $ 14,257,459    $  15,145,124    $ 15,052,098
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------
  Other non-cash transactions:
    Conversion of subordinated debt into preferred
      stock........................................                   $   1,420,000
                                                                      -------------
    Reclassification to assets held for sale:
      Property, plant and equipment, net...........                   $   4,399,914
      Net operating assets.........................                       2,978,212
                                                                      -------------
                                                                      $   7,378,126
                                                                      -------------
                                                                      -------------
    Recapitalization:
      Exchange of notes............................                                    $  4,080,000
      Exchange of accrued interest.................                                         291,516
      Exchange of 1,420 shares of preferred
        stock (old)................................                                           1,420
      Exchange of Series A preferred stock (old)...                                          40,309
      Exchange of common stock (old)...............                                             266
      Common stock contributed (new)...............                                               3
      Retirement of treasury stock (old)...........                                      (2,187,916)
      Issuance of Series E convertible preferred
        stock (new)................................                                          (5,000)
      Issuance of common stock (new)...............                                             (48)
      Capital in excess of par value...............                                      (2,220,550)
      Exchange of subordinated debt................                                     (25,000,000)
      Write-off of related unamortized issuance
        costs......................................                                         542,358
      Issuance of Series B convertible preferred
        stock (new)................................                                         150,000
      Issuance of Series D convertible preferred
        stock (new)................................                                         100,000
      Capital in excess of par value...............                                      24,207,642
      Exchange of subordinated debt................                                      (7,500,000)
      Issuance of 12.625% cumulative redeemable
        preferred stock............................                                       7,500,000
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------
    Stock dividends:
      Stock dividends declared on 12.625%
        cumulative redeemable preferred stock......                                    $    764,100
      Stock dividends declared on convertible
        preferred stock (new)......................                                          31,672
      Capital in excess of par value...............                                       3,135,528
      Deficit......................................                                      (3,931,300)
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------
    Sale of assets:
      Receipt of note receivable...................                                        (500,000)
      Reduction in assets held for sale............                                         500,000
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS

    Star Gas Corporation (the "Company"), a Delaware Corporation, sells and distributes propane gas and related appliances to retail and wholesale customers located principally in the Midwest, Northeast and Southeast (see note 10) sections of the United States. As of September 30, 1994, on an as-if-converted basis (see note 2), the Company was owned by Petroleum Heat and Power Co., Inc. ("Petro") (33.3%), Star Gas Holdings ("Holdings") (18.6%), the Prudential Insurance Company of America ("Prudential") (33.4%) and a group of limited partnerships managed by First Reserve Corporation (the partnerships are hereinafter collectively referred to as "FRC") (14.7%). In December 1993, the Company was recapitalized (see note 2). Prior to the recapitalization, the Company was owned by Star Energy Inc. (45%) and by FRC (55%), collectively hereinafter referred to as the "Prior Shareholders". In connection with the recapitalization, all shares held by Star Energy Inc. were acquired by FRC.

    In December 1993, the Company entered into, and is currently being managed under, a Management Services Agreement with Petro which provides for an annual cash fee to Petro of $500,000 and an annual bonus equal to 5% of the increase in the Company's cash flow, as defined, over the fiscal year ended September 30, 1993. The bonus is payable in Class A Common Stock of the Company pursuant to a formula set forth in the Management Services Agreement. For the year ended September 30, 1994, the value of this bonus approximated $69,000. The Company also reimburses Petro for expenses and costs associated with certain Petro personnel. In November 1994, Petro announced its intention to exercise its options to purchase certain shares of Common Stock and Cumulative Convertible Preferred Stock owned by FRC and Prudential. If these options are exercised, Petro's ownership of Star will increase to approximately 80%.

    In December 1993, the Company, in an effort to improve profitability and to concentrate on its core business, sold one of its wholly owned subsidiaries, Federal Petroleum Company ("Federal") and initiated discussions to sell another wholly owned subsidiary, Highway Pipeline Trucking Company ("Highway"). For the sale of Federal, the Company received $1,650,000 in cash and an 8% interest bearing note in the amount of $500,000. The note is due in 48 monthly installments commencing on November 1, 1994 and ending on October 1, 1998. At September 30, 1993, the Company adjusted the carrying value and the net assets of Federal to equal the then expected sale price of $2,150,000. In July 1994, the Company sold Highway for $4.1 million in cash. At September 30, 1993, the Company had adjusted the carrying value of the net assets of Highway to be sold to $5,228,128, its estimated value at that date. In September 1994, the Company sold one of its retail propane operations for approximately $650,000, net of expenses.

    Prior to the recapitalization (see note 2), the Company purchased, in September 1989, 15.12 shares of common stock owned by a former officer for a 10% Junior Subordinated Promissory Note in the amount of $2,187,916 (see note 5). These shares were held in treasury at September 30, 1993, and were retired as part of the recapitalization. In September 1991, the Company sold 30.60 shares of Common Stock and 5,126.10 shares of Series A Preferred Stock to the prior Shareholders for $4,873,900 and $5,126,100 respectively, the proceeds of which were received in fiscal 1992. In August 1992, the Company sold 10.69 shares of common stock to the Prior Shareholders for $2,000,000. In March 1993, the Prior Shareholders agreed to exchange $1,420,000 of long-term liabilities acquired from a third party (see note 5) in consideration of 1,420 shares of newly issued 8% Cumulative Convertible Preferred Stock.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION

    During September 1994, the Company effected a reverse stock split of its newly authorized and issued common stock wherein each share became .001 share. All newly authorized and issued shares of common stock presented in the financial statements and notes, give effect to the reverse stock split.

    In December 1993, the Company amended its Articles of Incorporation and authorized three new classes of common Stock, par value $.10--Class A (30,000 shares), Class B (5,000 shares) and Class C (3,000 shares), each with identical rights and preferences, except that Class A has one vote per share, Class B is nonvoting and Class C has 10 votes per share. The Company also authorized 3,000,000 shares of new $1.00 par value preferred stock to be issued in one or more series as the Board of Directors may determine. The Board is also authorized to fix and determine the designation and relative rights and preferences of each such series. Two new classes of preferred stock were then created by the Board--an 8% Cumulative Convertible Preferred Stock [Series A (530,000 shares), Series B (300,000 shares), Series C (160,000 shares), Series D (500,000 shares) and Series E (10,000 shares)] and a 12.625% Cumulative Redeemable Preferred Stock [Series A (30,000 shares) and Series B (120,000 shares)].

    All dividends on the Series A, B, D and E 8% Cumulative Convertible Preferred Stock and on the Series A and B 12.625% Cumulative Redeemable Preferred Stock are payable in additional shares of the same preferred stock series. The holders of the Series C 8% Cumulative Convertible Preferred Stock have the option, upon delivering proper notice, to be paid in cash or in additional shares of Series C 8% Cumulative Convertible Preferred Stock.

    In December 1993, as part of the recapitalization, the Company sold 269,750 shares of 8% Cumulative Convertible Preferred Stock for $26,975,000 to the following investors in the indicated amounts: Petro ($14,000,000), Holdings ($11,000,000) and FRC ($1,975,000). Holdings is a corporation formed for the purpose of investing in the Company by a group of investors, including Petro who contributed $2,000,000 of the $11,000,000 invested. The preferred shares were sold in the following series: Series A--179,750 shares and Series C--90,000 shares. The cash proceeds received by the Company from the issuance of the preferred stock were used to repay: $14,325,000 of its outstanding 11.56% Senior Notes, $2,800,000 of its outstanding Term Loan and $7,957,000 of interest in arrears. The expenses relating to the issuance were $720,727. In addition, the Company, issued 250,000 shares of its 8% Cumulative Convertible Preferred Stock (150,000 shares of Series B and 100,000 shares of Series D) and 75,000 shares of its 12.625% Cumulative Redeemable Preferred Stock (15,000 shares of Series A and 60,000 Series B) to Prudential in exchange for $25,000,000 and $7,500,000, respectively, of its 12.625% Senior Subordinated Participating Notes. (see note
5).

    Petro has an option to buy all of the shares of common stock and the 8% Cumulative Convertible Preferred Stock owned by Holdings, FRC and Prudential. This option commences after the issuance of the audited financial statements for the year ended September 30, 1994 and ends on December 31, 1998. In addition, Holdings, FRC and Prudential have the option, beginning on January 1, 1999 and ending on December 31, 1999, to require Petro to purchase all of their shares of the Company's common stock and 8% Cumulative Convertible Preferred Stock. Under the terms of the put/call agreements with FRC and Prudential, Petro has the right to purchase these shares with either cash or shares of Petro's Class A Common Stock. Under the terms of the put/call agreement with Holdings, Petro has the right to purchase these shares for cash, notes or Petro preferred stock. In addition, Petro and FRC have each been granted an option to purchase 500 shares of the Company's Class A Common Stock for $9,903.10 and $14,854.60 per share, respectively. These options expire on December 20, 1998.

    During the year ended September 30, 1994, the Company declared stock dividends on the 8% Cumulative Convertible Preferred Stock as follows: 11,462 shares of Series A, 9,565 shares of Series B,

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
5,509 shares of Series C, 4,817 shares of Series D and 319 shares of Series E. The Company also declared stock dividends on the 12.625% Cumulative Redeemable Preferred Stock as follows: 1,528 shares of Series A and 6,113 shares of Series
B. In addition, the Company declared and paid a dividend of $.24 per share on its Series C 8% Cumulative Convertible Preferred Stock.

    Each share of Series A, C and E 8% Cumulative Convertible Preferred Stock is convertible into .0092278 shares of Class A Common Stock and the shareholders are entitled to one vote for each as-if-converted common share. Each share of Series B 8% Cumulative Convertible Preferred Stock is convertible into .0070746 shares of nonvoting Class B Common Stock and each share of Series D 8% Cumulative Convertible Preferred Stock is convertible into .0092278 shares of nonvoting Class B Common Stock.

    The holders of Series A, C and E 8% Cumulative Convertible Preferred Stock are entitled to vote together with the holders of the shares of common stock as a single class, with each as-if-converted common share of such 8% Cumulative Convertible Preferred Stock entitled to one vote. The holders of shares of the Series B and D 8% Cumulative Convertible Preferred Stock and the Series A and B 12.625% Cumulative Redeemable Preferred Stock are not entitled to vote on any matters, except as required by law or as specified in the Company's Articles of Incorporation.

    Upon the occurrence of any liquidating event, each holder of shares of Series A, B, C and D 8% Cumulative Convertible Preferred Stock and Series A 12.625% Cumulative Redeemable Preferred stock is entitled, before any distribution or payment is made upon any shares of common stock or any other junior security, to receive a pro rata amount of each series' liquidation value per share. In the event of liquidation, the remaining order of liquidation is as follows: Series B 12.625% Cumulative Redeemable Preferred Stock, Series E 8% Cumulative Convertible Preferred Stock and finally, the common stock of the Company, with each share of Class A, B, and C Common Stock sharing ratably.

    The Company, simultaneously with the issuance of the 8% Cumulative Convertible Preferred Stock and the 12.625% Cumulative Redeemable Preferred Stock, retired its treasury stock and redeemed $4,080,000 plus accrued interest in certain notes held by FRC, 1,420 shares of previously outstanding 8% Cumulative Convertible Preferred Stock, the previously outstanding Series A Preferred Stock and all previously outstanding shares of common stock in exchange for 5,000 shares of Series E 8% Cumulative Convertible Preferred stock and 480.695 shares of Class A Common Stock.

    Upon the sale of Highway and Federal, the Company was required to apply, and did apply, the net proceeds received to repurchase, at $100 per share plus an additional amount sufficient to generate a yield equal to 12.625% compounded semiannually from December 21, 1993, the required number of shares of Series D 8% Cumulative Convertible Preferred stock from Prudential. In addition, the Company has an option, which expires on December 31, 1995, to repurchase the balance of the Series D shares at the same formula price. In December 1993, the Company sold Federal for a net price of $2.1 million, consisting of $1.6 million in cash and a $500,000 note. The cash from the Federal sale was used to repurchase 16,285 shares of the Series D 8% Cumulative Preferred Stock from Prudential. In July 1994, the Company sold Highway for a net price of $4.1 million in cash. The proceeds of that sale were used to repurchase 40,026 shares of Series D 8% Cumulative Convertible Preferred Stock from Prudential.

    As the Company redeems shares of its Series D 8% Cumulative Convertible Preferred Stock, FRC has agreed to return, as a contribution to the capital of the Company, a number of shares of Class A Common Stock of the Company owned by FRC, determined by multiplying 48.569 by a fraction, the

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
numerator of which is the face value of the Series D 8% Cumulative Convertible Preferred Stock redeemed and the denominator of which is a total of $10 million. In connection with the Federal and Highway sales, FRC contributed 27.877 shares of Class A Common Stock back to the Company.

    The following table summarizes the number of recapitalized shares issued, redeemed and contributed from December 21, 1993 through September 30, 1994:

                                          SHARES         STOCK                     SHARES
                                          ISSUED       DIVIDENDS                 CONTRIBUTED       BALANCE
                                       DECEMBER 21,     DECLARED      SHARES       TO THE       SEPTEMBER 30,
                                           1993        AND ISSUED    REDEEMED      COMPANY          1994
                                       ------------    ----------    --------    -----------    -------------
Class A Common Stock................      480.695                                  (27.877)        452.818
                                       ------------                              -----------    -------------
                                       ------------                              -----------    -------------
8% Cumulative Convertible Preferred
  Stock:
  Series A..........................      179,750        11,462                                    191,212
  Series B..........................      150,000         9,565                                    159,565
  Series C..........................       90,000         5,509                                     95,509
  Series D..........................      100,000         4,817       (56,311)                      48,506
  Series E..........................        5,000           319                                      5,319
                                       ------------    ----------    --------                   -------------
                                          524,750        31,672       (56,311)                     500,111
                                       ------------    ----------    --------                   -------------
                                       ------------    ----------    --------                   -------------
12.625% Cumulative Redeemable
  Preferred Stock:
  Series A..........................       15,000         1,528                                     16,528
  Series B..........................       60,000         6,113                                     66,113
                                       ------------    ----------                               -------------
                                           75,000         7,641                                     82,641
                                       ------------    ----------                               -------------
                                       ------------    ----------                               -------------

    The 12.625% Cumulative Redeemable Preferred Stock must be exchanged into subordinated notes due on January 10, 2001 at the rate of $100 per share once the Company meets certain financial ratios. To the extent not previously exchanged, the Company is required to apply up to $2 million on January 10, 2000 to redeem the 12.625% Cumulative Redeemable Preferred Stock plus an amount sufficient to redeem any 12.625% Cumulative Redeemable Preferred Stock received as dividends thereon. To the extent shares still remain outstanding, the Company is required to redeem the remaining shares on January 10, 2001.

    As of September 30, 1994, after giving effect to the recapitalization of the Company, the buyback of the Series D 8% Cumulative Convertible Preferred Stock, the concurrent contribution of common shares by FRC to the Company, the preferred stock dividends declared in the year ended September 30, 1994, and assuming conversion of all of the 8% Cumulative Convertible Preferred Stock into common

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
stock, and no issuance of any option shares, the investors would have the following equity interests and voting percentages on most matters:

                                                        EQUITY        VOTING
                                                      PERCENTAGE    PERCENTAGE
                                                      ----------    ----------
Petro..............................................       29.3%         44.0%
Holdings...........................................       22.6          33.9
FRC................................................       14.7          22.1
Prudential.........................................       33.4         --
                                                      ----------    ----------
                                                         100.0%        100.0%
                                                      ----------    ----------
                                                      ----------    ----------

    Combining Petro's interest with its ownership interest in Holdings, Petro's equity interest would increase to 33.3%, but its voting interest would remain at 44.0%.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

    The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Inventories

    Inventories are stated at the lower of cost or market following the moving weighted average method, which approximates first-in, first-out cost. The components of inventory were as follows at the dates indicated:

                                                  SEPTEMBER 30,
                                             ------------------------
                                                1993          1994
                                             ----------    ----------
Propane gas...............................   $4,982,284    $2,936,331
Appliances and equipment..................    1,463,009     1,841,676
                                             ----------    ----------
                                             $6,445,293    $4,778,007
                                             ----------    ----------
                                             ----------    ----------

  Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the depreciable assets (generally thirty years for buildings and five to thirty years for equipment) using the straight-line method.

  Intangible Assets

    Beginning in October 1992, the excess of cost over the fair value of net assets acquired is being amortized using the straight-line method over 10 years. Prior to October 1992, such assets were being amortized over 40 years. The effect of the change in 1993 was to increase amortization expense by $1,160,000. Other intangible assets, principally covenants not to compete, capitalized consulting costs and customer lists are being amortized over their estimated useful lives, ranging from one to ten years. Deferred charges, representing costs associated with the issuance of the Company's debt, are being amortized over the lives of the related debt.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. Where an intangible asset is deemed to be impaired, the amount of intangible impairment is measured based on market values, as available, or by projected cash flows.

  Customer Credit Balances

    Customer credit balances represent pre-payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual propane gas charges on a fixed monthly basis) in excess of actual deliveries billed.

  Cash Equivalents

    For the purpose of determining cash equivalents used in the preparation of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

  Income Taxes

    The Company files a consolidated Federal income tax return with its subsidiaries. Deferred income taxes are provided to reflect the tax effects of temporary differences between financial and tax reporting. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). (see note 6).

  Basis of Presentation

    Certain reclassifications have been made to the 1992 and 1993 financial statements to conform to the 1994 presentation.

(4) ACQUISITIONS

    The Company expanded its operations in the retail propane gas business by making several acquisitions during the fiscal years ended September 30, 1992, 1993 and 1994. The consideration for these acquisitions was approximately $1,207,000, $61,000, and $760,000, respectively. The acquisitions were accounted for under the purchase method of accounting and the purchase prices have been allocated to the assets and liabilities acquired based on their respective fair market values on the dates of acquisition. The purchase prices in excess of the fair values of net assets acquired were classified as intangibles in the Consolidated Balance Sheets. The results of operations of the respective acquired companies have been included in the Consolidated Statements of Operations from the dates of acquisition.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS

    Long-term debt consists of the following:

                                                         SEPTEMBER 30,
                                                  ---------------------------
                                                      1993           1994
                                                  ------------    -----------
Revolving credit facility(a)...................   $  6,808,704    $ 4,000,000
Acquisition loan(a)............................        --             700,000
11.56% Senior Notes(b).........................     45,000,000     30,675,000
12.625% Senior Subordinated Participating
Notes(b).......................................     40,000,000      7,500,000
Senior Reset Term Notes(c).....................     20,000,000     20,000,000
Term loan agreement(d).........................     12,125,000      9,325,000
Other liabilities(e)...........................      6,287,259      1,440,610
Other notes payable(e).........................      1,333,920        737,686
Obligations under capital leases (see note
8).............................................        634,334        551,152
                                                  ------------    -----------
                                                   132,189,217     74,929,448
  Less current maturities and revolving credit
loans..........................................      8,197,953      4,766,063
                                                  ------------    -----------
                                                  $123,991,264    $70,163,385
                                                  ------------    -----------
                                                  ------------    -----------

- ------------------------

 (a)  Under the terms of the restated and amended Credit Agreement as of December 21, 1993, the Company may borrow up to $20 million to finance working capital needs under a revolving credit facility which expires on June 30, 1996. Amounts borrowed under the revolving credit facility are subject to a 30 day clean up requirement each year.
      Interest on borrowings is payable monthly and is based upon either the Eurodollar Rate
      (as defined below) plus 2 1/4% or the Alternate Base Rate (as defined below) plus 1/4%, at the Company's option.

      The Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements, if any. At September 30, 1994, this rate was 4.9%. The
      Alternate Base Rate is the higher of (i) the prime or base rate of The First National
      Bank of Boston or (ii) the Federal Funds Rate plus 1/2%. At September 30, 1994, the prime rate was 7.8% and the Federal Funds Rate was 5.0%.

      As of September 30, 1993, and 1994, outstanding revolving credit loans aggregated
      $6,808,704 and $4,000,000. In addition, as of September 30, 1993 and 1994, the credit facility provided $2,648,816 and $2,438,816 in letters of credit, respectively.

      The Credit Agreement also provides for a revolving credit acquisition facility under which the Company may borrow up to $20 million to fund acquisitions of propane companies. This acquisition facility expires on June 30, 1996 and the Company has the option to convert this facility into a term loan, payable in 36 consecutive monthly installments commencing on July 1, 1996, the acquisition loan conversion date. Interest on the borrowings is payable monthly and is based upon either the Eurodollar Rate plus
      2 1/2% on loans made before the acquisition loan conversion date and plus 3% on loans made after the acquisition loan conversion date or the Alternate Base Rate plus 1/2% on loans made before the acquisition loan conversion date and plus 1% on loans made after the acquisition loan conversion date, at the Company's option. As of September 30,
      1994, $700,000 was borrowed to fund an acquisition completed during fiscal 1994.

      Under the terms of the Credit Agreement, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the Credit Agreement are secured by certain assets of the Company. The Company pays a commitment fee equal to
      1/2% of the unused portion of the bank facilities.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS--(CONTINUED)

 (b)  On January 10, 1989, the Company issued $85,000,000 of notes (the "Note Agreements") to
      Prudential for cash. The Note Agreements consisted of $45,000,000 of 11.56% Senior
      Notes due in six consecutive annual installments of $7,500,000 commencing January 10,
      1994; $30,000,000 of 12.625% Senior Subordinated Participating Notes, Series A, due in
      six consecutive annual installments of $4,250,000 commencing January 10, 1995, with a final installment of $4,500,000 due on January 10, 2001; and $10,000,000 of 12.625%
      Senior Subordinated Participating Notes, Series B, due in six consecutive annual installments of $1,500,000 commencing January 10, 1995, with a final installment of
      $1,000,000 due on January 10, 2001.

      The Series A and Series B Senior Subordinated Participating Notes bore additional interest aggregating to the greater of (a) $487,500 or 2.5% of the first $33,500,000 of the Company's operating profit (as defined) for each of the fiscal years ended
      September 30, 1991 through 1999 and (b) $622,400 or 3.19% of the first $33,500,000 of the Company's operating profit (as defined) for the fiscal year ended September 30,
      2000. This participating interest feature on the Notes was eliminated in connection with the recapitalization.

      As part of the recapitalization (see note 2), the Company exchanged in direct order of maturity, $15,000,000 of Series A 12.625% Senior Subordinated Participating Notes for
      150,000 shares of Series B 8% Cumulative Convertible Preferred Stock, the entire
      $10,000,000 of Series B 12.625% Senior Subordinated Participating Notes for 100,000
      shares of Series D 8% Cumulative Convertible Preferred Stock, and in inverse order of maturity, $1,500,000 of Series A 12.625% Senior Subordinated Participating Notes for
      15,000 shares of Series A 12.625% Cumulative Redeemable Preferred Stock and $6,000,000
      of Series A 12.625% Senior Subordinated Participating Notes for 60,000 shares of Series
      B 12.625% Cumulative Redeemable Preferred Stock.

      Additionally, the Company was also allowed to prepay $14,325,000 of the 11.56% Senior
      Notes in direct order of their maturity. The remaining 1995 payment of $675,000 and part of the 1996 payment of $1,325,000 were deferred such that the 1997, 1998 and 1999 payments were increased from $7,500,000 per year to $8,166,667 per year.

      Under the terms of the Note Agreements, as amended at various dates, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the
      11.56% Senior Notes and the 12.625% Senior Subordinated Participating Notes are secured by substantially all of the Company's assets.

 (c)  On February 28, 1991, the Company issued $20,000,000 in Senior Reset Term Notes (the
      "Notes") to Prudential for cash. The Notes were due in semi-annual installments of
      $2,500,000 which were to commence August 28, 1994. The Company, at various dates, amended the terms of the notes and as a result, the payments of principal are now
      $2,500,000 on August 28, 1999, $5,000,000 on February 28, 2000, August 28, 2000 and
      February 28, 2001, respectively and $2,500,000 on August 28, 2001.

      Interest on the notes was based on the Treasury rate in effect on the issuance date, which under the terms of the note agreement, was scheduled to be adjusted to the then current Treasury rate on the "Reset Date", February 28, 1994. Prior to the recapitalization, the rate was based on the 2.25 year Treasury rate plus 3.75%. In connection with the recapitalization, the notes were amended such that the interest rate became the 6.5 year Treasury rate plus 3.30%. On February 28, 1994, the notes were reset and the rate was reduced from 10.72% to 9.11%.

      Under the terms of the Notes, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the Notes are secured by substantially all of the Company's assets.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS--(CONTINUED)

 (d)  In March 1991, the Company entered into a Term Loan Agreement (the "Term Loan") with
      PruSupply, Inc. which provided a $20,000,000 facility. The Company amended the Term
      Loan at various dates such that the Term Loan was to be repaid in nineteen consecutive quarterly installments of $875,000, which commenced in May 1991, with a final payment of $3,375,000 due at maturity in February 1996. The Term Loan bears interest at the one month London Interbank Offered Rate ("LIBOR") plus 2.7%.

      As part of the recapitalization, the Term Loan was amended to allow for the prepayment of $1,925,000 on December 23, 1993. In addition, the Company paid $875,000 that had been deferred. This agreement was further amended such that the remaining required payments on these notes will be $4,325,000 in 1996 and $5,000,000 in 1997.

      Under the terms of the Term Loan, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts outstanding under the Term Loan are secured by substantially all of the Company's assets.

 (e)  In connection with certain acquisitions, the Company was required to pay, over a several year period, an aggregate of $6,287,259 as of September 30, 1993, and
      $1,440,610 as of September 30, 1994, pursuant to certain covenant not-to-compete agreements and consulting payments. In addition, the Company had obligations of
      $1,333,920 at September 30, 1993 and $737,686 at September 30, 1994 of notes payable to former owners.

      In December 1992, the Prior Shareholders purchased from a third party the Company's obligation to pay $5,500,000 of consulting and non-competition payments due in equal installments of $2,750,000 in November 1992 and November 1993. The November 1992
      payment was initially deferred until June 1993, however, in March 1993, $1,420,000 of this payment was exchanged for 1,420 shares of newly issued 8% Cumulative Convertible
      Preferred Shares of the Company. The balance of the June 1993 payment, $4,080,000, was deferred. In December 1993, as part of the recapitalization (see note 2), the Company exchanged the 1,420 shares of newly issued 8% Cumulative Convertible Preferred Shares and the $4,080,000 deferred amount (the balance of the purchased payments) plus accrued interest, for 5,000 shares of Series E 8% Cumulative Convertible Preferred Stock and
      230.895 shares of Class A Common Stock.

    As of September 30, 1994, the annual maturities of long-term debt, borrowings under the revolving credit agreement and the acquisition loan are set forth in the following table:

1995.................................................   $ 4,766,063
1996.................................................    11,814,759
1997.................................................    13,652,044
1998.................................................    10,343,708
1999.................................................    15,008,420
Thereafter...........................................    19,344,454
                                                        -----------
                                                        $74,929,448
                                                        -----------
                                                        -----------

    As of September 30, 1994, the Company was in compliance with all borrowing agreement covenants, as amended.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES

    The income tax provision (benefit) shown in the accompanying Consolidated Statements of Operations consists of the components set forth below:

                                                 YEAR ENDED SEPTEMBER 30,
                                            -----------------------------------
                                               1992          1993        1994
                                            -----------    --------    --------
Federal:
  Deferred...............................   $(1,489,055)   $  --       $  --
State:
  Current................................   $   203,837    $270,727    $284,700
  Deferred...............................        (8,785)    (13,700)     15,300
                                            -----------    --------    --------
                                                195,052     257,027    $300,000
                                            -----------    --------    --------
                                            $(1,294,003)   $257,027    $300,000
                                            -----------    --------    --------
                                            -----------    --------    --------

    A federal income tax benefit was recorded in 1992 as a result of reversing previously recorded federal deferred income tax liabilities. No federal income tax benefits were recorded as a result of the losses for 1993 or 1994. State tax expense was recorded each year in jurisdictions where the Company had to pay taxes and where net operating loss carryforwards or carrybacks are not recognized.

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any significant effect on the Company's financial condition or results of operations, since the Company did not carry any material deferred income tax accounts on its balance sheet at September 30, 1993 and any net deferred tax assets set up as a result of applying SFAS No. 109 have been fully reserved.

    Under SFAS No. 109, as of October 1, 1993, the Company had total deferred tax assets of approximately $35.8 million subject to a valuation allowance of approximately $10.6 million. With the recapitalization in December 1993 (see note 2), the Company's NOL's were limited for purposes of general carryforward availability and otherwise limited for specified carryforward purposes since the recapitalization constituted a change in control for income tax reporting purposes. The Company believes that it has sufficient tax strategies available that will enable it to utilize most of its NOL carryforwards.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES--(CONTINUED)
    The components of and changes in the net deferred taxes and the changes in the related valuation allowance for the year ended September 30, 1994 were as follows:

                                                     DEFERRED
                                    OCTOBER 1,       BENEFIT       SEPTEMBER 30,
                                       1993         (EXPENSE)          1994
                                   ------------    ------------    -------------
Deferred tax assets:
  Net operating loss
    carryforwards...............   $ 28,798,684    $  2,655,318    $  31,454,002
  Accounts receivable
    reserves....................        243,476         (66,473)         177,003
  Intangibles, principally due
    to differences in
      amortization..............      6,489,063        (520,629)       5,968,434
  Other.........................        263,799        (121,753)         142,046
                                   ------------    ------------    -------------
                                   35,795,022..       1,946,463       37,741,485
Valuation allowance.............    (10,584,168)       (780,229)     (11,364,397)
                                   ------------    ------------    -------------
    Total deferred tax assets...     25,210,854       1,166,234       26,377,088
                                   ------------    ------------    -------------
Deferred tax liabilities:
  Assets held for sale,
    principally due to
    differences in amortization
    and depreciation............       (312,321)        312,321         --
  Property and equipment,
    principally due to
    differences in
    depreciation................    (25,119,933)     (1,493,855)     (26,613,788)
                                   ------------    ------------    -------------
    Total deferred tax
      liabilities...............    (25,432,254)     (1,181,534)     (26,613,788)
                                   ------------    ------------    -------------
Net deferred tax liability......   $   (221,400)   $    (15,300)   $    (236,700)
                                   ------------    ------------    -------------
                                   ------------    ------------    -------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses and the tax strategies available, that at September 30, 1994, a valuation allowance of $11.4 million is appropriate.

    At September 30, 1994, the Company had approximately $92.5 million of Federal net operating loss (NOL) carryforwards available to offset future taxable income. Such NOL's expire in the years 2004 through 2009.

(7) EMPLOYEE BENEFIT PLANS

    The Company has a 401(k) plan which provides benefits for all eligible non-union employees. Subject to IRS limitations, the 401(k) plan provides for each employee to contribute from 1% to 15% of compensation with the Company contributing a matching amount of each employee's contribution up to a maximum of 3% of compensation. Aggregate Company contributions made to the 401(k) plan during fiscal 1992, 1993, and 1994 were $537,703, $313,652, and $312,925 respectively.

    The Company also makes monthly contributions on behalf of its union employees to a union sponsored defined benefit pension plan. The amount charged to expense was $202,545, $198,206, and $207,107 in fiscal 1992, 1993 and 1994, respectively.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) LEASE COMMITMENTS

    The Company has entered into noncancellable capital lease agreements with former owners of acquired businesses for certain premises and related equipment. These leases contain bargain purchase options, exercisable on the lease termination dates. Amortization of premises and equipment under capital leases is included in depreciation expense. The Company has also entered into operating leases for office space, trucks and other equipment.

    The future minimum rental commitments at September 30, 1994 under leases having an initial or remaining noncancellable term of one year or more are as follows:

                                                       CAPITAL     OPERATING
                                                        LEASES       LEASES
                                                       --------    ----------
1995................................................   $157,476    $1,200,000
1996................................................    138,351       800,000
1997................................................     80,976       600,000
1998................................................     80,976       200,000
1999................................................     80,976       200,000
Thereafter..........................................    425,121       800,000
                                                       --------    ----------
Total minimum lease payments........................    963,876    $3,800,000
                                                                   ----------
                                                                   ----------
Less amount representing interest...................    412,724
                                                       --------
Present value of net minimum rentals................   $551,152
                                                       --------
                                                       --------

    The Company incurred rent expense of $3,586,450, $4,174,689, and $3,451,376 in 1992, 1993 and 1994, respectively.

(9) IMPAIRMENT OF LONG-LIVED ASSETS

    During fiscal 1993, in connection with the recapitalization (see note 2), and the impending sales of Federal and Highway (see note 1), the Company reviewed the carrying values of its long-lived assets and identifiable intangible assets for possible impairment. The Company determined, based on expected future cash flows and the estimated fair values of certain operations, that it would not be able to recover the carrying values of some of these assets. Accordingly, as of September 30, 1993, the Company recorded a write-off of approximately $33 million representing the estimated impairment to its long-lived assets.

(10) SUBSEQUENT EVENTS

    On November 17, 1994, in an effort to focus on its core profitable business, the Company sold all of its retail propane operations located in the Southeast portion of the United States for $13,250,000 in cash. The consideration received from the sale approximates the net book value of the assets sold and therefore, no material gain or loss was recognized.


    The Company applied a portion of the proceeds from the sale to reduce outstanding principal and accrued interest on its 11.56% Senior Notes and Term Loan in the amount of $3,382,539 and $602,310, respectively. In addition, the Company redeemed the remaining outstanding shares of the Series D 8% Cumulative Convertible Preferred Stock from Prudential amounting to $5,091,011. As a result of the redemption, FRC has agreed to return 20.693 shares of Common stock (see note 2) held by them, as a contribution to the capital of the Company. The remainder of the proceeds will be used by the Company for general operating purposes.

                         PRO FORMA FINANCIAL STATEMENTS

    The following Pro Forma Statement of Operations for the year ended December 31, 1993 is derived from the Company's audited consolidated financial statements for the year ended December 31, 1993. The Pro Forma Balance Sheet and Statements of Operations at and for the nine and twelve months ended September 30, 1994 are derived from the unaudited financial statements of the Company at and for the nine and twelve months ended September 30, 1994, which include all adjustments (consisting of only normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of such data. The Pro Forma Financial Statements do not purport to represent what the Company's financial position or results of operations would have been if the events described therein had occurred on the dates specified, nor are they intended to project the Company's financial position or results of operations for any future period. The Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto, appearing elsewhere herein.

    The following transactions are referenced in the Pro Forma Financial Statements (collectively, the "Pro Forma Adjustments"):

        (a) the "Heating Oil Acquisitions," which consist of the acquisition by the Company of nine individually insignificant distributorships during 1993 (the "1993 Acquisitions"), six individually insignificant and one significant distributorships during the nine months ended September 30, 1994 (the "1994 Nine Month Acquisitions") and two individually insignificant distributorships subsequent to September 30, 1994 (the "1994 Fourth Quarter Acquisitions");

        (b) the "Star Gas Transactions," which consist of the $16 million investment in Star Gas made in December 1993 (the "1993 Star Gas Investment"), the repayment of Star Gas debt with a portion of a capital contribution and the conversion of debt and preferred stock of Star Gas to equity of Star Gas by certain of Star Gas' investors in December 1993 (the "Star Gas Recapitalization") and the acquisition of the remaining voting stock of Star Gas in December 1994 (the "Star Gas Acquisition");

        (c) the "Prior Note Offerings," which consist of the issuance (i) in March 1993 of $50 million of 10 1/8% Subordinated Notes due 2003 and the use of a portion of the proceeds therefrom to repurchase $24.9 million of subordinated debt of the Company (the "10 1/8% Note Offering") and (ii) in February 1994 of $75 million of 9 3/8% Subordinated Debentures due 2006, the use of a portion of the proceeds therefrom to repurchase $50 million of notes of the Company and the release of a $20 million collateral account securing such notes (the "9 3/8% Note Offering").


        (d) the "Offerings," which consist of the offering by the Company of
    $125 million of    % Subordinated Notes due 2005 at an assumed interest rate
    of 11 1/2% (the "Debenture Offering") and 2.5 million shares of Class A Common Stock at an assumed price of $9.00 per share (the "Common Stock Offering") and the use of the net proceeds therefrom to (i) purchase $65.4 million of long-term debt of Star Gas and $19.7 million of preferred stock of Star Gas (the "Star Gas Refinancing"), (ii) redeem $12.8 million of long-term debt of the Company (the "Note Repurchase"), (iii) repurchase 1.5 million shares of the Company's Class A Common Stock which were issued to a third party in the Star Gas Acquisition (the "Common Stock Repurchase") and
    (iv) repay $4.0 million of Star Gas working capital borrowings (collectively, the "Use of Proceeds").

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

    The following pro forma balance sheet at September 30, 1994 gives effect to the 1994 Fourth Quarter Acquisitions, the Star Gas Acquisition, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on September 30, 1994.


                                                                                1994
                                                       PETROLEUM HEAT      FOURTH QUARTER                     PRO FORMA
                                                     AND POWER CO., INC.   ACQUISITIONS(1)  STAR GAS(2)      ADJUSTMENTS
ASSETS
Current assets:
 Cash..............................................       $  17,055           $ (2,455)       $  4,487        $  (3,827)(3)
 Accounts receivable...............................          43,687                              8,172
 Inventories.......................................          14,198                563           3,919
 Other current assets..............................           7,676                              1,734
                                                           --------            -------      ------------     -----------
   Total current assets............................          82,616             (1,892)         18,312           (3,827)
Property plant and equipment--net..................          33,647                611          92,255           13,356(4)
Intangibles--net...................................         102,693              2,634          16,579            2,832(4)

Other assets.......................................             425
Investment in Star Gas Corporation.................          14,757                                              25,923(3)
                                                                                                                (40,680)(4)
                                                           --------            -------      ------------     -----------
                                                          $ 234,138           $  1,353        $127,146        $  (2,396)
                                                           --------            -------      ------------     -----------
                                                           --------            -------      ------------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
 Working capital borrowings........................       $      --                           $  4,000
 Current maturities of preferred stock and long
   term debt.......................................           4,200                                767
 Accounts payable..................................           8,551                              2,876
 Customer credit balances..........................          27,091           $    495           3,286
 Unearned service contract revenue.................          13,171                108
 Accrued expenses..................................          21,246                              4,047
                                                           --------            -------      ------------
   Total current liabilities.......................          74,259                603          14,976
Long-term debt and notes payable...................          51,452                750          65,613            1,700(4)
Senior subordinated notes payable..................              --
Supplemental benefits payable and other payables...           1,637                                643
Pension plan obligation............................           7,060
Subordinated notes and debentures payable..........         167,632
                                                           --------            -------      ------------
   Total liabilities...............................         302,040              1,353          81,232
                                                           --------            -------      ------------
Cumulative redeemable exchangeable preferred
  stock............................................          16,666                              8,264
                                                           --------            -------      ------------
Non-voting preferred stock of Star Gas.............              --                                           $  11,458(4)
                                                           --------            -------      ------------     -----------
Stockholders' equity (deficiency)..................         (84,568)                            37,650           22,096(3)
                                                                                                                (37,650)(4)
                                                           --------            -------      ------------     -----------
                                                          $ 234,138           $  1,353        $127,146        $  (2,396)
                                                           --------            -------      ------------     -----------
                                                           --------            -------      ------------     -----------


- -----------------------

(1) Adjustment reflects the acquisition and purchase price allocation in connection with the 1994 Fourth Quarter Acquisitions.


(2) Derived from the Star Gas consolidated September 30, 1994 balance sheet, adjusted for the sale of certain Star Gas operations, which were sold in November 1994, and the use of the proceeds therefrom. Also includes an individually insignificant acquisition by Star Gas in November 1994.


(3) Reflects a cash payment of $3.8 million and the issuance of approximately
    2.5 million shares of the Company's Class A Common Stock in connection with the Star Gas Acquisition.

(4) Reflects the preliminary allocation of the excess of the purchase price over the book value of Star Gas in connection with the Star Gas Acquisition, as well as the exchange by Star Gas Holdings of voting preferred stock for non-voting preferred stock.

                   DEBENTURE                            STOCK
                   OFFERING                           OFFERING
                   PRO FORMA                          PRO FORMA
  SUBTOTAL        ADJUSTMENTS        SUBTOTAL        ADJUSTMENTS        PRO FORMA
  $ 15,260         $ 120,300(5)      $ 18,718         $  20,800(10)     $ 39,518
                     (85,072)(6)
                     (14,268)(7)
                     (13,502)(8)
                      (4,000)(9)
    51,859                             51,859                             51,859
    18,680                             18,680                             18,680
     9,410                              9,410                              9,410
  --------        -----------        --------        -----------        ---------
    95,209             3,458           98,667            20,800          119,467
   139,869                            139,869                            139,869
   124,738             4,700(5)       129,363                            129,363
                         (75)(7)
       425                                425                                425

  --------        -----------        --------        -----------        ---------
  $360,241         $   8,083         $368,324         $  20,800         $389,124
  --------        -----------        --------        -----------        ---------
  --------        -----------        --------        -----------        ---------
  $  4,000         $  (4,000)(9)     $     --                           $     --
     4,967                              4,967                              4,967
    11,427                             11,427                             11,427
    30,872                             30,872                             30,872
    13,279                             13,279                             13,279
    25,293                             25,293                             25,293
  --------        -----------        --------                           ---------
    89,838            (4,000)          85,838                             85,838
   119,515           (65,350)(6)       47,783                             47,783
                      (6,382)(7)
                     125,000(5)       125,000                            125,000
     2,280                              2,280                              2,280
     7,060                              7,060                              7,060
   167,632            (6,381)(7)      161,251                            161,251
  --------        -----------        --------                           ---------
   386,325            42,887          429,212                            429,212
  --------        -----------        --------                           ---------
    24,930            (8,264)(6)       16,666                             16,666
  --------        -----------        --------                           ---------
    11,458           (11,458)(6)
  --------        -----------        --------                           ---------
   (62,472)                           (77,554)        $  20,800(10)      (56,754 )
                      (1,580)(7)
                     (13,502)(8)
  --------        -----------        --------        -----------        ---------
  $360,241         $   8,083         $368,324         $  20,800         $389,124
  --------        -----------        --------        -----------        ---------
  --------        -----------        --------        -----------        ---------


- -----------------------

 (5) Reflects the Debenture Offering, net of estimated offering expenses of $4.7 million, with net proceeds to the Company of $120.3 million, including approximately $3.5 million in cash and principal amount of Debentures, the proceeds of which are not required for the Use of Proceeds.

 (6) Reflects the Star Gas Refinancing.

 (7) Reflects the Note Repurchase and the related extraordinary loss representing the premium paid on the early retirement of such debt.

 (8) Reflects the Common Stock Repurchase.

 (9) Reflects the repayment of Star Gas working capital borrowings.

(10) Reflects the Common Stock Offering, net of estimated offering expenses of $1.7 million, with net proceeds to the Company of $20.8 million.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

    The following pro forma statement of operations for the year ended December 31, 1993 is derived from the Company's financial statements for the year ended December 31, 1993, adjusted to give effect to the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings, as if each such transaction had occurred on January 1, 1993; provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.9 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.

    The results of operations of the acquired distributorships are based on their individual fiscal year ends. The combination of the acquired distributorships on their individual fiscal year bases, rather than the Company's fiscal year, does not produce a materially different effect. The acquisitions of the distributorships and Star Gas have been accounted for as purchases. The unaudited statements of operations of the individually insignificant distributorships and for Star Gas for the year ended December 31, 1993 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)


                                                              PETROLEUM
                                                              HEAT AND        DISTRIBUTORSHIPS                    PRO FORMA
                                                           POWER CO., INC.      ACQUIRED(1)       STAR GAS(2)    ADJUSTMENTS

Net sales...............................................      $ 538,526           $ 75,149         $  102,397
Cost of sales...........................................        366,809             50,954             47,532
                                                           ---------------        --------        -----------
  Gross profit..........................................        171,717             24,195             54,865
Operating expenses......................................        123,280             16,490             36,891      $(2,884)(3)
Amortization of customer lists and deferred charges.....         28,731                                 6,042          667(4)
Depreciation and amortization of plant and equipment....          5,933                851              5,725          633(4)
Provision for supplemental benefit......................            264
Impairment of long-lived assets.........................                                               33,913
                                                           ---------------        --------        -----------
  Operating Income......................................         13,509              6,854            (27,706)
Interest expense--net...................................         20,508                                15,843       (7,694)(5)
                                                                                                                     3,748(6)
Other income (expenses).................................           (165)
                                                           ---------------        --------        -----------
  Income (loss) before income taxes.....................         (7,164)             6,854            (43,549)
Income taxes............................................            400                                   180
                                                           ---------------        --------        -----------
  Net income (loss).....................................      $  (7,564)          $  6,854         $  (43,729)
                                                           ---------------        --------        -----------
                                                           ---------------        --------        -----------
Net income (loss) per common share(10):
  Class A Common Stock..................................      $    (.53)
  Class B Common Stock..................................           1.88
  Class C Common Stock..................................           (.53)
Weighted average number of common shares outstanding:
  Class A Common Stock..................................         18,993                                              2,489(7)
  Class B Common Stock..................................            217
  Class C Common Stock..................................          2,545


- ------------------------

(1) Represents the results of the distributorships acquired in the 1993 Acquisitions from January 1, 1993 to their dates of acquisition by the Company. Results of such distributorships from the dates of acquisition to December 31, 1993 are included in the Company's December 31, 1993 consolidated results. The 1993 results of the distributorships acquired in the 1994 Nine Month Acquisitions and the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

(2) Represents the 1993 results of Star Gas, excluding certain operations sold and including operations acquired prior to the Star Gas Acquisition.

(3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:

        Salaries and related costs....................................   $2,273
        Other.........................................................      611
                                                                         ------
                                                                         $2,884
                                                                         ------
                                                                         ------

    The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1993 and 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

(4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects decreased interest expense of Star Gas as a result of the Star Gas Recapitalization.

(6) Reflects increased interest expense as a result of the Prior Note Offerings. If the Prior Note Offerings had occurred on January 1, 1993, the Company would have recorded a $3.8 million extraordinary loss as the result of the early retirement of debt.


(7) Reflects the issuance of shares in the Star Gas Acquisition.

             DEBENTURE                    STOCK
             OFFERING                   OFFERING
             PRO FORMA                  PRO FORMA
SUBTOTAL    ADJUSTMENTS    SUBTOTAL    ADJUSTMENTS      PRO FORMA

$716,072                   $716,072                     $ 716,072
 465,295                    465,295                       465,295
- --------                   --------                     ---------
 250,777                    250,777                       250,777
 173,777                    173,777                       173,777
  35,440                     35,440                        35,440
  13,142                     13,142                        13,142
     264                        264                           264
  33,913                     33,913                        33,913
- --------                   --------                     ---------
  (5,759)                    (5,759)                       (5,759)
  32,405        5,405(8)     37,810       (1,553)(9)       36,257
    (165)                      (165)                         (165)
- --------                   --------                     ---------
 (38,329)                   (43,734)                      (42,181)
     580                        580                           580
- --------                   --------                     ---------
$(38,909)                  $(44,314)                    $ (42,761)
- --------                   --------                     ---------
- --------                   --------                     ---------
                                                        $   (1.85)
                                                             1.88
                                                            (1.85)
  21,482       (1,522)(11)                 2,500(12)       22,460
     217                                                      217
   2,545                                                    2,545


- ------------------------


 (8) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $3.2 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on January 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



 (9) If both the Debenture Offering and the Common Stock Offering are consummated, there will be an additional $13.5 million of proceeds from the Debenture Offering which will not be required for the Use of Proceeds. This adjustment reflects the elimination of interest expense relating to such Debenture Offering proceeds.



(10) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the year ended December 31, 1993, after adjusting the net loss for preferred stock dividends of $3.4 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the year ended December 31, 1993, plus approximately 3.5 million common shares assumed to have been issued on January 1, 1993, after adjusting the pro forma net loss for preferred stock dividends of $3.1 million.



(11) Reflects the repurchase of 1.5 million shares of Class A Common Stock with a portion of the proceeds of the Offerings.



(12) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)


    The following pro forma statement of operations for the nine months ended September 30, 1994 is derived from the Company's financial statements for the nine months ended September 30, 1994, adjusted to give effect to the 1994 Nine Month Acquisitions, the 1994 Fourth Quarter Acquisitions, the Star Gas Acquisition, the 9 3/8% Note Offering, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on January 1, 1993: provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.4 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.

    The unaudited statements of operations of the Company, the distributorships acquired and Star Gas for the nine months ended September 30, 1994 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations. Because of the seasonality of the home heating oil and propane businesses, nine-month results are not indicative of the results to be expected for a full year.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)



                                                                PETROLEUM
                                                                 HEAT AND       DISTRIBUTORSHIPS                    PRO FORMA
                                                              POWER CO. INC.      ACQUIRED(1)       STAR GAS(2)    ADJUSTMENTS

Net sales..................................................      $385,291           $ 32,248          $69,251
Cost of sales..............................................       257,240             21,301           30,960
                                                              --------------        --------        -----------
  Gross profit.............................................       128,051             10,947           38,291
Operating expenses.........................................        91,908              5,163           26,650        $  (428)(3)
Amortization of customer lists and deferred charges........        19,466                               3,082            461(4)
Depreciation and amortization of plant and equipment.......         4,308                431            5,200           (564)(4)
Provision for supplemental benefit.........................           209
                                                              --------------        --------        -----------
  Operating Income.........................................        12,160              5,353            3,359
Interest expense--net......................................        16,721                               5,753            907(5)
Other income (expenses)....................................            83                                 126
Share of loss of Star Gas..................................        (1,243)                                             1,243(6)
                                                              --------------        --------        -----------
  Income (loss) before income taxes........................        (5,721)             5,353           (2,268)
Income taxes...............................................           425                                 218
                                                              --------------        --------        -----------
  Net income (loss)........................................      $ (6,146)          $  5,353          $(2,486)
                                                              --------------        --------        -----------
                                                              --------------        --------        -----------
Net income (loss) per common share(10):
  Class A Common Stock.....................................      $   (.45)
  Class B Common Stock.....................................          1.10
  Class C Common Stock.....................................          (.45)
Weighted average number of common shares outstanding:
  Class A Common Stock.....................................        18,993                                              2,489(7)
  Class B Common Stock.....................................           196
  Class C Common Stock.....................................         2,545


- ------------------------
 (1) Represents the results of the distributorships acquired in the 1994 Nine Month Acquisitions from January 1, 1994 to their dates of acquisition by the Company. Results of such distributorships from the dates of acquisition to September 30, 1994 are included in the Company's September 30, 1994 consolidated results. The nine-month results of the distributorships acquired in the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

 (2) Represents the results of operations of Star Gas for the nine months ended September 30, 1994, excluding certain operations sold and including operations acquired prior to the Star Gas Acquisition.

 (3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:

        Salaries and related costs..............................   $388
        Other...................................................     40
                                                                   ----
                                                                   $428
                                                                   ----
                                                                   ----

     The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

 (4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

 (5) Reflects increased interest expense as a result of the 9 3/8% Note Offering. If the 9 3/8% Note Offering had occurred on January 1, 1993, the Company would have recorded a $2.3 million extraordinary loss as a result of the early retirement of debt.

 (6) Reversal of the share of loss of Star Gas for the nine months ended September 30, 1994 since Star Gas is assumed to have been 100% acquired on January 1, 1993 (see Note 2 above).


 (7) Reflects the issuance of shares in the Star Gas Acquisition.

               DEBENTURE                     STOCK
               OFFERING                    OFFERING
               PRO FORMA                   PRO FORMA
  SUBTOTAL    ADJUSTMENTS   SUBTOTAL      ADJUSTMENTS      PRO FORMA
  $ 486,790                 $486,790                       $ 486,790
    309,501                  309,501                         309,501
  ---------                 --------                       ---------
    177,289                  177,289                         177,289
    123,293                  123,293                         123,293
     23,009                   23,009                          23,009
      9,375                    9,375                           9,375
        209                      209                             209
  ---------                 --------                       ---------
     21,403                   21,403                          21,403
     23,381     $ 3,981(8)    27,362          (1,165)(9)      26,197
        209                      209                             209
  ---------                 --------                       ---------
     (1,769)                  (5,750)                         (4,585)
        643                      643                             643
  ---------                 --------                       ---------
  $  (2,412)                $ (6,393)                      $  (5,228)
  ---------                 --------                       ---------
  ---------                 --------                       ---------
                                                           $    (.35)
                                                                1.10
                                                                (.35)
     21,482      (1,522)(11)                   2,500(12)      22,460
        196                                                      196
      2,545                                                    2,545


- ------------------------

 (8) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $3.2 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on January 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



 (9) If both the Debenture Offering and the Common Stock Offering are consummated, there will be an additional $13.5 million of proceeds from the Debenture Offering which will not be required for the Use of Proceeds. This adjustment reflects the elimination of interest expense relating to such Debenture Offering proceeds.



(10) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the nine-months ended September 30, 1994, after adjusting the net loss for preferred stock dividends of $3.3 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the nine months ended September 30, 1994, plus approximately 3.5 million common shares assumed to have been issued on January 1, 1993, after adjusting the pro forma net loss for preferred stock dividends of $3.3 million.



(11) Reflects the repurchase of 1.5 million shares of Class A Common Stock with a portion of the proceeds of the Offerings.



(12) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)


    The following pro forma statement of operations for the twelve months ended September 30, 1994 is derived from the Company's financial statements for the twelve months ended September 30, 1994, adjusted to give effect to the 1994 Nine Month Acquisitions, the 1994 Fourth Quarter Acquisitions, the Star Gas Transactions, the 9 3/8% Note Offering, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on October 1, 1993: provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.9 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.

    The unaudited statements of operations of the Company the distributorships acquired and Star Gas for the twelve months ended September 30, 1994 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)


                                                               PETROLEUM
                                                               HEAT AND         DISTRIBUTORSHIPS                    PRO FORMA
                                                            POWER CO., INC.       ACQUIRED(1)      STAR GAS(2)     ADJUSTMENTS
Net sales.................................................     $ 546,434            $ 48,438        $  101,351
Cost of sales.............................................       361,682              32,940            45,299
                                                            ---------------         --------       -----------
  Gross profit............................................       184,752              15,498            56,052
Operating expenses........................................       126,008               8,307            36,037       $  (947)(3)
Amortization of customer lists and deferred charges.......        25,824                                 4,164           882(4)
Depreciation and amortization of plant and equipment......         5,872                 689             6,628          (448)(4)
Provision for supplemental benefit........................           280
                                                            ---------------         --------       -----------
  Operating income........................................        26,768               6,502             9,223
Interest expense--net.....................................        22,082                                 9,514        (1,621)(5)
                                                                                                                       2,002(6)
Other income (expenses)...................................           (53)                                 (740)
Share of loss of Star Gas.................................        (1,243)                                              1,243(7)
                                                            ---------------         --------       -----------
  Income (loss) before income taxes.......................         3,390               6,502            (1,031)
Income taxes..............................................           607                                   300
                                                            ---------------         --------       -----------
  Net income (loss).......................................     $   2,783            $  6,502        $   (1,331)
                                                            ===============         ========       ===========
Net income (loss) per common share(11):
  Class A Common Stock....................................     $    (.04)
  Class B Common Stock....................................          1.57
  Class C Common Stock....................................          (.04)
Weighted average number of common shares outstanding:
  Class A Common Stock....................................        18,993                                               2,489(8)
  Class B Common Stock....................................           201
  Class C Common Stock....................................         2,545

- ------------------------
(1) Represents the results of the distributorships acquired in the 1994 Nine Month Acquisitions from October 1, 1993 to their dates of acquisition by the Company. There were no fourth quarter 1993 acquisitions. Results of such distributorships from the dates of acquisition to September 30, 1994 are included in the Company's twelve months ended September 30, 1994 consolidated results. The twelve month results of the distributorships acquired in the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

(2) Represents the results of operations of Star Gas for the year ended September 30, 1994, excluding certain operations sold and including operations acquired prior to the Star Gas Acquisition.

(3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:

   Salaries and related cost--Star Gas.............................................   $557
   Salaries and related cost--Acquired Distributorships............................    390
                                                                                      ----
                                                                                      $947
                                                                                      ----
                                                                                      ----

   The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

(4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects decreased interest expense as a result of the Star Gas Recapitalization.

(6) Reflects increased interest expense as a result of the 9 3/8% Note Offering. If the 9 3/8% Note Offering had occurred on October 1, 1993, the Company would have recorded a $1.3 million extraordinary loss as the result of the early retirement of debt.

(7) Reversal of the share of loss of Star Gas for the twelve months ended September 30, 1994, since Star Gas is assumed to have been 100% acquired on October 1, 1993 (see Note 2 above)

(8) Reflects the issuance of shares in the Star Gas Acquisition.

           DEBENTURE                    STOCK
            OFFERING                  OFFERING
           PRO FORMA                  PRO FORMA
SUBTOTAL   ADJUSTMENT     SUBTOTAL   ADJUSTMENTS     PRO FORMA
$696,223                  $696,223                   $ 696,223
 439,921                   439,921                     439,921
- --------                  --------                   ---------
 256,302                   256,302                     256,302
 169,405                   169,405                     169,405
  30,870                    30,870                      30,870
  12,741                    12,741                      12,741
     280                       280                         280
- --------                  --------                   ---------
  43,006                    43,006                      43,006
  31,977     $5,326(9)      37,303      (1,553)(10)     35,750
    (793)                     (793)                       (793)
- --------                  --------                   ---------
  10,236                     4,910                       6,463
     907                       907                         907
- --------                  --------                   ---------
$  9,329                  $  4,003                   $   5,556
- --------                  --------                   ---------
- --------                  --------                   ---------
                                                     $     .07
                                                          1.57
                                                           .07
  21,482     (1,522)(12)                 2,500(13)      22,460
     201                                                   201
   2,545                                                 2,545


- ------------------------


 (9) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $3.2 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on October 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



(10) If both the Debenture Offering and the Common Stock Offering are consummated, there will be an additional $13.5 million of proceeds from the Debenture Offering which will not be required for the Use of Proceeds. This adjustment reflects the elimination of interest expense relating to such Debenture Offering proceeds.



(11) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the twelve months ended September 30, 1994, after adjusting the net income (loss) for preferred stock dividends of $3.3 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the twelve months ended September 30, 1994, plus approximately 3.5 million common shares assumed to have been issued on October 1, 1993 after adjusting the pro forma net income for preferred stock dividends of $3.3 million.



(12) Reflects the repurchase of 1.5 million shares of Class A Common Stock with a portion of the proceeds of the Offerings.



(13) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering.

===========================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE INFORMATION OR TO
MAKE ANY REPRESENTATION NOT CONTAINED
IN THIS PROSPECTUS, AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER
TO SELL OR THE SOLICITATION OF AN OFFER
TO BUY ANY SECURITY OTHER THAN THE DEBENTURES
OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER
TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
ANY OF THE DEBENTURES TO ANY PERSON IN ANY
JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE
SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL UNDER ANY
CIRCUMSTANCES CREATE ANY IMPLICATION THAT

THE INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

            ----------------------

              TABLE OF CONTENTS
                                         PAGE

Available Information.................       2
Certain Definitions...................       2
Prospectus Summary....................       3


The Company...........................       9
Risk Factors..........................      10
Common Stock Offering.................      14
Use of Proceeds.......................      14
Capitalization........................      15
Selected Financial and Other Data.....      17
Management's Discussion and Analysis
  of Results of Operations


  and Financial Condition.............      19




Business..............................      27
Management............................      38
Description of Debentures.............      41
Description of Other Indebtedness and


  Redeemable Preferred Stock..........      62
Underwriting..........................      65
Legal Matters.........................      65
Experts...............................      66


Incorporation of Documents by
Reference.............................      66
Index to Financial Statements.........     F-1
Pro Forma Financial Statements........     P-1

===========================================

===========================================

              $125,000,000
                  [LOGO]

            PETROLEUM HEAT
          AND POWER CO., INC.

           % SUBORDINATED


         DEBENTURES DUE 2005

        ----------------------
              PROSPECTUS
        ----------------------

     DONALDSON, LUFKIN & JENRETTE

      SECURITIES CORPORATION

      BEAR, STEARNS & CO. INC.

      PAINEWEBBER INCORPORATED

===========================================

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 1995

PROSPECTUS
          , 1995
                                3,000,000 SHARES                     [LOGO]
                       PETROLEUM HEAT AND POWER CO., INC.
                             CLASS A COMMON STOCK


    Of the 3,000,000 shares of Class A Common Stock, $0.10 par value (the "Class A Common Stock"), of Petroleum Heat and Power Co., Inc. (the "Company") offered hereby (the "Common Stock Offering"), 2,500,000 shares are being sold by the Company and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.


    The authorized common stock of the Company consists of the Class A Common Stock, Class B Common Stock and Class C Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class C Common Stock is entitled to ten votes per share on all matters submitted to a vote of the stockholders. The Class B Common Stock is non-voting, except as otherwise required by law or as specifically provided by the Restated Articles of Incorporation of the Company. See "Description of Capital Stock."


    The Class A Common Stock is traded on the Nasdaq National Market under the symbol "HEAT." On January 10, 1995, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $8 5/8 per share. The Class B Common Stock and Class C Common Stock are not publicly traded.


    Concurrent with the Common Stock Offering, the Company is offering $125 million aggregate principal amount of its % Subordinated Debentures due 2005 (the "Debentures") to the public (the "Debenture Offering" and, together with the Common Stock Offering, the "Offerings"). See "Debenture Offering." Consummation of the Common Stock Offering is not contingent upon consummation of the Debenture Offering, and there can be no assurance that the Debenture Offering will be consummated.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                       IS A CRIMINAL OFFENSE.


- --------------------------------------------------------------------------------------------------------------
                                    PRICE            UNDERWRITING                             PROCEEDS TO THE
                                   TO THE            DISCOUNTS AND       PROCEEDS TO THE          SELLING
                                   PUBLIC           COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS

- --------------------------------------------------------------------------------------------------------------
Per Share..................   $                    $                    $                    $
Total(3)...................   $                    $                    $                    $
- --------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $         .

(3) The Company or, at the option of a Selling Stockholder, such Selling Stockholder has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and
    Proceeds to the Selling Stockholders will be $         , $         ,
    $         and $         , respectively. See "Underwriting."



    The shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be
made in New York, New York on or about           , 1995.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

                               BEAR, STEARNS & CO. INC.
                                                        PAINEWEBBER INCORPORATED

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    IN CONNECTION WITH THE COMMON STOCK OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."


                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, upon request, such reports, proxy statements and other information will be made available for inspection and copying at the Commission's public reference facilities at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Class A Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Class A Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.



    The Company will furnish to holders of the Class A Common Stock annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.


                              CERTAIN DEFINITIONS

    As used in this Prospectus:

    "EBITDA" means operating income before depreciation, amortization and other non-cash charges.

    "NIDA" means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.


    "Star Gas Acquisition" refers to the acquisition by the Company of all outstanding voting securities of Star Gas not owned by the Company in December 1994. Unless the context otherwise requires, all references to Star Gas, including Star Gas' financial position and results of operations (but not including the Consolidated Financial Statements of Star Gas included elsewhere herein), give pro forma effect to the acquisition of two propane businesses and the disposition of certain non-core assets by Star Gas since December 1993 and prior to the date of the Star Gas Acquisition. See "Prospectus Summary--Acquisition of Star Gas Corporation."


    "Pro Forma Adjustments" refer to the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings, in each case as described in the Pro Forma Financial Statements contained elsewhere herein.

                               PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus and by the information and financial statements appearing in the documents incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby. Unless otherwise stated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.



                                  THE COMPANY



    Petroleum Heat and Power Co., Inc. (the "Company" or "Petro") is the largest retail distributor of home heating oil (#2 fuel oil) in the United States and, with the Star Gas Acquisition, is the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. Star Gas had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.



    The home heating oil industry is large, highly fragmented and undergoing consolidation, with approximately 3,700 independently owned and operated home heating oil distributors in the Northeast. Petro is the principal acquiror in this industry and since 1979, when current management assumed control, has acquired 154 retail heating oil distributors. As a result, volumes sold increased from 59.4 million gallons in 1980 to 458.6 million gallons for the twelve months ended September 30, 1994, a compound annual growth rate of 16.0%. The Company is uniquely positioned to continue its strategy given the Company's acquisition expertise, reputation, access to capital, and the absence of competitors within the industry with a comparable combination of these attributes. Despite the Company's size, Petro estimates that its customer base represents only approximately 5% of the residential home heating oil customers in the Northeast.



    Petro acquires distributors in both new and existing markets, which distributors are integrated into the Company's branch system. Economies of scale are realized from these purchases through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. Due to its acquisition history, the Company is well known in the heating oil industry and is regularly contacted by potential sellers. In addition, the Company has become more proactive in identifying and contacting potential acquisition candidates. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to increase operational efficiency and to improve customer retention.



    The Company believes that the propane industry is an attractive complement to its heating oil business and that it possesses many similar industry and operating characteristics. Like the home heating oil industry, the propane industry is highly fragmented, consisting of over 2,600 independently owned and operated distributors. The Company intends to apply the acquisition and operating techniques it has successfully applied in the home heating oil industry to its propane operations.



    The Company's business, the sale of home heating oil and retail propane principally to residential customers, has been relatively stable primarily due to the following fundamental industry characteristics: (i) residential demand for heating oil and propane has been relatively unaffected by general economic conditions due to the non-discretionary nature of heating oil and propane purchases, (ii) homeowners have tended to remain with their traditional distributors of both products and (iii) loss of customers to other energy sources, primarily natural gas, has been low due to either the high cost of conversion from home heating oil or lack of availability of natural gas. While over short periods of time weather may cause variability in financial and operating results, the Company has typically been able to adjust gross profit margins and operating expenses to partially offset lower volumes associated with warmer winter temperatures. The Company historically has been able to pass through wholesale price increases in the cost of fuel oil to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory of home heating oil.


    As a result of the successful implementation of the Company's strategy, revenues have increased from $84.6 million in 1980 to $538.5 million in 1993, a compound annual growth rate of 15.3%. EBITDA has increased during such period from $3.6 million to $48.4 million, a compound annual growth rate of 22.2%. Similarly, NIDA has increased during such period from $2.9 million to $23.2 million, a compound annual growth rate of 17.2%. While EBITDA and NIDA should not be considered substitutes for net income as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are the principal bases upon which the Company evaluates its financial performance.


ACQUISITION OF STAR GAS CORPORATION

    In December 1993, the Company purchased a 29.5% equity interest in Star Gas for $16.0 million and acquired options to purchase the remaining equity interest. In connection with this investment, the Company entered into a management agreement with Star Gas wherein the Company agreed to provide Star Gas with executive, financial and managerial oversight services. This structure allowed the Company to limit its financial exposure until Star Gas was operationally restructured. In December 1994, the Company completed the acquisition of Star Gas for approximately $25.9 million, consisting of $3.8 million in cash and 2.5 million shares of the Company's Class A Common Stock.


    In connection with its initial investment in Star Gas, William Powers, a Vice President of Petro, became President of Star Gas. With the assistance of the Company's management, during the past year Star Gas restructured its operations through the sale of various non-core assets, including a trucking operation in Texas and underperforming propane operations in Texas and Georgia. Star Gas realized net proceeds of approximately $23.4 million from the sale of such assets, which assets generated EBITDA of $0.4 million for the year ended September 30, 1993. In addition, Star Gas began implementing its propane acquisition strategy with the purchase of two propane distributors with aggregate annual volume of 1.2 million gallons.



    Petro's net purchase price for Star Gas was $123.9 million, including Star Gas' debt and preferred stock. For the year ended September 30, 1994, Star Gas had EBITDA of $20.0 million.



RECENT DEVELOPMENTS



    Based upon preliminary unaudited results for the year ended December 31, 1994, Petro expects to report total sales of approximately $546.7 million with a volume of home heating oil and retail propane sold of approximately 456.7 million gallons. EBITDA and NIDA are expected to range from $54.7 million to $55.7 million and $26.3 million to $27.3 million, respectively. In addition, the Company anticipates a net loss ranging from $4.0 million to $5.0 million. Despite 1994 being approximately 1.5% warmer than 1993, attributable largely to the fourth quarter of 1994, EBITDA increased approximately 14.0% (based on the mid-point estimate) over 1993, due to higher home heating oil gross profit margins, volume expansion associated with Petro's acquisition program and the Company's operating cost control program.

                                  THE OFFERING



Class A Common Stock Offered
  By the Company.....................  2,500,000 shares
  By the Selling Stockholders          500,000 shares
    Total............................  3,000,000 shares
Common Stock Outstanding after the
  Common Stock Offering(1)
  Class A............................  22,480,097 shares
  Class B............................  25,963 shares
  Class C............................  2,597,519 shares

Debenture Offering...................  Concurrent with the Common Stock Offering, the Com-
                                       pany is offering $125 million aggregate principal
                                       amount of Debentures to the public. The Common Stock
                                       Offering is not contingent upon consummation of the
                                       Debenture Offering, and there can be no assurance
                                       that the Debenture Offering Offer will be
                                       consummated. See "Debenture Offering."

Use of Proceeds......................  The net proceeds to the Company from the Common
                                       Stock Offering and the Debenture Offering are
                                       estimated to be $20.8 million and $120.3 million,
                                       respectively. The Company intends to use
                                       approximately (i) $98.6 million of such proceeds to
                                       purchase $65.4 million of long-term debt of Star
                                       Gas, all outstanding shares of preferred stock of
                                       Star Gas not owned by Petro and 1,521,316 shares of
                                       the Company's Class A Common Stock which were issued
                                       to a third party in the Star Gas Acquisition, (ii)
                                       $4.0 million of such proceeds to repay working
                                       capital borrowings of Star Gas and (iii) $14.3
                                       million of such proceeds to redeem $12.8 million
                                       principal amount of notes of the Company. The
                                       balance of the net proceeds, approximately $24.2
                                       million, will be used for general corporate purposes
                                       and, until applied, will be used to reduce the
                                       amounts outstanding under the Company's acquisition
                                       and working capital facilities. See "Use of
                                       Proceeds."

Nasdaq Trading Symbol................  HEAT


- ------------


(1) Excludes 943,480 and 24,000 shares of Class A Common Stock and Class C Common Stock, respectively, issuable upon exercise of vested options which have not yet been exercised. Assumes that a portion of the proceeds of the Common Stock Offering are used to purchase 1,521,316 shares of Class A Common Stock. See "Use of Proceeds."

                                  SUMMARY DATA
                                 (IN THOUSANDS)


    The following tables present summary consolidated financial and operating data subsequent to the assumption of control by the Company's current management in 1979. Management's strategy is to maximize EBITDA and NIDA, rather than net income. Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following tables as they are the principal bases upon which the Company assesses its financial performance, compensates management and establishes dividends.

                                               OPERATING DATA:                                  OTHER DATA:
                             ---------------------------------------------------   -------------------------------------

                                                                                   GALLONS OF HOME
                                                     DEPRECIATION                    HEATING OIL
                                          GROSS           AND         NET INCOME     AND RETAIL
YEAR ENDED DECEMBER 31,      NET SALES    PROFIT    AMORTIZATION(1)     (LOSS)      PROPANE SOLD     EBITDA(2)   NIDA(3)
1980.......................  $  84,582   $ 11,938       $ 1,542        $  1,407         59,399        $ 3,581    $ 2,949
1981.......................    125,946     17,229         1,336           1,612         72,653          4,351      2,947
1982.......................    168,061     28,370         2,595           3,690        104,583          9,713      6,285
1983.......................    159,794     33,806         3,633           4,723        123,019         13,560      8,357
1984.......................    245,249     50,323         7,069           4,165        180,998         19,756     11,234
1985.......................    283,493     59,241        11,016           1,427        212,183         19,106     12,443
1986.......................    279,889     81,843        15,131           4,116        255,319         30,274     19,247
1987.......................    354,508     96,444        20,782             194        317,380         30,557     20,976
1988.......................    462,150    133,601        27,151           1,565        414,535         44,470     28,717
1989.......................    541,521    139,343        32,093          (4,287)       449,040         40,076     27,573
1990.......................    567,414    132,383        36,313         (29,267)       398,989         26,307      4,639
1991.......................    523,243    144,471        35,575         (16,562)       385,557         40,036     15,744
1992.......................    512,430    161,489        34,394          (4,389)       423,354         51,325     27,721
1993.......................    538,526    171,717        34,664          (8,431)       443,487         48,437     23,176

TWELVE MONTHS ENDED
SEPTEMBER 30, 1994
Actual(4)..................    546,434    184,752        31,696           2,128        458,563         58,745     32,031
Pro Forma(4)(5)............    696,223    256,302        43,611           5,556        584,807         86,897     46,130


BALANCE SHEET DATA:

                                                                           AT SEPTEMBER 30, 1994
                                                                         --------------------------
                                                                          ACTUAL     AS ADJUSTED(6)

Cash..................................................................   $ 17,055       $ 39,518
Working capital.......................................................      8,357         33,629
Total assets..........................................................    234,138        389,124
Total long-term debt..................................................    219,084        334,034
Redeemable preferred stock (excluding current maturities).............     16,666         16,666
Stockholders' equity (deficiency).....................................    (84,568)       (56,754)


- ------------------------

(1) Depreciation and amortization includes depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges.



(2) EBITDA means operating income before depreciation, amortization and other non-cash charges.



(3) NIDA means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.



(4) Temperatures for the twelve months ended September 30, 1994 were approximately 3.0% colder than normal (on a degree-day basis).



(5) The pro forma operating data and other data for the twelve months ended September 30, 1994 represent the historical financial data derived from the Company's financial statements for the twelve months ended September 30, 1994, adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the pro forma operating and other data in the event that the Debenture Offering is not consummated.



(6) As adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions and the Offerings; provided, however, that the as adjusted data include approximately $24.2 million of cash, working capital and total assets provided by the Offerings that is not required for the stated uses. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the balance sheet data as adjusted in the event that the Debenture Offering is not consummated.

                                  THE COMPANY


    Petroleum Heat and Power Co., Inc. is the largest retail distributor of home heating oil (#2 fuel oil) in the United States and, with the Star Gas Acquisition, is the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. Star Gas had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.



    The home heating oil industry is large, highly fragmented and undergoing consolidation, with approximately 3,700 independently owned and operated home heating oil distributors in the Northeast. Petro is the principal acquiror in this industry and since 1979, when current management assumed control, has acquired 154 retail heating oil distributors. As a result, volumes sold increased from 59.4 million gallons in 1980 to 458.6 million gallons for the twelve months ended September 30, 1994, a compound annual growth rate of 16.0%. The Company is uniquely positioned to continue its strategy given the Company's acquisition expertise, reputation, access to capital, and the absence of competitors within the industry with a comparable combination of these attributes. Despite the Company's size, Petro estimates that its customer base represents only approximately 5% of the residential home heating oil customers in the Northeast.



    Petro acquires distributors in both new and existing markets, which distributors are integrated into the Company's branch system. Economies of scale are realized from these purchases through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. Due to its acquisition history, the Company is well known in the heating oil industry and is regularly contacted by potential sellers. In addition, the Company has become more proactive in identifying and contacting potential acquisition candidates. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to increase operational efficiency and to improve customer retention.


    The Company believes that the propane industry is an attractive complement to its heating oil business and that it possesses many of the same industry and operating characteristics. Like the home heating oil industry, the propane industry is highly fragmented, consisting of over 2,600 independently owned and operated distributors. The Company intends to apply the acquisition and operating techniques it has successfully applied in the home heating oil industry to its propane operations.


    The Company's business, the sale of home heating oil and retail propane principally to residential customers, has been relatively stable primarily due to the following fundamental industry characteristics: (i) residential demand for heating oil and propane has been relatively unaffected by general economic conditions due to the non-discretionary nature of heating oil and propane purchases, (ii) homeowners have tended to remain with their traditional distributors of both products and (iii) loss of customers to other energy sources, primarily natural gas, has been low due to either the high cost of conversion from home heating oil or lack of availability of natural gas. While over short periods of time weather may cause variability in financial and operating results, the Company has typically been able to adjust gross profit margins and operating expenses to partially offset lower volumes associated with warmer winter temperatures. The Company historically has been able to pass through wholesale price increases in the cost of fuel oil to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory of home heating oil.


    The Company is a Minnesota corporation. Its principal executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902 and its telephone number is (203) 325-5400. The Company operates directly and through its subsidiaries in fifteen states and the District of Columbia.

                                  RISK FACTORS


    Investors should carefully consider the factors set forth below as well as the other information set forth in this Prospectus before purchasing the Class A Common Stock offered hereby.


SENSITIVITY TO WEATHER; SEASONALITY


    Because the Company's business is directly related to heating, weather patterns during the winter months can have a material effect on the Company's sales of heating oil and propane. Although temperature levels for the heating season have been relatively stable over time, variations can occur from time to time, and warmer than normal weather will adversely affect the Company's results, while colder than normal weather will favorably affect the Company's results. For the twelve months ended September 30, 1994, temperatures were approximately 3.0% colder (on a degree-day basis) than normal, while for the year ended December 31, 1994, temperatures were approximately 3.2% warmer (on a degree-day basis) than normal. Degree days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. There can be no assurance that average temperatures in future years will not be above the historical average.


    The seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its volume of home heating oil in the first quarter and 30% of its volume of home heating oil in the fourth quarter of each year. Similarly, the Company sells approximately 35% of its annual volume of propane in each of the first and fourth calendar quarters. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September.


LEVERAGE



    At September 30, 1994 (after giving effect to the Pro Forma Adjustments), the Company would have had outstanding an aggregate of $334.0 million of long-term debt and stockholders' deficiency of $56.8 million. Of such long-term debt, $3.2 million, $3.0 million and $2.9 million in principal amount will mature in 1995, 1996 and 1997, respectively. In addition, approximately $4.2 million of the Company's 1989 Cumulative Redeemable Exchangeable Preferred Stock (the "Redeemable Preferred Stock") is subject to mandatory redemption each year through 1999. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for subordinated notes due August 1, 1999, subject to meeting certain debt incurrence tests. See "Capitalization." In addition, the Company may incur further indebtedness from time to time to finance expansion, either through capital expenditures or acquisitions, or for other general corporate purposes.


COMPETITION FROM ALTERNATE ENERGY SOURCES

    In all of its markets, the Company competes for customers with suppliers of alternate energy products, principally natural gas and electricity. Over the past five years, conversions by the Company's home heating oil customers from fuel oil to other sources, primarily natural gas, have averaged approximately 1% per annum of the homes served by the Company. This rate of conversion is largely a function of the cost of replacing an oil-fired heating system with one that uses natural gas and the relative retail prices of fuel oil and natural gas. During 1980 and 1981, when there were government controls on the price of natural gas, and for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's home heating oil customers converted to gas at approximately a 2% annual rate as oil prices increased relative to the price of natural gas. However, beginning in the spring of 1991 through September 1994, gas conversions by the Company's home heating oil customers returned to their approximate 1% historical annual rate as the prices for the two products returned to parity. As fuel oil and propane are less expensive heating sources than electricity, the Company believes that an insignificant number of its customers switch to electric heat from oil heat or propane. See "Business-- Fundamental Characteristics."

    Because of the significant cost advantage of natural gas over propane, propane is generally not competitive with natural gas in those areas where natural gas is readily available. The expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that previously depended upon propane. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and therefore competes effectively with electricity. Although propane and fuel oil have similar applications, propane and fuel oil have generally developed distinct markets. Given the cost of conversion from propane to home heating oil, consumers will only convert their heating systems when there is a significant price advantage of home heating oil as compared to propane. See "Business--Fundamental Characteristics."

COMPETITION FOR NEW RETAIL CUSTOMERS

    The Company's businesses are highly competitive. The Company's fuel oil division competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price.

    Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a 24-hour per day basis, which tends to build customer loyalty. Long-standing customer relationships are also typical to the retail propane industry. Retail propane customers generally lease their storage tanks from their suppliers. The lease terms and, in most states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane on the basis of minor variations in price.

    As a result of, among others, the factors noted above, the Company's fuel oil and propane divisions may experience difficulty in acquiring new retail customers due to existing relationships between potential customers and other home heating oil or propane distributors. In addition, in certain instances, homeowners have formed buying cooperatives which seek to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. To date, these buying groups have not had a material impact on the Company's fuel oil operations.

GROWTH DEPENDENT UPON ACQUISITIONS


    In recent years, demand for home heating fuel has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, the size of the home heating oil market is likely to be stagnant and may even decline in the future. The Company's growth in the past decade has been directly tied to the success of its acquisition program, and its future growth will depend on its ability to continue to identify and successfully consummate acquisitions.



    The Company loses approximately 90% of home heating oil customers acquired in an acquisition within the first six years following an acquisition; however, approximately 35% of the Company's customer losses are as a result of homeowners moving. The Company, through its marketing program, is able to retain approximately 60% of such homes. As a result, the Company's actual net loss of home heating oil customers has averaged approximately 4% per annum over the past five years, as the loss of such purchased customers has been partially offset by new customers obtained through internal marketing. However, there can be no assurance that the Company will be able to maintain or reduce this average home heating oil customer attrition rate in the future.

    The retail propane industry is mature with only limited growth in total demand for the product foreseen. Based on information available from the Energy Information Administration, the Company believes the overall demand for propane has remained relatively constant over the past several years, with year-to-year industry volumes being impacted primarily by weather patterns. Therefore, the ability of the Company's propane division to grow will be heavily dependent on its ability to acquire other distributors. Unlike the home heating oil industry, where the Company believes it has an advantage over other potential buyers and has established a reputation for making acquisitions, the Company has only limited experience in the propane industry and, in making acquisitions, will have to compete with other larger, well-financed companies.


    There is no assurance that the Company will be able to continue to identify new acquisitions or that it will have the access to capital necessary to consummate such acquisitions. As occurred in 1990 and 1991, warm winter weather can adversely affect the Company's operating and financial results which, in turn, may limit the Company's access to capital and its acquisition activities.

RECENT NET LOSSES


    The Company incurred net losses in 1991, 1992 and 1993 of $16.6 million, $4.4 million and $8.4 million, respectively, primarily as a result of the amortization expense associated with the numerous acquisitions consummated since 1980. In connection with each acquisition of a home heating oil distributor, the Company has amortized for book purposes 90% of the amount allocated to customer lists over a six-year period and the balance over a 25-year period. In addition, the Company depreciates fixed assets on average over an eight year period. The aggregate amortization of customer lists and deferred charges and depreciation and amortization of property and equipment in 1991, 1992 and 1993 amounted to $35.6 million, $34.4 million and $34.7 million, respectively. Management's strategy is to maximize EBITDA and NIDA, rather than net income, and net losses may continue in the near term. Continued net losses could adversely affect the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Overview."


SUPPLY OF HOME HEATING OIL AND PROPANE

    Home heating oil and propane are available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Company purchases home heating oil and propane from a variety of suppliers pursuant to supply contracts or on the spot market. While there can be no assurance that there will be no foreign crude oil disruptions which may adversely affect the Company's home heating oil business, past disruptions have affected the price, but not the availability, of home heating oil to the Company. The Company's heating oil division historically has been able to pass through wholesale price increases to its customers and has minimized inventory risk by maintaining an average of no more than a ten day inventory. However, there can be no assurance that the Company will be able to pass on such increases in the future. The Company intends to minimize inventory risk in its propane division by adopting inventory policies similar to those in its heating oil division.

CONSERVATION AND TECHNOLOGY

    The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has caused a decline in demand for home heating oil by retail customers and has slowed the growth of demand for propane by retail customers. Although the Company believes that current oil prices have resulted in decreased incentive to conserve and that most conservation efforts have already been implemented, the Company cannot predict the impact of future conservation measures. The Company is also unable to predict the effect that any technological advances in heating, conservation, energy generation or other devices might have on the Company's operations.

OPERATING RISKS OF PROPANE BUSINESS


    In its propane division, the Company is subject to operating risks incidental to handling, storing and transporting propane, which is a highly explosive liquid. The Company maintains insurance which it believes is adequate to protect it from potential future claims for personal injury and property damage, subject to deductibles which the Company believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Company from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices. The Company believes that there are no known contingent claims or uninsured claims that are likely to have a material adverse effect on the results of operations or financial condition of the Company. The occurrence of an event not fully covered by insurance could have a material adverse effect on the results of operations and financial position of the Company.


DEPENDENCE ON KEY PERSON

    The Company is dependent on the continued services of its President, Irik P. Sevin, principally in its acquisition program. If Mr. Sevin were no longer to serve as an employee of the Company, the Company's prospects for future growth could be adversely affected. The Company does not maintain key man life insurance with respect to Mr. Sevin.


EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE



    Sales or the availability for sale of a substantial number of shares of Class A Common Stock in the public market following the Common Stock Offering could adversely affect the market price of Class A Common Stock and may also affect the Company's ability to raise capital.


CONTROL BY PRINCIPAL STOCKHOLDERS


    The directors of the Company and certain affiliated parties own 100% of the Class C Common Stock. In addition, the directors will own 26.3% of the Class A Common Stock of the Company after giving effect to the Common Stock Offering. Each share of Class A Common Stock is entitled to one vote per share and each share of Class C Common Stock is entitled to ten votes per share. The shares of Class C Common Stock owned by the directors and such affiliated parties will represent, in the aggregate, 53.6% of the voting power of all of the outstanding shares of Common Stock after giving effect to the Common Stock Offering. Consequently, the directors will have the ability to control the business and affairs of the Company by virtue of their ability to elect a majority of the Company's board of directors and by virtue of their voting power with respect to other actions requiring stockholder approval.


STOCKHOLDERS' DEFICIENCY AND DIVIDEND POLICY


    At September 30, 1994, the Company's stockholders' deficiency was $84.6 million. This deficiency resulted from the net losses in prior periods and the Company's policy of paying cash dividends based on NIDA rather than net income. The Company's present policy is to pay dividends on its Common Stock at an annual rate of at least 30% of NIDA. To the extent that the Company continues to pay such dividends and to incur net losses, the stockholders' deficiency will continue to increase. Under Minnesota law, the Company is prohibited from paying dividends to its shareholders if the Company is unable to pay its debts in the ordinary course of business after making such payment. Although the Company fully expects in the future to be able to pay all its debts in the ordinary course of business, if it were determined by a court that the Company nevertheless paid dividends at a time when it was unable to pay its debts when due, an unpaid creditor might be able to recover some or all such dividends from the Company's shareholders if the court were to find that the Company paid such dividends with the intent to hinder, delay or defraud creditors. See "Dividend Policy."

MINNESOTA ANTI-TAKEOVER PROVISIONS

    Minnesota law requires approval by a majority vote of the shareholders of the Company prior to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party or certain cash offers approved by a committee of disinterested directors) resulting in the beneficial ownership by such acquiring person of 20% or more of the voting stock then outstanding. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares. In addition, Minnesota law generally prohibits any business combination by the Company with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date. These provisions may have the effect of delaying, deferring and preventing a change of control of the Company.

                               DEBENTURE OFFERING



    Concurrent with the Common Stock Offering, the Company is offering $125
million aggregate principal amount of its       % Subordinated Debentures due
2005. The Common Stock Offering and the Debenture Offering are not contingent upon each other and there can be no assurance that the Debenture Offering will be consummated.



    Under the terms of the Indenture relating to the Debentures, the Company generally may not pay any dividend or make any distribution on its capital stock if the amount expended for such purpose exceeds the sum of (a) 50% of the aggregate Cash Flow (as defined) of the Company and (b) the aggregate net proceeds, including the fair value of property other than cash, received by the Company from the issue or sale of capital stock of the Company. See "Dividend Policy." The Indenture also contains covenants relating to the maintenance of corporate existence, timely payment of taxes, preservation of the Company's assets, engaging in other businesses, limitations on funded debt, mergers, consolidations, sales of assets and transactions with affiliates.


                                USE OF PROCEEDS


    The net proceeds to the Company of the Common Stock Offering are estimated to be approximately $20.8 million ($24.6 million if the Underwriters' over-allotment option is exercised in full and all of the over-allotment shares are sold by the Company), assuming a public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds from the sale of the Debentures are estimated to be approximately $120.3 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately (i) $98.6 million of such proceeds to purchase $65.4 million of long-term debt of Star Gas, all outstanding shares of preferred stock of Star Gas not owned by Petro and 1,521,316 shares of the Company's Class A Common Stock which were issued to a third party in the Star Gas Acquisition, (ii) $4.0 million of such proceeds to repay working capital borrowings of Star Gas and (iii) $14.3 million of such proceeds to redeem $12.8 million principal amount of notes of the Company. The balance of the net proceeds, approximately $24.2 million, will be available to the Company for general corporate purposes and, until applied, will be used to reduce the amounts outstanding under the Company's acquisition and working capital facilities.



    The Star Gas long-term debt to be purchased has a weighted average interest rate of 10.3%, a weighted average maturity of 4.6 years at September 30, 1994 and a final maturity of August 28, 2001. The notes of the Company to be redeemed bear interest at a floating rate equal to LIBOR plus 9.28% (15.34% at January 1, 1995) and mature on March 1, 2000. The Star Gas working capital borrowings currently bear interest at 8.75%.



    In the event that the Debenture Offering is not consummated, the Company would use approximately $13.5 million of the net proceeds of the Common Stock Offering to repurchase 1,521,316 shares of its Class A Common Stock which were issued to a third party in the Star Gas Acquisition, and would use the balance for general corporate purposes. The Company currently does not have an agreement, however, to repurchase such shares if it does not also purchase the $65.4 million of Star Gas' long-term debt. If the Debenture Offering is not consummated and the Company is unable to reach an acceptable agreement to repurchase such shares, the Company would use approximately $14.3 million of the net proceeds of the Common Stock Offering to redeem $12.8 million principal amount of notes of the Company, and would use the balance for general corporate purposes.

                                    DILUTION

    The deficiency in net tangible book value of the Company at September 30, 1994 was $187.4 million or $8.69 per share of Common Stock then outstanding. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less liabilities and the liquidation preferences of the Redeemable Preferred Stock and Class B Common Stock) by the number of outstanding shares of Common Stock. After giving effect to the Pro Forma Adjustments described in the Pro Forma Financial Statements, the pro forma deficiency in net tangible book value of Common Stock at September 30, 1994 would have been $186.3 million or $7.44 per share. This represents an immediate increase in net tangible book value of $1.25 per share to present holders of Common Stock and an immediate dilution of net tangible book value of $16.44 per share to purchasers of shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed public offering price..............................            $ 9.00
Deficiency in net tangible book value per share at
  September 30, 1994.......................................   $8.69
Increase per share attributable to the Offerings and
  Pro Forma Adjustments....................................    1.25
                                                              -----
Pro forma deficiency in net tangible book value per share
  after the Pro Forma Adjustments..........................              7.44
                                                                       ------
Dilution to new investors..................................            $16.44
                                                                       ------
                                                                       ------

                          PRICE RANGE OF COMMON STOCK

    The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "HEAT." The high and low per share price of the Class A Common Stock and dividends declared on the Class A Common Stock since the initial public offering of the Class A Common Stock on July 29, 1992 were as follows:


                                              PRICE RANGE
                                               OF COMMON
                                                 STOCK
                                             ---------------           DIVIDENDS DECLARED
                                             HIGH        LOW               PER SHARE
YEAR ENDED DECEMBER 31, 1992:

3rd Quarter...............................   $ 12 3/4    $ 10 1/2           $ 0.0703

4th Quarter...............................     12 5/8      10 1/4             0.1125

YEAR ENDED DECEMBER 31, 1993:

1st Quarter...............................   $ 10 3/4    $  8 1/4           $ 0.1125

2nd Quarter...............................     11 1/4       8 1/4             0.1375

3rd Quarter...............................      9           7 3/4             0.1375
4th Quarter...............................     10           7                 0.1375

YEAR ENDED DECEMBER 31, 1994:

1st Quarter...............................    $ 9 1/4    $  8 1/8           $ 0.1375

2nd Quarter...............................      8 5/8       6 3/4             0.1375

3rd Quarter...............................      9 1/2       6 5/8             0.1375

4th Quarter...............................      9 1/4       8 1/4             0.1375

YEAR ENDED DECEMBER 31, 1995:

1st Quarter (through January 10, 1995)....   $  9 1/4    $  8 5/8




    The last sale price of the Class A Common Stock on January 10, 1995 was $8 5/8 per share. As of December 20, 1994, the Company had 111 shareholders of record of its Class A Common Stock.



    The Company's Class B Common Stock and Class C Common Stock currently are not listed on a national exchange, and there is no established public trading market for the Class B or Class C Common Stock.

                                DIVIDEND POLICY


    One of Petro's primary financial objectives is to pay dividends on its Common Stock and to increase such dividends to reflect improvements in the Company's financial performance. Pursuant to this objective, the Company has recently adopted a policy of paying annual dividends of at least 30% of NIDA. It is also the Company's objective to have consistency in dividends. As a result, the Company will not necessarily increase or decrease dividends based on what it considers to be temporary increases or decreases in NIDA.



    The Company is currently paying quarterly dividends on its Class A and Class C Common Stock at an annual rate of $0.55 per share. The Company has historically paid dividends on January 2, April 1, July 1 and October 1 of each year. It is expected that the Company's next dividend will be paid on April 1, 1995 to shareholders of record on March 15, 1995.



    The Company reviews its dividend policy from time to time in light of the Company's results of operations, financial condition, capital needs, future projects and other facts deemed relevant by the Board of Directors. While the Board of Directors may vary the dividend policy to reduce or eliminate dividends, the approval of the Class C Common Stockholders is required to reduce dividends lower than the level established by a shareholders' agreement among the Class C Common Stockholders.



    From 1989 to 1993, the Company had no current earnings and profits for federal income tax purposes. Since the Company had no accumulated earnings and profits at the end of these years, dividends paid were treated as returns of capital to the extent of the recipient's adjusted basis in the stock, and not as taxable dividends to recipients. Future dividends will be treated as returns of capital to the extent such dividends do not exceed a recipient's adjusted basis in the stock, or, in any other case, as gain from the sale or exchange of property (which gain would be long-term capital gain provided the stock is held as a capital asset for more than one year), to the extent that the Company has neither current nor accumulated earnings and profits in the years such dividends are paid or that dividends paid in a particular year are in excess of current or accumulated earnings and profits in that year.



    Under the terms of the Company's currently outstanding indebtedness, the Company generally may not pay any dividend nor make a distribution on its capital stock if the amount expended for such purpose exceeds the sum of (a) 50% of the aggregate Cash Flow (as defined) of the Company and (b) the aggregate net proceeds, including the fair value of property other than cash, received by the Company from the issue or sale of capital stock of the Company. Under the most restrictive of these restrictions, and after giving effect to the Pro Forma Adjustments (assuming the receipt of $20.8 million of net proceeds from the Common Stock Offering and the application of approximately $13.5 million of such net proceeds to repurchase 1,521,316 shares of Class A Common Stock), $39.9 million would have been available as of September 30, 1994 for dividends or distributions in respect of the Company's capital stock.


    The Company may pay dividends on the Class A Common Stock and Class C Common Stock only upon paying all current and cumulative dividends on the Redeemable Preferred Stock. The Company has paid all current and cumulative dividends on such stock. The Company believes that it has sufficient liquidity to meet all dividend requirements on the Redeemable Preferred Stock and to pay dividends on the Class A Common Stock and the Class C Common Stock in accordance with its dividend policy as set forth above.

    While many states have statutes requiring that dividends may be paid only out of certain forms of "surplus," this is not the case under Minnesota law. Minnesota law provides that a corporation may make a distribution to its shareholders if the board of directors determines, in good faith, that the corporation is able to pay its debts in the ordinary course of business after making the distribution. The Company has always paid its debts in the ordinary course of its business and expects to be able to do so in the future. Accordingly, the Minnesota restriction should not have any material adverse effect on the Company's ability to pay dividends in accordance with the Company's dividend policy.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at September 30, 1994, as adjusted to give effect to the Star Gas Acquisition and the Heating Oil Acquisitions (as defined in the Pro Forma Financial Statements), and as further adjusted to give effect to the Offerings and the use of proceeds therefrom as described under "Use of Proceeds." See the Pro Forma Financial Statements contained elsewhere herein for the capitalization of the Company if the Debenture Offering is not consummated.


                                                                        AT SEPTEMBER 30, 1994
                                                                --------------------------------------
                                                                                            AS FURTHER
                                                                 ACTUAL      AS ADJUSTED     ADJUSTED

                                                                        (DOLLARS IN THOUSANDS)
Short-term obligations:
  Working capital borrowings(1) .............................   $      --    $     4,000    $       --
  Current maturities of long-term debt.......................          33            800           800
  Current maturities of redeemable preferred stock(2)........       4,167          4,167         4,167
                                                                ---------    -----------    ----------
        Total short-term obligations.........................   $   4,200    $     8,967    $    4,967
                                                                ---------    -----------    ----------
                                                                ---------    -----------    ----------

Long-term debt:
  Senior notes...............................................   $  42,632    $    42,632    $   36,250
  Other senior long-term debt(1).............................       8,820         11,533        11,533
  % Subordinated Debentures..................................          --             --       125,000
  Subordinated notes.........................................      42,632         42,632        36,251
  10 1/8% Subordinated Notes.................................      50,000         50,000        50,000
  9 3/8% Subordinated Debentures.............................      75,000         75,000        75,000
  Debt of Star Gas(3)........................................          --         65,350            --
                                                                ---------    -----------    ----------
        Total long-term debt.................................     219,084        287,147       334,034

Redeemable preferred stock:
  Cumulative Redeemable Exchangeable Preferred Stock, 409,722
    shares authorized, 208,332 shares outstanding, of which
      41,667 are reflected as current(2).....................      16,666         16,666        16,666
Preferred stock of Star Gas..................................          --         19,722            --

Stockholders' equity (deficiency):
  Preferred stock, 5,000,000 shares authorized, none
    outstanding..............................................          --             --            --
  Class A Common Stock, 40,000,000 shares authorized,
    18,992,579, 21,482,205 and 22,460,889 shares
    outstanding(4)...........................................       1,899          2,148         2,246
  Class B Common Stock, 6,500,000 shares authorized, 25,963
    shares outstanding.......................................           3              3             3
  Class C Common Stock, 5,000,000 shares authorized,
    2,545,139 shares outstanding(4)..........................         255            255           255
  Additional paid-in capital.................................      51,094         72,941        80,141
  Deficit(5).................................................    (132,005)      (132,005)     (133,585)
  Note receivable from stockholder...........................      (1,280)        (1,280)       (1,280)
  Minimum pension liability adjustment.......................      (4,534)        (4,534)       (4,534)
                                                                ---------    -----------    ----------
        Total stockholders' equity (deficiency)..............     (84,568)       (62,472)      (56,754)
                                                                ---------    -----------    ----------
        Total capitalization.................................   $ 151,182    $   261,063    $  293,946
                                                                ---------    -----------    ----------
                                                                ---------    -----------    ----------


                                                   (Footnotes on following page)

(Footnotes for preceding page)

- -----------------------


(1) The Company has available under an amended and restated credit agreement dated as of August 1, 1994 (the "Credit Agreement") a $140 million credit facility, consisting of a $75 million working capital commitment, a $50 million revolving credit facility which is available for acquisitions and a $15 million letter of credit facility. No borrowings were outstanding under the Credit Agreement at September 30, 1994. At January 11, 1995, $24.0 million was outstanding under the acquisition facility of the Credit Agreement.


(2) 41,667 shares of Redeemable Preferred Stock are subject to mandatory redemption in each of 1995 through 1999. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for 1999 Notes, subject to meeting certain debt incurrence tests.


(3) Consists of the debt to be purchased with the proceeds of the Offerings: the 11.56% Senior Notes, the 12.625% Senior Subordinated Notes, the Senior Reset Term Notes and borrowings under a term loan agreement.



(4) Does not include 19,208 shares of Class A Common Stock or 52,380 shares of Class C Common Stock issued on November 30, 1994 as the result of an exercise of stock options held by the estate of Malvin P. Sevin.



(5) The Company will record an extraordinary loss upon early retirement of the debt to be purchased with the proceeds of the Offerings. If the Offerings had occurred on September 30, 1994, the Company would have recorded an approximate $1.6 million extraordinary loss.

                       SELECTED FINANCIAL AND OTHER DATA


    The following table sets forth selected financial and other data of the Company and should be read in conjunction with the more detailed financial statements included elsewhere in this Prospectus. The financial data at the end of and for each of the years in the five year period ended December 31, 1993 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The financial data at September 30, 1994 and for the nine month periods ended September 30, 1993 and September 30, 1994 are derived from the unaudited consolidated financial statements of the Company but include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The pro forma financial data for the year ended December 31, 1993 and for the nine months ended September 30, 1994 are derived from the historical consolidated financial statements of the Company. The Company typically generates net income and NIDA in the quarters ending in March and December and experiences net losses and negative NIDA during the non-heating season quarters ending in June and September; thus the results for interim periods are not indicative of the results that may be obtained for the entire fiscal year. Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following table as they are the bases upon which the Company assesses its financial performance, compensates management and establishes dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Pro Forma Financial Statements included elsewhere in this Prospectus.


                                                                                                    NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                             -------------------------------------------------------------------   -------------------
                                                                                    PRO FORMA(1)
                               1989       1990       1991       1992       1993         1993         1993       1994
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.................  $541,521   $567,414   $523,243   $512,430   $538,526     $716,072     $377,384   $385,291
 Cost of sales.............   402,178    435,031    378,772    350,941    366,809      465,295      262,368    257,240
                             --------   --------   --------   --------   --------   ------------   --------   --------
     Gross profit..........   139,343    132,383    144,471    161,489    171,717      250,777      115,016    128,051
 Operating expenses........    99,267    106,076    104,435    110,165    123,280      173,777       89,180     91,907
 Amortization of customer
   lists and deferred
charges....................    26,966     30,517     30,025     28,859     28,731       35,440       22,373     19,467
 Depreciation and
   amortization of plant
and equipment..............     5,127      5,796      5,550      5,534      5,933       13,142        4,368      4,308
 Impairment of long-lived
assets.....................     --         --         --         --         --          33,913        --         --
 Provision for supplemental
   benefit.................     --         --         --         1,974        264          264          193        210
                             --------   --------   --------   --------   --------   ------------   --------   --------
     Operating income
      (loss)...............     7,983    (10,006)     4,461     14,957     13,509       (5,759)      (1,098)    12,159
 Interest expense, net.....    17,915     20,900     20,728     18,622     20,508       36,257       15,147     16,721
 Other income (expense),
   net.....................     2,568       (228)       (45)      (324)      (165)        (165)         (29)        84
 Share of loss of Star
   Gas.....................     --         --         --         --         --          --            --        (1,243)
                             --------   --------   --------   --------   --------   ------------   --------   --------
 Income (loss) before
   income taxes and
   extraordinary item......    (7,364)   (31,134)   (16,312)    (3,989)    (7,164)     (42,181)     (16,274)    (5,721)
 Income taxes (benefit)....    (3,077)    (1,867)       250        400        400          580          218        425
                             --------   --------   --------   --------   --------   ------------   --------   --------
 Income (loss) before
   extraordinary item......    (4,287)   (29,267)   (16,562)    (4,389)    (7,564)     (42,761)     (16,492)    (6,146)
 Extraordinary item........     --         --         --         --          (867)      --             (867)      (654)
                             --------   --------   --------   --------   --------   ------------   --------   --------
     Net income (loss).....  $ (4,287)  $(29,267)  $(16,562)  $ (4,389)  $ (8,431)    $(42,761)    $(17,359)  $ (6,800)
                             --------   --------   --------   --------   --------   ------------   --------   --------
                             --------   --------   --------   --------   --------   ------------   --------   --------
     Net income (loss)
      applicable to Common
Stock......................  $ (4,287)  $(30,624)  $(19,855)  $ (8,842)  $(11,798)    $(46,128)    $(20,726)  $(10,141)
                             --------   --------   --------   --------   --------   ------------   --------   --------
                             --------   --------   --------   --------   --------   ------------   --------   --------
 Net income (loss) per
   common share
   Class A Common Stock....  $  (0.77)  $  (2.81)  $  (1.64)  $  (0.81)  $  (0.57)    $  (1.85)    $  (0.98)  $  (0.48)
   Class B Common Stock....      1.83       1.70       0.31       1.14       1.88         1.88         1.41       1.10
   Class C Common Stock....     (0.77)     (2.81)     (1.64)     (0.81)     (0.57)       (1.85)       (0.98)     (0.48)
 Weighted average number of
   common shares
   outstanding:
   Class A Common Stock....    10,181     10,181     10,181     12,854     18,993       22,460       18,993     18,993
   Class B Common Stock....     3,034      3,034      3,034      2,447        217          217          217        196
   Class C Common Stock....     2,545      2,545      2,545      2,545      2,545        2,545        2,545      2,545


                             PRO FORMA(1)
                                 1994
STATEMENT OF OPERATIONS
 DATA:
 Net sales.................    $486,790
 Cost of sales.............     309,501
                             ------------
     Gross profit..........     177,289
 Operating expenses........     123,293
 Amortization of customer
   lists and deferred
charges....................      23,009
 Depreciation and
   amortization of plant
   and equipment...........       9,375
 Impairment of long-lived
assets.....................      --
 Provision for supplemental
   benefit.................         209
                             ------------
     Operating income
      (loss)...............      21,403
 Interest expense, net.....      26,197
 Other income (expense),
   net.....................         209
 Share of loss of Star
   Gas.....................      --
                             ------------
 Income (loss) before
   income taxes and
   extraordinary item......      (4,585)
 Income taxes (benefit)....         643
                             ------------
 Income (loss) before
   extraordinary item......      (5,228)
 Extraordinary item........      --
                             ------------
     Net income (loss).....    $ (5,228)
                             ------------
                             ------------
     Net income (loss)
      applicable to Common
      Stock................    $ (8,569)
                             ------------
                             ------------
 Net income (loss) per
   common share
   Class A Common Stock....    $  (0.35)
   Class B Common Stock....        1.10
   Class C Common Stock....       (0.35)
 Weighted average number of
   common shares
   outstanding:
   Class A Common Stock....      22,460
   Class B Common Stock....         196
   Class C Common Stock....       2,545

                                                                                                     NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                             ---------------------------------------------------------------   ------------------------------
                                                                                      PRO                              PRO
                                                                                    FORMA(1)                         FORMA(1)
                               1989       1990       1991       1992       1993       1993       1993       1994       1994
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
 EBITDA(2).................  $ 40,076   $ 26,307   $ 40,036   $ 51,325   $ 48,437   $ 77,000   $ 25,836   $ 36,144   $ 53,996
 NIDA(3)...................    27,573      4,639     15,744     27,721     23,176     36,677      7,025     15,880     24,820
 Gallons of home heating
   oil and retail propane
sold.......................   449,040    398,989    385,557    423,354    443,487    579,221    307,247    322,323    417,142
 Cash dividends declared
   per common share:
   Class A Common Stock....  $   0.16   $   0.08   $  --      $   0.18   $   0.53   $   0.53   $   0.39   $   0.41   $   0.41
   Class B Common Stock....      1.83       1.70       0.31       1.14       1.88       1.88       1.41       1.10       1.10
   Class C Common Stock....      0.16       0.08      --          0.18       0.53       0.53       0.39       0.41       0.41


                                                                                                     AT SEPTEMBER 30, 1994
                                                                AT DECEMBER 31,                      ----------------------
                                              ----------------------------------------------------                  AS
                                                1989       1990       1991       1992       1993      ACTUAL    ADJUSTED(4)
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash.......................................  $  3,210   $  5,529   $  2,907   $  3,860   $ 24,614   $ 17,055    $   39,518
 Working capital (deficiency)...............    13,544     (5,520)   (12,038)    (6,744)    16,694      8,357        33,629
 Total assets...............................   286,435    260,665    220,010    252,783    256,589    234,138       389,124
 Total long-term debt.......................   143,988    146,193    141,830    135,058    185,311    219,084       334,034
 Redeemable preferred stock (excluding
   current maturities)......................    10,000     25,000     30,023     37,718     20,883     16,666        16,666
 Stockholders' equity (deficiency)..........    (3,287)   (40,087)   (61,444)   (33,917)   (61,964)   (84,568)      (56,754)


- ---------------------


(1) The pro forma statement of operations and other data represent the historical data derived from the Company's financial statements, adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the pro forma statement of operations and other data in the event that the Debenture Offering is not consummated.


(2) EBITDA means operating income before depreciation, amortization and other non-cash charges.

(3) NIDA means net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.


(4) As adjusted to give effect to the Pro Forma Adjustments, including the Heating Oil Acquisitions, the Star Gas Transactions and the Offerings; provided, however, that the as adjusted data include approximately $24.2 million of cash, working capital and total assets provided by the Offerings that is not required for the stated uses. See the Pro Forma Financial Statements contained elsewhere herein for more detailed information, including the balance sheet data as adjusted in the event that the Debenture Offering is not consummated.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

    In analyzing the Company's results, investors should consider the Company's active acquisition program, the rapid rate of amortization of customer lists purchased in heating oil acquisitions, the seasonal nature of the demand for residential heating and the general ability of heating oil and propane distributors to pass on variations in wholesale costs to their customers. Therefore, although net income (loss) calculated in accordance with generally accepted accounting principles is generally considered by investors to be an indicator of operating performance, management believes that in evaluating the Company's results, two additional measures should be considered to supplement the net income (loss) analysis. The first such measure is operating income before depreciation, amortization and other non-cash charges (referred to herein as EBITDA) and the second such measure is net income (loss), plus depreciation, amortization and other non-cash charges, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company (referred to herein as NIDA). Although EBITDA and NIDA should not be considered substitutes for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, it is important for an investor to understand these concepts since management's strategy is to maximize EBITDA and NIDA, rather than net income. The computations of EBITDA and NIDA are derived from the Company's financial statements as a supplement to the Company's traditional financial statements. Because of management's acquisition and other strategies, it believes that EBITDA is an important indicator as a measure of earnings derived from operations before non-cash expenses and non-operating expenses, such as other expenses and income taxes. The following enumerates other factors that investors should consider.


    First, the financial results of a given year do not reflect the full impact of that year's acquisitions. Historically, most acquisitions have been made during the non-heating season because many sellers desire to retain winter profits but avoid summer losses. Therefore, the effect of acquisitions made after the heating season are not fully reflected in the Company's sales volume and operating and financial results until the following calendar year.



    Second, as stated above, the Company's objective is to maximize EBITDA and NIDA, rather than net income. The large disparity between NIDA and net income
(loss) is primarily attributable to the substantial amortization of customer lists and other intangibles in connection with acquisitions. Customer lists and other intangibles acquired in connection with acquisitions represent the allocation of acquisition costs which are amortized over the future periods benefitted by such acquisitions. In general, costs are allocated to assets based upon the fair market value of the assets purchased, as determined by arms' length negotiations between the Company and the seller. Substantially all purchased intangibles have been comprised of customer lists and covenants not to compete. Amortization of customer lists is a non-cash expense which represents the write-off of the amount paid for customers acquired in connection with acquisitions who later terminate their relationship with the Company. Based on the Company's analysis of historical purchased fuel oil customer attrition rates, customer lists are amortized 90% over a six-year period and the balance over a 25-year period. However, the Company's net loss of heating oil customers has only averaged approximately 4% per annum over the past five years, as the loss of purchased accounts has been partially offset by new customers obtained through internal marketing. The covenants not to compete are amortized over the lives of the covenants, which generally range from five to seven years.


    Third, the seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its annual volume of fuel oil in the first quarter and 30% in the fourth quarter of each year and 35% of its annual volume of propane in each of the first and fourth quarters of each calendar year. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September. As a result, acquisitions made during the spring and summer months generally have a negative effect on earnings and a limited impact on NIDA in the calendar year in which they are made. Most of the costs associated with an acquired distributor are incurred evenly throughout the remainder of the year, whereas a smaller percentage of the purchased company's annual volume and gross profit is realized during the same period.


    Finally, changes in total dollar sales do not necessarily affect the Company's gross profit, EBITDA, net income or NIDA. Since the Company historically has added a per gallon margin onto its wholesale costs, variability in supply prices has affected net sales but generally has not affected EBITDA, net income, NIDA or any other measure of earnings. As a result, the Company's margins are most meaningfully measured on a per gallon basis and not as a percentage of sales. While fluctuations in wholesale prices have not significantly affected demand to date, it is possible that significant wholesale price increases over an extended period of time could have the effect of encouraging conservation. If demand were reduced and the Company was unable to increase its gross profit margin or reduce its operating expenses, the effect of the decrease in volume would be to reduce EBITDA, net income, NIDA and any other measure of earnings. Given the Company's operating strategy to maximize EBITDA and NIDA as described above, an investor should also be aware of certain risks that are inherent in such a strategy. Although an increased level of acquisitions (which in turn adds to the Company's plant and equipment and customer lists) is expected to have a positive impact on the long-term viability of the business, the near term effect of acquisitions would be to increase EBITDA and NIDA by a significantly greater amount than would be the increase, if any, of net income because of the substantial impact of depreciation and amortization expense, items which generally do not impact EBITDA or NIDA, but which do materially impact net income. A reduced level of acquisitions, which would be expected to have an adverse impact on the long-term growth of the business, could lead to decreased EBITDA and NIDA, while possibly increasing net income. In the year of an acquisition, depending on the month it is consummated, it is possible that EBITDA and NIDA would not be affected, while net income could be negatively impacted.


    To the extent future acquisitions are financed with debt, the interest expense associated with such debt would not impact EBITDA, but would reduce NIDA and net income. If the Company were to finance future acquisitions by issuing new preferred stock, the preferred stock dividends associated with the new preferred stock would not affect EBITDA or net income, but would reduce NIDA and increase the Company's stockholders' deficiency.

    Since EBITDA and NIDA are not affected by depreciation and amortization, the Company's failure to replace long-lived assets or its decision to delay needed capital expenditures could have the short term effect of improving net income (by minimizing depreciation and amortization expense), but could have a negative impact on the long-term viability of the business. Because management is concerned with the Company's long-term viability, and measures its operating performance by EBITDA and NIDA, it intends to continue making capital improvements as required.

    Factors that impact the Company's ability to continue following its current operating strategy in the foreseeable future include its ability to continue to grow through acquisitions, while continuing to replace lost customers through internal marketing.

RESULTS OF OPERATIONS AND OTHER DATA

  Nine Months Ended September 30, 1994 Compared to Nine Months Ended September 30, 1993


    Net sales increased for the first nine months of 1994 to $385.3 million from $377.4 million for the same period in 1993. The $7.9 million increase was attributable to volume growth associated with acquisitions ($14.4 million or 3.8%) and to colder weather, partially offset by the Company's efficiency program which shifts summertime deliveries to the fall and winter months, and allows the Company to lower its summertime operating expenses. Also offsetting the effects of acquisitions and colder weather were lower selling prices, reflecting a lower wholesale cost of product and attrition in the Company's customer base, especially in the low margin and commercial segments of the Company's business.

    During the first nine months of 1994, home heating oil volume increased to
322.3 million gallons, 4.9% greater than the number of gallons delivered in the nine months ended September 30, 1993, due to 7.3% colder temperatures (on a degree-day basis) for the first nine months of 1994 compared to the prior period and the impact of the nine acquisitions (with annual volumes of 25.8 million gallons) completed in 1993 whose entire nine month volume is first reflected in 1994. The Company's volume during the first nine months of 1994 was not significantly affected by the seven 1994 acquisitions (with annual volumes of 43.3 million gallons) since the majority of these acquisitions were completed after the heating season. The acquisition growth and the increase in volume due to colder temperatures were partially offset by the Company's delivery efficiency program and attrition in the Company's customer base.



    Gross profit increased $13.0 million (11.3%) from $115.0 million (37.4 cents per gallon) for the nine months ended September 30, 1993 to $128.1 million (39.7 cents per gallon) for the nine months ended September 30, 1994. This increase in gross profit was attributable to the increase in volume and improved home heating oil margins. The increase in gross profit was partially offset by the higher cost of providing heating equipment repair and maintenance services to customers in response to the severe Northeast winter weather experienced during the first quarter of 1994.


    Direct delivery expense increased $2.4 million from $20.9 million for the first nine months of 1993 to $23.3 million for the first nine months of 1994. This increase of 11.6% was due primarily to the additional costs associated with temporary delivery inefficiencies experienced during the first quarter of 1994 created by the severe winter weather conditions. The first quarter increase in delivery expense was partially offset by a reduction in summertime deliveries pursuant to the Company's delivery efficiency program.


    Selling, general and administrative expenses increased slightly from $68.3 million in the first nine months of 1993 to $68.6 million for the first nine months of 1994. On a per gallon basis, these expenses declined by 4.3% from 22.2 cents to 21.3 cents due to economies of scale associated with acquisitions, a reduction in marketing expenses, the Company's ongoing commitment to monitoring its operating expenses and the weather related volume increase.



    Amortization of customer lists and deferred charges decreased 13.0%, or $2.9 million, to $19.5 million. These non-cash expenses declined as certain customer lists and deferred charges became fully amortized. Depreciation and amortization of plant and equipment decreased 1.4%, or $0.1 million, to $4.3 million for the nine months ended September 30, 1994 due to certain fixed assets that became fully depreciated.


    Operating income increased to $12.2 million for the first nine months of 1994 compared with a loss of $1.1 million for the first nine months of 1993. This significant improvement was due to the volume growth and to improved home heating oil margins which were partially offset by weather related increases in service, delivery and operating expenses. The decline in depreciation and amortization expense also contributed to the increase in operating income.


    Net interest expense increased by $1.6 million to $16.7 million for the nine months ended September 30, 1994 due primarily to an increase in the average long-term borrowings offset by a reduction in the average long-term borrowing rate. Average long-term borrowings increased due to the issuance in April 1993 of $50 million of 10 1/8% Subordinated Notes due 2003 (the "10 1/8% Notes") and the issuance in February 1994 of $75 million of 9 3/8% Subordinated Debentures due 2006 (the "9 3/8% Debentures"). The proceeds of these issues were used to refinance $75 million in long-term debt and to finance the Company's ongoing acquisition program. Short-term borrowings were also reduced by $6.9 million on average as part of the proceeds of the debt issuances were used to reduce working capital borrowings pending application towards the Company's acquisition program.



    The loss before income taxes, extraordinary items, and equity in earnings of Star Gas was significantly reduced from $16.3 million for the first nine months of 1993 to $4.5 million for the first nine months of 1994 as the $13.3 million increase in operating income was reduced by the $1.6 million increase in net interest expense.

    Income taxes were approximately $0.4 million for the nine months ended September 30, 1994 compared to $0.2 million for the first nine months of 1993. These taxes represent certain state income taxes.

    Based on Petro's ownership percentage of Star Gas at September 30, 1994, $1.2 million was recorded as a loss under the equity method of accounting. On December 7, 1994, Petro executed certain options to acquire the remaining common equity of Star Gas.


    The extraordinary loss of $0.7 million for the nine months ended September 30, 1994 represents the cash premium paid in connection with the refinancing in February 1994 of $50.0 million in long-term notes scheduled to mature in June 1994 with the proceeds of the $75 million 9 3/8% Debenture issue. For the nine months ended September 30, 1993, the Company recorded an extraordinary charge of $0.9 million representing a cash premium of $0.4 million and the write-off of $0.5 million in debt discount and related deferred charges when $25.0 million of subordinated debt scheduled to mature in 1993 and 1995 was refinanced.



    The net loss for the first nine months of 1994 decreased $10.6 million to $6.8 million, due to the $13.3 million increase in operating income offset by the $1.6 million increase in net interest expense and the $1.2 million of equity loss in Star Gas.


    EBITDA increased 39.9% to $36.1 million in 1994 from $25.8 million for 1993. This improvement was due to an increase in home heating oil volume and gross profit margins, and a reduction in marketing expenses partially offset by weather related increases in service, delivery and operating expenses.

  1993 Compared to 1992

    Net sales increased in 1993 to $538.5 million from $512.4 million in 1992. This $26.1 million increase was attributable to volume growth and related service revenues associated with acquisitions ($55.4 million or 10.8%), offset by attrition in the Company's customer base and 2.6% warmer weather (on a degree-day basis).

    In 1993 home heating oil volume increased to 443.5 million gallons, 4.8% greater than the 423.4 million gallons delivered in 1992 due to the impact of the nine acquisitions completed in 1992 whose annual volume was fully reflected for the first time in 1993, and to a lesser extent, the nine acquisitions completed in 1993. The positive impact of the acquisitions was offset by the slightly warmer weather and attrition in the Company's customer base.

    Gross profit increased $10.2 million (6.3%), from $161.5 million (38.1 cents per gallon) for 1992 to $171.7 million (38.7 cents per gallon) for 1993. Home heating oil margins increased 2.0 cents per gallon, which was partially offset by the higher cost of providing heating equipment repair and maintenance service to a larger customer base and the utilization of this service as part of the Company's internal marketing program.

    Operating expenses increased $13.1 million (11.9%) from $110.2 million in 1992 to $123.2 million in 1993, primarily due to acquisitions, the severe weather conditions experienced in March 1993 that temporarily increased delivery expenses during that month and the expansion of the Company's marketing program. On a per gallon basis, these expenses increased 6.9% from 26.0 cents in 1992 to
27.8 cents in 1993. However, after adjustment for the warmer weather in 1993, the increase was only 4.2% per gallon which was attributable entirely to above mentioned severe March weather and the Company's marketing program.

    The provision for supplemental benefits, representing the present value of such benefits, returned to the more normal level of $0.3 million compared to the accelerated accrual of $2.0 million in 1992.

    Amortization of customer lists and deferred charges were $28.7 million, approximately the same as in 1992. While volume increased 4.8%, these non-cash expenses remained equal as certain customer lists and capitalized expenses became fully amortized. Depreciation and amortization of plant and equipment increased 7.2%, or $0.4 million, to $5.9 million for 1993 due to the acquisitions.

    Operating income was $13.5 million for 1993 compared to $15.0 million in 1992, as the 4.8% increase in volume and the increase in home heating oil margins were offset by higher residential service related costs, increased delivery and marketing expenses.

    Net interest expense increased $1.9 million, or 10.1%, to $20.5 million for 1993. A reduction in the average borrowing rate was offset by a $31.1 million increase in long-term borrowings from $148.5 million, at an average interest rate of 11.9%, to $179.6 million, at an average interest rate of 11.4%. This increase in long-term borrowings was due to the conversion in March 1993 of $12.8 million of Redeemable Preferred Stock into Subordinated Notes due in 2000 and the issuance in April 1993 of $50.0 million of 10 1/8% Notes. The proceeds of this debt issuance were used to repay $25.0 million of long-term obligations with the balance being used to fund, in part, the Company's acquisition program. Offsetting the increase in long-term borrowings was a decline in short-term borrowings from $17.9 million, at an average interest rate of 5.9%, to $11.2 million, at an average interest rate of 5.4%. In addition, the Company reduced bank fees and generated interest income on higher cash balances in 1993 compared to 1992.

    The loss before income taxes and extraordinary items was $7.2 million in 1993, $3.2 million, or 79%, greater than in 1992, due to the reduction in operating income and the increase in interest expense. Income taxes of $0.4 million were the same for both periods and represent certain state income taxes applicable to profitable subsidiaries that are not included in consolidated state returns. The Company had losses for federal income tax purposes in each of these periods.

    In May 1993, the Company recorded an extraordinary charge against earnings of $0.9 million. This represented the cash premium paid of $0.4 million to retire $25.0 million of the Company's long-term obligations maturing in 1993 and 1995 and the write off of $0.5 million in debt discount and deferred charges associated with these obligations.

    The net loss increased from $4.4 million in 1992 to $8.4 million in 1993 due to the decline in operating income, the increase in interest expense and the extraordinary charge.

    EBITDA was $48.4 million compared to $51.3 million in 1992 as the 4.8% increase in volume and the increase in home heating oil margins were offset by higher residential service related costs and increased marketing expenses.

  1992 Compared to 1991

    Net sales decreased in 1992 to $512.4 million from $523.2 million in 1991. This $10.8 million decrease was due to lower home heating oil prices ($37.9 million or 7.2%) as a result of lower per gallon wholesale costs, as well as to reductions in sales of products other than home heating oil to commercial accounts ($17.0 million or 3.3%), which were partially offset by an increase in home heating oil volume ($41.0 million or 7.8%). The average price of home heating oil in 1992 was approximately 14.8% below the 1991 levels, when prices were affected by the Persian Gulf crisis.

    In 1992, home heating oil volume increased to 423.4 million gallons, 9.8% greater than the 385.6 million gallons delivered in 1991 due to colder temperatures (45.3 million gallons) and the impact of the nine acquisitions completed in 1991 whose full annual volume was realized for the first time in 1992 and from a portion of the annual volume associated with the nine additional acquisitions completed in 1992 (19.2 million gallons). The impact of the acquisitions was offset in part by attrition in the Company's customer base, as well as the loss of certain of its high volume, low margin commercial accounts, as the Company continued to focus its marketing efforts on smaller, higher margin, more service-sensitive residential customers.

    Gross profit increased $17.0 million (11.8%), or 1.8% per gallon, from $144.5 million in 1991 (37.5 cents per gallon) to $161.5 million in 1992 (38.2 cents per gallon). This increase exceeded the percentage increase in home heating oil volume due to improved per gallon gross profit margins attributable to the Company's ability to add an increasing gross margin onto its wholesale costs, designed to offset the impact of inflation, account attrition and weather.

    Operating expenses increased 5.5% compared to the 9.8% increase in volume and declined 3.9% on a per gallon basis from 27.1 cents in 1991 to 26.0 cents in 1992. The per gallon reduction in operating expenses reflects the savings from the Company's cost reduction program which was begun in April 1991 and economies of scale realized from the Company's acquisition program.

    Amortization of customer lists declined 5.4%, or $1.3 million, to $23.5 million in 1992 as certain customer lists became fully amortized and a greater portion of the purchase price in more recent acquisitions was allocated to restrictive covenants and included in deferred charges. As a result of this allocation, amortization of deferred charges increased 3.5% to $5.4 million in 1992. On a combined basis, amortization of customer lists and deferred charges declined 3.9% as the annual amortization associated with assets that became fully amortized was greater than the amount associated with the limited number of acquisitions in 1991 and the impact of the 1992 acquisitions was not fully realized in the current year.

    Depreciation and amortization of plant and equipment was $5.5 million for 1992, approximately the same as in 1991, as reductions related to assets that became fully depreciated were offset by increases associated with assets purchased in 1991 and 1992.

    Provision for supplemental benefit in 1992 represents the present value of a supplemental retirement benefit ($2.0 million) which is being paid over 10 years.

    Operating income increased to $15.0 million from $4.5 million in 1991. This improvement was due to an increase in home heating oil volume and an improvement in per gallon operating income associated with higher gross profit margins, lower per gallon operating expenses and the decline in non-cash expenses, partially offset by the provision for the supplemental benefit in 1992.

    Net interest expense in 1992 decreased $2.1 million, 10.2% below 1991, due to a decline in average outstanding borrowings from 1991 to 1992 of $15.6 million, which caused a reduction of $1.7 million in interest expense and to an increase in interest income ($0.4 million), generated primarily by a higher average balance in U.S. Treasury Notes held in the cash collateral account. The Company's average borrowing rate increased from 11.2% in 1991 to 11.3% in 1992. Average working capital borrowings dropped from $35.0 million in 1991 at an average interest rate of 8.2% to $17.9 million in 1992 at an average interest rate of 5.9%. Average fixed rate borrowings increased from $147.0 million in 1991 to $148.5 million in 1992 with an average interest rate of 11.9% for both years.


    Pretax loss decreased $12.3 million in 1992 from 1991 due to the increase in operating income and the reduction in interest expense, partially offset by the increase in other expenses. Taxes increased from $0.3 million in 1991 to $0.4 million in 1992. Despite the pretax loss, the Company was required to pay certain state income taxes in 1992 on profitable subsidiaries that are not included in consolidated state returns. The 1992 loss, while not providing any federal tax benefits in 1992, increased the Company's tax loss carryforwards to approximately $43.0 million as of December 31, 1992.


    Net loss decreased to $4.4 million in 1992, a $12.2 million improvement over the $16.6 million net loss in 1991.

    EBITDA increased 28.2% to $51.3 million in 1992 from $40.0 million in 1991. This improvement was primarily the result of the 9.8% home heating oil volume increase and a 1.7 cents per gallon EBITDA margin improvement.

LIQUIDITY AND FINANCIAL CONDITION


    The Company has financed its growth through a combination of internally generated capital and the issuance of common stock, redeemable preferred stock and debt. As indicated in the table below, the Company has financed acquisitions and other asset requirements made from January 1, 1989 to December 31, 1993, as follows: 62.6% with internally generated cash and funds from a 1992 offering of
4.3 million shares of Class A Common Stock, 13.3% with redeemable preferred stock and 24.1% with long-term debt and working capital. For the year ended December 31, 1993, the ratio of EBITDA to net interest expense was 2.4x.


                                                                         FUNDING SOURCES
                                                 ----------------------------------------------------------------
                                                    INTERNALLY
                             ACQUISITIONS AND     GENERATED FUNDS                                LONG-TERM DEBT
                               FIXED ASSET        AND ADDITIONAL            REDEEMABLE           AND NET WORKING
YEAR                            PURCHASES            EQUITY(1)           PREFERRED STOCK           CAPITAL(2)
- --------------------------   ----------------    -----------------      ------------------      -----------------
                                                            (DOLLARS IN THOUSANDS)
1989......................       $ 42,900        $ 20,643     48.1%     $  9,140      21.3%     $ 13,117     30.6%
1990......................         33,077            (544)   (1.6)        15,000      45.3        18,621     56.3
1991......................         16,399          13,834     84.4         4,449      27.1        (1,884)   (11.5)
1992......................         48,478          64,431    132.9         7,500      15.5       (23,453)   (48.4)
1993......................         34,654          11,461     33.1       (12,764)    (36.8)       35,957    103.7
                                 --------        --------               --------                --------
Total.....................       $175,508        $109,825     62.6%     $ 23,325      13.3%     $ 42,358     24.1%
                                 --------        --------               --------                --------
                                 --------        --------               --------                --------

- ------------------------

(1) Internally generated funds consist of net income plus depreciation and amortization less dividends. Additional equity consisted of $42.7 million from the sale of Class A Common Stock in 1992.

(2) Net working capital was used for purposes other than acquisitions and long-term requirements. This column reflects only that portion of net working capital utilized to make acquisitions and purchase fixed assets.


    The Company's cash flow from operations, as well as its ability to access long-term debt and equity in both the public and private markets, has provided sufficient capital to fund the Company's acquisition program. In February 1994, the Company realized net proceeds of $71.1 million from its offering of its 9 3/8% Debentures. Of such net proceeds, $50.7 million was used to repay $50.0 million of outstanding notes, including premium, and the remaining $20.4 million of the proceeds became available to finance the Company's ongoing acquisition program. As a result of the repayment of such outstanding notes, a $20.0 million cash collateral account securing these notes was released to the Company, increasing the amount available for acquisitions to $40.4 million. As the Company continues to expand, or the opportunity to refinance existing debt arises, the Company will utilize both the public and private markets to raise capital when it deems appropriate.



    Net cash provided by operating activities of $47.9 million, along with the $40.4 million of net proceeds from the issuance and refinancing of debt in February 1994 as mentioned above, amounted to $88.3 million for the nine months ended September 30, 1994. These funds were utilized in investing activities for acquisitions and the purchase of fixed assets totalling $26.2 million and in financing activities to repay $28.0 million of working capital borrowings, to pay dividends of $12.6 million, to repurchase Redeemable Preferred Stock of $4.2 million, to repurchase Class B Common Stock for $3.3 million, for the payment of deferred financing costs of $1.4 million and to make principal payments on other long-term obligations of $0.2 million. In addition, the Company financed a portion of its 1994 acquisitions with notes payable in the aggregate amount of $8.8 million. As a result of the above activity, the Company's cash balance increased by $12.4 million during this nine-month period.


    Net cash provided by operating activities of $36.6 million for the year ended December 31, 1993, net of repayments of working capital borrowings of $4.0 million, along with the $48.1 million of net proceeds from the April 1993 public offering of the 10 1/8% Notes amounted to $80.7 million. These funds were utilized in investing activities for acquisitions, purchases of fixed assets and the investment in Star Gas, all of which totalled $34.7 million, and in financing activities to pay dividends of $14.6 million, to repurchase subordinated debt, including premium, of $25.4 million, to deposit $5.0 million into a cash collateral account to partially secure certain outstanding notes, and to make principal payments on other long-term obligations of $0.3 million.


    The Company has available a $140 million credit facility under an amended and restated credit agreement dated as of August 1, 1994 (the "Credit Agreement"), consisting of a $75 million working capital commitment, a $50 million revolving credit facility which is available for acquisitions and a $15 million letter of credit facility. No borrowings were outstanding under the Credit Agreement at September 30, 1994. At December 20, 1994, $24.0 million was outstanding under the acquisition facility of the Credit Agreement. At September 30, 1994 the Company had net working capital of $8.4 million.



    For 1995, the Company's financing obligations include redeeming $4.2 million of Redeemable Preferred Stock and paying $3.0 million in dividends on such stock. In addition, the Company anticipates paying dividends on its Common Stock. Based on the Company's current cash position, bank credit availability, expected net cash to be provided by operating activities for 1995 and the proceeds from the Common Stock Offering, the Company expects to be able to meet all of the above mentioned obligations in 1995, as well as meet all of its other current obligations as they become due.

                                    BUSINESS


    Petro is the largest retail distributor of home heating oil (#2 fuel oil) and the tenth largest retail distributor of propane in the United States. The Company's home heating oil division had total sales of $546.4 million for the twelve months ended September 30, 1994 and currently serves approximately 417,000 customers in 28 markets in the Northeast, including the metropolitan areas of Boston, Providence, New York City, Baltimore and Washington, D.C. The Company's propane division (Star Gas) had total sales of $101.4 million for the twelve months ended September 30, 1994 and currently serves more than 145,000 customers in 63 locations in the Midwest and Northeast.


    In addition to sales of home heating oil and propane, the Company installs and repairs heating equipment, rents water softeners, sells propane appliances and, to a limited extent, markets other petroleum products to commercial customers, including diesel fuel and gasoline.

    Installation and repair of heating equipment is provided as a service by the Company to its heating oil customers, and has represented approximately 11% of the Company's net sales for the last three fiscal years. The Company considers the provision of installation and repair services to be an integral part of its basic fuel oil business. Accordingly, the Company regularly provides various service incentives to obtain and retain fuel oil customers and such services are not designed to generate profits. Except in isolated instances, the Company does not provide service to any person who is not a heating oil customer.

    Sales and installation of propane appliances to residential users are offered to the Company's propane customers. Such items represented less than 5% of the propane division's net sales for the twelve months ended September 30, 1994.

    For the years ended December 31, 1991, 1992 and 1993, sales of home heating oil and propane (not including related installation and service) constituted approximately 83% of the Company's net sales, excluding sales of Star Gas.

FUNDAMENTAL CHARACTERISTICS

  Unaffected by General Economy

    The Company's business is relatively unaffected by business cycles. As home heating oil and propane for residential use are such basic necessities, variations in the amount purchased as a result of general economic conditions have been limited.

  Customer Stability


    The fuel oil division has a relatively stable customer base due to the tendency of homeowners to remain with their traditional distributors. In addition, a majority of home buyers tend to remain with the previous homeowner's distributor. As a result, the Company's fuel oil customer base each year includes approximately 90% of the prior year's customers or home buyers who have purchased their homes from such customers. In an acquisition of a fuel oil distributor, while the Company loses approximately 90% of the acquired customers within the first six years, the retention of a majority of the homes underlying such customers make the homes included in the customer list similar to the prior year. Management believes its propane customer base to be relatively stable as well. In excess of 95% of the Company's retail propane customers lease their tanks from the Company. The inconvenience associated with switching tanks greatly reduces a propane customer's tendency to change distributors.


    Approximately 80% of the Company's residential customers receive their fuel supply needs pursuant to an automatic delivery system without the customer having to make an affirmative purchase decision. The Company delivers home heating oil and propane to its customers an average of approximately six times during the year, depending upon weather conditions and historical consumption patterns. In addition, the Company provides home heating equipment repair service on a seven days a week, 52 weeks a year basis, generally within four hours of request.

  Weather Stability

    Average temperatures over time have varied to a very limited extent notwithstanding the warm winter weather experienced in 1990 and 1991. Nevertheless, there can be no assurance that average temperatures in future years will not be above the historical average. The following table presents the average daily temperature (in degrees Fahrenheit) in the metropolitan New York City area for January through March and October through December of the year indicated (which are considered to be the heating season months):

                     AVERAGE                                        AVERAGE
      YEAR         TEMPERATURE                       YEAR         TEMPERATURE
1960............       40.4                    1972............       40.5
1961............       41.9                    1973............       43.8
1962............       40.0                    1974............       41.9
1963............       41.1                    1975............       43.5
1964............       42.1                    1976............       39.3
1965............       41.5                    1977............       40.1
1966............       41.9                    1978............       39.5
1967............       40.5                    1979............       43.0
1968............       40.2                    1980............       39.8
1969............       40.4                    1981............       41.1
1970............       39.8                    1982............       42.6
1971............       41.9                    1983............       42.9


                                           AVERAGE
                            YEAR         TEMPERATURE
                      [S]                [C]
                      1984............       43.4
                      1985............       42.5
                      1986............       42.5
                      1987............       42.1
                      1988............       41.1
                      1989............       40.8
                      1990............       47.0
                      1991............       44.3
                      1992............       41.9
                      1993............       41.5
                      1994............       41.8


- ----------------------------------------------------

Source: National Oceanic and Atmospheric Administration

  Insulation from Oil and Propane Price Volatility

    The Company has been insulated from the volatility of wholesale oil prices due to its policy of maintaining on average no more than a ten day inventory of home heating oil and by limiting its activities to the retail distribution of home heating oil. Although the price of crude oil has been volatile, this has not materially affected the performance of the Company's fuel oil division. The Company has been able to add an increasing gross margin onto its wholesale costs, whatever their level, designed to offset the impact of inflation, account attrition and weather.


    To reduce its exposure to price fluctuations, the Company intends to maintain an inventory policy with respect to propane similar to that traditionally maintained for home heating oil. The Company intends to purchase propane on a short-term basis so that its supply costs will fluctuate with market price variations. Should wholesale propane prices change in the future, the Company believes that margins on its retail propane distribution business would also change in the short-term since retail prices tend to change less rapidly than wholesale prices. The Company is unable to predict, however, how and to what extent a substantial change in the wholesale cost of propane would affect margins and profitability.


  Oil and Propane Supply

    Petro's policy of contracting for a majority of its home heating oil supply with a diverse group of domestic sources minimizes the potential impact of foreign supply disruptions. This diversity, along with purchasing a certain portion of its needs on the spot market, enables the Company to obtain supplies at the lowest possible cost without jeopardizing product security. Given the low proportion of crude oil that is refined into home heating oil and the importance of home heating oil during cold periods, the Company believes that, in the event of foreign oil supply disruptions, the level of production of home heating oil will generally continue unaffected compared to other oil products.

    The Company is not dependent upon any single propane supplier or group of propane suppliers. To assure adequate supply, a portion of the Company's propane inventory is purchased under supply contracts which typically have a one year term and a fluctuating price relating to spot market prices. The balance of the Company's propane supplies are purchased on the spot market. The Company owns a 22 million gallon propane storage facility located in Seymour, Indiana which provides the Company certain propane supply advantages. Supplies of propane are typically readily available and not easily subject to disruption by international market forces. To reduce its exposure to price fluctuations, the Company intends to maintain an inventory policy with respect to propane similar to that maintained for home heating oil.


  Conversions to Natural Gas

    The rate of conversion from the use of home heating oil to natural gas is primarily affected by the relative prices of the two products and the cost of replacing an oil-fired heating system with one that uses natural gas. The Company believes that approximately 1% of its heating oil customer base annually converts from home heating oil to natural gas. Even when natural gas had a significant price advantage over home heating oil, such as in 1980 and 1981 when there were government controls on natural gas prices or, for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's customers converted to natural gas at only a 2% annual rate. Since such time, natural gas conversions have returned to their approximate 1% historical annual rate as the prices for the two products have been at parity.


    The following table presents the percentage of the Company's heating oil customers that have converted to natural gas annually from 1983 through 1993:



                           NATURAL GAS CONVERSIONS
                               YEAR                                   PERCENT
1983...............................................................     0.5%
1984...............................................................     0.6
1985...............................................................     0.7
1986...............................................................     0.8
1987...............................................................     0.9
1988...............................................................     1.0
1989...............................................................     1.0
1990...............................................................     1.5
1991...............................................................     1.4
1992...............................................................     1.1
1993...............................................................     1.0



    The rate of conversion from the use of propane to natural gas is primarily affected by the availability of natural gas. When natural gas becomes available to an area, residential propane customers can easily and inexpensively convert their systems. The expansion of natural gas into rural propane markets has been inhibited by the required capital costs to natural gas suppliers. For 1993, Star Gas customers converted to natural gas at a rate of approximately 0.5% per annum.


  Environmental Matters


    Petro has not incurred any significant environmental compliance costs. This is primarily due to the Company's general policy of not owning or operating fuel oil terminals and of closely monitoring its compliance with all environmental laws. While Petro has received notifications for three sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, two claims against the Company were voluntarily dismissed and the third was closed for $20,000. There is no environmental risk associated with propane since if it is accidentally released from a storage container it becomes a gas and dissipates. Propane is, however, a highly explosive liquid. See "Risk Factors--Operating Risks of Propane Business" and "--Litigation."

HOME HEATING OIL

  Industry Overview

    Since the 1930s, oil has been a primary source of home heat in the Northeast. The Northeast accounts for approximately two-thirds of the demand for home heating oil in the United States and, during 1991, approximately 7.7 million homes, or approximately 40% of all homes in the Northeast, were heated by oil. In recent years, demand has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, residential home heating oil consumption in the Northeast has declined from approximately 5.3 billion gallons in 1982 to approximately 4.8 billion gallons in 1992. The Company does not expect consumption to decline materially as a result of further conservation efforts and conversions to natural gas because, unless worldwide oil shortages develop, consumers have little incentive to take additional conservation measures beyond what they have already implemented. In addition, losses of customers to gas heat as an alternate energy source are presently insignificant due to the recent stabilization of retail oil prices relative to retail natural gas prices and the cost of conversion. See "--Fundamental Characteristics-- Conversions to Natural Gas."

    The home heating oil distribution business is highly fragmented and characterized by numerous local fuel oil distributors, most of which have fewer than 20 employees and operate within a 25-mile radius from their distribution facility. According to the United States Bureau of Census, there were approximately 3,700 independently owned and operated home heating oil distributors in the Northeast at the end of 1992. Generally, these companies were established in the late 1940s and early 1950s in response to the post-World War II suburban housing boom. Now, approximately 45 years later, many of the proprietors of these businesses are considering retirement and selling their operations.

  Business Strategy

    Current management assumed control of the Company in 1979 and restructured the Company's fuel oil operations by consolidating operating branches and focusing primarily on the retail sale of home heating oil. In addition, corporate overhead was significantly reduced, primarily through a reduction in the number of employees and related expenses. After this reorganization, management perceived an opportunity to achieve substantial growth and increased profitability by acquiring fuel oil distributors in new and existing markets.

    Acquisition Strategy. The Company's strategy is to continue to grow its fuel oil operations through the acquisition and integration of additional distributors in existing and new markets.


    The Company acquires two types of fuel oil distributors. The first type are relatively small and easily integrated into the Company's branch system, resulting in significant economies of scale through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions of the acquired distributor. The second type are larger, stand-alone businesses that cannot be integrated, but are usually in new markets. Acquisitions of these businesses not only provide attractive investment returns, but also provide hubs for future expansion.


    From 1979 through the date hereof, the Company made 154 acquisitions of home heating oil distributors, of which 24 resulted in the Company's expansion into new markets and the remaining were located in existing markets. After an initial start-up period, the Company's acquisitions have been made at a relatively steady pace, with the Company acquiring an average of 14 companies annually from 1984 through 1989, which, excluding one large acquisition in 1987, averaged 3.4 million gallons annually per acquisition, and cost an average of $1.6 million per acquisition. While the Company continued to acquire distributors in 1990 and 1991, it did so at a reduced pace, despite an increase in opportunities, since the warm winter weather in those years limited the Company's internally-generated capital and access to attractively priced external capital.

    The following table sets forth the number of home heating oil distributors acquired by the Company during the 1979 to 1994 period, including the approximate number of customers acquired and the gallons which such customers purchased from the acquired distributors in the year preceding such acquisition:


                                                                                             NUMBER OF
                                                     NUMBER OF          NUMBER OF         GALLONS ACQUIRED
                      YEAR                          ACQUISITIONS    CUSTOMERS ACQUIRED     (IN THOUSANDS)
1979.............................................         1                  800                   900
1980.............................................         3                6,950                 8,910
1981.............................................         6               50,800                49,050
1982.............................................         4               19,900                23,600
1983.............................................         5               40,000                65,151
1984.............................................        13               51,300                62,420
1985.............................................        10               49,900                61,934
1986.............................................        16               46,800                53,375
1987.............................................        12               76,300               114,527
1988.............................................        20               47,300                53,287
1989.............................................        16               34,400                51,569
1990.............................................        12               35,600                42,859
1991.............................................         9               15,300                18,220
1992.............................................         9               65,200                65,618
1993.............................................         9               27,652                25,805
1994.............................................         9               36,322                48,149


    The Company's active acquisition program is designed to capitalize on the highly fragmented nature of the home heating oil industry, Petro's acquisition expertise, as well as what management believes to be an absence of competitors with the combination of acquisition experience, reputation and access to capital equivalent to that of Petro. In the Northeast, there are approximately 3,700 independently owned and operated home heating oil distributors. Many of the proprietors of these businesses are of retirement age and may be receptive to selling their operations. Another source of acquisitions are companies that are owned by individual entrepreneurs who find expansion within the heating oil industry difficult, either operationally or financially, or who have other investment opportunities.


    The Company has an acquisition staff whose responsibility it is to develop leads, analyze potential purchases, negotiate purchase prices and contracts and oversee the integration process. This has resulted in acquisitions generally requiring only three to four weeks from the time an understanding is reached to the consummation of the transaction and the integration of the acquired distributor into Petro's operations. In August 1993, the Company added two senior managers to its acquisition staff in order to enhance the Company's ability to actively identify new acquisition opportunities.

    The two principal criteria the Company uses to evaluate a potential fuel oil acquisition are return on investment and operational fit. The Company determines the earnings potential of a possible acquisition using its historical home heating oil volume and gross profit margin and the Company's anticipated cost of operating the acquired distributor. Based on the anticipated earnings, the Company determines the price it will offer for the distributor to be acquired which is calculated to provide the appropriate return on investment. The Company seeks an annual EBITDA return of 25% to 30% on its capital investments in home heating oil acquisitions. The determination of operational fit is based on the Company's evaluation of such distributor's customer profile, including annual home heating oil gallons sold, the number of customers on automatic delivery, types of service plans, customer payment patterns and other operating matters such as fleet and supply requirements and compliance with environmental and other laws.

    Recognizing the service nature of the home heating oil business, while economies of scale are sought with each acquisition, the Company tries to minimize changes that could adversely affect customer or employee relations. By paying close attention to the operational, as well as financial, characteristics of an acquisition, the Company has avoided significant problems relating to its acquisitions over the past 14 years. This policy has not only reduced the potential monetary risks associated with an acquisition but has also enabled senior management to focus on new purchases rather than on post-acquisition matters.

    Petro is the largest retail distributor of home heating oil in the United States and management believes there is no home heating oil distributor which has a combination of acquisition experience, reputation and access to capital comparable to Petro's. Petro is the only distributor operating in as many as 28 markets, and the Company believes that it sells approximately 3.5 times as many gallons of retail home heating oil as the next largest distributor. While in each of Petro's markets there are a limited number of distributors that from time to time compete for acquisitions, these are generally small enterprises that have limited capital resources and lack structured acquisition programs. In addition, after 154 acquisitions, there is an awareness throughout the home heating oil industry of Petro's interest in and ability to consummate transactions. This high profile within the industry, combined with the Company's reputation among potential sellers, results in Petro having the opportunity to review many of the acquisition opportunities in the Northeast. Several acquisition opportunities are currently being evaluated.


    Operating Strategy. The Company has historically achieved operating economies of scale through the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. The Company has identified the best operating practices being employed by its branches and is implementing those procedures throughout the Company. Petro has recently adopted an operating strategy to capitalize upon its size and upon developments in technology to become more operationally efficient as well as to improve its customer retention through the utilization of advanced information processing and telecommunication systems. Such systems are currently in use by other distribution businesses, but not generally employed by other retail heating oil companies. To accomplish this goal, in August 1994, the Company hired Thomas M. Isola as Chief Operating Officer.



    Marketing Strategy. The Company has recently begun to refine its marketing efforts by focusing on customer satisfaction rather than the solicitation of new customers through the use of financial incentives. This effort, led by the Company's new Senior Vice President of Marketing, Alex Szabo, consists of two phases. The first phase is to implement Company-wide the best marketing practices employed at its branches to add and retain accounts. The second phase is designed to enhance customer satisfaction and thereby improve customer retention by implementing its new operating procedures.

  Customers and Sales


    The Company's home heating oil division currently serves approximately 417,000 customers in the following 28 markets through a sales force of 143 individuals currently based primarily in the Company's branch offices:



CONNECTICUT                         NEW JERSEY
  Bridgeport--New Haven               Camden
  Hartford (Metropolitan)             Neptune
  Litchfield County                   Newark (Metropolitan)
  Southern Fairfield County           North Brunswick
                                      Rockaway
MARYLAND/VIRGINIA/WASHINGTON          Trenton
  D.C.
  Baltimore (Metropolitan)          NEW YORK
  Washington, D.C.                    Bronx, Queens and Kings Counties
  (Metropolitan)                      Dutchess County
                                      Eastern Long Island
MASSACHUSETTS                         Staten Island
  Boston (Metropolitan)               Western Long Island
  Northeastern Massachusetts
  (Centered in Lawrence)            PENNSYLVANIA
  Springfield                         Allentown
  Worcester                           Berks County (Centered in Reading)
                                      Bucks County (Centered in
NEW HAMPSHIRE                           Southampton)
  Milford                             Lebanon County (Centered in Palmyra)
  Portsmouth
                                    RHODE ISLAND
                                      Providence


    Approximately 85% of the Company's fuel oil customers receive deliveries pursuant to an automatic delivery system in which individual deliveries are scheduled by computer based upon each customer's historical consumption patterns and prevailing weather conditions. The Company delivers home heating oil approximately six times during the year to the average customer. The Company's practice is to bill customers promptly after delivery. In addition, approximately 30% of the Company's customers are on the Company's budget payment plan whereby their estimated annual oil purchases and service contract is paid for in a series of equal monthly payments over an 11 or 12 month period. Historically, the Company has lost a portion of its customer base each year for various reasons, including customer relocation, price competition and conversions to natural gas.

    To generate leads for new fuel customers, the Company utilizes a variety of techniques such as monitoring real estate turnover among its customer base as well as among potential customers in the markets in which it operates. The Company has instituted an ongoing customer service training and sensitivity program in an effort to provide superior service to its existing customers.

PROPANE

  Industry Overview

    Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane competes primarily with natural gas, electricity and fuel oil as an energy source principally on the basis of price, availability and portability. The level of consumption of propane throughout the United States has remained relatively constant over the past ten years. Propane is generally more expensive than natural gas in locations served by natural gas, although propane is often sold in such areas as a standby fuel for use during peak demands and during interruption in natural gas service. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. However, the extension of natural gas pipelines tends to displace propane distribution in the neighborhoods affected as equipment using propane can be converted to natural gas use at little expense. The Company believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and therefore competes effectively with electricity.

    Propane is similar to fuel oil in application; nevertheless, propane and fuel oil have generally developed their own distinct markets. The residential and commercial propane market is generally in rural areas and national in scope while the market for fuel oil is principally located in the Northeast.

    The propane distribution business is highly fragmented with primarily three types of participants: large multi-state marketers with many branch locations, smaller, local independent marketers and farm cooperatives. Based on industry publications, the Company believes that the ten largest multi-state retail marketers of propane, including Star Gas, account for less than 35% of the total retail sales of propane in the United States, and that no single marketer has a greater than 15% share of the total retail market in the United States.

    Most of Star Gas' retail branch locations compete with three or more marketers or distributors. The principal factors influencing competition with other retail marketers are price, reliability and quality of service, responsiveness to customer needs and safety concerns. Each branch location operates in its own competitive environment as retail marketers are located in close proximity to customers to lower the cost of providing service. The typical branch location has an effective marketing radius of 25 miles.

  Business Strategy


    The Company believes that the propane industry is an attractive complement to its heating oil business and possesses many of the same industry and operating characteristics. The Company has begun to apply the acquisition and operating techniques it has successfully applied in the heating oil industry to its propane operations. In connection with its investment in Star Gas, William Powers, a Vice President of Petro, became President of Star Gas. With the assistance of the Company's management, during the past year, Star Gas restructured its operations through the sale of various non-core assets and consolidated various corporate functions, thereby reducing overhead. Star Gas initiated the Company's propane acquisition strategy with the purchase of two propane distributors with aggregate annual volume of 1.2 million gallons.


    Acquisition Strategy. The Company intends to grow its propane division through the acquisition and integration of additional distributors in existing and new markets. The Company intends to expand its propane business primarily through the acquisition of smaller propane distributors that can be integrated with existing operations. The Company will also pursue acquisitions of larger distributors which would establish new markets and broaden its geographic coverage. However, there are a number of propane companies larger than Star Gas actively seeking to grow through acquisitions. Although the presence of such competitors may make it more difficult for Star Gas to acquire propane distributors, it could also present the opportunity to grow more significantly through the acquisition of larger entities.

    Operating Strategy. Star Gas currently operates from 63 branch locations, 49 in four operating regions in the Midwestern states of Ohio, Indiana, Kentucky and Michigan, and 14 in two operating regions in six Northeastern states. The accounting, data processing, and financial functions are centralized, while branch locations maintain autonomy over delivery, service and customer relations. Star Gas emphasizes and maintains corporate oversight regarding safety, employee training and compliance issues.


    Marketing Strategy. The Company intends to grow its propane volume by competing for new customers and by marketing incremental uses to its existing customer base, such as offering to supply a customer who uses propane for space heating with propane for cooking and water heating. During the fiscal year ended September 30, 1994 ongoing Star Gas operations experienced a growth of approximately 2% in its retail base due largely to programs designed to introduce additional uses of propane to existing residential customers. The residential and commercial retail propane distribution business is characterized by a relatively stable customer base, primarily due to the expense of switching to alternate fuels and the emphasis placed on customer relations and quality of service. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane. The cost and inconvenience of switching heating systems minimizes a customer's tendency to switch to alternative fuels other than natural gas, if it is available. Over 95% of the Company's residential customers lease their tanks from the Company. Lease terms and, in most states in which the Company operates, safety regulations prohibit any supplier, other than the lessor, from filling a tank leased to a customer.


  Customers and Sales

    With the Star Gas Acquisition, the Company added over 145,000 new propane customers which it currently serves through 63 locations in the following markets in the Midwestern states and in the Northeast:


INDIANA                                 NEW JERSEY
  Akron                                   Maple Shade
  Batesville                              Tuckahoe
  Bluffton
  Coal City
  College Corner
  Columbia City                         NEW YORK
  Decatur                                 Poughkeepsie
  Ferdinand                               Washington
  Greencastle
  Jeffersonville
  Linton
  Madison                               OHIO
  N. Manchester                           Deshler
  N. Vernon                               Fairfield
  New Salisbury                           Ft. Recovery
  North Webster                           Hebron
  Portland                                Ironton
  Remington                               Lancaster
  Richmond                                Lewisburg
  Salem                                   Lynchburg
  Seymour                                 Macon
  Sulphur Springs                         Milford
  Versailles                              Mt. Orab
  Warren                                  North Star
  Waterloo                                Peebles
  Winamac                                 Ripley
                                          Sabina
                                          Waverly
                                          West Union
KENTUCKY
  Glencoe
  Prospect


  Shelbyville                           PENNSYLVANIA
  Williamstown                            Hazelton
                                          Wind Gap


MAINE
  Fairfield                             RHODE ISLAND
  Fryeburg                                Davisville
  Wells
  Windham



MASSACHUSETTS
  Belchertown
  Ludlow
  Rochdale

MICHIGAN
  Hillsdale



    Sales are primarily to residential, commercial, industrial and agricultural users. In the residential and commercial markets propane is primarily used for space heating, water heating, cooking and clothes drying. In the industrial market, propane is used principally for fuel to power fork lifts and other vehicles. In the agricultural market, propane is used primarily for crop drying and space heating. During the fiscal year ended September 30, 1994, sales to residential customers accounted for 64% of Star Gas' retail sales, sales to industrial and other commercial users accounted for 25% of Star Gas' retail sales and sales to agricultural customers accounted for 11% of Star Gas' retail sales. Star Gas also engages in the wholesale distribution of propane to other retail distributors. During the fiscal year ended September 30, 1994, Star Gas sold 46.3 million gallons of propane to wholesale customers for revenues of $17.4 million.

SUPPLIERS


    The Company obtains home heating oil from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers, many of which have been suppliers to the Company for over 10 years. The Company's purchases are made pursuant to supply contracts or on the spot market. The Company has market price-based contracts for substantially all of its petroleum requirements with 15 different suppliers, each of which has significant domestic sources for its product. The Company's current suppliers are (in alphabetical order): Amerada Hess Corporation; Bayway Refining Co.; Citgo Petroleum Corp.; Coastal New England and New York; Exxon Company USA; Global Petroleum Corp.; Kerr McGee Refining Corp.; Louis Dreyfus Energy Corp.; Meico Inc.; MG Refining and Marketing Co.; Mobil Oil Corporation; Northeast Petroleum, a division of Cargill, Inc.; Sprague Energy Group; Stuart Petroleum Company; and Sun Oil Company. The Company's supply contracts each have terms of 12 months and typically expire in May or June of each year. Each of the supply contracts provides for maximum quantities, but does not establish in advance the price at which fuel oil is sold, which, like the Company's price to its customers, is established from time to time.


    The Company obtains its fuel oil in either barge or truckload quantities. When purchasing in barge quantities, the Company hires independent barging companies on an as needed basis to transport the Company's oil from refineries and other bulk storage facilities to third-party storage terminals. The Company has contracted with approximately 70 third party storage terminals for the right to temporarily store its fuel oil at their facilities. The fuel oil is then transported by the Company's fleet of approximately 775 delivery trucks to its customers.


    Star Gas obtains propane from approximately 30 sources including Amoco Canada; Ashland Petroleum Company; Enron Gas Liquids Inc.; Marathon Corp.; Petrolane Gas Service; Shell Oil Company; Sea 3, Inc.; Sun Oil Company; Shell Canada Limited; and Texaco Exploration and Production Inc. Star Gas owns a storage facility in Seymour, Indiana in which it is able to store approximately 22 million gallons of propane in an underground cavern. The facility is on a pipeline connected to Mont Belvieu, Texas, the major supply source for propane.


    Propane is transported from refineries, pipeline terminals (including the Company's own pipeline terminal and storage facility in Seymour, Indiana), and coastal terminals to the Company's branch locations by a combination of the Company's own highway transport trucks, common carriers and by railroad tank cars. Star Gas distributes propane to its retail and commercial customers either by bulk truck or by service trucks which transport portable cylinders. The primary method of delivery to customers is by the company's fleet of 225 owned bulk trucks, which generally are fitted with a pressurized propane vessel with an average capacity of 2,500 gallons. The typical branch location has an effective marketing radius of 25 miles.

    The Company believes that its policy of contracting for substantially all its supply needs with diverse and reliable sources will enable it to obtain sufficient product should unforeseen shortages develop in worldwide supplies. The Company further believes that relations with its current suppliers are satisfactory.

COMPETITION


    The home heating oil business is highly competitive. The fuel oil division competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a seven days per week, 52 weeks per year basis, which tends to build customer loyalty.

    Competition within the propane distribution industry stems from primarily three types of participants: larger multi-state marketers, smaller, local independent marketers and farm cooperatives. The Company believes that the ten largest multi-state marketers of propane account for less than 35% of the total retail sales of propane in the United States. In the propane industry, the principal factors of competition are price and reputation for reliability and quality of service.


EMPLOYEES


    As of September 30, 1994, the fuel oil division had 2,227 employees, of whom 751 were office, clerical and customer service personnel, 803 were heating equipment repairmen, 331 were oil truck drivers and mechanics, 199 were management and staff and 143 were employed in sales. Approximately 20 of those employees are seasonal, and management expects to rehire the majority of them for the next heating season. Approximately 700 employees are represented by 19 different local chapters of labor unions.



    As of September 30, 1994, the propane division had 703 full time employees, of which 31 were employed at the corporate office in Stamford, Connecticut and 672 were located in branch offices of which 279 were administrative, 272 were engaged in transportation and storage and 121 were engaged in field servicing. Approximately 50 of Star Gas' employees are represented by four different local chapters of labor unions. Management believes that its relations with both its union and non-union employees are satisfactory.


LITIGATION

    The Company is not party to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on the results of operations or the financial condition of the Company.

    Propane is an explosive gas and serious personal injury and property damage can occur in connection with its transportation, storage and use. In the ordinary course of business Star Gas is threatened with, or is named as defendant in, various lawsuits. No lawsuits are pending at the present time; however, one lawsuit has been threatened based upon a recent incident in the Midwest. The Company believes that such lawsuit, if commenced, will not be material to the Company based upon the adequacy of its insurance to cover any liability which may result from claims arising out of such incident.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Information with respect to the directors and executive officers of the Company is set forth below:

            NAME               AGE                            OFFICE
Irik P. Sevin................  47    Chief Executive Officer, President, Chairman of the Board
                                       and Director
Thomas M. Isola..............  51    Chief Operating Officer
C. Justin McCarthy...........  50    Senior Vice President--Operations
Joseph P. Cavanaugh..........  57    Senior Vice President--Administration
Audrey L. Sevin..............  68    Secretary and Director
George Leibowitz.............  57    Senior Vice President--Finance and Corporate Development
Alex Szabo...................  41    Senior Vice President--Marketing and Sales
James J. Bottiglieri.........  38    Vice President and Controller
Matthew J. Ryan..............  37    Vice President--Supply
Phillip Ean Cohen(1).........  47    Director
Thomas J. Edelman............  43    Director
Richard O'Connell(1)(2)......  48    Director
Wolfgang Traber(1)(2)........  50    Director
Max M. Warburg...............  46    Director
Paul Biddelman...............  46    Director

- ------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Irik P. Sevin has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Sevin has been President of Petro, Inc. since November 1979 and Chairman of the Board of the Company since January 1993. Between January 1979 and November 1979, he was Executive Vice President of Petro, Inc. Mr. Sevin was an associate in the investment banking division of Kuhn Loeb & Co. and then Lehman Brothers Kuhn Loeb Incorporated from February 1975 to December 1978. Mr. Sevin is a graduate of the Cornell University School of Industrial and Labor Relations (B.S.), New York University School of Law (J.D.) and the Columbia University School of Business Administration (M.B.A.).

    Thomas M. Isola has been Chief Operating Officer of the Company since August, 1994. Mr. Isola joined Petro in August of 1994 in the newly created role of Chief Operating Officer. Prior to joining Petro and beginning in 1988, Mr. Isola served as President and Chief Executive Officer of three manufacturing converting companies owned by Butler Capital Corporation of New York. From 1972 to 1988, he was with Avery International, Inc. (now Avery-Dennison) in a variety of marketing and operations roles before becoming Vice President-General Manager of two Avery companies. Mr. Isola received B.A. and M.B.A. degrees from Stanford University in 1965 and 1968, respectively. He served as a 1st Lieutenant in the U.S. Army from 1969 to 1971.

    C. Justin McCarthy has been Senior Vice President--Operations of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Prior to his joining the Company, Mr. McCarthy was General Manager of the New York City operations for Whaleco Fuel Oil Company from 1976 to 1979 and was General Manager of the Long Island Division of Meenan Oil Co., Inc. from 1973 to 1976. Mr. McCarthy is a graduate of Boston College (B.B.A.) and the New York University Graduate School of Business Administration (M.B.A.).


    Joseph P. Cavanaugh was Controller of Petro, Inc. from 1973 and of the Company since its organization until 1994. He was elected a Vice President of the Company in October 1983 and a Senior

Vice President since January 1993. Mr. Cavanaugh is a graduate of Iona College (B.B.A.) and Pace University (M.S. in Taxation).

    Audrey L. Sevin has been a director and Secretary of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mrs. Sevin was a director, executive officer and principal shareholder of A.W. Fuel Co., Inc. from 1952 until its purchase by the Company in May 1981. Mrs. Sevin is a graduate of New York University (B.S.).

    George Leibowitz has been Senior Vice President of the Company since November 1, 1992. From 1985 to 1992, prior to joining the Company, Mr. Leibowitz was the Chief Financial Officer of Slomin's Inc., a retail heating oil dealer. From 1984 to 1985, Mr. Leibowitz was the President of Lawrence Energy Corp., a consulting and oil trading company. From 1971 to 1984, Mr. Leibowitz was Vice President--Finance and Treasurer of Meenan Oil Co., Inc. Mr. Leibowitz is a Certified Public Accountant and a graduate of Columbia University (B.A. 1957) and the Wharton Graduate Division, University of Pennsylvania (M.B.A. 1958).

    Alex Szabo has been Senior Vice President--Marketing and Sales since June 1994. From 1989 to 1994, prior to joining the Company, Mr. Szabo was Executive Vice President at Whittle Communications and President of Screenvision Cinema Network. From 1987 to 1989, Mr. Szabo was Executive Vice President--General Manager of Benckiser Consumer Products, Inc. Prior to 1987, Mr. Szabo held executive management positions at Ecolab, Colgate Palmolive and I.B.M. Mr. Szabo is a graduate of Brown University (B.A. 1975) and Columbia University (M.B.A.
1980).


    James J. Bottiglieri was Assistant Controller of the Company from 1985 to 1994 and was elected Vice President in December 1992. Mr. Bottiglieri was made Controller of the Company in 1994. From 1978 to 1984, Mr. Bottiglieri was employed by a predecessor firm of KPMG Peat Marwick, a public accounting firm. Mr. Bottiglieri graduated from Pace University with a degree in Business Administration in 1978 and has been a Certified Public Accountant since 1980.


    Matthew J. Ryan, who has been employed by the Company since 1987, has been Manager of Supply and Distribution of the Company since 1990 and was elected Vice President--Supply in December 1992. From 1974 to 1987, Mr. Ryan was employed by Whaleco Fuel Corp., a subsidiary of the Company which was acquired in 1987. Mr. Ryan graduated from St. Francis College with a degree in Accounting in 1983 (B.S.).

    Phillip Ean Cohen has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Since 1985, Mr. Cohen has been Chairman of Morgan Schiff & Co., Inc., an investment banking firm.

    Thomas J. Edelman has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Edelman is the President and a director of Snyder Oil Corporation, a Fort Worth, Texas-based, independent oil company. Prior to 1981, he was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman also serves as the Chairman of Lomak Petroleum, Inc., and as a director of Wolverine Exploration Company, Enterra Corporation and Command Petroleum Holdings N.L.

    Richard O'Connell has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. O'Connell is a private investor.

    Wolfgang Traber has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October of 1983. Mr. Traber is Managing Director of Hanseatic Corporation, in Hamburg, Germany, a private investment corporation. Mr. Traber is a director of Deltec Securities Corporation, Blue Ridge Real Estate Company, Hellespont Tankers Ltd. and M.M. Warburg & Co.

    Max M. Warburg has been a director of the Company since May 1984. Since January 1, 1982, Mr. Warburg has been a partner of M.M. Warburg & Co., a private bank. For the prior four years he was a Managing Director of the same organization. Since March 1988, he has been a member of the board of Holsten Brauerei AG, Hamburg. Since May 1, 1987, he has been a member of the board of Eurokai-Eckelmann Gruppe, Hamburg. Mr. Warburg is a member of the Board of DWS Deutsche Gesellschaft fur Wertpapiersparen GmbH, Frankfurt; DEG Deutsche Finanzierungsgesellschaft fur Beteilingungen in Entwicklungslandern GmbH, Koln; the Hamburg Stock Exchange; and the Hamburg Banking Association.

    Paul Biddelman has been a director of the Company since October 1994. Mr. Biddelman has been a principal of Hanseatic Corporation since 1992. Mr. Biddelman joined Hanseatic from Clements Taee Biddelman Incorporated, a merchant banking firm which he co-founded in 1991. From 1982 through 1991, he was a Managing Director in Corporate Finance at Drexel Burnham Lambert Incorporated. Mr. Biddelman also worked in corporate finance at Kuhn, Loeb & Co. from 1975 to 1979, and at Oppenheimer & Co. from 1979 to 1982.

    Audrey L. Sevin is the mother of Irik P. Sevin. There are no other familial relationships between any of the directors and executive officers.

    The Company pays each of its directors other than Irik P. Sevin an annual fee of $24,000. Directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers serve at the discretion of the Board.

    Certain holders of the Class A and Class C Common Stock have entered into a shareholders' agreement (the "Shareholders' Agreement") which provides that they will vote their shares of Class A Common Stock and Class C Common Stock to elect as directors of the Company five persons designated by a group consisting of the Estate of Malvin P. Sevin, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman, Phillip Ean Cohen and Margot Gordon (the "Sevin Group") and three persons designated by certain other shareholders of the Company (the "Traber Group"). Each group may designate its nominees by action of the holders of a majority of the Class C Common Stock held by the group.

    At present, there are eight directors serving on the Board. Of the present directors, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman, Phillip Ean Cohen and Paul Biddelman have been designated by the Sevin Group and Wolfgang Traber, Richard O'Connell and Max A. Warburg have been designated by the Traber Group. All such obligations to vote for directors shall lapse if the Estate of Malvin
P. Sevin, Irik P. Sevin or Audrey L. Sevin, no longer owns, directly or indirectly, or has sole voting power over shares having at least 51% of the voting power of all shares of Class C Common Stock held by the Sevin Group.

    The Shareholders' Agreement (as well as the Company's Restated Articles of Incorporation) provides that certain actions may not be taken without the affirmative vote of 80% of the entire Board of Directors (irrespective of vacancies) including at least one director who has been designated by the Traber Group. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The table below sets forth certain information regarding beneficial ownership of the Company's capital stock by each director of the Company, each beneficial owner of, or institutional investment manager exercising investment discretion with respect to, 5% or more of the outstanding shares of capital stock, all directors and officers as a group and each person whose shares of Class A Common Stock are being offered hereby.


                                                          PERCENT OF TOTAL      SHARES       PERCENT OF TOTAL
                                                            PRIOR TO THE      OF CLASS A         AFTER THE        PERCENT
                                  NUMBER OF SHARES(1)         OFFERING          COMMON          OFFERING(2)       OF TOTAL
                                -----------------------   -----------------     STOCK        -----------------     VOTING
NAME                             CLASS A       CLASS C    CLASS A   CLASS C   TO BE SOLD     CLASS A   CLASS C     POWER
Prudential Insurance Company
  of America(3)...............  1,521,316(4)     --         7.08      --                       --        --          --
Richard O'Connell(5)..........  1,330,846       302,461     6.19     11.64      100,000        5.48     11.64         8.78
Estate of Malvin P.
Sevin(6)(7)...................    970,963       265,048     4.52     10.20                     4.32     10.20         7.47
First Reserve
  Corporation(8)..............    968,310        --         4.50      --         88,185(9)     3.92      --           1.82
Audrey L. Sevin(6)............    926,507       212,668     4.31      8.19                     4.12      8.19         6.30
Irik P. Sevin(6)..............    911,611       201,641     4.24      7.76                     4.06      7.76         6.04
Wolfgang Traber(10)(11).......    821,572(12)   307,755     3.82     11.85       50,000        3.43     11.85         7.94
Hubertus Langen(11)(13).......    750,221       307,755     3.49     11.85       50,000        3.11     11.85         7.80
Barcel Corporation(11)(14)....    695,151       151,231     3.23      5.82                     3.09      5.82         4.56
Phillip Ean Cohen(6)..........    679,262       113,423     3.16      4.37                     3.02      4.37         3.74
Thomas J. Edelman(6)..........    593,049(15)   129,019     2.76      4.97       30,000        2.50      4.97         3.82
Gabes, S.A.(11)(16)...........    497,256       124,314     2.31      4.79       50,000        1.99      4.79         3.49
Atalanta Holdings(11).........    185,302        --         0.86      --        131,815        0.24      --           0.11
Max Warburg(11)(17)...........    174,540        38,481      .81      1.48                      .78      1.48         1.15
Paul Biddelman(6).............      2,386        --         0.01      --                       0.01      --          --
All officers and directors as
  a group (15 persons)........  6,411,596     1,570,496    29.82     60.46                    27.72     60.46        45.27


- ---------------------

 (1) For purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after the date of the Prospectus are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.


 (2) Assumes that the Underwriters' over-allotment option is not exercised.


 (3) The address of such person is 3 Gateway Center, 100 Mulberry Street, Newark, NJ 07107.


 (4) These shares will be purchased by the Company with a portion of the proceeds of the Offerings. See "Use of Proceeds."


 (5) The address of such person is 31 rue de Bellechasse, 75007, Paris, France.


 (6) The address of such person is c/o the Company at P.O. Box 1457, Stamford, CT 06904.


 (7) Audrey Sevin is Executrix and the primary beneficiary of the estate of Malvin P. Sevin.


 (8) The address of such person is 475 Steamboat Road, Greenwich, CT 06830. The shares are held by investment funds managed by First Reserve Corporation.


 (9) First Reserve Corporation has been granted an option by the Company to sell the shares of Class A Common Stock to be sold in the event that the Underwriters' over-allotment option is exercised. If First Reserve Corporation exercises such option and the Underwriters' over-allotment option is exercised in full, First Reserve Corporation would sell an additional 450,000 shares.


(10) The address of such person is 450 Park Avenue, New York, NY 10022.


(11) These shares are owned of record by Deltec Securities Corp., 535 Madison Avenue, New York, NY which has the power to vote the shares under discretionary account arrangements. Such voting power may be revoked at any time by the beneficial owner.


(12) Includes 75,000 shares of Class A Common Stock owned by Mr. Traber's wife.


(13) The address of such person is Heinrich-Vogl-Strasse 17, 81479, Munich, Germany.


(14) The address of such person is c/o Trust Department, Lloyds Bank International, King & George Streets, Nassau, Bahamas.


(15) Includes 100,000 shares owned by Mr. Edelman's wife.


(16) The address of such person is Apartado 87-1371, Panama 7, Republic of
     Panama.


(17) The address of such person is Ferdinandstrasse 75, 10095 Hamburg, Germany.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 40,000,000 shares of Class A Common Stock ($0.10 par value), 6,500,000 shares of Class B Common Stock ($0.10 par value), 5,000,000 shares of Class C Common Stock ($0.10 par value), 250,000 shares of Cumulative Redeemable Exchangeable Preferred Stock ($0.10 par value) ("1989 Preferred Stock"), and 5,000,000 shares of Preferred Stock ($0.10 par value) ("Preferred Stock").


    At the date of this Prospectus, there are 21,501,413 shares of Class A Common Stock, 25,963 shares of Class B Common Stock, 2,597,519 shares of Class C Common Stock and 208,332 shares of 1989 Preferred Stock issued and outstanding. No shares of Preferred Stock are outstanding.


    The following description of the terms of the Class A Common Stock, Class B Common Stock and Class C Common Stock and the 1989 Preferred Stock is not complete and is subject to and qualified in its entirety by reference to the Company's restated and amended articles of incorporation (the "Restated Articles of Incorporation"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK


    The holders of Class A Common Stock, Class B Common Stock and Class C Common Stock have identical rights and privileges except as set forth below. Holders of shares of each class of Common Stock have no preemptive rights, rights to maintain their respective percentage ownership interests in the Company or other rights to subscribe for additional shares of the Company, except that no additional shares of Class B Common Stock may be issued without the consent of the holders of more than 50% of the outstanding shares of the Class B Common Stock. The Restated Articles of Incorporation provide that if the Board of Directors of the Company approves a merger with an entity that is not controlled by the holders of Class A Common Stock or their affiliates, each share of Class B Common Stock is automatically converted into one share of Class A Common Stock. The shares of Common Stock outstanding after the Common Stock Offering, including the shares of Class A Common Stock to be issued hereby, when paid for and issued, will be fully paid and nonassessable.


DIVIDENDS


    Holders of shares of Class A Common Stock and Class C Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor; provided, however, that no dividends may be paid on any class of Common Stock until all dividends have been paid or declared and set apart and all mandatory redemption requirements have been satisfied on the 1989 Preferred Stock.


    Holders of Class B Common Stock were formerly entitled to receive, as and when declared by the Board of Directors, special dividends per share equal to .000001666% per share (as adjusted) of the cash flow of the Company (as defined in the Company's Restated Articles of Incorporation) for its prior fiscal year (the "Special Dividends").

    In July 1994, the Company exercised its right to terminate the Special Dividends on the Class B Common Stock, effective August 31, 1994. The Company's Restated Articles of Incorporation provide that when the Company terminates the Special Dividends, the holders of Class B Common Stock have the right to require the Company to purchase their shares at $17.50 per share plus all accrued and unpaid Special Dividends through the termination date ($0.2763 per share for the period July 1, 1994 through August 31, 1994).

    As of August 31, 1994, 190,938 shares of Class B Common Stock were repurchased for approximately $3.3 million. The remaining Class B Common Stockholders will not be paid any dividends until the aggregate amount of dividends paid on all other classes of stock exceeds the Common Stock

Allocation (defined as the Company's cash flow for each fiscal year after December 31, 1985, on a cumulative basis, minus all Special Dividends paid or accrued). At December 31, 1993 the Common Stock Allocation amounted to approximately $100.2 million. After the Common Stock Allocation has been satisfied, each share of Class B Common Stock will participate equally with each share of Class A Common Stock and Class C Common Stock with respect to all dividends.

VOTING RIGHTS

    The holders of Class A Common Stock shall be entitled to one vote per share and the holders of Class C Common Stock shall be entitled to ten votes per share upon all matters submitted for a vote to the shareholders of the Company. Except when required by Minnesota law and in certain special circumstances described in the Restated Articles of Incorporation, the holders of Class B Common Stock are not entitled to vote. Generally, the action of the majority of the votes evidenced by the shares of all classes voting as a single class represented at a meeting of the shareholders and entitled to vote is sufficient for actions that require a vote of the shareholders. The Restated Articles of Incorporation of the Company do not provide for cumulative voting.

RESTRICTIONS OF TRANSFER OF CLASS C COMMON STOCK

    The Shareholders' Agreement provides that the consideration per share which may be received by a holder of Class C Common Stock upon a sale of shares of Class C Common Stock may not exceed the average of the last reported sales prices per share of the Class A Common Stock for the 90 trading days preceding the date of such sale as reported on the Nasdaq National Market, and that any premium above such consideration will inure to the benefit of the Company. In addition, the Shareholders' Agreement provides that the above provisions may not be modified without the consent of the holders of 80% of the issued and outstanding shares of Class A Common Stock, including shares issued pursuant to the Common Stock Offering. The Restated Articles of Incorporation of the Company provide that any transfer of a share of Class C Common Stock (i) to any person who is not a signatory to the Shareholders' Agreement or (ii) to any person after the date on which the Shareholders' Agreement is for any reason no longer in effect, will automatically result in the conversion of such share into a share of Class A Common Stock. The purpose and effect of the transfer restrictions and the pricing restriction is to permit the existing shareholders to continue to elect a majority of the Company's Board of Directors and to direct most corporation actions after the completion of the Common Stock Offering, as well as to ensure that holders of Class C Common Stock will not receive a control premium on any disposition of their shares.

PREFERRED STOCK

  Preferred Stock

    The Company is authorized to issue 5,000,000 shares of Preferred Stock, in classes or series with such rights and preferences as the Board of Directors of the Company may determine, including voting rights, redemption rights, dividend rates, liquidation preferences and conversion rights (subject to the rights of the holders of other outstanding capital stock). There are no shares of Preferred Stock outstanding.

  1989 Preferred Stock

    The Company has outstanding 208,332 shares of 1989 Preferred Stock, of which 41,667 shares are classified as Series A, 41,667 shares are classified as Series B and 124,998 shares are classified as Series C. The holders of the Series A, Series B and Series C 1989 Preferred Stock are entitled to receive, as and when declared by the Board of Directors, annual dividends at the rate of $14.00, $13.84 and $14.61 per share, respectively. The shares of 1989 Preferred Stock are exchangeable, in whole or in part, at the option of the Company, for subordinated notes of the Company, subject to meeting certain debt incurrence tests. Commencing on August 1, 1994 and on August 1 of each year thereafter, so long as any of the shares of 1989 Preferred Stock remain outstanding, one-sixth of the number of originally issued shares of each series of 1989 Preferred Stock, less the number of shares of such series previously exchanged for notes, must be redeemed in cash, with the final redemption of the remaining outstanding shares on August 1, 1999. The redemption price of the 1989 Preferred Stock is $100 per share plus all accrued and unpaid dividends to the redemption date. Except for dividends on the Company's Class B Common Stock, no dividends may be declared or paid on any other capital stock of the Company during any fiscal year until the Company has paid or declared and set apart all dividends and satisfied the mandatory redemption requirements on all outstanding shares of 1989 Preferred Stock. The 1989 Preferred Stock has no voting rights, except as may be provided by law.

LIQUIDATION PREFERENCES


    In the event of any complete liquidation, dissolution or winding up of the business of the Company, each share of Class B Common Stock would be entitled to a distribution equal to $5.70 per share, as adjusted, before any distribution is made with respect to any other class of stock of the Company. Thereafter, each share of 1989 Preferred Stock would be entitled to a distribution equal to $100 per share plus accrued and unpaid dividends. Thereafter, each share of the Class A Common Stock, Class B Common Stock and Class C Common Stock would participate equally in all liquidating distributions.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for shares of the Class A Common Stock and Class B Common Stock is Chemical Bank.

MINNESOTA ANTI-TAKEOVER PROVISIONS

    Section 302A.671, Minnesota Statutes, applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party or certain cash offers approved by a committee of disinterested directors) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673, Minnesota Statutes, generally prohibits any business combination by the Company with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Bear, Stearns & Co. Inc. and PaineWebber Incorporated, as representatives (the "Representatives") of the several underwriters (collectively, the "Underwriters"), the Underwriters have agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Class A Common Stock set forth in the table below:

                                                                    NUMBER
    UNDERWRITER                                                    OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.............
Bear, Stearns & Co. Inc.........................................
PaineWebber Incorporated........................................

                                                                   ---------
      Total.....................................................   3,000,000
                                                                   ---------
                                                                   ---------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are required to purchase all of the Class A Common Stock if any of the Class A Common Stock is purchased.

    The Underwriters propose to offer the Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $      per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share. After the initial public offering
of the Class A Common Stock, the offering price and other selling terms may be changed by the Underwriters.


    The Company or, at the option of a Selling Stockholder, such selling Stockholder has granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Class A Common Stock on the same terms and conditions as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Class A Common Stock. To the extent that the Underwriters exercise such options, each of the Underwriters will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number set forth opposite each such Underwriter's name above bears to 3,000,000.



    Certain of the Underwriters and selling group members that currently act as market makers for the Class A Common Stock may engage in "passive market making" in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceeding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.



    The Company, the Selling Stockholders and certain officers and directors, who beneficially own an aggregate of 8,312,685 shares of Class A Common Stock, have agreed not to sell, offer to sell or otherwise dispose of any shares of Class A Common Stock, or any security convertible into or exercisable or exchangeable for any shares of Class A Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives.


    In January 1994, DLJ acted as underwriter of the Company's 9 3/8% Debentures, for which it received customary discounts and commissions, and as advisor to the Company in connection with a consent solicitation, for which it received customary fees. In addition, the Representatives are acting as underwriters in connection with the Debenture Offering, for which they will receive customary discounts and commissions.

                                 LEGAL MATTERS


    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Phillips, Nizer, Benjamin, Krim & Ballon, New York, New York. Phillips, Nizer, Benjamin, Krim & Ballon will rely upon Dorsey & Whitney, Minneapolis, Minnesota with respect to certain matters concerning Minnesota law. Certain legal matters with respect to the Class A Common Stock will be passed upon for the Underwriters by Latham & Watkins, New York, New York.


                                    EXPERTS

    The audited financial statements and schedules of the Company included in this Prospectus and Registration Statement or appearing in the Company's Annual Report on Form 10-K have been examined by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing herein and in the Company's Annual Report on Form 10-K and have been included and incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The audited financial statements of Star Gas Corporation and subsidiaries included in this Prospectus and Registration Statement have been examined by KPMG Peat Marwick LLP, independent certified public accountants, as of September 30, 1994 and 1993 and for the years then ended, and by Ernst & Young LLP, independent auditors, for the year ended September 30, 1992, as set forth in their respective reports thereon appearing elsewhere herein, and have been so included in reliance upon the reports of KPMG Peat Marwick LLP and Ernst & Young LLP given upon the authority of such firms as experts in accounting and auditing.

    The audited financial statements of Fuel Oil and Liquid Propane Divisions of DeBlois Oil Company incorporated by reference in this Prospectus and Registration Statement have been examined by Sansiveri, Ryan, Sullivan & Co., independent auditors, as of December 31, 1993, and 1992 and for the years then ended as set forth in their report, incorporated by reference herein, and have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1994 and its Current Reports on Form 8-K filed on July 13, 1994, September 12, 1994 and December 22, 1994 are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the effective date of the Registration Statement shall be deemed incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are incorporated by reference in such document). Requests shall be directed to the attention of George Leibowitz, Senior Vice President, Petroleum Heat and Power Co., Inc., 2187 Atlantic Street, Stamford, CT 06902 (telephone
(203) 325-5400).

                         INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE

Consolidated Financial Statements of Petroleum Heat and Power
  Co., Inc. and Subsidiaries:

  Independent Auditors' Report...................................      F-2

  Consolidated Balance Sheets....................................      F-3

  Consolidated Statements of Operations..........................      F-4

  Consolidated Statements of Changes in Stockholders' Equity
(Deficiency).....................................................      F-5

  Consolidated Statements of Cash Flows..........................      F-6

  Notes to Consolidated Financial Statements.....................      F-8

Consolidated Financial Statements of Star Gas Corporation and
  Subsidiaries:

  Independent Auditors' Reports..................................     F-30

  Consolidated Balance Sheets....................................     F-32

  Consolidated Statements of Operations..........................     F-33

  Consolidated Statements of Shareholders' Equity (Deficiency)...     F-34

  Consolidated Statements of Cash Flows..........................     F-35

  Notes to Consolidated Financial Statements.....................     F-37

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
  PETROLEUM HEAT AND POWER CO., INC.:

    We have audited the accompanying consolidated balance sheets of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1992, and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.

                                                           KPMG PEAT MARWICK LLP

New York, New York
February 28, 1994

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                        ---------------------------   SEPTEMBER 30,
                                                                            1992           1993           1994
                                                                        ------------   ------------   -------------
                                                                                                       (UNAUDITED)
ASSETS
Current assets:
 Cash.................................................................  $  3,859,557   $  4,613,546   $  17,054,782
 Accounts receivable (net of allowance of $1,270,754, $1,026,202 and
$2,609,280)...........................................................    78,358,514     74,818,503      43,687,417
 Inventories..........................................................    15,729,305     13,992,928      14,198,175
 Prepaid expenses.....................................................     4,623,433      5,230,865       6,239,369
 Notes receivable and other current assets............................     1,680,633      1,715,329       1,436,187
 U.S. Treasury Notes held in a Cash Collateral Account................       --          20,000,000        --
                                                                        ------------   ------------   -------------
      Total current assets............................................   104,251,442    120,371,171      82,615,930
                                                                        ------------   ------------   -------------
Property, plant and equipment.........................................    61,092,297     62,643,562      67,838,103
 Less accumulated depreciation and amortization.......................    28,342,302     31,103,032      34,191,071
                                                                        ------------   ------------   -------------
                                                                          32,749,995     31,540,530      33,647,032
                                                                        ------------   ------------   -------------
Intangible assets (net of accumulated amortization of $188,459,167,
 $217,190,143 and $236,656,477)
   Customer lists.....................................................    86,093,145     73,177,198      79,066,572
   Deferred charges...................................................    14,128,629     13,717,281      22,293,795
   Deferred pension costs.............................................       --           1,332,616       1,332,616
                                                                        ------------   ------------   -------------
                                                                         100,221,774     88,227,095     102,692,983
                                                                        ------------   ------------   -------------
Investment in Star Gas Corporation....................................       --          16,000,000      14,757,000
                                                                        ------------   ------------   -------------
U.S. Treasury Notes held in a Cash Collateral Account.................    15,000,000        --             --
                                                                        ------------   ------------   -------------
Other assets..........................................................       560,000        450,000         425,000
                                                                        ------------   ------------   -------------
                                                                        $252,783,211   $256,588,796   $ 234,137,945
                                                                        ------------   ------------   -------------
                                                                        ------------   ------------   -------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
 Working capital borrowings...........................................  $ 32,000,000   $ 28,000,000   $    --
 Current maturities of other long-term debt...........................        33,345         33,345          33,345
 Current installments of capital lease obligations....................       103,595        --             --
 Current maturities of cumulative redeemable preferred stock..........       --           4,166,667       4,166,667
 Subordinated notes payable...........................................    12,400,373        --             --
 Accounts payable.....................................................    15,289,518     16,664,026       8,550,814
 Customer credit balances.............................................    19,317,863     22,324,023      27,090,937
 Unearned service contract revenue....................................    13,180,431     13,018,983      13,171,375
 Accrued expenses:
   Wages and bonuses..................................................     5,030,100      6,392,559       6,155,676
   Taxes other than income taxes......................................     1,856,074      1,564,822         469,658
   Pension............................................................     2,373,188      1,465,905       1,015,989
   Other..............................................................     9,410,757     10,046,589      13,604,085
                                                                        ------------   ------------   -------------
      Total current liabilities.......................................   110,995,244    103,676,919      74,258,546
                                                                        ------------   ------------   -------------
Maxwhale Notes Payable................................................    50,000,000     50,000,000        --
                                                                        ------------   ------------   -------------
Senior notes payable..................................................       --             --           42,631,832
                                                                        ------------   ------------   -------------
Other long-term debt..................................................        80,404         47,059       8,820,800
                                                                        ------------   ------------   -------------
Supplemental benefits payable.........................................     1,688,728      1,652,314       1,636,919
                                                                        ------------   ------------   -------------
Pension plan obligation...............................................     1,239,250      7,079,494       7,059,730
                                                                        ------------   ------------   -------------
Subordinated notes payable............................................    84,978,349    135,263,663     167,631,831
                                                                        ------------   ------------   -------------
Cumulative redeemable exchangeable preferred stock, par value $.10 per share, 409,722 shares authorized 408,884, 250,000 and 208,332 shares outstanding of which 41,667 at December 31, 1993 and September 30,
1994 are reflected as current.........................................    37,717,790     20,833,333      16,666,533
                                                                        ------------   ------------   -------------
Commitments and contingencies
Stockholders' equity (deficiency):
 Preferred stock-par value $.10 per share; 5,000,000 shares
   authorized, none outstanding
 Class A common stock-par value $.10 per share; 40,000,000 shares
   authorized, 18,992,579 shares outstanding..........................     1,899,258      1,899,258       1,899,258
 Class B common stock-par value $.10 per share; 6,500,000 shares authorized, 216,901, 216,901 and 25,963 shares outstanding
(liquidation preference--$1,236,336, $1,236,336 and $147,972).........        21,690         21,690           2,596
 Class C common stock-par value $.10 per share; 5,000,000 shares
   authorized, 2,545,139 shares outstanding...........................       254,514        254,514         254,514
 Additional paid-in capital...........................................    54,462,132     54,416,259      51,093,938
 Deficit..............................................................   (89,274,148)  (112,741,672)   (132,004,517)
 Minimum pension liability adjustment.................................       --          (4,534,035)     (4,534,035)
                                                                        ------------   ------------   -------------
                                                                         (32,636,554)   (60,683,986)    (83,288,246)
Note receivable from stockholder......................................    (1,280,000)    (1,280,000)     (1,280,000)
                                                                        ------------   ------------   -------------
Total stockholders' equity (deficiency)...............................   (33,916,554)   (61,963,986)    (84,568,246)
                                                                        ------------   ------------   -------------
                                                                        $252,783,211   $256,588,796   $ 234,137,945
                                                                        ------------   ------------   -------------
                                                                        ------------   ------------   -------------

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                    ------------------------------------------   ---------------------------
                                        1991           1992           1993           1993           1994
                                    ------------   ------------   ------------   ------------   ------------
                                                                                         (UNAUDITED)
Net sales........................   $523,243,243   $512,430,194   $538,526,317   $377,383,609   $385,290,895
Cost of sales....................    378,771,961    350,941,386    366,809,517    262,367,466    257,239,663
                                    ------------   ------------   ------------   ------------   ------------
 Gross profit....................    144,471,282    161,488,808    171,716,800    115,016,143    128,051,232
Selling, general and
 administrative expenses.........     79,427,873     83,407,680     93,378,666     68,270,664     68,570,797
Direct delivery expense..........     25,007,204     26,756,585     29,901,565     20,909,602     23,336,788
Amortization of customer lists...     24,839,983     23,496,438     23,182,730     18,236,229     14,801,779
Depreciation and amortization of
 plant and equipment.............      5,550,381      5,534,205      5,933,100      4,368,314      4,307,857
Amortization of deferred
charges..........................      5,185,113      5,363,321      5,548,246      4,136,435      4,664,555
Provision for supplemental
benefits.........................        --           1,973,728        263,586        193,122        209,601
                                    ------------   ------------   ------------   ------------   ------------
   Operating income (loss).......      4,460,728     14,956,851     13,508,907     (1,098,223)    12,159,855
Other income (expense):
 Interest expense................    (21,916,205)   (20,204,808)   (22,155,840)   (16,501,218)   (18,055,514)
 Interest income.................      1,187,676      1,582,885      1,647,435      1,354,068      1,334,718
 Gains (losses) on sales of fixed
assets...........................       (104,911)         8,297       (164,686)       (28,817)        83,141
 Other...........................         60,147       (332,590)       --             --             --
                                    ------------   ------------   ------------   ------------   ------------
 Loss before income taxes, equity
   interest in Star Gas and
extraordinary item...............    (16,312,565)    (3,989,365)    (7,164,184)   (16,274,190)    (4,477,800)
Income taxes.....................        250,000        400,000        400,000        218,000        425,000
                                    ------------   ------------   ------------   ------------   ------------
 Loss before equity interest in
   Star Gas and extraordinary
item.............................    (16,562,565)    (4,389,365)    (7,564,184)   (16,492,190)    (4,902,800)
                                    ------------   ------------   ------------   ------------   ------------
Share of loss of Star Gas
Corporation......................        --             --             --             --          (1,243,000)
                                    ------------   ------------   ------------   ------------   ------------
 Loss before extraordinary
item.............................    (16,562,565)    (4,389,365)    (7,564,184)   (16,492,190)    (6,145,800)
Extraordinary item--loss on early
extinguishment of debt...........        --             --            (867,110)      (867,110)      (654,500)
                                    ------------   ------------   ------------   ------------   ------------
 Net loss........................   $(16,562,565)  $ (4,389,365)  $ (8,431,294)  $(17,359,300)  $ (6,800,300)
                                    ------------   ------------   ------------   ------------   ------------
                                    ------------   ------------   ------------   ------------   ------------
Net loss applicable to common
stock............................   $(19,854,648)  $ (8,842,105)  $(11,798,320)  $(20,726,296)  $(10,140,746)
Income (loss) before
 extraordinary item per common
 share:
 Class A Common Stock............         $(1.64)         $(.81)         $(.53)         $(.94)         $(.45)
 Class B Common Stock............            .31           1.14           1.88           1.41           1.10
 Class C Common Stock............          (1.64)          (.81)          (.53)          (.94)          (.45)
Extraordinary loss per common
 share:
 Class A Common Stock............          $  --           $ --          $(.04)         $(.04)         $(.03)
 Class B Common Stock............             --             --             --             --             --
 Class C Common Stock............             --             --           (.04)          (.04)          (.03)
Net income (loss) per common
 share:
 Class A Common Stock............         $(1.64)         $(.81)         $(.57)         $(.98)         $(.48)
 Class B Common Stock............            .31           1.14           1.88           1.41           1.10
 Class C Common Stock............          (1.64)          (.81)          (.57)          (.98)          (.48)
Weighted average number of common
 shares outstanding:
 Class A Common Stock............     10,180,558     12,854,266     18,992,579     18,992,579     18,992,579
 Class B Common Stock............      3,034,060      2,447,473        216,901        216,901        195,919
 Class C Common Stock............      2,545,139      2,545,139      2,545,139      2,545,139      2,545,139


          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993 AND NINE MONTHS ENDED SEPTEMBER 30,
                                1994 (UNAUDITED)

                                                    COMMON STOCK
                       ----------------------------------------------------------------------
                               CLASS A                  CLASS B                CLASS C
                       -----------------------   ---------------------   --------------------   ADDITIONAL
                         NO. OF                    NO. OF                 NO. OF                  PAID-IN
                         SHARES       AMOUNT       SHARES      AMOUNT     SHARES      AMOUNT      CAPITAL        DEFICIT
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
31, 1990.............  10,180,558   $1,018,056    3,034,060   $303,406   2,545,139   $254,514   $13,124,567   $ (53,507,701)
Net loss.............                                                                                           (16,562,565)
Cash dividends
 declared and
 paid................                                                                                            (3,927,446)
Cash dividends
payable..............                                                                                              (292,610)
Redeemable preferred
 stock issuance
costs................                                                                              (550,962)
Accretion of
 redeemable preferred
stock................                                                                               (23,083)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
31, 1991.............  10,180,558    1,018,056    3,034,060    303,406   2,545,139    254,514    12,550,522     (74,290,322)
Net loss.............                                                                                            (4,389,365)
Cash dividends
 declared and
 paid................                                                                                            (7,987,026)
Cash dividends
payable..............                                                                                            (2,607,435)
Accretion of
 redeemable preferred
stock................                                                                              (194,740)
Class A Common Stock
issued...............   4,330,000      433,000                                                   47,197,000
Class A Common Stock
 exchanged for Class
 B Common Stock......   4,482,021      448,202   (2,817,159)  (281,716)                            (166,486)
Class A Common Stock
 issuance and
exchange offer
costs................                                                                            (4,924,164)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
31, 1992.............  18,992,579    1,899,258      216,901     21,690   2,545,139    254,514    54,462,132     (89,274,148)
Net loss.............                                                                                            (8,431,294)
Cash dividends
 declared and
 paid................                                                                                           (11,972,850)
Cash dividends
payable..............                                                                                            (3,063,380)
Accretion of
 redeemable preferred
stock................                                                                               (45,873)
Minimum pension
 liability
adjustment...........
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at December
31, 1993.............  18,992,579    1,899,258      216,901     21,690   2,545,139    254,514    54,416,259    (112,741,672)
Net loss.............                                                                                            (6,800,300)
Cash dividends
 declared and
 paid................                                                                                            (9,501,108)
Cash dividends
payable..............                                                                                            (2,961,437)
Repurchase Class B
 Common Stock........                              (190,938)   (19,094)                          (3,322,321)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
Balance at September
30, 1994.............  18,992,579   $1,899,258       25,963   $  2,596   2,545,139   $254,514   $51,093,938   $(132,004,517)
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------
                       ----------   ----------   ----------   --------   ---------   --------   -----------   -------------


                         MINIMUM        NOTE
                         PENSION     RECEIVABLE
                        LIABILITY       FROM
                       ADJUSTMENT    STOCKHOLDER      TOTAL
                       -----------   -----------   ------------
Balance at December
31, 1990.............  $   --        $(1,280,000)  $(40,087,158)
Net loss.............                               (16,562,565)
Cash dividends
 declared and
 paid................                                (3,927,446)
Cash dividends
payable..............                                  (292,610)
Redeemable preferred
 stock issuance
costs................                                  (550,962)
Accretion of
 redeemable preferred
stock................                                   (23,083)
                       -----------   -----------   ------------
Balance at December
31, 1991.............      --         (1,280,000)   (61,443,824)
Net loss.............                                (4,389,365)
Cash dividends
 declared and
 paid................                                (7,987,026)
Cash dividends
payable..............                                (2,607,435)
Accretion of
 redeemable preferred
stock................                                  (194,740)
Class A Common Stock
issued...............                                47,630,000
Class A Common Stock
 exchanged for Class
 B Common Stock......                                   --
Class A Common Stock
 issuance and
exchange offer
costs................                                (4,924,164)
                       -----------   -----------   ------------
Balance at December
31, 1992.............      --         (1,280,000)   (33,916,554)
Net loss.............                                (8,431,294)
Cash dividends
 declared and
 paid................                               (11,972,850)
Cash dividends
payable..............                                (3,063,380)
Accretion of
 redeemable preferred
stock................                                   (45,873)
Minimum pension
 liability
adjustment...........   (4,534,035)                  (4,534,035)
                       -----------   -----------   ------------
Balance at December
31, 1993.............   (4,534,035)   (1,280,000)   (61,963,986)
Net loss.............                                (6,800,300)
Cash dividends
 declared and
 paid................                                (9,501,108)
Cash dividends
payable..............                                (2,961,437)
Repurchase Class B
 Common Stock........                                (3,341,415)
                       -----------   -----------   ------------
Balance at September
30, 1994.............  $(4,534,035)  $(1,280,000)  $(84,568,246)
                       -----------   -----------   ------------
                       -----------   -----------   ------------

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                -----------------------------------------------    ------------------------------
                                    1991             1992             1993             1993             1994
                                -------------    -------------    -------------    -------------    -------------
                                                                                            (UNAUDITED)
Cash flows from operating
 activities:
 Net loss....................   $ (16,562,565)   $  (4,389,365)   $  (8,431,294)   $ (17,359,300)   $  (6,800,300)
 Adjustments to reconcile net
   loss to net cash provided
   by operating activities:
   Amortization of customer
lists........................      24,839,983       23,496,438       23,182,730       18,236,229       14,801,779
   Depreciation and
     amortization of plant
and equipment................       5,550,381        5,534,205        5,933,100        4,368,314        4,307,857
   Amortization of deferred
     charges and debt
discount.....................       5,223,354        5,394,397        5,548,246        4,148,045        4,664,555
   Share of loss of Star Gas
Corporation..................        --               --               --               --              1,243,000
   Provision for losses on
     accounts receivable.....       2,156,320        2,444,581        1,836,113        1,649,988        1,491,498
   Provision for supplemental
benefits.....................        --              1,973,728          263,586          193,122          209,601
   (Gain) loss on bond
redemptions..................         (60,147)         332,590          867,110          867,110          654,500
   (Gain) loss on sales of
     fixed assets............         104,911           (8,297)         164,686           28,817          (83,141)
   Amortization of acquired
     pension plan
obligation...................         (23,328)         (24,785)         (26,407)         (19,819)         (19,764)
   Decrease (increase) in
     accounts receivable.....       8,217,612       (6,994,519)       1,703,898       33,522,017       29,639,588
   Decrease (increase) in
inventory....................      12,509,679       (2,438,308)       1,736,377        2,941,246         (205,247)
   Decrease in income taxes
receivable...................         668,000         --               --               --               --
   Decrease (increase) in
     prepaid expenses, notes
     receivable and other
current assets...............         279,716          (12,823)        (642,128)      (1,465,990)        (729,362)
   Decrease (increase) in
     other assets............        (100,000)        (200,000)         110,000           10,000           25,000
   Increase (decrease) in
     accounts payable........      (6,133,548)       2,360,312        1,374,508       (6,115,613)      (8,113,212)
   Increase (decrease) in
     customer credit
balances.....................       2,378,664         (822,574)       3,006,160        7,168,515        4,766,914
   Increase (decrease) in
     unearned service
contract revenue.............         104,643          823,902         (161,448)        (845,939)         152,392
   Increase (decrease) in
     accrued expenses........         461,857         (756,093)         171,555         (150,670)       1,877,476
                                -------------    -------------    -------------    -------------    -------------
 Net cash provided by
   operating activities......      39,615,532       26,713,389       36,636,792       47,176,072       47,883,134
                                -------------    -------------    -------------    -------------    -------------
Cash flows used in investing
 activities:
 Acquisition of customer
lists........................     (10,127,482)     (33,361,262)     (10,266,783)     (10,199,182)     (13,319,403)
 Increase in deferred
charges......................      (2,570,234)      (1,800,647)      (3,581,798)      (3,047,753)      (7,901,570)
 Capital expenditures........      (4,146,765)     (14,509,037)      (5,182,335)      (4,309,984)      (6,622,621)
 Net proceeds from sales of
   fixed assets..............         261,333          528,376          294,014          129,638          291,403
 Investment in Star Gas
Corporation..................        --               --            (16,000,000)        --               --
                                -------------    -------------    -------------    -------------    -------------
      Net cash used in
        investing
activities...................     (16,583,148)     (49,142,570)     (34,736,902)     (17,427,281)     (27,552,191)
                                -------------    -------------    -------------    -------------    -------------

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                -----------------------------------------------    ------------------------------
                                    1991             1992             1993             1993             1994
                                -------------    -------------    -------------    -------------    -------------
                                                                                            (UNAUDITED)
Cash flows from financing
 activities:
 Proceeds from issuance of
   common stock..............        --             47,630,000         --               --               --
 Costs of issuing and
   exchanging common
stocks.......................        --             (4,924,164)        --               --               --
 Net proceeds from issuance
   of redeemable exchangeable
preferred stock..............       4,449,055        7,499,950         --               --               --
 Net proceeds from issuance
   of subordinated notes.....       5,700,000        6,800,000       48,067,642       48,067,642       71,087,500
 Repayment of notes
payable......................        --               --               --               --            (50,654,500)
 Repurchase of preferred
stock........................        --               --               --               --             (4,166,800)
 Repurchase of common stock--
Class B......................        --               --               --               --             (3,341,415)
 Repurchase of subordinated
notes........................      (5,616,508)      (6,964,693)     (25,368,574)     (25,368,574)        --
 Net (reductions) under
   financing arrangement.....     (19,250,000)      (7,750,000)      (4,000,000)     (32,000,000)     (28,000,000)
 Decrease (increase) in Cash
Collateral Account...........      (5,000,000)     (10,000,000)      (5,000,000)      (5,000,000)      20,000,000
 Decrease in other debt and
supplemental obligations.....         (33,345)         (33,346)        (161,089)        (250,009)        (250,004)
 Principal payments under
   capital lease
obligations..................        (686,577)        (596,833)        (103,595)        (103,595)        --
 Cash dividends paid.........      (5,216,921)      (8,279,636)     (14,580,285)     (11,516,905)     (12,564,488)
                                -------------    -------------    -------------    -------------    -------------
      Net cash provided by
        (used in) financing
activities...................     (25,654,296)      23,381,278       (1,145,901)     (26,171,441)      (7,889,707)
                                -------------    -------------    -------------    -------------    -------------
      Net increase (decrease)
        in cash..............      (2,621,912)         952,097          753,989        3,577,350       12,441,236
Cash at beginning of year....       5,529,372        2,907,460        3,859,557        3,859,557        4,613,546
                                -------------    -------------    -------------    -------------    -------------
Cash at end of year..........   $   2,907,460    $   3,859,557    $   4,613,546    $   7,436,907    $  17,054,782
                                -------------    -------------    -------------    -------------    -------------
                                -------------    -------------    -------------    -------------    -------------

          See accompanying notes to consolidated financial statements.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

    The consolidated financial statements include the accounts of Petroleum Heat and Power Co., Inc. (Petro) and its subsidiaries (the Company), each of which is wholly owned and, like Petro, is engaged in the retail distribution of home heating oil and propane in the Northeast. The Company currently operates in 28 major markets in the Northeast, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C., serving approximately 417,000 customers in those areas. Credit is granted to substantially all of these customers with no individual account comprising a concentrated credit risk.

  Investment in Star Gas Corporation

    The Company's investment in Star Gas Corporation (see note 15) is accounted for following the equity method.

  Inventories

    Inventories are stated at the lower of cost or market using the first-in, first-out method. The components of inventories were as follows at the dates indicated:

                                             DECEMBER 31,
                                      --------------------------    SEPTEMBER 30,
                                         1992           1993            1994
                                      -----------    -----------    -------------
Fuel oil...........................   $ 8,151,053    $ 6,289,676     $  5,354,914
Parts..............................     7,578,252      7,703,252        8,843,261
                                      -----------    -----------    -------------
                                      $15,729,305    $13,992,928     $ 14,198,175
                                      -----------    -----------    -------------
                                      -----------    -----------    -------------

  Property, Plant and Equipment

    Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

  Customer Lists and Deferred Charges

    Customer lists are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method with 90% of the cost amortized over six years and 10% of the cost amortized over 25 years.

    Deferred charges include goodwill, acquisition costs and payments related to covenants not to compete. The covenants are amortized using the straight-line method over the terms of the related contracts; acquisition costs are amortized using the straight-line method over a six-year period; while goodwill is amortized using the straight-line method over a twenty-five year period. Also included as deferred charges are the costs associated with the issuance of the Company's long-term and subordinated debt. Such costs are being amortized using the interest method over the lives of the instruments.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. When an intangible asset is deemed to be impaired, the amount of intangible impairment is measured based on market values, as available, or by projected operating cash flows, using a discount rate reflecting the Company's assumed average cost of funds.

  Customer Credit Balances

    Customer credit balances represent payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual fuel charges on a fixed monthly basis) in excess of actual deliveries billed.

  Unearned Service Contract Revenue

    Payments received from customers for burner service contracts are deferred and amortized into income over the terms of the respective service contracts, which generally do not exceed one year.

  Income Taxes

    The Company files a consolidated Federal income tax return with its subsidiaries. When appropriate, deferred income taxes were provided to reflect the tax effects of timing differences between financial and tax reporting. Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) (see note 9).

  Pensions

    The Company funds accrued pension costs currently on its pension plans, all of which are noncontributory.

  Common Stock

    In July 1992, the holders of Class A Common Stock exchanged 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock (see note
6). All numbers of Class A and Class C Common Stock and related amounts have been retroactively adjusted in the accompanying consolidated financial statements to reflect such exchange.

  Earnings per Common Share

    Earnings per common share are computed utilizing the three class method based upon the weighted average number of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding, after adjusting the net loss for preferred dividends declared and the accretion of 1991 Redeemable Preferred Stock, aggregating $3,292,000, $4,452,000, $3,367,000, $3,367,000 and
$3,341,000 for the years ended 1991, 1992 1993, and for the nine months ended September 30, 1993 and 1994, respectively. Fully diluted earnings per common share are not presented because the effect is not material or is antidilutive.

  Interim Financial Information

    The financial information as of September 30, 1994 and for the nine-month periods ended September 30, 1993 and September 30, 1994 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the financial position, results of operations and changes in cash

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) flows for the interim periods. Because of the seasonality of the business, the results for the nine months ended September 30, 1994 are not indicative of the results to be expected for the full year.

(2) PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment and their estimated useful lives were as follows at the indicated dates:

                                             DECEMBER 31,
                                      --------------------------    SEPTEMBER 30,       ESTIMATED
                                         1992           1993            1994           USEFUL LIVES
                                      -----------    -----------    -------------    ----------------
Land...............................   $ 1,469,065    $ 1,519,065     $  1,819,065
Buildings..........................     7,151,142      7,420,171        8,141,837      20-45 years
Fleet and other equipment..........    38,507,056     38,412,619       41,330,801       3-17 years
Furniture and fixtures.............    10,784,419     11,861,514       12,988,930       5-7 years
Leasehold improvements.............     3,180,615      3,430,193        3,557,470    Terms of leases
                                      -----------    -----------    -------------
                                       61,092,297     62,643,562       67,838,103
Less accumulated depreciation and
amortization.......................    28,342,302     31,103,032       34,191,071
                                      -----------    -----------    -------------
                                      $32,749,995    $31,540,530     $ 33,647,032
                                      -----------    -----------    -------------
                                      -----------    -----------    -------------

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL BORROWINGS

    Notes payable and other long-term debt, including working capital borrowings and current maturities of long-term debt, consisted of the following at the indicated dates:

                                                              DECEMBER 31,
                                                       --------------------------    SEPTEMBER 30,
                                                          1992           1993            1994
                                                       -----------    -----------    -------------
Notes payable to banks under working capital
borrowing arrangements(a)(c)........................   $32,000,000    $28,000,000     $   --
Notes payable in connection with the acquisition of
  Whale Oil Corp., refinanced on February 3, 1994
  and paid on February 4, 1994, with interest at the
  rate of 9% per annum(b)(c)........................    50,000,000     50,000,000         --
Amounts payable in connection with the purchase of a
  fuel oil dealer, due in monthly installments with
  interest at 6% per annum, through June 1, 1996
  (see note 10).....................................       113,749         80,404          55,395
Notes payable in connection with the purchase of
  fuel oil dealers, due in monthly, quarterly and
  annual installments with interest at various rates
  ranging from 8% to 9% per annum, maturing at
  various dates through September 13, 1999..........       --             --            8,798,750
                                                       -----------    -----------    -------------
                                                        82,113,749     78,080,404       8,854,145
Less current maturities, including working capital
borrowings..........................................    32,033,345     28,033,345          33,345
                                                       -----------    -----------    -------------
                                                       $50,080,404    $50,047,059     $ 8,820,800
                                                       -----------    -----------    -------------
                                                       -----------    -----------    -------------

                                                   (Footnotes on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL
BORROWINGS--(CONTINUED)

(Footnotes for preceding page)

- ------------------------

 (a)  Pursuant to a Credit Agreement dated December 31, 1992, as restated and amended (Credit
      Agreement), the Company may borrow up to $75 million under a revolving credit facility with a sublimit under a borrowing base established each month. Amounts borrowed under the revolving credit facility are subject to a 45 day clean-up requirement prior to
      September 30, of each year and the facility terminates on June 30, 1996. As collateral for the financing arrangement, the Company granted to the lenders a security interest in the customer lists trademarks and trade names owned by the Company, including the proceeds therefrom.

      Interest on borrowings is payable monthly and is based upon the floating rate selected at the option of the Company of either the Eurodollar Rate (as defined below) or the
      Alternate Base Rate (as defined below), plus 125 to 175 basis points on Eurodollar
      Loans or 0 to 50 basis points on Alternative Base Rate Loans, based upon the ratio of
      Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement).
      The Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements. The Alternate Base Rate is the greater of (i) the prime rate or base rate of Chemical Bank in effect or (ii) the Federal Funds Rate in effect plus
      1/2 of 1%. At December 31, 1993, the rate on the working capital borrowings was 4.9%.
      The Company pays a facility fee of 0.375% on the unused portion of the revolving credit facility. Compensating balances equal to 5.0% of the average amount outstanding during the relevant period are also required under the agreement.

      On August 1, 1994, the Company further amended the Credit Agreement to include a $50 million two-year revolving credit acquisition facility, convertible into a three-year self amortizing loan. Assuming the refinancing of the Company's 11.85%, 12.17% and
      12.18% Senior and Subordinated Notes due in 1998, repayments and/or sinking fund deposits equal to 1/3 of the outstanding balance of the facility on June 30, 1996 would be payable annually with the final payment due May 30, 1999. If the assumed refinancing does not occur on or prior to June 30, 1998, the final payment due on May 30, 1999 would be accelerated to June 30, 1998. The Company has additionally pledged its accounts receivable and inventory as security under the Credit Agreement.

 (b)  On July 22, 1987, Maxwhale Corp. (Maxwhale), a wholly owned subsidiary of Petro, acquired certain assets of Whale Oil Corp. for $50.0 million. The purchase price was paid by the issuance of $50.0 million of 9% notes due June 1, 1994. The notes were nonrecourse to Petro, but were secured by letters of credit issued by certain banks pursuant to the Credit Agreement. Maxwhale paid a fee on these letters of credit, calculated at a range of 1.75% to 2.25% on $50.0 million less the balance maintained in a Cash Collateral Account, plus 0.25% on the Cash Collateral Account balance. Petro had fully guaranteed these letters of credit. The Maxwhale customer list was pledged pursuant to a security agreement in favor of the banks.

      On February 4, 1994, the Company repaid the $50.0 million of Maxwhale notes at a purchase price of 101.33% of the principal amount thereof, with a portion of the proceeds of its $75.0 million 9 3/8% public subordinated debenture offering completed on February 3, 1994 (see note 5). The Company recorded an extraordinary loss in 1994 of approximately $0.7 million as a result of the early payment on such debt. Since the
      Maxwhale notes were refinanced with the proceeds of new long term debt, such notes were classified as long term at December 31, 1993.

                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(3) NOTES PAYABLE, OTHER LONG-TERM DEBT AND WORKING CAPITAL
BORROWINGS--(CONTINUED)

(Footnotes continued from preceding page)


      Under the Credit Agreement, the Company was required to make annual deposits into a
      Cash Collateral Account to secure the outstanding letters of credit. The first such deposit of $5 million was made on June 15, 1991 with additional deposits of $10 million occurring on April 1, 1992 and $5 million on May 15, 1993. As a result of the repayment of the Maxwhale notes, the $20 million in the cash collateral account was released for general corporate purposes on February 4, 1994.

 (c)  The customer lists, trademarks and trade names pledged to the banks under the Credit
      Agreement are carried on the December 31, 1993 balance sheet at $73,177,198. Under the terms of the Credit Agreement, the Company is required, among other things, to maintain certain minimum levels of cash flow, as well as certain ratios on consolidated debt. In the event of noncompliance with certain of the covenants, the banks have the right to declare all amounts outstanding under the loans to be due and payable immediately.

      With the refinancing of the Maxwhale notes with a portion of the Company's 9 3/8%
      Subordinated Debentures, there are no other annual maturities of long-term debt for each of the next five years as of December 31, 1993, except for the required repayments of the acquisition related payable of approximately $80,000 due in equal monthly installments of approximately $3,300 through June 30, 1996.


(4) LEASES AND CAPITAL LEASE OBLIGATIONS


    The Company was obligated under various capital leases entered into during 1988 and 1989 for service vans. The leases expired in 1993 and were renewed on a month to month basis thereafter. The gross amounts of fleet and other equipment and related accumulated amortization recorded under the capital leases were as follows at the dates indicated:

                                               DECEMBER 31,          SEPTEMBER 30,
                                         ------------------------    -------------
                                            1992          1993           1994
                                         ----------    ----------    -------------

Fleet and other equipment.............   $2,701,658    $2,701,658     $ 2,701,658
Less accumulated amortization.........    2,598,063     2,701,658       2,701,658
                                         ----------    ----------    -------------
                                         $  103,595    $   --         $   --
                                         ----------    ----------    -------------
                                         ----------    ----------    -------------

    Amortization of assets held under capital leases is included with depreciation expense.

    The Company also leases real property and equipment under noncancelable operating leases which expire at various times through 2008. Certain of the real property leases contain renewal options and require the Company to pay property taxes.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(4) LEASES AND CAPITAL LEASE OBLIGATIONS--(CONTINUED)
    Future minimum lease payments for all operating leases (with initial or remaining terms in excess of one year) are as follows:

                         YEAR ENDING                              OPERATING
                         DECEMBER 31,                              LEASES
- --------------------------------------------------------------   -----------
1994..........................................................   $ 3,260,000
1995..........................................................     2,974,000
1996..........................................................     2,128,000
1997..........................................................     1,507,000
1998..........................................................     1,392,000
Thereafter....................................................     5,046,000
                                                                 -----------
        Total minimum lease payments..........................   $16,307,000
                                                                 -----------
                                                                 -----------

    Rental expense under operating leases for the years ended December 31, 1991, 1992 and 1993 was $4,916,000, $4,448,000, and $5,346,000, respectively, and for the nine months ended September 30, 1993 and 1994 was $3,877,000 and $4,321,000, respectively.

(5) SUBORDINATED AND SENIOR NOTES PAYABLE

    Subordinated and Senior notes payable, net of unamortized original discounts, at the dates indicated, consisted of:

                                                            DECEMBER 31,
                                                     ---------------------------    SEPTEMBER 30,
                                                        1992            1993            1994
                                                     -----------    ------------    -------------
11.40% Subordinated Notes due July 1,
1993(a)(b)........................................   $12,400,373    $    --         $    --
14.275% Subordinated Notes due October 1,
1995(b)...........................................    12,478,349         --              --
11.85%, 12.17%, and 12.18% Subordinated and Senior
Notes due October 1, 1998(c)......................    60,000,000      60,000,000       60,000,000
14.10% Subordinated and Senior Notes due January
15, 2001(d).......................................    12,500,000      12,500,000       12,500,000
Subordinated and Senior Notes due March 1,
2000(e)...........................................       --           12,763,663       12,763,663
10 1/8% Subordinated Notes due April 1, 2003(f)...       --           50,000,000       50,000,000
9 3/8% Subordinated Debentures due February 1,
2006(g)...........................................       --              --            75,000,000
                                                     -----------    ------------    -------------
                                                      97,378,722     135,263,663      210,263,663
Less current maturities...........................    12,400,373         --              --
                                                     -----------    ------------    -------------
                                                     $84,978,349    $135,263,663    $ 210,263,663
                                                     -----------    ------------    -------------
                                                     -----------    ------------    -------------

                                                   (Footnotes on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(5) SUBORDINATED AND SENIOR NOTES PAYABLE--(CONTINUED)

(Footnotes for preceding page)

- ------------------------

 (a)  On July 2, 1984, the Company sold $20,000,000 of subordinated notes at an original discount of approximately $150,000. These notes (11.40% Notes) bore interest at 11.40%
      and were redeemable at the Company's option in whole, at any time, or in part, from time to time, at a redemption price of 101.5% of principal amount through June 30,
      1993. Interest was payable quarterly.

 (b)  On October 8, 1985, the Company sold $25,000,000 of subordinated fixed rate notes at an original discount of approximately $330,000. These notes (14.275% Notes) bore interest at 14.275% and were redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate of approximately 3.7%, which declined on
      October 1, 1992 to approximately 2.0% until October 1, 1993, when the 14.275% Notes were redeemable at par.

      In April 1991, the Company purchased $5,519,000 and $376,000 face value of its 11.40%
      Notes and 14.275% Notes, respectively, for an aggregate of $5,617,000. Unamortized deferred charges and bond discounts of $218,000 associated with the issuances of the
      11.40% Notes and the 14.275% Notes were written off upon the repurchase of the debt.
      The Company included a gain of $60,000 in 1991 on these repurchases and included such gain in other income.

      In March 1992, the Company purchased $2,445,000 of the 14.275% notes at par.
      Unamortized deferred charges and bond discounts of $62,000 associated with the issuance of these notes were written off on the repurchase of the debt in March 1992. On May 15,
      1992, the Company purchased $4,355,000 of the 14.275% Notes at a premium of 3.7%.
      Unamortized deferred charges and bond discounts of $106,000 associated with the issuance of these notes were written off on the repurchase of the debt in May 1992. The
      Company included a loss of $333,000 in 1992 on these repurchases and included such loss in other expenses.

      In May 1993, the Company repurchased the remaining outstanding amounts of its 11.40%
      Subordinated Notes due July 1, 1993 having a face amount of $12,430,000, at a redemption price of 101.5% of face value, for an aggregate of approximately $12.6 million and its outstanding 14.275% Subordinated Notes due October 1, 1995, having a face amount of $12,524,000, at a redemption price of 102.0% of face value, for an aggregate of approximately $12.8 million. Unamortized deferred charges and bond discounts of $447,000 associated with the issuance of these Notes were written off on the repurchase of the debt in May 1993. The Company recorded an extraordinary loss of
      $867,000 as a result of the early retirement of these notes.

 (c)  On September 1, 1988, the Company authorized the issuance of $60,000,000 of
      Subordinated Notes due October 1, 1998 bearing interest payable semiannually on the first day of April and October. The Company issued $40,000,000 of such notes on October
      14, 1988 bearing interest at the rate of 11.85% per annum, $15,000,000 of such notes on
      March 31, 1989 bearing interest at the rate of 12.17% per annum and $5,000,000 of such notes on May 1, 1990 bearing interest at the rate of 12.18% per annum. All such notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined.

 (d)  On January 15, 1991, the Company authorized the issuance of $12,500,000 of 14.10%
      Subordinated Notes due January 15, 2001 bearing interest payable quarterly on the fifteenth day of January, April, July and October. The Company issued $5,700,000 of such notes in April 1991 and $6,800,000 in March 1992. The notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined. On each January 15, commencing in 1996 and ending on January
      15, 2000, the Company is required to repay

                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(5) SUBORDINATED AND SENIOR NOTES PAYABLE--(CONTINUED)

(Footnotes continued from preceding page)


      $2,100,000 of the Notes. The remaining principal of $2,000,000 is due on January 15,
      2001. No premium is payable in connection with these required payments.

 (e)  In March 1993, the Company issued $12,764,000 of Subordinated Notes due March 1, 2000 in exchange for an equal amount of 1991 Redeemable Preferred Stock (see note 7). The
      Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that, it was permitted to incur Funded Debt. Under the applicable provisions of the
      Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993, and as such, was required to enter into the exchange. These notes call for interest payable monthly based on the sum of LIBOR plus 9.28%. At September 30,
      1994, LIBOR was 5.0625%.

 (f)  On April 6, 1993, the Company issued $50.0 million of 10 1/8% Subordinated Notes due
      April 1, 2003. These Notes are redeemable at the Company's option, in whole or in part, at any time on or after April 1, 1998 upon payment of a premium rate as defined.
      Interest is payable semiannually on the first day of April and October.

 (g)  On February 3, 1994, the Company issued $75.0 million of 9 3/8% Subordinated Debentures due February 1, 2006. These Debentures are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 1997 upon payment of a premium rate as defined. Interest is payable semiannually on the first day of February and August.

      In connection with the offering of its 9 3/8% Subordinated Debentures, the Company solicited and received consents of the holders of at least a majority in aggregate principal amount of each class of subordinated debt and redeemable preferred stock (see note 7) to certain amendments to the respective agreements under which the subordinated debt and the redeemable preferred stock were issued. In consideration for the consents, the Company paid to the holders of the subordinated debt due in 1998, 2000 and 2003 a cash payment aggregating $0.6 million and caused approximately $42.6 million of the aggregate principal amount of the subordinated debt to be ranked as senior debt. In addition, the Company agreed to increase dividends on the redeemable preferred stock by
      $2.00 per share per annum. The Company also paid approximately $1.5 million in fees and expenses to obtain such consents (see note 7).

Expenses connected with the above seven offerings, and amendments thereto, amounted to approximately $12,772,000. At December 31, 1992 and 1993, and September 30, 1994, the
unamortized balances relating to notes still outstanding amounted to approximately
$1,675,000, $2,762,000 and $6,915,000, respectively, and such balances are included in deferred charges.

Aggregate annual maturities for each of the next five years, are as follows as of December
31, 1993:


          YEAR ENDED
         DECEMBER 31,
         ------------
             1994...........................................   $   --
             1995...........................................       --
             1996...........................................     2,100,000
             1997...........................................     2,100,000
             1998...........................................    62,100,000

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS

    The Company's outstanding Common Stock consists of Class A Common Stock, Class B Common Stock and Class C Common Stock, each with various designations, rights and preferences. In 1992, the Company restated and amended its Articles of Incorporation increasing the authorized shares of Class A Common Stock to 40,000,000 and authorizing 5,000,000 shares of Class C Common Stock, $.10 par value. On July 29, 1992, the holders of Class A Common Stock exchanged, pro rata, 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock. The financial statements, as well as the table on the following page, give retroactive effect to this exchange.

    Holders of Class A Common Stock and Class C Common Stock have identical rights, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class C Common Stock are entitled to ten votes per share. Holders of Class B Common Stock do not have voting rights, except as required by law, or in certain limited circumstances.

    On July 29, 1992 and September 2, 1992, the Company sold an aggregate of 4,330,000 shares of its Class A Common Stock in a Public Offering (the "Offering") at an initial offering price of $11.00 per share.

    On September 17, 1992 the Company commenced an Exchange Offer (Exchange Offer) for all of the outstanding shares of its Class B Common Stock pursuant to which each holder of Class B Common Stock who validly tendered a share of Class B Common Stock for exchange was entitled to receive 1.591 shares of Class A Common Stock. The Exchange Offer expired on October 16, 1992 and, as a result, 2,817,159 shares of Class B Common Stock (92.8% of the total then outstanding) were exchanged for 4,482,021 shares of Class A Common Stock.

    Holders of Class B Common Stock were entitled to receive, as and when declared by the Board of Directors, Special Dividends equal to .000001666% per share per quarter of the Company's Cash Flow, as defined, for its prior fiscal year. For purposes of computing Special Dividends, Cash Flow represents the sum of (i) consolidated net income, plus (ii) depreciation and amortization of plant and equipment, and (iii) amortization of customer lists and restrictive covenants, (iv) excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company. Special Dividends are cumulative and are payable quarterly. If not paid, dividends on any other class of stock may not be paid until all Special Dividends in arrears are declared and paid.

    During July 1994, the Company exercised its right to terminate the Special Dividends on the Class B Common Stock, effective August 31, 1994, "the expiration date." The Company's restated and amended articles of incorporation provides that when the Company terminates the Special Dividends, the holders of Class B Common Stock have the right to require the Company to purchase their shares at $17.50 per share plus all accrued and unpaid Special Dividends through the expiration date ($0.2763 per share for the period July 1, 1994 through August 31, 1994).

    As of the expiration date of August 31, 1994, 190,938 shares of Class B Common Stock were repurchased for approximately $3.3 million. The remaining Class B Common Stockholders will not be paid any dividends until the aggregate amount of dividends paid on all other classes of stock exceeds the Common Stock Allocation (defined as the Company's cash flow for each fiscal year after December 31, 1985, on a cumulative basis, minus all Special Dividends paid or accrued). At December 31, 1993 the Common Stock Allocation amounted to approximately $100.2 million. After the Common Stock

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS--(CONTINUED)
Allocation has been satisfied, each share of Class B Common Stock will participate equally with each share of Class A Common Stock and Class C Common Stock with respect to all dividends.

    The following table summarizes the cash dividends declared on Common Stock and the cash dividends declared per common share for the periods indicated:

                                                                                 NINE MONTHS
                                          YEAR ENDED DECEMBER 31             ENDING SEPTEMBER 30,
                                   ------------------------------------    ------------------------
                                     1991         1992          1993          1993          1994
                                   --------    ----------    ----------    ----------    ----------
Cash dividends declared
  Class A.......................   $  --       $3,157,000    $9,971,000    $7,360,000    $7,834,000
  Class B.......................    952,000     2,715,000       408,000       306,000       238,000
  Class C.......................      --          465,000     1,336,000       986,000     1,050,000
Cash dividends declared per
  share
  Class A.......................   $  --       $      .18    $     .525    $      .39    $      .41
  Class B.......................        .31          1.14          1.88          1.41          1.10
  Class C.......................      --              .18          .525           .39           .41

    Under the Company's most restrictive dividend limitation, $7.1 million was available at December 31, 1993 for the payment of dividends on all classes of Common Stock. The amount available for dividends is increased each quarter by 50% of the cash flow, as defined, for the previous fiscal quarter.

    In the event of liquidation of the Company, each outstanding share of Class B Common Stock would be entitled to a distribution equal to its share of all accrued and unpaid Special Dividends, without interest, plus $5.70 per share, before any distribution is made with respect to the Class A or Class C Common Stock. Thereafter, each share of Class B Common Stock and each share of Class A and Class C Common Stock would participate equally in all liquidating distributions, subject to the rights of the holders of the Cumulative Redeemable Exchangeable Preferred Stock. The aggregate liquidation preference on the Class B Common Stock at September 30, 1994 amounted to an aggregate of $147,972.

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK


    The Company entered into agreements dated as of August 1, 1989 with John Hancock Mutual Life Insurance Company and Northwestern Mutual Life Insurance Company to sell up to 250,000 shares of its Redeemable Preferred Stock, par value $0.10 per share, at a price of $100 per share, which shares are exchangeable into Subordinated Notes due August 1, 1999 (1999 Notes). The Company sold 50,000 shares of the Redeemable Preferred Stock in August 1989, 50,000 shares in December 1989 and 150,000 shares in May 1990. The Redeemable Preferred Stock issued in August 1989 calls for dividends of $12 per share, while the stock issued in December 1989 and May 1990 calls for dividends of $11.84 and $12.61 per share, respectively. In connection with receiving the consents in 1994 to modify certain covenants under which the Redeemable Preferred Stock was issued, the Company has agreed to increase dividends on the Redeemable Preferred Stock by $2.00 per share per annum which began in February 1994. The shares of the Redeemable Preferred Stock are exchangeable in whole, or in part, at the option of the Company, for 1999 Notes of the Company.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK--(CONTINUED)
    On August 1, 1994, and on August 1 of each year thereafter, so long as any of the shares of Redeemable Preferred Stock remain outstanding, one-sixth of the number of originally issued shares of each series of Redeemable Preferred Stock outstanding less the number of shares of such series previously exchanged for 1999 Notes, are to be redeemed, with the final redemption of remaining outstanding shares occurring on August 1, 1999. The redemption price is $100 per share plus all accrued and unpaid dividends to such August 1. The first such redemption in the amount of $4,166,800 occurred on August 1, 1994.

    The Company entered into an agreement dated September 1, 1991 with United States Leasing International Inc. to sell up to 159,722 shares of its 1991 Redeemable Preferred Stock, par value $.10 per share, at an initial price of $78.261 per share, which shares were exchangeable into Subordinated Notes due March 1, 2000 (2000 Notes). The Company sold 63,889 shares of the Redeemable Preferred Stock in September 1991 at $78.261 per share and 94,995 shares in March 1992 at $78.951 per share, the accreted value of the initial price. The holders of the shares of 1991 Preferred Stock were entitled to receive monthly dividends based on the annual rate of the sum of LIBOR plus 4.7%.

    The Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that it was permitted to incur Funded Debt. Under the applicable provisions of the Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993 and as such, was required to enter into the exchange. In March 1993, the Company issued $12,763,663 of 2000 Notes in exchange for all of the 1991 Redeemable Preferred Stock (see note 5).

    Preferred dividends of $3,269,000, $4,258,000 and $3,321,000 were declared on all classes of preferred stock in 1991, 1992 and 1993, respectively. For the nine months ended September 30, 1993 and 1994, Preferred Dividends of $3,321,000 and $3,341,000 respectively, were declared on all classes of preferred stock.

    Aggregate annual maturities of Redeemable Preferred Stock are as follows as of December 31, 1993:

                          YEAR ENDED
                         DECEMBER 31,
- --------------------------------------------------------------
   1994.........................................   $ 4,167,000
   1995.........................................     4,166,000
   1996.........................................     4,167,000
   1997.........................................     4,167,000
   1998.........................................     4,167,000
   1999.........................................     4,166,000
                                                   -----------
                                                   $25,000,000
                                                   -----------
                                                   -----------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(8) PENSION PLANS

    The Company has several noncontributory defined contribution and defined benefit pension plans covering substantially all of its nonunion employees. Benefits under the defined benefit plans are generally based on years of service and each employee's compensation, while benefits under the defined contribution plans are based solely on compensation. Pension expense under all plans for the years ended December 31, 1991, 1992 and 1993 was $2,774,000, $2,447,000 and
$3,342,000, respectively, net of amortization of the pension obligation acquired.

    The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheets at the indicated dates:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1992            1993
                                                          ------------    ------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligations including vested
  benefits of $18,409,871 and $23,566,465..............   $ 18,790,759    $ 23,848,149
                                                          ------------    ------------
                                                          ------------    ------------
Projected benefit obligation...........................   $(21,715,790)   $(26,458,728)
Plan assets at fair value (primarily listed stocks and
bonds).................................................     16,581,099      17,252,490
                                                          ------------    ------------
Projected benefit obligation in excess of plan
assets.................................................     (5,134,691)     (9,206,238)
Unrecognized net loss from past experience different
  from the assumed and effects of changes in
assumptions............................................      3,645,967       7,538,164
Unrecognized net transitional obligation...............        606,394         546,784
Unrecognized prior service cost due to plan
amendments.............................................        674,044         785,832
Additional liability...................................     (2,133,731)     (6,260,201)
                                                          ------------    ------------
Accrued pension cost for defined benefit plans.........   $ (2,342,017)   $ (6,595,659)
                                                          ------------    ------------
                                                          ------------    ------------

    Net pension cost for defined benefit plans for the periods indicated included the following components:

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                   1991           1992           1993
                                                -----------    -----------    ----------
Service cost-benefits earned during the
period.......................................   $ 1,154,607    $ 1,162,736    $1,391,564
Interest cost on projected benefit
obligation...................................     1,665,229      1,781,444     1,778,401
Actual return on assets......................    (2,515,808)    (1,248,604)     (994,937)
Net amortization and deferral of gains and
losses.......................................     1,471,819        (71,885)      207,465
                                                -----------    -----------    ----------
      Net periodic pension cost for defined
benefit plans................................   $ 1,775,847    $ 1,623,691    $2,382,493
                                                -----------    -----------    ----------
                                                -----------    -----------    ----------
Assumptions used in the above accounting
  were:
Discount rate................................           8.5%           8.5%          7.0%
Rates of increase in compensation level......           6.0%           6.0%          4.0%
Expected long-term rate of return on
assets.......................................          10.0%          10.0%          8.5%

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(8) PENSION PLANS--(CONTINUED)
    In addition to the above, the Company made contributions to union-administered pension plans during the years ended December 31, 1991, 1992 and 1993 of $2,365,000, $2,442,000 and $2,867,000, respectively.

    The Company has recorded an additional minimum pension liability for underfunded plans of $5,866,651 at December 31, 1993, representing the excess of unfunded accumulated benefit obligations over plan assets. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed the related unrecognized prior service costs and net transition obligation, in which case the increase in liabilities is charged as a reduction of stockholders' equity. The Company has recorded intangible assets of $1,332,616 and a reduction in stockholders' equity of $4,534,035 as of December 31, 1993.

    In connection with the purchase of shares of a predecessor company as of January 1, 1979 by a majority of the Company's present holders of Class C Common Stock, the Company assumed a pension liability in the aggregate amount of $1,512,000, as adjusted, representing the excess of the actuarially computed present value of accumulated vested plan benefits over the net assets available for such benefits. Such liability, which amounted to $1,212,843 at December 31, 1993, is being amortized over 40 years.

    Under a 1992 supplemental benefit agreement, Malvin P. Sevin, the Company's then chairman and co-chief executive officer, was entitled to receive $25,000 per month for a period of 120 months following his retirement. In the event of his death, his designated beneficiary is entitled to receive such benefit. The expense related to this benefit was being accrued over the estimated remaining period of Mr. Sevin's employment. Mr. Sevin passed away in December 1992, prior to his retirement. The accrual for such benefit payable was accelerated at December 31, 1992 to $1,973,000, the present value (using a discount rate of 9%) of the payments now payable to his beneficiary, which payments commenced in January 1993.

    During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106) "Employers' Accounting for Post Retirement Benefits Other Than Pensions." This Statement requires that the expected cost of postretirement benefits be fully accrued by the first date of full benefit eligibility, rather than expensing the benefit when payment is made. As the Company generally does not provide for postretirement benefits, other than pensions, the adoption of the new Statement did not have any material effect on the Company's consolidated financial condition or results of operations.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(9) INCOME TAXES

    Income tax expense was comprised of the following for the indicated periods:

                                                                              NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                ----------------------------  ------------------
                                                  1991      1992      1993      1993      1994
                                                --------  --------  --------  --------  --------
Current:
  Federal...................................... $  --     $  --     $  --     $  --     $  --
  State........................................  250,000   400,000   400,000   218,000   425,000
                                                --------  --------  --------  --------  --------
                                                $250,000  $400,000  $400,000  $218,000  $425,000
                                                --------  --------  --------  --------  --------
                                                --------  --------  --------  --------  --------

    Deferred income tax expense results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effects of each were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1991          1992          1993
                                                           ---------    ----------    ----------
Excess of tax over book (book over tax) depreciation....   $(114,000)   $  (11,000)   $  242,000
Excess of book over tax vacation expense................    (223,000)       (3,000)      (93,000)
(Excess of book over tax) tax over book bad debt
expense.................................................     (74,000)     (165,000)       92,000
(Excess of book over tax) tax over book supplemental
benefit expense.........................................      --          (671,000)       12,000
Deferred service contracts..............................      66,000        66,000        18,000
Other, net..............................................      36,000        50,000       (60,000)
Recognition of tax benefit of net operating loss to the
  extent of current and previously recognized temporary
differences.............................................      --            --          (211,000)
Deferred tax assets not recognized......................     309,000       734,000        --
                                                           ---------    ----------    ----------
                                                           $  --        $   --        $   --
                                                           ---------    ----------    ----------
                                                           ---------    ----------    ----------

    As of December 31, 1993, the Company has for Federal tax reporting purposes, a net operating loss (NOL) carryforward of approximately $51.3 million. Total income tax expense amounted to $250,000 for 1991, $400,000 for 1992, and $400,000 for 1993. The following reconciles the effective tax rates to the "expected" statutory rates for the years indicated:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                    1991       1992       1993
                                                    -----      -----      -----
Computed "expected" tax (benefit) rate...........   (34.0)%    (34.0)%    (34.0)%
Reduction of income tax benefit resulting from:
  Net operating loss carryback limitation........    34.0       34.0       34.0
  State income taxes, net of Federal income tax
      benefit....................................     1.5       10.0        5.6
                                                    -----      -----      -----
                                                      1.5%      10.0%       5.6%
                                                    -----      -----      -----
                                                    -----      -----      -----

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(9) INCOME TAXES--(CONTINUED)
    During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any effect on the Company's consolidated financial condition or results of operations since the Company did not carry any deferred tax accounts on its balance sheet at December 31, 1992 and any net deferred assets set up as a result of applying SFAS 109 were fully reserved.

    Under SFAS No. 109, as of January 1, 1993, the Company had net deferred tax assets of approximately $14.1 million subject to a valuation allowance of approximately $14.1 million. The components of and changes in the net deferred tax assets and the changes in the related valuation allowance for 1993 using current rates were as follows (in thousands):

                                                                            DEFERRED
                                                              JANUARY 1,     EXPENSE     DECEMBER 31,
                                                                 1993       (BENEFIT)        1993
                                                              ----------    ---------    ------------
Net operating loss carryforwards...........................    $  14,389    $   2,606     $   16,995
Excess of tax over book depreciation.......................       (2,472)        (242)        (2,714)
Excess of book over tax vacation expense...................        1,042           93          1,135
Excess of book over tax (tax over book) supplemental
  benefit expense..........................................          671          (12)           659
Excess of book over tax (tax over book) bad debt expense...          440          (92)           348
Other, net.................................................           76           42            118
                                                              ----------    ---------    ------------
                                                                  14,146        2,395         16,541
Valuation allowance........................................      (14,146)      (2,395)       (16,541)
                                                              ----------    ---------    ------------
                                                               $  --        $  --         $  --
                                                              ----------    ---------    ------------
                                                              ----------    ---------    ------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses, that a full valuation allowance is appropriate.

    At December 31, 1993, the Company had the following income tax carryforwards for Federal income tax reporting purposes (in thousands):

     EXPIRATION
       DATE                                                          AMOUNT
- -----------------------------------------------------------------   -------
       2005......................................................   $26,651
       2006......................................................    15,012
       2007......................................................     1,367
       2008......................................................     8,286
                                                                    -------
                                                                    $51,316
                                                                    -------
                                                                    -------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS

    In connection with the acquisition of customer lists, equipment and other assets of previously unaffiliated fuel oil businesses, the Company entered into lease agreements covering certain vehicles with individuals, including certain stockholders, directors and executive officers. These leases are currently on a month-to-month basis, on terms comparable with leases from unrelated parties. Annual rentals under these leases are approximately $150,000.

    During 1981, the Company acquired the customer list, equipment and accounts receivable of a fuel oil business from two individuals, one of whom is, and the other of whom was, prior to his death, stockholders, directors and executive officers of the Company. The purchase price was approximately $1,233,000, of which $733,000 was paid at the closing and the balance was financed through the issuance of a $500,000, 6%, 15-year term note secured by property of the Company. The unpaid balance of this note at December 31, 1993 was $80,404 (see note 3).

    On November 6, 1985, the Company sold a building to certain related parties for $660,000, the same price the Company originally paid for the property in June 1984 and which was also the facility's independently appraised fair market value. The parties then leased the facility back to the Company pursuant to a ten-year agreement providing for rentals of $90,000 per annum plus escalation and taxes.

    Until 1985, the Company occupied a certain building under a lease agreement with an unaffiliated lessor. The lease was accounted for as a capital lease and, as such, the capitalized leased asset and obligation were included on the Company's balance sheet. In November 1985, pursuant to a competitive bidding process, the Company purchased the building from the landlord for $1,500,000. The building was resold for $1,500,000 in December 1985 to certain related parties, some of whom are stockholders, directors and executive officers of the Company. These related parties are leasing the building to the Company under a lease agreement which calls for rentals of $315,000 per annum (which was the independently appraised lease rental) plus escalations and which expires in 1995.

    In October 1986, Irik P. Sevin purchased 161,313 shares of Class A Common Stock and 40,328 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) of the Company for $1,280,000 (which was the fair market value as established by the Pricing Committee pursuant to the Stockholders' Agreement described below). The purchase price was financed by a note originally due December 31, 1989, but which has been extended to December 31, 1994. The note was amended in 1991 to increase the principal amount by $152,841, the amount of interest due from October 22, 1990 through December 31, 1991 and to change the interest rate on the note effective January 1, 1992 from 10% per annum to the LIBOR rate in effect for each month plus 0.75%. The note was amended again in 1992 to increase the principal amount by $66,537, the amount of interest due from January 1, 1992 through December 31, 1992. The note was amended in 1993 to increase the principal amount by $60,449, the amount of interest due from January 1, 1993 through December 31, 1993. At any time prior to the due date of the note, Mr. Sevin has the right to require the Company to repurchase all or any of these shares (as adjusted for stock splits, dividends and the like) for $6.35 per share (the Put Price), provided, however, that Mr. Sevin retain all shares of Class B Common Stock issued as stock dividends on the shares without adjustments to the Put Price. In December 1986, 50,410 shares of Class B Common Stock were issued as a stock dividend with respect to these shares, which shares were exchanged in October 1992 for 80,202 Class A Common Shares pursuant to the Exchange Offer discussed in Note 6. Upon the repurchase of the shares, the Company has agreed to issue an eight-year option to Mr. Sevin to purchase a like number of

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED) shares at the Put Price. Mr. Sevin has entered into an agreement with the Company that he will not sell or otherwise transfer to a third party any of the shares of Class A Common Stock or Class C Common Stock received pursuant to this transaction until the note has been paid in full.

    In November 1986, the Company issued stock options to purchase 30,000 shares and 20,000 shares, of the Class A Common Stock of the Company to Irik P. Sevin and Malvin P. Sevin, respectively, subject to adjustment for stock splits, stock dividends, and the like, upon the successful completion of a public offering of at least 10% of the common stock of the Company. Such a public offering was completed in December 1986. The option price for the shares of Class A Common Stock was $20 per share. The options, which were to expire on November 30, 1994, are nontransferable. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C Common Stock for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin then applied to 89,794 shares of Class A Common Stock and 22,448 shares of Class C Common Stock and the options held by Malvin P. Sevin then applied to 59,862 shares of Class A Common Stock and 14,966 shares of Class C Common Stock. The adjusted option price for each such share was $4.10. In November 1994, the options belonging to Malvin P. Sevin were exercised by his estate, while Irik P. Sevin's options were extended to November 30, 1997 on generally the same terms and conditions as the original options, however, Irik P. Sevin's extended options will vest in three equal annual installments on each November 30th.

    On December 2, 1986, the Company issued stock options to purchase 75,000 shares and 50,000 shares of Class A Common Stock to Irik P. Sevin and Malvin P. Sevin, respectively. The option price for the shares of Class A Common Stock was $20 per share. These options were nontransferable and were to expire on November 30, 1994. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin then applied to 224,483 shares of Class A Common Stock and 56,121 shares of Class C Common Stock and the options held by Malvin P. Sevin then applied to 149,655 shares of Class A Common Stock and 37,414 shares of Class C Common Stock. The adjusted option price for each such share were $4.10. In November 1994, the options belonging to Malvin P. Sevin were exercised by his estate, while Irik P. Sevin's options were extended to November 30, 1997 on generally the same terms and conditions as the original options, however, Irik P. Sevin's extended options will vest in three equal annual installments on each November 30th.

    On December 28, 1987, the Company issued stock options to purchase 24,000 shares of Class A Common Stock and 6,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July, 1992) to Irik P. Sevin. The option price for each such share is $7.50. These options are not transferable and expire on January 1, 1996.

    On March 3, 1989, the Company issued stock options to purchase 72,000 shares of Class A Common Stock and 18,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) to Irik P. Sevin and 48,000 shares of Class A Common Stock and 12,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED) to Malvin P. Sevin. The option price for each such share is $11.25. These options are nontransferable. Malvin P. Sevin's options expired in March 1994 unexercised while the expiration date of Irik P. Sevin's options were extended to March 3, 1999.

    On November 1, 1992, the Company issued stock options to an officer of the Company to purchase 25,000 shares of Class A Common Stock and issued another 25,000 stock options to this officer in June 1993. The option price for each such share is $11.00, the then market value of the stock on the date the options were granted. Twenty percent of the options become exercisable on each of the next five anniversary dates of the grants.


    In March 1994 the Company issued stock options to Irik P. Sevin to purchase 100,000 shares of Class A Common Stock. The option price for each such share is $8.50, the then market value of the stock on the date the options were granted. These options are non-transferable and expire on March 31, 2004.



    On August 23, 1994, the Company issued stock options to another officer of the Company to purchase 50,000 shares of Class A Common Stock. The option price for each such share is $7.50, the then market value of the stock on the date the options were granted. Twenty percent of the options become exercisable on each of the next five anniversary dates of the grant.


    In December 1992, Malvin P. Sevin passed away. All options previously owned by him were exercisable by his estate up until the original expiration dates of such options.

    During the first quarter of 1991, the Company contemplated the acquisition of a business engaged in the distribution of packaged industrial gases for other than heating purposes ("Packaged Industrial Gas Business"). As the Company was prohibited from making this acquisition because of restrictions under the Credit Agreement from which the Company was unable to obtain a waiver, the acquisition was consummated by certain of the principal holders of the Class C Common Stock. The Company entered into an agreement with the Packaged Industrial Gas Business to provide management services on request for a fee equal to the allocable cost of Company personnel devoted to the business with a minimum fee of $50,000 per annum plus an incentive bonus equal to 10% of the cash flow above budget. The fee received under such management contract for the seven months ended December 31, 1991 was $29,000 and for the years ended December 31, 1992 and 1993 was $50,000 and $4,000, respectively. Simultaneously with this acquisition, the Company entered into an option agreement expiring May 31, 1996 pursuant to which the Company had the right, exercisable at any time, to acquire the Packaged Industrial Gas Business for its fair market value, as determined by an independent appraisal. In January 1993, the Packaged Industrial Gas Business was sold by its owners to an unrelated third party and the Company's option agreement and management services agreement were cancelled.

    On August 1, 1991, the Company agreed to purchase certain assets of a fuel oil distributor for approximately $17 million, however, certain restrictions under the Company's lending arrangements made the cost of the acquisition unduly burdensome. Accordingly, in October 1991, certain shareholders of the Company, owning approximately 9% of the Class C Common Stock and certain unaffiliated investors, organized RAC Fuel Oil Corp. (RAC) to acquire such business, but gave Petro a five year option, which Petro was required to exercise when permitted by its lending arrangements, to purchase RAC for the same price, as adjusted for operations while the business was owned by RAC. Pending exercise of its option, the Company had been managing RAC's business at an annual fee of $161,000, which was designed to compensate the Company for its estimated costs and for supplying fuel oil to

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS--(CONTINUED)
RAC at the Company's cost. In August 1992, the Company was able to and did exercise its option to buy RAC. The acquisition price was approximately $17 million.

    The existing holders of Class C Common Stock of the Company have entered into a Shareholders' Agreement which provides that, in accordance with certain agreed-upon procedures, each will vote his shares to elect certain designated directors. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

(11) ACQUISITIONS

    During 1991, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $12,500,000.

    During 1992, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $41,500,000.

    During 1993, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $13,600,000. In addition, during 1993, the Company acquired a 29.5% interest in Star Gas Corporation for $16,000,000. (See note 15)

    Sales and net income of the acquired companies are included in the consolidated statements of operations from the respective dates of acquisition. Star Gas is accounted for following the equity method.

    Unaudited pro forma data giving effect to the purchased businesses and to the Star Gas investment as if they had been acquired on January 1 of the year preceding the year of purchase, with adjustments, primarily for amortization of intangibles, are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                1991        1992        1993
                                              --------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                           DATA)
Net sales..................................   $593,876    $604,491    $557,843
                                              --------    --------    --------
                                              --------    --------    --------
Equity in earnings of (share of loss of)
  Star Gas Corporation.....................      --            167     (11,923)
                                              --------    --------    --------
                                              --------    --------    --------
Net loss...................................    (15,547)     (3,012)    (19,570)
                                              --------    --------    --------
                                              --------    --------    --------
Earnings (loss) per common share:
  Class A Common Stock.....................   $  (1.62)   $   (.81)   $  (1.09)
  Class B Common Stock.....................        .57        1.77        2.47
  Class C Common Stock.....................      (1.62)       (.81)      (1.09)
                                              --------    --------    --------
                                              --------    --------    --------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(11) ACQUISITIONS--(CONTINUED)
    During the nine months ended September 30, 1994, the Company acquired the customer lists and equipment of seven unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $31,000,000.

(12) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                     NINE MONTHS
                                         YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                ------------------------------------------    --------------------------
                                   1991           1992            1993           1993           1994
                                -----------    -----------    ------------    -----------    -----------
Cash paid during the periods
 for:
 Interest....................   $21,928,724    $20,238,486    $ 21,705,736    $13,062,177    $14,934,390
 Income taxes................       202,650        319,487         495,739        280,655        296,508
Noncash investing activity:
 Acquisition of customer
   lists and deferred
charges......................       --             --              --             --          (8,798,750)
Noncash financing activities:
 Redemption of preferred
stock........................       --             --          (12,763,663)       --             --
 Issuance of subordinated
   notes payable.............       --             --           12,763,663        --             --
 Minimum pension liability...       --             --            5,866,651        --             --
 Deferred pension costs......       --             --           (1,332,616)       --             --
 Minimum pension liability
adjustment...................       --             --           (4,534,035)       --             --
Issuance of Note Payable.....       --             --              --             --           8,798,750

(13) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Notes Receivable and Other Current Assets, U.S. Treasury Notes held in a Cash Collateral Account, Working Capital Borrowings,
  Accounts Payable and Accrued Expenses

    The carrying amount approximates fair value because of the short maturity of these instruments.

 Long-Term Debt, Subordinated Notes Payable and Cumulative Redeemable
  Exchangeable
  Preferred Stock

    The fair values of each of the Company's long-term financing instruments, including current maturities, are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar instruments of comparable maturity.

    The estimated fair value of the Company's financial instruments are summarized as follows:

                                                          AT DECEMBER 31, 1993
                                                         ----------------------
                                                         CARRYING    ESTIMATED
                                                          AMOUNT     FAIR VALUE
                                                         --------    ----------
                                                         (AMOUNTS IN THOUSANDS)
Long-term debt........................................   $ 50,080     $  50,076
Subordinated notes payable............................    135,264       148,644
Cumulative Redeemable Exchangeable Preferred Stock....     25,000        27,170

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(13) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED) Limitations

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          THREE MONTHS ENDED
                                            ----------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                              1992         1992        1992         1992       TOTAL
                                            ---------    --------    ---------    --------    --------
Net sales................................   $ 219,975    $ 74,006    $  46,912    $171,537    $512,430
Gross profit.............................      84,098      17,660        6,800      52,931     161,489
Income (loss) before taxes...............      39,268     (20,020)     (28,553)      5,316      (3,989)
Net income (loss)........................   $  38,937    $(19,990)   $ (28,470)   $  5,134    $ (4,389)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------
Earnings (loss) per common share
Class A Common Stock.....................   $    2.86    $  (1.67)   $   (2.04)   $    .22    $   (.81)
Class B Common Stock.....................         .29         .29          .29         .29        1.14
Class C Common Stock.....................   $    2.86    $  (1.67)   $   (2.04)   $    .22    $   (.81)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------

                                                          THREE MONTHS ENDED
                                            ----------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                              1993         1993        1993         1993       TOTAL
                                            ---------    --------    ---------    --------    --------
Net sales................................   $ 251,271    $ 71,978    $  54,135    $161,142    $538,526
Gross profit.............................      89,595      15,817        9,604      56,701     171,717
Income (loss) before taxes and
  extraordinary item.....................      39,269     (25,972)     (29,571)      9,110      (7,164)
Net income (loss)........................   $  38,938    $(26,809)   $ (29,488)   $  8,928    $ (8,431)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------
Earnings (loss) per common share
Class A Common Stock.....................   $    1.72    $  (1.25)   $   (1.45)   $    .41    $   (.57)
Class B Common Stock.....................         .47         .47          .47         .47        1.88
Class C Common Stock.....................   $    1.72    $  (1.25)   $   (1.45)   $    .41    $   (.57)
                                            ---------    --------    ---------    --------    --------
                                            ---------    --------    ---------    --------    --------

                                                       THREE MONTHS ENDED
                                               ----------------------------------
                                               MARCH 31,    JUNE 30,    SEPT. 30,    NINE MONTHS ENDED
                                                 1994         1994        1994       SEPTEMBER 30, 1994
                                               ---------    --------    ---------    ------------------
Net sales...................................   $ 266,793    $ 69,267    $  49,231         $385,291
Gross profit................................     103,530      17,616        6,905          128,051
Income (loss) before taxes, equity interest
  and extraordinary item....................      50,417     (22,217)     (32,678)          (4,478)
Net income (loss)...........................      51,425     (23,761)     (34,464)          (6,800)
                                               ---------    --------    ---------       ----------
                                               ---------    --------    ---------       ----------
Earnings (loss) per common share
Class A Common Stock........................   $    2.30    $  (1.11)   $   (1.67)        $   (.48)
Class B Common Stock........................         .41         .41          .28             1.10
Class C Common Stock........................   $    2.30    $  (1.11)   $   (1.67)        $   (.48)
                                               ---------    --------    ---------       ----------
                                               ---------    --------    ---------       ----------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993 IS
                                   UNAUDITED)

(15) INVESTMENT IN STAR GAS

    In December 1993, the Company acquired an approximate 29.5% equity interest (42.8% voting interest) in Star Gas for $16.0 million in cash. Of such $16.0 million investment, $14.0 million was invested directly in Star Gas through the purchase of Series A 8% pay-in-kind Cumulative Convertible Preferred Stock of Star Gas, which is convertible into common stock of Star Gas, and $2.0 million was invested through Star Gas Holdings, Inc. ("Holdings"), a newly formed corporation. Certain other investors (including Holdings) invested a total of $49.0 million of additional equity in Star Gas, of which $11.0 million was in the form of cash and $38.0 million resulted from the conversion of long-term debt and preferred stock into equity. As a result of redemptions of a portion of the equity in Star Gas held by certain of the other investors that the Company expects will occur in connection with a Star Gas recapitalization, the Company expects that its direct and indirect equity interest in Star Gas will increase to 36.7% without any additional investment by the Company.

    Star Gas has granted to the Company an option, exercisable through December 20, 1998, to purchase 500,000 shares of common stock of Star Gas for an aggregate purchase price of approximately $5.0 million. In addition, each of the other investors in Star Gas (including each such investor whose investment is held through Holdings) has granted to the Company an option, exercisable for the period beginning on the date that Star Gas' audited financial statements for its fiscal year ended September 30, 1994 are first delivered to such investors and ending on December 31, 1998, to purchase such investor's interest in Star Gas (or, in the case of Holdings, to purchase such investor's interest in Holdings). In addition, each such investor has an unconditional option, exercisable beginning January 1, 1999 and ending on December 31, 1999, to require the Company to purchase such investor's interest in Star Gas (or Holdings). The purchase prices upon exercise of any such options are calculated based upon specified multiples of Star Gas' earnings before interest, taxes, depreciation and amortization (EBITDA), subject to certain minimum prices, and are payable in cash or Class A common stock of the Company or, in the case of Holdings' options, in cash, subordinated debt of the Company or, if the Company is not then permitted to issue such debt, preferred stock of the Company.

    The investors in Star Gas have entered into a shareholders' agreement which provides that the Company is entitled to nominate for election up to three persons to serve as directors of Star Gas, Holdings is entitled to nominate up to two persons, and the other investors (as a group) are entitled to nominate up to three persons. In addition, the shareholders' agreement provides that each investor in Star Gas, prior to selling any of its equity interests in Star Gas to any purchaser other than another investor in Star Gas, must first offer to sell such equity interests to Star Gas and then to the other investors.

    The Company is managing Star Gas' business under a Management Services Agreement which provides for an annual cash fee of $500,000 and an annual bonus equal to 5% of the increase in Star Gas' EBITDA over the fiscal year ended September 30, 1993, payable in common stock of Star Gas pursuant to a formula set forth in the Management Services Agreement. Star Gas also reimburses the Company for its expenses and the cost of certain Company personnel.

(16) SUBSEQUENT EVENT

    In December 1994, the Company exercised its right to purchase the remaining outstanding common equity of Star Gas by paying $3.8 million in cash and issuing
2.5 million shares of the Company's Class A common stock. In connection with this transaction and in accordance to the option agreements entered into during the Company's initial investment in Star Gas, certain other investors received options on 0.7 million shares of the Company's Class A common stock exercisable through December 1999 at $10.14 per share in exchange for certain options they held in Star Gas.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
  STAR GAS CORPORATION:

    We have audited the accompanying consolidated balance sheet of Star Gas Corporation and subsidiaries as of September 30, 1993 and 1994 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Gas Corporation and subsidiaries at September 30, 1993 and 1994 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the Consolidated Financial Statements, Star Gas Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1994.

                                                           KPMG PEAT MARWICK LLP

New York, New York
November 17, 1994

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Star Gas Corporation and Subsidiaries

    We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Star Gas Corporation and subsidiaries for the year ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Star Gas Corporation and Subsidiaries for the year ended September 30, 1992 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP


New York, New York
December 3, 1992,
except for Note 5
as to which the date is
April 1, 1993

                     STAR GAS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                          SEPTEMBER 30,
                                                                   ----------------------------
                                                                       1993            1994
                                                                   ------------    ------------
ASSETS
Current assets:
  Cash..........................................................   $    730,256    $  1,825,093
  Receivables, net of allowance of $716,000 and $521,000........      9,034,888       8,172,047
  Inventories (note 3)..........................................      6,445,293       4,778,007
  Prepaid expenses and other current assets.....................      1,596,457       1,734,090
  Assets held for sale (note 1).................................      7,378,126         --
                                                                   ------------    ------------
        Total current assets....................................     25,185,020      16,509,237
                                                                   ------------    ------------
Property and equipment:
  Customer equipment............................................    128,056,431     132,329,606
  Land and buildings............................................      9,918,745       9,739,310
                                                                   ------------    ------------
                                                                    137,975,176     142,068,916
        Less accumulated depreciation...........................     30,306,574      37,079,397
                                                                   ------------    ------------
                                                                    107,668,602     104,989,519
                                                                   ------------    ------------
Intangibles, net of accumulated amortization of $32,455,238 and
$36,394,491, and other assets...................................     19,529,973      15,644,682
                                                                   ------------    ------------
        Total assets............................................   $152,383,595    $137,143,438
                                                                   ------------    ------------
                                                                   ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current debt (note 5).........................................   $  8,197,953    $  4,766,063
  Accounts payable..............................................      9,433,402       2,875,975
  Accrued interest..............................................      7,833,308       1,364,263
  Other accrued expenses........................................      2,888,373       3,039,216
  Customer credit balances......................................      2,733,000       3,286,425
                                                                   ------------    ------------
        Total current liabilities...............................     31,086,036      15,331,942
                                                                   ------------    ------------
Long-term debt (note 5).........................................    123,991,264      70,163,385
                                                                   ------------    ------------
Deferred income taxes and other long-term liabilities...........        817,663         643,137
                                                                   ------------    ------------
Cumulative redeemable preferred stock...........................        --            8,264,100
                                                                   ------------    ------------
Shareholders' equity (deficiency): (notes 1,2 and 5)
  Common stock..................................................            266              45
  Preferred stock...............................................         41,729         500,111
  Capital in excess of par value................................     58,471,501     108,336,313
  Deficit.......................................................    (59,836,948)    (66,095,595)
  Treasury stock, at cost.......................................     (2,187,916)        --
                                                                   ------------    ------------
                                                                     (3,511,368)     42,740,874
                                                                   ------------    ------------
        Total liabilities and shareholders' equity..............   $152,383,595    $137,143,438
                                                                   ------------    ------------
                                                                   ------------    ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEARS ENDED SEPTEMBER 30,
                                                   --------------------------------------------
                                                       1992            1993            1994
                                                   ------------    ------------    ------------
Revenues:
  Propane and related products..................   $117,877,556    $132,194,740    $114,920,000
  Hauling.......................................     16,225,561      16,220,657      11,129,869
  Other, net....................................      6,636,627       5,780,581       6,742,273
                                                   ------------    ------------    ------------
                                                   140,739,744..    154,195,978     132,792,142
                                                   ------------    ------------    ------------
Costs and Expenses:
  Propane and related products..................     57,641,607      69,447,511      55,045,905
  Delivery and branch...........................     57,855,438      62,332,227      53,714,862
  Depreciation and amortization.................     14,128,104      16,092,452      11,781,088
  General and administrative....................      3,002,555       3,772,546       4,001,577
                                                   ------------    ------------    ------------
                                                   132,627,704..    151,644,736     124,543,432
                                                   ------------    ------------    ------------
Impairment of long-lived assets.................        --           33,047,065         --
                                                   ------------    ------------    ------------
Net loss on sales of businesses.................        --              --              739,789
                                                   ------------    ------------    ------------
Income (loss) before interest expense and income
taxes...........................................      8,112,040     (30,495,823)      7,508,921
Interest expense................................     16,665,525      16,335,155       9,514,569
                                                   ------------    ------------    ------------
Loss before income taxes........................     (8,553,485)    (46,830,978)     (2,005,648)
Income tax expense (benefit)....................     (1,294,003)        257,027         300,000
                                                   ------------    ------------    ------------
Net loss........................................   $ (7,259,482)   $(47,088,005)   $ (2,305,648)
                                                   ------------    ------------    ------------
                                                   ------------    ------------    ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


                                                            8%
                                                        CUMULATIVE
                                                        CONVERTIBLE
                             COMMON                      PREFERRED       CAPITAL IN                                     TOTAL
                              STOCK      PREFERRED         STOCK           EXCESS                       COMMON      SHAREHOLDERS'
                           -----------     STOCK     -----------------     OF PAR                      TREASURY        EQUITY
                            OLD    NEW   SERIES A      OLD       NEW        VALUE        DEFICIT      STOCK (OLD)   (DEFICIENCY)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
30, 1991.................  $ 256   --       40,309     --        --       55,052,931     (5,489,461)   (2,187,916)  $  47,416,119
Issuance of common stock
(old)....................     10   --       --         --        --        1,999,990        --            --            2,000,000
Net loss.................   --     --       --         --        --          --          (7,259,482)      --           (7,259,482)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
30, 1992.................    266   --       40,309     --        --       57,052,921    (12,748,943)   (2,187,916)     42,156,637
Conversion of $1,420,000
 of junior subordinated
 debt into 8% preferred
stock (old)..............   --     --       --         1,420     --        1,418,580        --            --            1,420,000
Net loss.................   --     --       --         --        --          --         (47,088,005)      --          (47,088,005)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
30, 1993.................    266   --       40,309     1,420     --       58,471,501    (59,836,948)   (2,187,916)     (3,511,368)
Retirement of treasury
 stock (old), conversion
 of $4,080,000 of notes
 plus accrued interest,
 1,420 shares of 8%
 preferred stock (old),
 40,309 shares of Series
 A Preferred Stock (old)
 and 266 shares of common
 stock (old) into 5,000
 shares of Series E
 preferred stock (new)
 and 480.695 shares of
 common stock (new)......   (266)  48      (40,309)   (1,420)    5,000     2,220,547        --          2,187,916       4,371,516
Issuance of 179,750
 shares of Series A and
 90,000 shares of Series
 C preferred stock (new),
net of issuance costs....   --     --       --         --      269,750    25,984,523        --            --           26,254,273
Conversion of $25,000,000
 of subordinated debt,
 net of unamortized
 issuance costs, into
 150,000 shares of Series
 B and 100,000 shares of
 Series D preferred stock
(new)....................   --     --       --         --      250,000    24,207,642        --            --           24,457,642
Redemption of 56,311
 shares of Series D
 preferred stock (new)
 with the cash proceeds
 from the sale of Federal
 Petroleum Company and
 Highway Pipeline
Trucking Company.........   --     --       --         --      (56,311)   (5,683,431)       --            --           (5,739,742)
Common stock contributed
 (27.877 shares) in
 connection with the
 redemption of the Series
D preferred stock (new)..   --     (3 )     --         --        --                3        --            --             --
Stock dividends declared
 (31,672 shares) on
 Series A, B, C, D and E
preferred stock (new)....   --     --       --         --       31,672     3,135,528     (3,167,200)      --             --
Cash dividends declared
 and paid on Series C
 preferred stock (new)...   --     --       --         --        --          --             (21,699)      --              (21,699)
Stock dividends declared
 (7,641 shares) on Series
 A and B 12.625%
 Cumulative Redeemable
Preferred Stock..........   --     --       --         --        --          --            (764,100)      --             (764,100)
Net loss.................   --     --       --         --        --          --          (2,305,648)      --           (2,305,648)
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
Balance as of September
30, 1994.................  $--     45       --         --      500,111   108,336,313    (66,095,595)      --        $  42,740,874
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------
                           -----   ---   ---------   -------   -------   -----------   ------------   -----------   -------------


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED SEPTEMBER 30,
                                                      ---------------------------------------------
                                                          1992            1993             1994
                                                      ------------    -------------    ------------
Operating activities:
  Net loss.........................................   $ (7,259,482)   $ (47,088,005)   $ (2,305,648)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Impairment of long-lived assets................        --            33,047,065         --
    Depreciation and amortization..................     14,128,104       16,092,452      11,781,088
    Deferred income taxes..........................     (1,497,840)         (13,700)         15,300
    Provision for losses on accounts receivable....        731,781        1,368,742         588,657
    Net loss on sales of businesses................        --              --               739,789
    Loss (gain) on sales of fixed assets and other
items..............................................       (234,824)         214,625         201,305
    Changes in operating assets and liabilities:
      Decrease (increase) in receivables...........        813,836         (381,760)        454,771
      Decrease (increase) in inventories...........       (770,937)       2,170,477       1,667,286
      Decrease (increase) in other assets..........        453,934            5,865        (104,438)
      Increase (decrease) in accounts payable......       (105,714)         131,132      (6,557,427)
      Increase (decrease) in other current
liabilities........................................      3,074,016        3,977,004      (5,473,416)
      Increase (decrease) in other long-term
liabilities........................................     (1,330,070)         482,931        (189,826)
                                                      ------------    -------------    ------------
        Net cash provided by operating
activities.........................................      8,002,804       10,006,828         817,441
                                                      ------------    -------------    ------------
Investing activities:
  Capital expenditures.............................     (6,730,179)      (4,787,637)     (5,418,690)
  Purchases of companies, net of cash acquired.....     (1,206,681)         (61,109)       (760,000)
  Proceeds from sales of fixed assets..............      1,134,298          722,950         479,451
  Proceeds from sales of businesses................        --              --             6,392,214
                                                      ------------    -------------    ------------
        Net cash provided by (used in) investing
activities.........................................     (6,802,562)      (4,125,796)        692,975
                                                      ------------    -------------    ------------
Financing activities:
  Proceeds from issuance of debt...................        182,999        1,938,930         700,000
  Repayment of debt................................     (8,070,794)      (9,972,296)    (18,799,707)
  Net proceeds (repayments) under revolving credit
facility...........................................     (5,472,004)       1,580,708      (2,808,704)
  Proceeds from the issuance of common stock.......      6,873,900         --               --
  Net proceeds from the issuance of preferred
stock..............................................      5,126,100         --            26,254,273
  Redemption of preferred stock....................        --              --            (5,739,742)
  Cash dividends paid on preferred stock...........        --              --               (21,699)
                                                      ------------    -------------    ------------
        Net cash used in financing activities......     (1,359,799)      (6,452,658)       (415,579)
                                                      ------------    -------------    ------------
        Net increase (decrease) in cash............       (159,557)        (571,626)      1,094,837
Cash at beginning of year..........................      1,461,439        1,301,882         730,256
                                                      ------------    -------------    ------------
Cash at end of year................................   $  1,301,882    $     730,256    $  1,825,093
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED SEPTEMBER 30,
                                                      ---------------------------------------------
                                                          1992            1993             1994
                                                      ------------    -------------    ------------
Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Income taxes...................................   $    276,097    $     296,372    $    356,320
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------
    Interest.......................................   $ 14,257,459    $  15,145,124    $ 15,052,098
                                                      ------------    -------------    ------------
                                                      ------------    -------------    ------------
  Other non-cash transactions:
    Conversion of subordinated debt into preferred
stock..............................................                   $   1,420,000
                                                                      -------------
    Reclassification to assets held for sale:
      Property, plant and equipment, net...........                   $   4,399,914
      Net operating assets.........................                       2,978,212
                                                                      -------------
                                                                      $   7,378,126
                                                                      -------------
                                                                      -------------
    Recapitalization:
      Exchange of notes............................                                    $  4,080,000
      Exchange of accrued interest.................                                         291,516
      Exchange of 1,420 shares of preferred
        stock (old)................................                                           1,420
      Exchange of Series A preferred stock (old)...                                          40,309
      Exchange of common stock (old)...............                                             266
      Common stock contributed (new)...............                                               3
      Retirement of treasury stock (old)...........                                      (2,187,916)
      Issuance of Series E convertible preferred
        stock (new)................................                                          (5,000)
      Issuance of common stock (new)...............                                             (48)
      Capital in excess of par value...............                                      (2,220,550)
      Exchange of subordinated debt................                                     (25,000,000)
      Write-off of related unamortized issuance
costs..............................................                                         542,358
      Issuance of Series B convertible preferred
        stock (new)................................                                         150,000
      Issuance of Series D convertible preferred
        stock (new)................................                                         100,000
      Capital in excess of par value...............                                      24,207,642
      Exchange of subordinated debt................                                      (7,500,000)
      Issuance of 12.625% cumulative redeemable
preferred stock....................................                                       7,500,000
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------
    Stock dividends:
      Stock dividends declared on 12.625%
        cumulative redeemable preferred stock......                                    $    764,100
      Stock dividends declared on convertible
        preferred stock (new)......................                                          31,672
      Capital in excess of par value...............                                       3,135,528
      Deficit......................................                                      (3,931,300)
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------
    Sale of assets:
      Receipt of note receivable...................                                        (500,000)
      Reduction in assets held for sale............                                         500,000
                                                                                       ------------
                                                                                       $    --
                                                                                       ------------
                                                                                       ------------

          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS

    Star Gas Corporation (the "Company"), a Delaware Corporation, sells and distributes propane gas and related appliances to retail and wholesale customers located principally in the Midwest, Northeast and Southeast (see note 10) sections of the United States. As of September 30, 1994, on an as-if-converted basis (see note 2), the Company was owned by Petroleum Heat and Power Co., Inc. ("Petro") (33.3%), Star Gas Holdings ("Holdings") (18.6%), the Prudential Insurance Company of America ("Prudential") (33.4%) and a group of limited partnerships managed by First Reserve Corporation (the partnerships are hereinafter collectively referred to as "FRC") (14.7%). In December 1993, the Company was recapitalized (see note 2). Prior to the recapitalization, the Company was owned by Star Energy Inc. (45%) and by FRC (55%), collectively hereinafter referred to as the "Prior Shareholders". In connection with the recapitalization, all shares held by Star Energy Inc. were acquired by FRC.

    In December 1993, the Company entered into, and is currently being managed under, a Management Services Agreement with Petro which provides for an annual cash fee to Petro of $500,000 and an annual bonus equal to 5% of the increase in the Company's cash flow, as defined, over the fiscal year ended September 30, 1993. The bonus is payable in Class A Common Stock of the Company pursuant to a formula set forth in the Management Services Agreement. For the year ended September 30, 1994, the value of this bonus approximated $69,000. The Company also reimburses Petro for expenses and costs associated with certain Petro personnel. In November 1994, Petro announced its intention to exercise its options to purchase certain shares of Common Stock and Cumulative Convertible Preferred Stock owned by FRC and Prudential. If these options are exercised, Petro's ownership of Star will increase to approximately 80%.

    In December 1993, the Company, in an effort to improve profitability and to concentrate on its core business, sold one of its wholly owned subsidiaries, Federal Petroleum Company ("Federal") and initiated discussions to sell another wholly owned subsidiary, Highway Pipeline Trucking Company ("Highway"). For the sale of Federal, the Company received $1,650,000 in cash and an 8% interest bearing note in the amount of $500,000. The note is due in 48 monthly installments commencing on November 1, 1994 and ending on October 1, 1998. At September 30, 1993, the Company adjusted the carrying value and the net assets of Federal to equal the then expected sale price of $2,150,000. In July 1994, the Company sold Highway for $4.1 million in cash. At September 30, 1993, the Company had adjusted the carrying value of the net assets of Highway to be sold to $5,228,128, its estimated value at that date. In September 1994, the Company sold one of its retail propane operations for approximately $650,000, net of expenses.

    Prior to the recapitalization (see note 2), the Company purchased, in September 1989, 15.12 shares of common stock owned by a former officer for a 10% Junior Subordinated Promissory Note in the amount of $2,187,916 (see note 5). These shares were held in treasury at September 30, 1993, and were retired as part of the recapitalization. In September 1991, the Company sold 30.60 shares of Common Stock and 5,126.10 shares of Series A Preferred Stock to the prior Shareholders for $4,873,900 and $5,126,100 respectively, the proceeds of which were received in fiscal 1992. In August 1992, the Company sold 10.69 shares of common stock to the Prior Shareholders for $2,000,000. In March 1993, the Prior Shareholders agreed to exchange $1,420,000 of long-term liabilities acquired from a third party (see note 5) in consideration of 1,420 shares of newly issued 8% Cumulative Convertible Preferred Stock.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION

    During September 1994, the Company effected a reverse stock split of its newly authorized and issued common stock wherein each share became .001 share. All newly authorized and issued shares of common stock presented in the financial statements and notes, give effect to the reverse stock split.

    In December 1993, the Company amended its Articles of Incorporation and authorized three new classes of common Stock, par value $.10--Class A (30,000 shares), Class B (5,000 shares) and Class C (3,000 shares), each with identical rights and preferences, except that Class A has one vote per share, Class B is nonvoting and Class C has 10 votes per share. The Company also authorized 3,000,000 shares of new $1.00 par value preferred stock to be issued in one or more series as the Board of Directors may determine. The Board is also authorized to fix and determine the designation and relative rights and preferences of each such series. Two new classes of preferred stock were then created by the Board--an 8% Cumulative Convertible Preferred Stock [Series A (530,000 shares), Series B (300,000 shares), Series C (160,000 shares), Series D (500,000 shares) and Series E (10,000 shares)] and a 12.625% Cumulative Redeemable Preferred Stock [Series A (30,000 shares) and Series B (120,000 shares)].

    All dividends on the Series A, B, D and E 8% Cumulative Convertible Preferred Stock and on the Series A and B 12.625% Cumulative Redeemable Preferred Stock are payable in additional shares of the same preferred stock series. The holders of the Series C 8% Cumulative Convertible Preferred Stock have the option, upon delivering proper notice, to be paid in cash or in additional shares of Series C 8% Cumulative Convertible Preferred Stock.

    In December 1993, as part of the recapitalization, the Company sold 269,750 shares of 8% Cumulative Convertible Preferred Stock for $26,975,000 to the following investors in the indicated amounts: Petro ($14,000,000), Holdings ($11,000,000) and FRC ($1,975,000). Holdings is a corporation formed for the purpose of investing in the Company by a group of investors, including Petro who contributed $2,000,000 of the $11,000,000 invested. The preferred shares were sold in the following series: Series A--179,750 shares and Series C--90,000 shares. The cash proceeds received by the Company from the issuance of the preferred stock were used to repay: $14,325,000 of its outstanding 11.56% Senior Notes, $2,800,000 of its outstanding Term Loan and $7,957,000 of interest in arrears. The expenses relating to the issuance were $720,727. In addition, the Company, issued 250,000 shares of its 8% Cumulative Convertible Preferred Stock (150,000 shares of Series B and 100,000 shares of Series D) and 75,000 shares of its 12.625% Cumulative Redeemable Preferred Stock (15,000 shares of Series A and 60,000 Series B) to Prudential in exchange for $25,000,000 and $7,500,000, respectively, of its 12.625% Senior Subordinated Participating Notes. (see note
5).

    Petro has an option to buy all of the shares of common stock and the 8% Cumulative Convertible Preferred Stock owned by Holdings, FRC and Prudential. This option commences after the issuance of the audited financial statements for the year ended September 30, 1994 and ends on December 31, 1998. In addition, Holdings, FRC and Prudential have the option, beginning on January 1, 1999 and ending on December 31, 1999, to require Petro to purchase all of their shares of the Company's common stock and 8% Cumulative Convertible Preferred Stock. Under the terms of the put/call agreements with FRC and Prudential, Petro has the right to purchase these shares with either cash or shares of Petro's Class A Common Stock. Under the terms of the put/call agreement with Holdings, Petro has the right to purchase these shares for cash, notes or Petro preferred stock. In addition, Petro and FRC have each been granted an option to purchase 500 shares of the Company's Class A Common Stock for $9,903.10 and $14,854.60 per share, respectively. These options expire on December 20, 1998.

    During the year ended September 30, 1994, the Company declared stock dividends on the 8% Cumulative Convertible Preferred Stock as follows: 11,462 shares of Series A, 9,565 shares of Series B,

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
5,509 shares of Series C, 4,817 shares of Series D and 319 shares of Series E. The Company also declared stock dividends on the 12.625% Cumulative Redeemable Preferred Stock as follows: 1,528 shares of Series A and 6,113 shares of Series
B. In addition, the Company declared and paid a dividend of $.24 per share on its Series C 8% Cumulative Convertible Preferred Stock.

    Each share of Series A, C and E 8% Cumulative Convertible Preferred Stock is convertible into .0092278 shares of Class A Common Stock and the shareholders are entitled to one vote for each as-if-converted common share. Each share of Series B 8% Cumulative Convertible Preferred Stock is convertible into .0070746 shares of nonvoting Class B Common Stock and each share of Series D 8% Cumulative Convertible Preferred Stock is convertible into .0092278 shares of nonvoting Class B Common Stock.

    The holders of Series A, C and E 8% Cumulative Convertible Preferred Stock are entitled to vote together with the holders of the shares of common stock as a single class, with each as-if-converted common share of such 8% Cumulative Convertible Preferred Stock entitled to one vote. The holders of shares of the Series B and D 8% Cumulative Convertible Preferred Stock and the Series A and B 12.625% Cumulative Redeemable Preferred Stock are not entitled to vote on any matters, except as required by law or as specified in the Company's Articles of Incorporation.

    Upon the occurrence of any liquidating event, each holder of shares of Series A, B, C and D 8% Cumulative Convertible Preferred Stock and Series A 12.625% Cumulative Redeemable Preferred stock is entitled, before any distribution or payment is made upon any shares of common stock or any other junior security, to receive a pro rata amount of each series' liquidation value per share. In the event of liquidation, the remaining order of liquidation is as follows: Series B 12.625% Cumulative Redeemable Preferred Stock, Series E 8% Cumulative Convertible Preferred Stock and finally, the common stock of the Company, with each share of Class A, B, and C Common Stock sharing ratably.

    The Company, simultaneously with the issuance of the 8% Cumulative Convertible Preferred Stock and the 12.625% Cumulative Redeemable Preferred Stock, retired its treasury stock and redeemed $4,080,000 plus accrued interest in certain notes held by FRC, 1,420 shares of previously outstanding 8% Cumulative Convertible Preferred Stock, the previously outstanding Series A Preferred Stock and all previously outstanding shares of common stock in exchange for 5,000 shares of Series E 8% Cumulative Convertible Preferred stock and 480.695 shares of Class A Common Stock.

    Upon the sale of Highway and Federal, the Company was required to apply, and did apply, the net proceeds received to repurchase, at $100 per share plus an additional amount sufficient to generate a yield equal to 12.625% compounded semiannually from December 21, 1993, the required number of shares of Series D 8% Cumulative Convertible Preferred stock from Prudential. In addition, the Company has an option, which expires on December 31, 1995, to repurchase the balance of the Series D shares at the same formula price. In December 1993, the Company sold Federal for a net price of $2.1 million, consisting of $1.6 million in cash and a $500,000 note. The cash from the Federal sale was used to repurchase 16,285 shares of the Series D 8% Cumulative Preferred Stock from Prudential. In July 1994, the Company sold Highway for a net price of $4.1 million in cash. The proceeds of that sale were used to repurchase 40,026 shares of Series D 8% Cumulative Convertible Preferred Stock from Prudential.

    As the Company redeems shares of its Series D 8% Cumulative Convertible Preferred Stock, FRC has agreed to return, as a contribution to the capital of the Company, a number of shares of Class A Common Stock of the Company owned by FRC, determined by multiplying 48.569 by a fraction, the

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
numerator of which is the face value of the Series D 8% Cumulative Convertible Preferred Stock redeemed and the denominator of which is a total of $10 million. In connection with the Federal and Highway sales, FRC contributed 27.877 shares of Class A Common Stock back to the Company.

    The following table summarizes the number of recapitalized shares issued, redeemed and contributed from December 21, 1993 through September 30, 1994:

                                          SHARES         STOCK                     SHARES
                                          ISSUED       DIVIDENDS                 CONTRIBUTED       BALANCE
                                       DECEMBER 21,     DECLARED      SHARES       TO THE       SEPTEMBER 30,
                                           1993        AND ISSUED    REDEEMED      COMPANY          1994
                                       ------------    ----------    --------    -----------    -------------
Class A Common Stock................      480.695                                  (27.877)        452.818
                                       ------------                              -----------    -------------
                                       ------------                              -----------    -------------
8% Cumulative Convertible Preferred
  Stock:
  Series A..........................      179,750        11,462                                    191,212
  Series B..........................      150,000         9,565                                    159,565
  Series C..........................       90,000         5,509                                     95,509
  Series D..........................      100,000         4,817       (56,311)                      48,506
  Series E..........................        5,000           319                                      5,319
                                       ------------    ----------    --------                   -------------
                                          524,750        31,672       (56,311)                     500,111
                                       ------------    ----------    --------                   -------------
                                       ------------    ----------    --------                   -------------
12.625% Cumulative Redeemable
  Preferred Stock:
  Series A..........................       15,000         1,528                                     16,528
  Series B..........................       60,000         6,113                                     66,113
                                       ------------    ----------                               -------------
                                           75,000         7,641                                     82,641
                                       ------------    ----------                               -------------
                                       ------------    ----------                               -------------

    The 12.625% Cumulative Redeemable Preferred Stock must be exchanged into subordinated notes due on January 10, 2001 at the rate of $100 per share once the Company meets certain financial ratios. To the extent not previously exchanged, the Company is required to apply up to $2 million on January 10, 2000 to redeem the 12.625% Cumulative Redeemable Preferred Stock plus an amount sufficient to redeem any 12.625% Cumulative Redeemable Preferred Stock received as dividends thereon. To the extent shares still remain outstanding, the Company is required to redeem the remaining shares on January 10, 2001.

    As of September 30, 1994, after giving effect to the recapitalization of the Company, the buyback of the Series D 8% Cumulative Convertible Preferred Stock, the concurrent contribution of common shares by FRC to the Company, the preferred stock dividends declared in the year ended September 30, 1994, and assuming conversion of all of the 8% Cumulative Convertible Preferred Stock into common

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
stock, and no issuance of any option shares, the investors would have the following equity interests and voting percentages on most matters:

                                                           EQUITY        VOTING
                                                         PERCENTAGE    PERCENTAGE
                                                         ----------    ----------
Petro.................................................       29.3%         44.0%
Holdings..............................................       22.6          33.9
FRC...................................................       14.7          22.1
Prudential............................................       33.4         --
                                                         ----------    ----------
                                                            100.0%        100.0%
                                                         ----------    ----------
                                                         ----------    ----------

    Combining Petro's interest with its ownership interest in Holdings, Petro's equity interest would increase to 33.3%, but its voting interest would remain at 44.0%.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

    The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Inventories

    Inventories are stated at the lower of cost or market following the moving weighted average method, which approximates first-in, first-out cost. The components of inventory were as follows at the dates indicated:

                                                  SEPTEMBER 30,
                                             ------------------------
                                                1993          1994
                                             ----------    ----------
Propane gas...............................   $4,982,284    $2,936,331
Appliances and equipment..................    1,463,009     1,841,676
                                             ----------    ----------
                                             $6,445,293    $4,778,007
                                             ----------    ----------
                                             ----------    ----------

  Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the depreciable assets (generally thirty years for buildings and five to thirty years for equipment) using the straight-line method.

  Intangible Assets

    Beginning in October 1992, the excess of cost over the fair value of net assets acquired is being amortized using the straight-line method over 10 years. Prior to October 1992, such assets were being amortized over 40 years. The effect of the change in 1993 was to increase amortization expense by $1,160,000. Other intangible assets, principally covenants not to compete, capitalized consulting costs and customer lists are being amortized over their estimated useful lives, ranging from one to ten years. Deferred charges, representing costs associated with the issuance of the Company's debt, are being amortized over the lives of the related debt.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. Where an intangible asset is deemed to be impaired, the amount of intangible impairment is measured based on market values, as available, or by projected cash flows.

  Customer Credit Balances

    Customer credit balances represent pre-payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual propane gas charges on a fixed monthly basis) in excess of actual deliveries billed.

  Cash Equivalents

    For the purpose of determining cash equivalents used in the preparation of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

  Income Taxes

    The Company files a consolidated Federal income tax return with its subsidiaries. Deferred income taxes are provided to reflect the tax effects of temporary differences between financial and tax reporting. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). (see note 6).

  Basis of Presentation

    Certain reclassifications have been made to the 1992 and 1993 financial statements to conform to the 1994 presentation.

(4) ACQUISITIONS

    The Company expanded its operations in the retail propane gas business by making several acquisitions during the fiscal years ended September 30, 1992, 1993 and 1994. The consideration for these acquisitions was approximately $1,207,000, $61,000, and $760,000, respectively. The acquisitions were accounted for under the purchase method of accounting and the purchase prices have been allocated to the assets and liabilities acquired based on their respective fair market values on the dates of acquisition. The purchase prices in excess of the fair values of net assets acquired were classified as intangibles in the Consolidated Balance Sheets. The results of operations of the respective acquired companies have been included in the Consolidated Statements of Operations from the dates of acquisition.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS

    Long-term debt consists of the following:

                                                         SEPTEMBER 30,
                                                  ---------------------------
                                                      1993           1994
                                                  ------------    -----------
Revolving credit facility(a)...................   $  6,808,704    $ 4,000,000
Acquisition loan(a)............................        --             700,000
11.56% Senior Notes(b).........................     45,000,000     30,675,000
12.625% Senior Subordinated Participating
Notes(b).......................................     40,000,000      7,500,000
Senior Reset Term Notes(c).....................     20,000,000     20,000,000
Term loan agreement(d).........................     12,125,000      9,325,000
Other liabilities(e)...........................      6,287,259      1,440,610
Other notes payable(e).........................      1,333,920        737,686
Obligations under capital leases (see note
8).............................................        634,334        551,152
                                                  ------------    -----------
                                                   132,189,217     74,929,448
  Less current maturities and revolving credit
loans..........................................      8,197,953      4,766,063
                                                  ------------    -----------
                                                  $123,991,264    $70,163,385
                                                  ------------    -----------
                                                  ------------    -----------

- ------------------------

 (a)  Under the terms of the restated and amended Credit Agreement as of December 21, 1993, the Company may borrow up to $20 million to finance working capital needs under a revolving credit facility which expires on June 30, 1996. Amounts borrowed under the revolving credit facility are subject to a 30 day clean up requirement each year.
      Interest on borrowings is payable monthly and is based upon either the Eurodollar Rate
      (as defined below) plus 2 1/4% or the Alternate Base Rate (as defined below) plus 1/4%, at the Company's option.

      The Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements, if any. At September 30, 1994, this rate was 4.9%. The
      Alternate Base Rate is the higher of (i) the prime or base rate of The First National
      Bank of Boston or (ii) the Federal Funds Rate plus 1/2%. At September 30, 1994, the prime rate was 7.8% and the Federal Funds Rate was 5.0%.

      As of September 30, 1993, and 1994, outstanding revolving credit loans aggregated
      $6,808,704 and $4,000,000. In addition, as of September 30, 1993 and 1994, the credit facility provided $2,648,816 and $2,438,816 in letters of credit, respectively.

      The Credit Agreement also provides for a revolving credit acquisition facility under which the Company may borrow up to $20 million to fund acquisitions of propane companies. This acquisition facility expires on June 30, 1996 and the Company has the option to convert this facility into a term loan, payable in 36 consecutive monthly installments commencing on July 1, 1996, the acquisition loan conversion date. Interest on the borrowings is payable monthly and is based upon either the Eurodollar Rate plus
      2 1/2% on loans made before the acquisition loan conversion date and plus 3% on loans made after the acquisition loan conversion date or the Alternate Base Rate plus 1/2% on loans made before the acquisition loan conversion date and plus 1% on loans made after the acquisition loan conversion date, at the Company's option. As of September 30,
      1994, $700,000 was borrowed to fund an acquisition completed during fiscal 1994.

      Under the terms of the Credit Agreement, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the Credit Agreement are secured by certain assets of the Company. The Company pays a commitment fee equal to
      1/2% of the unused portion of the bank facilities.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS--(CONTINUED)

 (b)  On January 10, 1989, the Company issued $85,000,000 of notes (the "Note Agreements") to
      Prudential for cash. The Note Agreements consisted of $45,000,000 of 11.56% Senior
      Notes due in six consecutive annual installments of $7,500,000 commencing January 10,
      1994; $30,000,000 of 12.625% Senior Subordinated Participating Notes, Series A, due in
      six consecutive annual installments of $4,250,000 commencing January 10, 1995, with a final installment of $4,500,000 due on January 10, 2001; and $10,000,000 of 12.625%
      Senior Subordinated Participating Notes, Series B, due in six consecutive annual installments of $1,500,000 commencing January 10, 1995, with a final installment of
      $1,000,000 due on January 10, 2001.

      The Series A and Series B Senior Subordinated Participating Notes bore additional interest aggregating to the greater of (a) $487,500 or 2.5% of the first $33,500,000 of the Company's operating profit (as defined) for each of the fiscal years ended
      September 30, 1991 through 1999 and (b) $622,400 or 3.19% of the first $33,500,000 of the Company's operating profit (as defined) for the fiscal year ended September 30,
      2000. This participating interest feature on the Notes was eliminated in connection with the recapitalization.

      As part of the recapitalization (see note 2), the Company exchanged in direct order of maturity, $15,000,000 of Series A 12.625% Senior Subordinated Participating Notes for
      150,000 shares of Series B 8% Cumulative Convertible Preferred Stock, the entire
      $10,000,000 of Series B 12.625% Senior Subordinated Participating Notes for 100,000
      shares of Series D 8% Cumulative Convertible Preferred Stock, and in inverse order of maturity, $1,500,000 of Series A 12.625% Senior Subordinated Participating Notes for
      15,000 shares of Series A 12.625% Cumulative Redeemable Preferred Stock and $6,000,000
      of Series A 12.625% Senior Subordinated Participating Notes for 60,000 shares of Series
      B 12.625% Cumulative Redeemable Preferred Stock.

      Additionally, the Company was also allowed to prepay $14,325,000 of the 11.56% Senior
      Notes in direct order of their maturity. The remaining 1995 payment of $675,000 and part of the 1996 payment of $1,325,000 were deferred such that the 1997, 1998 and 1999 payments were increased from $7,500,000 per year to $8,166,667 per year.

      Under the terms of the Note Agreements, as amended at various dates, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the
      11.56% Senior Notes and the 12.625% Senior Subordinated Participating Notes are secured by substantially all of the Company's assets.

 (c)  On February 28, 1991, the Company issued $20,000,000 in Senior Reset Term Notes (the
      "Notes") to Prudential for cash. The Notes were due in semi-annual installments of
      $2,500,000 which were to commence August 28, 1994. The Company, at various dates, amended the terms of the notes and as a result, the payments of principal are now
      $2,500,000 on August 28, 1999, $5,000,000 on February 28, 2000, August 28, 2000 and
      February 28, 2001, respectively and $2,500,000 on August 28, 2001.

      Interest on the notes was based on the Treasury rate in effect on the issuance date, which under the terms of the note agreement, was scheduled to be adjusted to the then current Treasury rate on the "Reset Date", February 28, 1994. Prior to the recapitalization, the rate was based on the 2.25 year Treasury rate plus 3.75%. In connection with the recapitalization, the notes were amended such that the interest rate became the 6.5 year Treasury rate plus 3.30%. On February 28, 1994, the notes were reset and the rate was reduced from 10.72% to 9.11%.

      Under the terms of the Notes, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the Notes are secured by substantially all of the Company's assets.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND REVOLVING CREDIT LOANS--(CONTINUED)

 (d)  In March 1991, the Company entered into a Term Loan Agreement (the "Term Loan") with
      PruSupply, Inc. which provided a $20,000,000 facility. The Company amended the Term
      Loan at various dates such that the Term Loan was to be repaid in nineteen consecutive quarterly installments of $875,000, which commenced in May 1991, with a final payment of $3,375,000 due at maturity in February 1996. The Term Loan bears interest at the one month London Interbank Offered Rate ("LIBOR") plus 2.7%.

      As part of the recapitalization, the Term Loan was amended to allow for the prepayment of $1,925,000 on December 23, 1993. In addition, the Company paid $875,000 that had been deferred. This agreement was further amended such that the remaining required payments on these notes will be $4,325,000 in 1996 and $5,000,000 in 1997.

      Under the terms of the Term Loan, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts outstanding under the Term Loan are secured by substantially all of the Company's assets.

 (e)  In connection with certain acquisitions, the Company was required to pay, over a several year period, an aggregate of $6,287,259 as of September 30, 1993, and
      $1,440,610 as of September 30, 1994, pursuant to certain covenant not-to-compete agreements and consulting payments. In addition, the Company had obligations of
      $1,333,920 at September 30, 1993 and $737,686 at September 30, 1994 of notes payable to former owners.

      In December 1992, the Prior Shareholders purchased from a third party the Company's obligation to pay $5,500,000 of consulting and non-competition payments due in equal installments of $2,750,000 in November 1992 and November 1993. The November 1992
      payment was initially deferred until June 1993, however, in March 1993, $1,420,000 of this payment was exchanged for 1,420 shares of newly issued 8% Cumulative Convertible
      Preferred Shares of the Company. The balance of the June 1993 payment, $4,080,000, was deferred. In December 1993, as part of the recapitalization (see note 2), the Company exchanged the 1,420 shares of newly issued 8% Cumulative Convertible Preferred Shares and the $4,080,000 deferred amount (the balance of the purchased payments) plus accrued interest, for 5,000 shares of Series E 8% Cumulative Convertible Preferred Stock and
      230.895 shares of Class A Common Stock.

    As of September 30, 1994, the annual maturities of long-term debt, borrowings under the revolving credit agreement and the acquisition loan are set forth in the following table:

             1995.....................................   $ 4,766,063
             1996.....................................    11,814,759
             1997.....................................    13,652,044
             1998.....................................    10,343,708
             1999.....................................    15,008,420
             Thereafter...............................    19,344,454
                                                         -----------
                                                         $74,929,448
                                                         -----------
                                                         -----------

    As of September 30, 1994, the Company was in compliance with all borrowing agreement covenants, as amended.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES

    The income tax provision (benefit) shown in the accompanying Consolidated Statements of Operations consists of the components set forth below:

                                                 YEAR ENDED SEPTEMBER 30,
                                            -----------------------------------
                                               1992          1993        1994
                                            -----------    --------    --------
Federal:
  Deferred...............................   $(1,489,055)   $  --       $  --
State:
  Current................................   $   203,837    $270,727    $284,700
  Deferred...............................        (8,785)    (13,700)     15,300
                                            -----------    --------    --------
                                                195,052     257,027    $300,000
                                            -----------    --------    --------
                                            $(1,294,003)   $257,027    $300,000
                                            -----------    --------    --------
                                            -----------    --------    --------

    A federal income tax benefit was recorded in 1992 as a result of reversing previously recorded federal deferred income tax liabilities. No federal income tax benefits were recorded as a result of the losses for 1993 or 1994. State tax expense was recorded each year in jurisdictions where the Company had to pay taxes and where net operating loss carryforwards or carrybacks are not recognized.

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any significant effect on the Company's financial condition or results of operations, since the Company did not carry any material deferred income tax accounts on its balance sheet at September 30, 1993 and any net deferred tax assets set up as a result of applying SFAS No. 109 have been fully reserved.

    Under SFAS No. 109, as of October 1, 1993, the Company had total deferred tax assets of approximately $35.8 million subject to a valuation allowance of approximately $10.6 million. With the recapitalization in December 1993 (see note 2), the Company's NOL's were limited for purposes of general carryforward availability and otherwise limited for specified carryforward purposes since the recapitalization constituted a change in control for income tax reporting purposes. The Company believes that it has sufficient tax strategies available that will enable it to utilize most of its NOL carryforwards.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES--(CONTINUED)
    The components of and changes in the net deferred taxes and the changes in the related valuation allowance for the year ended September 30, 1994 were as follows:

                                                     DEFERRED
                                    OCTOBER 1,       BENEFIT       SEPTEMBER 30,
                                       1993         (EXPENSE)          1994
                                   ------------    ------------    -------------
Deferred tax assets:
  Net operating loss
carryforwards...................   $ 28,798,684    $  2,655,318    $  31,454,002
  Accounts receivable
reserves........................        243,476         (66,473)         177,003
  Intangibles, principally due
    to
    differences in
amortization....................      6,489,063        (520,629)       5,968,434
  Other.........................        263,799        (121,753)         142,046
                                   ------------    ------------    -------------
                                   35,795,022..       1,946,463       37,741,485
Valuation allowance.............    (10,584,168)       (780,229)     (11,364,397)
                                   ------------    ------------    -------------
    Total deferred tax assets...     25,210,854       1,166,234       26,377,088
                                   ------------    ------------    -------------
Deferred tax liabilities:
  Assets held for sale,
    principally due to
    differences in amortization
and depreciation................       (312,321)        312,321         --
  Property and equipment,
    principally due to
    differences in
depreciation....................    (25,119,933)     (1,493,855)     (26,613,788)
                                   ------------    ------------    -------------
    Total deferred tax
liabilities.....................    (25,432,254)     (1,181,534)     (26,613,788)
                                   ------------    ------------    -------------
Net deferred tax liability......   $   (221,400)   $    (15,300)   $    (236,700)
                                   ------------    ------------    -------------
                                   ------------    ------------    -------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses and the tax strategies available, that at September 30, 1994, a valuation allowance of $11.4 million is appropriate.

    At September 30, 1994, the Company had approximately $92.5 million of Federal net operating loss (NOL) carryforwards available to offset future taxable income. Such NOL's expire in the years 2004 through 2009.

(7) EMPLOYEE BENEFIT PLANS

    The Company has a 401(k) plan which provides benefits for all eligible non-union employees. Subject to IRS limitations, the 401(k) plan provides for each employee to contribute from 1% to 15% of compensation with the Company contributing a matching amount of each employee's contribution up to a maximum of 3% of compensation. Aggregate Company contributions made to the 401(k) plan during fiscal 1992, 1993, and 1994 were $537,703, $313,652, and $312,925 respectively.

    The Company also makes monthly contributions on behalf of its union employees to a union sponsored defined benefit pension plan. The amount charged to expense was $202,545, $198,206, and $207,107 in fiscal 1992, 1993 and 1994, respectively.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) LEASE COMMITMENTS

    The Company has entered into noncancellable capital lease agreements with former owners of acquired businesses for certain premises and related equipment. These leases contain bargain purchase options, exercisable on the lease termination dates. Amortization of premises and equipment under capital leases is included in depreciation expense. The Company has also entered into operating leases for office space, trucks and other equipment.

    The future minimum rental commitments at September 30, 1994 under leases having an initial or remaining noncancellable term of one year or more are as follows:

                                                                  CAPITAL     OPERATING
                                                                   LEASES       LEASES
                                                                 --------    ----------
          1995................................................   $157,476    $1,200,000
          1996................................................    138,351       800,000
          1997................................................     80,976       600,000
          1998................................................     80,976       200,000
          1999................................................     80,976       200,000
          Thereafter..........................................    425,121       800,000
                                                                 --------    ----------
          Total minimum lease payments........................    963,876    $3,800,000
                                                                             ----------
                                                                             ----------
          Less amount representing interest...................    412,724
                                                                 --------
          Present value of net minimum rentals................   $551,152
                                                                 --------
                                                                 --------

    The Company incurred rent expense of $3,586,450, $4,174,689, and $3,451,376 in 1992, 1993 and 1994, respectively.

(9) IMPAIRMENT OF LONG-LIVED ASSETS

    During fiscal 1993, in connection with the recapitalization (see note 2), and the impending sales of Federal and Highway (see note 1), the Company reviewed the carrying values of its long-lived assets and identifiable intangible assets for possible impairment. The Company determined, based on expected future cash flows and the estimated fair values of certain operations, that it would not be able to recover the carrying values of some of these assets. Accordingly, as of September 30, 1993, the Company recorded a write-off of approximately $33 million representing the estimated impairment to its long-lived assets.

(10) SUBSEQUENT EVENTS

    On November 17, 1994, in an effort to focus on its core profitable business, the Company sold all of its retail propane operations located in the Southeast portion of the United States for $13,250,000 in cash. The consideration received from the sale approximates the net book value of the assets sold and therefore, no material gain or loss was recognized.


    The Company applied a portion of the proceeds from the sale to reduce outstanding principal and accrued interest on its 11.56% Senior Notes and Term Loan in the amount of $3,382,539 and $602,310, respectively. In addition, the Company redeemed the remaining outstanding shares of the Series D 8% Cumulative Convertible Preferred Stock from Prudential amounting to $5,091,011. As a result of the redemption, FRC has agreed to return 20.693 shares of Common stock (see note 2) held by them, as a contribution to the capital of the Company. The remainder of the proceeds will be used by the Company for general operating purposes.

                         PRO FORMA FINANCIAL STATEMENTS

    The following Pro Forma Statement of Operations for the year ended December 31, 1993 is derived from the Company's audited consolidated financial statements for the year ended December 31, 1993. The Pro Forma Balance Sheet and Statements of Operations at and for the nine and twelve months ended September 30, 1994 are derived from the unaudited financial statements of the Company at and for the nine and twelve months ended September 30, 1994, which include all adjustments (consisting of only normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of such data. The Pro Forma Financial Statements do not purport to represent what the Company's financial position or results of operations would have been if the events described therein had occurred on the dates specified, nor are they intended to project the Company's financial position or results of operations for any future period. The Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto, appearing elsewhere herein.

    The following transactions are referenced in the Pro Forma Financial Statements (collectively, the "Pro Forma Adjustments"):

        (a) the "Heating Oil Acquisitions," which consist of the acquisition by the Company of nine individually insignificant distributorships during 1993 (the "1993 Acquisitions"), six individually insignificant and one significant distributorships during the nine months ended September 30, 1994 (the "1994 Nine Month Acquisitions") and two individually insignificant distributorships subsequent to September 30, 1994 (the "1994 Fourth Quarter Acquisitions");

        (b) the "Star Gas Transactions," which consist of the $16 million investment in Star Gas made in December 1993 (the "1993 Star Gas Investment"), the repayment of Star Gas debt with a portion of a capital contribution and the conversion of debt and preferred stock of Star Gas to equity of Star Gas by certain of Star Gas' investors in December 1993 (the "Star Gas Recapitalization") and the acquisition of the remaining voting stock of Star Gas in December 1994 (the "Star Gas Acquisition");

        (c) the "Prior Note Offerings," which consist of the issuance (i) in March 1993 of $50 million of 10 1/8% Subordinated Notes due 2003 and the use of a portion of the proceeds therefrom to repurchase $24.9 million of subordinated debt of the Company (the "10 1/8% Note Offering") and (ii) in February 1994 of $75 million of 9 3/8% Subordinated Debentures due 2006, the use of a portion of the proceeds therefrom to repurchase $50 million of notes of the Company and the release of a $20 million collateral account securing such notes (the "9 3/8% Note Offering").


        (d) the "Offerings," which consist of the offering by the Company of
    $125 million of    % Subordinated Notes due 2005 at an assumed interest rate
    of 11 1/2% (the "Debenture Offering") and 2.5 million shares of Class A Common Stock at an assumed price of $9.00 per share (the "Common Stock Offering") and the use of the net proceeds therefrom to (i) purchase $65.4 million of long-term debt of Star Gas and $19.7 million of preferred stock of Star Gas (the "Star Gas Refinancing"), (ii) redeem $12.8 million of long-term debt of the Company (the "Note Repurchase"), (iii) repurchase 1.5 million shares of the Company's Class A Common Stock which were issued to a third party in the Star Gas Acquisition (the "Common Stock Repurchase") and
    (iv) repay $4.0 million of Star Gas working capital borrowings (collectively, the "Use of Proceeds").

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

    The following pro forma balance sheet at September 30, 1994 gives effect to the 1994 Fourth Quarter Acquisitions, the Star Gas Acquisition, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on September 30, 1994.


                                                                                1994
                                                       PETROLEUM HEAT      FOURTH QUARTER                     PRO FORMA
                                                     AND POWER CO., INC.   ACQUISITIONS(1)  STAR GAS(2)      ADJUSTMENTS
ASSETS
Current assets:
 Cash..............................................       $  17,055           $ (2,455)       $  4,487        $  (3,827)(3)
 Accounts receivable...............................          43,687                              8,172
 Inventories.......................................          14,198                563           3,919
 Other current assets..............................           7,676                              1,734
                                                           --------            -------      ------------     -----------
   Total current assets............................          82,616             (1,892)         18,312           (3,827)
Property plant and equipment--net..................          33,647                611          92,255           13,356(4)
Intangibles--net...................................         102,693              2,634          16,579            2,832(4)

Other assets.......................................             425
Investment in Star Gas Corporation.................          14,757                                              25,923(3)
                                                                                                                (40,680)(4)
                                                           --------            -------      ------------     -----------
                                                          $ 234,138           $  1,353        $127,146        $  (2,396)
                                                           --------            -------      ------------     -----------
                                                           --------            -------      ------------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
 Working capital borrowings........................                                           $  4,000
 Current maturities of preferred stock and long           $   4,200                                767
term debt..........................................
 Accounts payable..................................           8,551                              2,876
 Customer credit balances..........................          27,091           $    495           3,286
 Unearned service contract revenue.................          13,171                108
 Accrued expenses..................................          21,246                              4,047
                                                           --------            -------      ------------
   Total current liabilities.......................          74,259                603          14,976
Long-term debt and notes payable...................          51,452                750          65,613            1,700(4)
Senior subordinated notes payable..................
Supplemental benefits payable and other payables...           1,637                                643
Pension plan obligation............................           7,060
Subordinated notes and debentures payable..........         167,632
                                                           --------            -------      ------------
   Total liabilities...............................         302,040              1,353          81,232
                                                           --------            -------      ------------
Cumulative redeemable exchangeable preferred                 16,666                              8,264
stock..............................................
                                                           --------            -------      ------------
Non-voting preferred stock of Star Gas.............                                                           $  11,458(4)
                                                           --------            -------      ------------     -----------
Stockholders' equity (deficiency)..................         (84,568)                            37,650           22,096(3)
                                                                                                                (37,650)(4)
                                                           --------            -------      ------------     -----------
                                                          $ 234,138           $  1,353        $127,146        $  (2,396)
                                                           --------            -------      ------------     -----------
                                                           --------            -------      ------------     -----------


- -----------------------
(1) Adjustment reflects the acquisition and purchase price allocation in connection with the 1994 Fourth Quarter Acquisitions.

(2) Derived from the Star Gas consolidated September 30, 1994 balance sheet, adjusted for the sale of the Star Gas Southeast operations, which were sold in November 1994, and the use of the proceeds therefrom. Also includes an individually insignificant acquisition by Star Gas in November 1994.

(3) Reflects a cash payment of $3.8 million and the issuance of approximately
    2.5 million shares of the Company's Class A Common Stock in connection with the Star Gas Acquisition.

(4) Reflects the preliminary allocation of the excess of the purchase price over the book value of Star Gas in connection with the Star Gas Acquisition, as well as the exchange by Star Gas Holdings of voting preferred stock for non-voting preferred stock.

                     STOCK                            DEBENTURE
                   OFFERING                           OFFERING
                   PRO FORMA                          PRO FORMA
  SUBTOTAL        ADJUSTMENTS        SUBTOTAL        ADJUSTMENTS        PRO FORMA
  $ 15,260         $  20,800(5)      $ 22,558         $ 120,300(7)      $ 39,518
                     (13,502)(6)                        (85,072)(8)
                                                        (14,268)(9)
                                                         (4,000)(10)
    51,859                             51,859                             51,859
    18,680                             18,680                             18,680
     9,410                              9,410                              9,410
  --------        -----------        --------        -----------        ---------
    95,209             7,298          102,507            16,960          119,467
   139,869                            139,869                            139,869
   124,738                            124,738             4,700(7)       129,363
                                                            (75)(9)
       425                                425                                425

  --------        -----------        --------        -----------        ---------
  $360,241         $   7,298         $367,539         $  21,585         $389,124
  --------        -----------        --------        -----------        ---------
  --------        -----------        --------        -----------        ---------
  $  4,000                           $  4,000         $  (4,000)(10)
     4,967                              4,967                           $  4,967
    11,427                             11,427                             11,427
    30,872                             30,872                             30,872
    13,279                             13,279                             13,279
    25,293                             25,293                             25,293
  --------                           --------        -----------        ---------
    89,838                             89,838            (4,000)          85,838
   119,515                            119,515           (65,350)(8)       47,783
                                                         (6,382)(9)
                                                        125,000(7)       125,000
     2,280                              2,280                              2,280
     7,060                              7,060                              7,060
   167,632                            167,632            (6,381)(9)      161,251
  --------                           --------        -----------        ---------
   386,325                            386,325            42,887          429,212
  --------                           --------        -----------        ---------
    24,930                             24,930            (8,264)(8)       16,666
  --------                           --------        -----------        ---------
    11,458                             11,458           (11,458)(8)
  --------                           --------        -----------        ---------
   (62,472)        $  20,800(5)       (55,174)                           (56,754 )
                     (13,502)(6)                         (1,580)(9)
  --------        -----------        --------        -----------        ---------
  $360,241         $   7,298         $367,539         $  21,585         $389,124
  --------        -----------        --------        -----------        ---------
  --------        -----------        --------        -----------        ---------


- -----------------------
 (5) Reflects the Common Stock Offering, net of estimated offering expenses of $1.7 million, with net proceeds to the Company of $20.8 million.

 (6) Reflects the Common Stock Repurchase.

 (7) Reflects the Debenture Offering, net of estimated offering expenses of $4.7 million, with net proceeds to the Company of $120.3 million, including approximately $17.0 million in cash and principal amount of Debentures, the proceeds of which are not required for the Use of Proceeds.

 (8) Reflects the Star Gas Refinancing.

 (9) Reflects the Note Repurchase and the related extraordinary loss representing the premium paid on the early retirement of such debt.

(10) Reflects the repayment of Star Gas working capital borrowings.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

    The following pro forma statement of operations for the year ended December 31, 1993 is derived from the Company's financial statements for the year ended December 31, 1993, adjusted to give effect to the Heating Oil Acquisitions, the Star Gas Transactions, the Prior Note Offerings and the Offerings, as if each such transaction had occurred on January 1, 1993; provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.9 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.

    The results of operations of the acquired distributorships are based on their individual fiscal year ends. The combination of the acquired distributorships on their individual fiscal year bases, rather than the Company's fiscal year, does not produce a materially different effect. The acquisitions of the distributorships and Star Gas have been accounted for as purchases. The unaudited statements of operations of the individually insignificant distributorships and for Star Gas for the year ended December 31, 1993 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)


                                                              PETROLEUM
                                                              HEAT AND        DISTRIBUTORSHIPS                    PRO FORMA
                                                           POWER CO., INC.      ACQUIRED(1)       STAR GAS(2)    ADJUSTMENTS

Net sales...............................................      $ 538,526           $ 75,149         $  102,397
Cost of sales...........................................        366,809             50,954             47,532
                                                           ---------------        --------        -----------
  Gross profit..........................................        171,717             24,195             54,865
Operating expenses......................................        123,280             16,490             36,891      $(2,884)(3)
Amortization of customer lists and deferred charges.....         28,731                                 6,042          667(4)
Depreciation and amortization of plant and equipment....          5,933                851              5,725          633(4)
Provision for supplemental benefit......................            264
Impairment of long-lived assets.........................                                               33,913
                                                           ---------------        --------        -----------
  Operating Income......................................         13,509              6,854            (27,706)
Interest expense--net...................................         20,508                                15,843       (7,694)(5)
                                                                                                                     3,748(6)
Other income (expenses).................................           (165)
                                                           ---------------        --------        -----------
  Income (loss) before income taxes.....................         (7,164)             6,854            (43,549)
Income taxes............................................            400                                   180
                                                           ---------------        --------        -----------
  Net income (loss).....................................      $  (7,564)          $  6,854         $  (43,729)
                                                           ---------------        --------        -----------
                                                           ---------------        --------        -----------
Net income (loss) per common share(9):
  Class A Common Stock..................................      $    (.53)
  Class B Common Stock..................................           1.88
  Class C Common Stock..................................           (.53)
Weighted average number of common shares outstanding:
  Class A Common Stock..................................         18,993                                              2,489(7)
  Class B Common Stock..................................            217
  Class C Common Stock..................................          2,545


- ------------------------

(1) Represents the results of the distributorships acquired in the 1993 Acquisitions from January 1, 1993 to their dates of acquisition by the Company. Results of such distributorships from the dates of acquisition to December 31, 1993 are included in the Company's December 31, 1993 consolidated results. The 1993 results of the distributorships acquired in the 1994 Nine Month Acquisitions and the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

(2) Represents the 1993 results of Star Gas, excluding certain operations sold and including operations acquired prior to the Star Gas Acquisition.

(3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:

Salaries and related costs....................................................   $2,273
Other.........................................................................      611
                                                                                 ------
                                                                                 $2,884
                                                                                 ------
                                                                                 ------

The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1993 and 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

(4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects decreased interest expense of Star Gas as a result of the Star Gas Recapitalization.

(6) Reflects increased interest expense as a result of the Prior Note Offerings. If the Prior Note Offerings had occurred on January 1, 1993, the Company would have recorded a $3.8 million extraordinary loss as the result of the early retirement of debt.


(7) Reflects the issuance of shares in the Star Gas Acquisition.

               STOCK                    DEBENTURE
             OFFERING                   OFFERING
             PRO FORMA                  PRO FORMA
SUBTOTAL    ADJUSTMENTS    SUBTOTAL    ADJUSTMENTS      PRO FORMA

$716,072                   $716,072                     $ 716,072
 465,295                    465,295                       465,295
- --------                   --------                     ---------
 250,777                    250,777                       250,777
 173,777                    173,777                       173,777
  35,440                     35,440                        35,440
  13,142                     13,142                        13,142
     264                        264                           264
  33,913                     33,913                        33,913
- --------                   --------                     ---------
  (5,759)                    (5,759)                       (5,759)
  32,405                     32,405        3,852(8)        36,257
    (165)                      (165)                         (165)
- --------                   --------                     ---------
 (38,329)                   (38,329)                      (42,181)
     580                        580                           580
- --------                   --------                     ---------
$(38,909)                  $(38,909)                    $ (42,761)
- --------                   --------                     ---------
- --------                   --------                     ---------
                                                        $   (1.85)
                                                             1.88
                                                            (1.85)
  21,482          978(10)                                  22,460
     217                                                      217
   2,545                                                    2,545


- ------------------------


 (8) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $16.7 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on January 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



 (9) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the year ended December 31, 1993, after adjusting the net loss for preferred stock dividends of $3.4 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the year ended December 31, 1993, plus approximately 3.5 million common shares assumed to have been issued on January 1, 1993, after adjusting the pro forma net loss for preferred stock dividends of $3.1 million.



(10) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering and the repurchase of 1.5 million shares of Class A Common Stock issued in connection with the Star Gas Acquisition with a portion of the proceeds therefrom.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

    The following pro forma statement of operations for the nine months ended September 30, 1994 is derived from the Company's financial statements for the nine months ended September 30, 1994, adjusted to give effect to the 1994 Nine Month Acquisitions, the 1994 Fourth Quarter Acquisitions, the Star Gas Acquisition, the 9 3/8% Note Offering, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on January 1, 1993: provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.4 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.

    The unaudited statements of operations of the Company, the distributorships acquired and Star Gas for the nine months ended September 30, 1994 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations. Because of the seasonality of the home heating oil and propane businesses, nine-month results are not indicative of the results to be expected for a full year.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)


                                                                PETROLEUM
                                                                 HEAT AND       DISTRIBUTORSHIPS                    PRO FORMA
                                                              POWER CO. INC.      ACQUIRED(1)       STAR GAS(2)    ADJUSTMENTS

Net sales..................................................      $385,291           $ 32,248          $69,251
Cost of sales..............................................       257,240             21,301           30,960
                                                              --------------        --------        -----------
  Gross profit.............................................       128,051             10,947           38,291
Operating expenses.........................................        91,908              5,163           26,650        $  (428)(3)
Amortization of customer lists and deferred charges........        19,466                               3,082            461(4)
Depreciation and amortization of plant and equipment.......         4,308                431            5,200           (564)(4)
Provision for supplemental benefit.........................           209
                                                              --------------        --------        -----------
  Operating Income.........................................        12,160              5,353            3,359
Interest expense--net......................................        16,721                               5,753            907(5)
Other income (expenses)....................................            83                                 126
Share of loss of Star Gas..................................        (1,243)                                             1,243(6)
                                                              --------------        --------        -----------
  Income (loss) before income taxes........................        (5,721)             5,353           (2,268)
Income taxes...............................................           425                                 218
                                                              --------------        --------        -----------
  Net income (loss)........................................      $ (6,146)          $  5,353          $(2,486)
                                                              --------------        --------        -----------
                                                              --------------        --------        -----------
Net income (loss) per common share(9):
  Class A Common Stock.....................................      $   (.45)
  Class B Common Stock.....................................          1.10
  Class C Common Stock.....................................          (.45)
Weighted average number of common shares outstanding:
  Class A Common Stock.....................................        18,993                                              2,489(7)
  Class B Common Stock.....................................           196
  Class C Common Stock.....................................         2,545


- ------------------------
(1) Represents the results of the distributorships acquired in the 1994 Nine Month Acquisitions from January 1, 1994 to their dates of acquisition by the Company. Results of such distributorships from the dates of acquisition to September 30, 1994 are included in the Company's September 30, 1994 consolidated results. The nine-month results of the distributorships acquired in the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

(2) Represents the results of operations of Star Gas for the nine months ended September 30, 1994, excluding certain operations sold and including operations acquired prior to the Star Gas Acquisition.

(3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:

Salaries and related costs......................................................   $388
Other...........................................................................     40
                                                                                   ----
                                                                                   $428
                                                                                   ----
                                                                                   ----

The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

(4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects increased interest expense as a result of the 9 3/8% Note Offering. If the 9 3/8% Note Offering had occurred on January 1, 1993, the Company would have recorded a $2.3 million extraordinary loss as a result of the early retirement of debt.

(6) Reversal of the share of loss of Star Gas for the nine months ended September 30, 1994 since Star Gas is assumed to have been 100% acquired on January 1, 1993 (see Note 2 above).


(7) Reflects the issuance of shares in the Star Gas Acquisition.

                 STOCK                     DEBENTURE
               OFFERING                    OFFERING
               PRO FORMA                   PRO FORMA
  SUBTOTAL    ADJUSTMENTS   SUBTOTAL      ADJUSTMENTS      PRO FORMA

  $ 486,790                 $486,790                       $ 486,790
    309,501                  309,501                         309,501
  ---------                 --------                       ---------
    177,289                  177,289                         177,289
    123,293                  123,293                         123,293
     23,009                   23,009                          23,009
      9,375                    9,375                           9,375
        209                      209                             209
  ---------                 --------                       ---------
     21,403                   21,403                          21,403
     23,381                   23,381          2,816(8)        26,197
        209                      209                             209
  ---------                 --------                       ---------
     (1,769)                  (1,769)                         (4,585)
        643                      643                             643
  ---------                 --------                       ---------
  $  (2,412)                $ (2,412)                      $  (5,228)
  ---------                 --------                       ---------
  ---------                 --------                       ---------
                                                           $    (.35)
                                                                1.10
                                                                (.35)
     21,482          978(10)                                  22,460
        196                                                      196
      2,545                                                    2,545


- ------------------------

( 8) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $16.7 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on January 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



( 9) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the nine-months ended September 30, 1994, after adjusting the net loss for preferred stock dividends of $3.3 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the nine-months ended September 30, 1994, plus approximately 3.5 million common shares assumed to have been issued on January 1, 1993, after adjusting the pro forma net loss for preferred stock dividends of $3.3 million.



(10) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering and the repurchase of 1.5 million shares of Class A Common Stock issued in connection with the Star Gas Acquisition with a portion of the proceeds therefrom.

                      This page intentionally left blank.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

    The following pro forma statement of operations for the twelve months ended September 30, 1994 is derived from the Company's financial statements for the twelve months ended September 30, 1994, adjusted to give effect to the 1994 Nine Month Acquisitions, the 1994 Fourth Quarter Acquisitions, the Star Gas Transactions, the 9 3/8% Note Offering, the Debenture Offering, the Common Stock Offering and the Use of Proceeds, as if each such transaction had occurred on October 1, 1993: provided, however, that if both the Debenture Offering and the Common Stock Offering are consummated, the pro forma data do not give effect to approximately $1.9 million of interest expense on, or the use of, approximately $16.7 million of proceeds of the Debenture Offering, the proceeds of which are not required for acquisitions or refinancings.


    The unaudited statements of operations of the Company, the distributorships acquired and Star Gas for the twelve months ended September 30, 1994 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)


                                                                PETROLEUM
                                                                HEAT AND        DISTRIBUTORSHIPS                    PRO FORMA
                                                             POWER CO., INC.      ACQUIRED(1)       STAR GAS(2)    ADJUSTMENTS

Net sales.................................................      $ 546,434           $ 48,438         $  101,351
Cost of sales.............................................        361,682             32,940             45,299
                                                             ---------------        --------        -----------
  Gross profit............................................        184,752             15,498             56,052
Operating expenses........................................        126,008              8,307             36,037      $  (947)(3)
Amortization of customer lists and deferred charges.......         25,824                                 4,164          882(4)
Depreciation and amortization of plant and equipment......          5,872                689              6,628         (448)(4)
Provision for supplemental benefit........................            280
                                                             ---------------        --------        -----------
  Operating income........................................         26,768              6,502              9,223
Interest expense--net.....................................         22,082                                 9,514       (1,621)(5)
                                                                                                                       2,002(6)
Other income (expenses)...................................            (53)                                 (740)
Share of loss of Star Gas.................................         (1,243)                                             1,243(7)
                                                             ---------------        --------        -----------
  Income (loss) before income taxes.......................          3,390              6,502             (1,031)
Income taxes..............................................            607                                   300
                                                             ---------------        --------        -----------
  Net income (loss).......................................      $   2,783           $  6,502         $   (1,331)
                                                             ---------------        --------        -----------
                                                             ---------------        --------        -----------
Net income (loss) per common share(10):
  Class A Common Stock....................................      $    (.04)
  Class B Common Stock....................................           1.57
  Class C Common Stock....................................           (.04)
Weighted average number of common shares outstanding:
  Class A Common Stock....................................         18,993                                              2,489(8)
  Class B Common Stock....................................            201
  Class C Common Stock....................................          2,545


- ------------------------

(1) Represents the results of the distributorships acquired in the 1994 Nine Month Acquisitions from October 1, 1993 to their dates of acquisition by the Company. There were no fourth quarter 1993 acquisitions. Results of such distributorships from the dates of acquisition to September 30, 1994 are included in the Company's twelve months ended September 30, 1994 consolidated results. The twelve-month results of the distributorships acquired in the 1994 Fourth Quarter Acquisitions are also included in their entirety in this column.

(2) Represents the results of operations of Star Gas for the year ended September 30, 1994, excluding operations sold and including operations acquired prior to the Star Gas Acquisition.

(3) Elimination of general and administrative expenses of the acquired distributorships and of Star Gas which do not have a continuing impact on income from continuing operations as follows:


   Salaries and related cost--Star Gas.............................................   $557
   Salaries and related cost--Acquired Distributorships............................    390
                                                                                      ----
                                                                                      $947
                                                                                      ----
                                                                                      ----


The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1994 and of Star Gas. These employees were not employed by the Company when the distributorships and Star Gas were acquired and the Company was able to integrate the businesses without incurring any incremental costs.

(4) Adjustment of amortization of customer lists and deferred charges and depreciation and amortization of plant and equipment, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects decreased interest expense as a result of the Star Gas Recapitalization.

(6) Reflects increased interest expense as a result of the 9 3/8% Note Offering. If the 9 3/8% Note Offering had occurred on October 1, 1993, the Company would have recorded a $1.3 million extraordinary loss as the result of the early retirement of debt.

(7) Reversal of the share of loss of Star Gas for the twelve months ended September 30, 1994, since Star Gas is assumed to have been 100% acquired on October 1, 1993 (see Note 2 above)


(8) Reflects the issuance of shares in the Star Gas Acquisition.

              STOCK                   DEBENTURE
            OFFERING                   OFFERING
            PRO FORMA                 PRO FORMA
SUBTOTAL   ADJUSTMENTS     SUBTOTAL   ADJUSTMENT     PRO FORMA

$696,223                   $696,223                  $ 696,223
 439,921                    439,921                    439,921
- --------                   --------                  ---------
 256,302                    256,302                    256,302
 169,405                    169,405                    169,405
  30,870                     30,870                     30,870
  12,741                     12,741                     12,741
     280                        280                        280
- --------                   --------                  ---------
  43,006                     43,006                     43,006
  31,977                     31,977      3,773(10)      35,750
    (793)                      (793)                      (793)
- --------                   --------                  ---------
  10,236                     10,236                      6,463
     907                        907                        907
- --------                   --------                  ---------
$  9,329                   $  9,329                  $   5,556
- --------                   --------                  ---------
- --------                   --------                  ---------
                                                     $    0.07
                                                          1.57
                                                          0.07
  21,482      978(11)                                   22,460
     201                                                   201
   2,545                                                 2,545


- ------------------------


 (9) Reflects the net increase in interest expense as a result of a portion of the Debentures issued in the Debenture Offering, the proceeds of which are required for the Use of Proceeds. Excludes interest expense on, and use of, $16.7 million of the Debentures, the proceeds of which are not required for such purposes. If the Note Repurchase had occurred on October 1, 1993, the Company would have recorded a $1.9 million extraordinary loss as the result of the early retirement of such debt.



(10) The net income (loss) per common share has been computed, utilizing the three class method, based upon the weighted average number of outstanding common shares for the twelve months ended September 30, 1994, after adjusting the net income (loss) for preferred stock dividends of $3.3 million. The pro forma net income (loss) per common share has been computed using the average number of outstanding common shares for the twelve months ended September 30, 1994, plus approximately 3.5 million common shares assumed to have been issued on October 1, 1993 after adjusting the pro forma net income for preferred stock dividends of $3.3 million.



(11) Reflects the issuance of 2.5 million shares of Class A Common Stock as a result of the Common Stock Offering and the repurchase of 1.5 million shares of Class A Common Stock issued in connection with the Star Gas Acquisition with a portion of the proceeds therefrom.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO
WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS
OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                                         PAGE

Available Information.................     2
Certain Definitions...................     2
Prospectus Summary....................     3
The Company...........................     7
Risk Factors..........................     8
Debenture Offering....................    13
Use of Proceeds.......................    13
Dilution..............................    14
Price Range of Common Stock...........    14
Dividend Policy.......................    15
Capitalization........................    16
Selected Financial and Other Data.....    18
Management's Discussion and Analysis
 of Results of Operations and
  Financial Condition.................    20
Business..............................    28
Management............................    39
Principal and Selling Stockholders....    42
Description of Capital Stock..........    43
Underwriting..........................    46
Legal Matters.........................    47
Experts...............................    47
Incorporation of Documents by
  Reference...........................    48
Index to Consolidated Financial
  Statements..........................    F-1
Pro Forma Financial Statements........    P-1


                                3,000,000 SHARES

                                      [LOGO]


                                 PETROLEUM HEAT
                               AND POWER CO., INC.

                              CLASS A COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                            DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                             BEAR, STEARNS & CO. INC.

                            PAINEWEBBER INCORPORATED

                                       , 1995
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC registration fee...........................................   $   53,365
NASD filing fee................................................   $   15,976
Printing and engraving.........................................   $  225,000
Accountants' fees and expenses.................................   $  150,000
Legal fees and expenses........................................   $  200,000
Trustee's fees and expenses....................................   $   15,000
Transfer Agent's fees and expenses.............................   $   10,000
Blue Sky fees and expenses.....................................   $   30,000
Miscellaneous..................................................   $   63,159
                                                                  ----------
  Total........................................................   $  762,500
                                                                  ----------
                                                                  ----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 302A.521 of the Minnesota Business Corporation Act (the "MBCA") provides mandatory and exclusive standards for indemnification, although the Articles of Incorporation or by-laws of a corporation can specifically limit the statutory indemnification. Minnesota law generally provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of such person's official capacity as an officer, director or employee of the corporation, against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by that person in connection with the proceeding, if such person (a) has not been indemnified by another entity for the same proceedings and in connection with the same acts or omission; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of a criminal proceeding, had no reason to believe such person's conduct was unlawful; and (e) in connection with the acts or omissions in question, the person reasonably believed that such person's conduct was in the best interests of the corporation (or, in the case of a question of improper personal benefit, believed that the conduct was not opposed to the best interests of the corporation; or in the case of an employee benefit plan, believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan).

    Section 302A.521 of the MBCA further provides that if an officer, director or employee is made or threatened to be made a party to a proceeding in such person's official capacity, such person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses incurred by such person in advance of the final disposition of the proceeding (a) upon receipt by the corporation of a written confirmation by such person of such person's good faith belief that the criteria for indemnification set forth under Minnesota law have been satisfied, an undertaking by such person to repay all amounts paid or reimbursed by the corporation if it is ultimately determined that the criteria for indemnification have not been satisfied, and
(b) after a determination that the facts then known to those making the determination would not preclude indemnification under Minnesota law.

    Finally, Section 302A.521 of the MBCA provides that a corporation's Articles of Incorporation or by-laws may prohibit indemnification or advances or may impose conditions on such indemnification or advance, as long as those conditions apply equally to all persons or to all persons with a given class.

    Registrant's Restated Articles of Incorporation, as amended, contains the limitation of liability provision set forth below:

        "ARTICLE VIII--A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 of the Minnesota Business Corporation Act or Section 80A.23 of the Minnesota Securities law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Minnesota Business Corporation Act is hereafter amended to authorize any further limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as amended. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal."

    Registrant's by-laws, as amended, contains the indemnification provision set forth below:

        "Section 8.01. The corporation shall indemnify all officers and directors of the corporation, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted by Minnesota Statutes Section 302A.521, as now enacted or hereafter amended. Unless otherwise approved by the Board of Directors, the corporation shall not indemnify or advance expenses to any employee of the corporation who is not otherwise entitled to indemnification pursuant to the prior sentence of this Section 8.01."

ITEM 16. EXHIBITS


EXHIBIT
  NO.                                    DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
  1.1     --Form of Debenture Underwriting Agreement. (1)
  1.2     --Form of Common Stock Underwriting Agreement (1)
  4.1     --Indenture, dated as of April 1, 1993, between the Company and Chemical Bank, as trustee, including Form of Notes. (8)
  4.2     --Indenture, dated as of October 1, 1985 between the Company and Manufacturers
            Hanover Trust Company, as trustee, including Form of Notes. (3)
  4.3     --Restated and Amended Articles of Incorporation, as amended, and Articles of
            Amendment thereto. (2)
  4.4     --Certificate of Designation creating a series of preferred stock designated as
            Cumulative Redeemable Exchangeable 1991 Preferred Stock and Certificate of
            Amendment relating thereto. (6)
  4.5     --Certificate of Designation creating a series of preferred stock designated as
            Cumulative Redeemable 1991 Preferred Stock. (6)
  4.6     --Form of Indenture between the Company and Chemical Bank, as trustee, including
            Form of Debentures. (1)
  4.7     --Certificate of Designation creating a series of Preferred Stock designated as
            Cumulative Redeemable Exchangeable 1993 Preferred Stock. (10)
  5       --Opinion of Phillips, Nizer, Benjamin, Krim & Ballon. (9)
  7       --Opinion of Dorsey & Whitney (9)
 10.1     --Amended and Restated Credit Agreement dated as of December 31, 1992 among the
            Company, Maxwhale Corp., certain banks party thereto and Chemical Bank. (8)
 10.2     --Pension Plan, as amended, of Petroleum Heat and Power Co., Inc. (2)
 10.3     --Savings Plan, as amended of Petroleum Heat and Power Co., Inc. (2)
 10.4     --Supplemental Executive Retirement Plan of Petroleum Heat and Power Co., Inc. (2)

EXHIBIT
  NO.                                    DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
 10.5     --Lease dated July 15, 1981 with respect to offices and garage located at 477 West
            John Street and 5 Alpha Plaza, Hicksville, New York. (4)
 10.6     --Lease dated February 15, 1982,(4) First Amendment dated February 14, 1986, and
            Second Amendment dated July 1, 1989, with respect to offices, garage and terminal located at 818 Michigan Avenue, N.E., Washington, D.C. (2)
 10.7     --Lease dated June 26, 1989 with respect to offices and garage located at 40 Lee
            Burbank Highway, Revere, Massachusetts. (2)
 10.8     --Lease dated December 1, 1985 with respect to office and garage located at
            3600-3620 19th Avenue, Astoria, New York. (3)
 10.9     --Lease dated November 1, 1985 with respect to office and garage located at 522
            Grand Blvd., Westbury, New York. (5)
 10.10    --Lease dated June 5, 1986 with respect to office and garage located at 2541
            Richmond Terrace Co., Staten Island, New York. (5)
 10.11    --Lease dated July 31, 1986 with respect to office and garage located at 71 Day
            Street, Norwalk, Connecticut. (5)
 10.12    --Lease dated July 9, 1984 with respect to office located at 1245 Westfield Avenue,
            Clark, New Jersey. (5)
 10.13    --Lease dated April 5, 1991 with respect to office and garage located at 10 Spring
            Street, New Milford, Connecticut. (2)
 10.14    --Lease dated October 26, 1990 with respect to office and garage located at 1 Coffey
            Street, Brooklyn, New York. (2)
 10.15    --Lease dated February 6, 1990 with respect to office and garage located at 62
            Oakland Avenue and 64 Oakland Avenue, East Hartford, Connecticut. (2)
 10.16    --Lease dated July 29, 1988 and Addendum to lease dated August 1, 1988 with respect to office, garage and terminal located at 224 North Main Street, Southampton, New
            York. (2)
 10.17    --Lease dated April 1, 1988 with respect to office and garage located at 171 Ames
            Court, Plainview, New York. (2)
 10.18    --Lease dated August 12, 1988 with respect to office and garage located at 326 South
            Second Street, Emmaus, Pennsylvania. (2)
 10.19    --Lease dated July 15, 1990, Addendum to lease dated July 27, 1990 and Second
            Addendum to lease dated November 30, 1990, with respect to office and garage located at 212 Elm Street, North Haven, Connecticut. (2)
 10.20    --Lease dated August 14, 1989 with respect to office and garage located at foot of
            South Street, Oyster Bay, New York. (2)
 10.21    --Lease and Addendum to lease dated September 26, 1990 with respect to office and garage located at 930 Park Avenue, Lakewood, New Jersey. (2)
 10.22    --Lease dated December 1, 1990 with respect to garage located at 10 Coffey Street,
            Brooklyn, New York. (2)
 10.23    --Lease dated May 9, 1991 with respect to office and garage located at 260 Route 10
            East, Whippany, New Jersey. (2)
 10.24    --Lease dated June 1, 1987 with respect to garage located at 817 Pennsylvania
            Avenue, Linden, New Jersey. (2)
 10.25    --Lease dated June 1, 1989 with respect to office and garage located at 2 Selleck
            Street, Stamford, Connecticut. (2)
 10.26    --Lease dated April 28, 1992 with respect to office and garage located at 8087-8107
            Parston Drive, Forestville, Maryland. (8)
 10.27    --Demand Promissory Notes of Thomas J. Edelman in favor of Petro, Inc. in the amounts of $500,000 and $100,000 dated April 15, 1985 and May 17, 1985, respectively, and Pledge and Security Agreement, as amended, made by Thomas J.
            Edelman in favor of Petro, Inc. dated April 15, 1986. (5)
 10.28    --Letter dated June 5, 1985 with respect to redemption of 55,250 shares of common stock of Petroleum Heat and Power Co., Inc. from Thomas J. Edelman and promissory note of Petroleum Heat and Power Co., Inc. in the amount of $884,000 in favor of
            Thomas J. Edelman, dated June 6, 1985. (3)

EXHIBIT
  NO.                                    DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
 10.29    --Option dated October 18, 1984 granted to Irik P. Sevin to purchase 64,000 shares of common stock of Petroleum Heat and Power Co., Inc. (3)
 10.30    --Form of Equipment Lease and related documentation dated as of October 21, 1983 relating to vehicle leasing transaction between Atlas Oil Corporation and various equipment lessors. (3)
 10.31    --Form of Equipment Lease and related documentation dated as of March 2, 1985 relating to vehicle leasing transaction between Petro, Inc. and various equipment lessors. (3)
 10.32    --Agreement dated October 22, 1986 relating to purchase of 64,000 shares of Class A
            Common Stock by
            Irik P. Sevin. (5)
 10.33    --Agreement dated December 2, 1986 relating to stock options granted to Malvin P.
            Sevin. (5)
 10.34    --Agreement dated December 2, 1986 relating to stock options granted to Irik P.
            Sevin. (5)
 10.35    --Agreements dated December 28, 1987 and March 6, 1989 relating to stock options granted to Irik P. Sevin and Malvin P. Sevin. (2)
 10.37    --Subordinated Note Agreement relating to $60 million Subordinated Notes due October
            1, 1998 issued to John Hancock Mutual Life Insurance Company and other Investors
            (the "Hancock Note Agreement"). (2)
 10.38    --Note Agreement, dated as of January 15, 1991, relating to $12.5 million
            Subordinated Notes due January 15, 2001, between the Company and Connecticut
            General Life Insurance Company (the "Connecticut General Note Agreement"). (2)
 10.39    --Purchase Agreement, dated as of September 1, 1991, between the Company and United
            States Leasing International, relating to purchase of 159,722 shares of the 1991
            Preferred Stock (the "US Leasing Purchase Agreement"). (2)
 10.40    --Purchase Agreement, dated as of August 1, 1989, between the Company and John
            Hancock Mutual Life Insurance Company and The Northwestern Mutual Life Insurance
            Company, relating to the purchase of the 1989 Preferred Stock (the
            "Hancock/Northwestern Purchase Agreement"). (2)
 10.41    --Agreement dated as of November 1, 1992 relating to stock options granted to George
            Leibowitz. (8)
 10.42    --Letter Agreement dated March 15, 1993 relating to the Credit Agreement. (8)
 10.43    --Lease dated June 17, 1993 with respect to office facilities located at 2187
            Atlantic Street in Stamford Connecticut. (10)
 10.44    --Note dated December 31, 1993, in the amount of $1,559,827, due December 31, 1994, from Irik P. Sevin to the Company. (10)
 10.45    --Agreement dated December 1993 relating to stock options granted to
            Malvin P. Sevin. (10)
 10.46    --Purchase Agreement, dated as of December 21, 1993, among Star Gas Holdings, Inc.,
            First Reserve Secured Energy Assets Fund, L.P. American Gas & Oil Investors, AmGo
            II, AmGo III, FRC Star Gas, Inc., Star Gas and the Company. (11)
 10.47    --Option from Star Gas to the Company, dated as of December 21, 1993. (11)
 10.48    --Shareholder Put/Call Agreement, dated as of December 21, 1993, among the Company, the Other Investors and Prudential. (11)
 10.49    --Shareholders' Agreement, dated as of December 21, 1993, among the Company, the
            Other Investors and Prudential. (11)
 10.50    --Management Services Agreement, dated as of December 21, 1993, between the Company and Star Gas. (11)
 10.51    --First Amendment to the Company's 10 1/8% Subordinated Notes Indenture dated as of
            January 12, 1994. (10)
 10.52    --Form of First Amendment to the US Leasing Purchase Agreement. (10)
 10.53    --Form of Third Amendment to the Connecticut General Note Agreement. (10)
 10.54    --Form of Second Amendment to the Hancock Note Agreement. (10)
 10.55    --Form of First Amendment to the Hancock/Northwestern Purchase Agreement. (10)

EXHIBIT
  NO.                                    DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
 10.56    --Form of Fourth Amendment dated January 21, 1994 to the Second Amended and Restated
            Credit Agreement. (10)
 10.57    --Employment Agreement dated July 21, 1994 with Thomas Isola (13)
 10.58    --Agreement entered into as of the 7th day of December, 1994, among the Company,
            PruSupply, Inc. and the Prudential Insurance Company of America. (2)
 10.59    --Agreement dated April 4, 1994 relating to stock options granted to Irik P. Sevin.
            (1)
 10.60    --Note dated December 31, 1994, in the amount of $1,640,060, due December 31, 1995, from Irik P. Sevin to the Company. (9)
 11.0     --Computation of Per Share Earnings. (14)
 12.0     --Computation of Ratio of Earnings to Fixed Charges. (14)
 24.1     --Consent of KPMG Peat Marwick LLP. (14)
 24.2     --Consent of Ernst & Young LLP. (14)
 24.3     --Consent of Phillips, Nizer, Benjamin, Krim & Ballon (included in Exhibit 5).
 24.4     --Consent of Sansiveri, Ryan, Sullivan & Co. (14)
 24.5     --Consent of Dorsey & Whitney (included in Exhibit 7).
 25.0     --Power of Attorney (14).
 26.0     --Statement of Eligibility of Trustee on Form T-1 of Chemical Bank(separately bound). (1)


- ------------

 (1) Filed herewith.

 (2) Filed as Exhibits to Registration Statement on Form S-1, File No. 33-48051, and incorporated herein by reference.

 (3) Filed as Exhibits to Registration Statement on Form S-1, File No. 2-99794, and incorporated herein by reference.

 (4) Filed as Exhibits to Registration Statement on Form S-1, File No. 2-88526, and incorporated herein by reference.

 (5) Filed as Exhibits to Registration Statement on Form S-1, File No. 33-9088, and incorporated herein by reference.

 (6) Filed as Exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 2-88526, and incorporated herein by reference.

 (7) Filed as Exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 2-88526, and incorporated herein by reference.

 (8) Filed as Exhibits to the Company's Registration Statement on Form S-2, File No. 33-58034, and incorporated herein by reference.

 (9) To be filed by Amendment.

(10) Filed as Exhibits to the Registration Statement on Form S-2, File No. 33-72354, and incorporated herein by reference.

(11) Filed as Exhibits to the Company's Periodic Report on Form 8-K filed on January 4, 1994, File No. 2-88526, and incorporated herein by reference.


(12) Filed as Exhibits to the Company's Periodic Report on Form 8-K, dated December 23, 1994.


(13) Filed as an Exhibit to the Company's Period Report on Form 10-Q for the quarter ended September 1994.


(14) Filed previously.


ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefor unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or(4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of New York, State of New York, on the 12th of January, 1995.


                                          PETROLEUM HEAT AND POWER CO., INC.
                                          By           /s/ IRIK P. SEVIN
                                             ...................................
                                                       Irik P. Sevin
                                             President, Chairman of the Board,
                                              Chief Executive Officer and Chief
                                              Financial and Accounting Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         /s/ IRIK P. SEVIN            President, Chairman of the Board,     January 12, 1995
....................................    Chief Executive Officer,
           Irik P. Sevin                Financial and Accounting Officer
                                        and Director

                 *                    Secretary and Director                January 12, 1995
....................................
          Audrey L. Sevin

....................................  Director                              January 12, 1995
          Phillip E. Cohen

                 *                    Director                              January 12, 1995
....................................
         Thomas J. Edelman

                 *                    Director                              January 12, 1995
....................................
          Wolfgang Traber

                 *                    Director                              January 12, 1995
....................................
         Richard O'Connell

                 *                    Director                              January 12, 1995
....................................
            Max Warburg

....................................  Director                              January 12, 1995
           Paul Biddelman


- ------------------------


* By     /s/ IRIK P. SEVIN

    ...............................

             Irik P. Sevin,
            Attorney-in-Fact